    As filed with the Securities and Exchange Commission on June ___, 1996


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                Amendment No. 4
                                       to

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         SEDA SPECIALTY PACKAGING CORP.
             (Exact name of registrant as specified in its charter)

    Delaware                                            3089                                         95-3928988
(State or other jurisdiction                (Primary Standard Industrial                (IRS Employer Identification
     of incorporation)                       Classification Code Number)                           Number)

 2501 West Rosecrans Blvd., Los Angeles, California 90059-3510  (310) 635-4444
              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ____________________

                                 Shawn Sedaghat
                Chairman, President and Chief Executive Officer
                         SEDA Specialty Packaging Corp.
                           2501 West Rosecrans Blvd.
                       Los Angeles, California 90059-3510
                                 (310) 635-4444
           (Name, address, including zip code, and telephone number,
             including area code, of agent for service) Copies to:

              Leib Orlanski, Esq.                                                         Carl S. Koerner, Esq.
              Susan Kalman, Esq.                                                       Koerner Silberberg & Weiner
          Freshman, Marantz, Orlanski                                                 112 Madison Avenue, 3rd Floor
                 Cooper & Klein                                                          New York, NY 10016-7424
            Eighth Floor, East Tower                                                         (212) 689-4400
            9100 Wilshire Boulevard
         Beverly Hills, California 90212-3480
               Tel. (310) 273-1870
               Fax  (310) 274-8293


         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger (the "Merger") of a wholly-owned subsidiary of the Registrant with American Safety Closure Corp. ("ASC") pursuant to the Merger Agreement described in the enclosed Prospectus/Proxy Statement have been satisfied or waived.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:
                                                                             [ ]
                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------
                                                      Proposed
                                                       Maximum      Proposed Maximum
    Title of each class of                            Offering          Aggregate           Amount of
          securities              Amount to be          Price           Offering           Registration
       to be registered            registered         Per Unit            Price                Fee
- ----------------------------------------------------------------------------------------------------------
 Common Stock $.001 par             262,243(1)           Not         Not Applicable            $1,004.92(2)
 value                                               Applicable
- ----------------------------------------------------------------------------------------------------------
          Total                     262,243                                              Total $1,004.92
- ----------------------------------------------------------------------------------------------------------
- ---------------

(1) The number of shares of Common Stock of the Registrant to be registered is based upon the maximum number of such shares issuable in the Merger upon the conversion of shares of Common Stock, par value $.30 per share, of ASC ("ASC Common Stock") presently outstanding and subject to outstanding stock options. The terms of the Agreement and Plan of Merger provide that the public holders of the ASC Common Stock will receive (subject to adjustment in certain circumstances) one share of the Registrant's Common Stock for every eight shares of ASC Common Stock held. ASC Managing Partners, an affiliate of ASC, has agreed to exchange its 1,656,127 shares of ASC Common Stock for $1,050,000 cash and 82,500 shares of Registrant's Common Stock.
(2) The registration fee, pursuant to Rule 457(f)(1) under the Securities Act of 1933 (the "Securities Act"), was arrived at by multiplying $1.28125, the average of the bid and asked prices of a share of ASC's Common Stock in the Over-the-Counter Market on the Electronic Bulletin Board on June 5, 1995, by 3,094,074, the maximum number of shares of ASC Common Stock to be cancelled in the Merger, and deducting therefrom pursuant to Rule 457(f)(3) under the Securities Act, $1,050,000, the cash paid by Registrant to ASC Managing Partners as part of the transaction. The resulting amount, $2,914,282, was then multiplied by 1/29th of one percent to arrive at the fee.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                         SEDA SPECIALTY PACKAGING CORP.

            Cross-Reference Sheet to Form S-4 Registration Statement
                   Pursuant to Item 501(b) of Regulation S-K


                                                                             Location in Prospectus\
Form S-4 Item                                                                Proxy Statement
- -------------                                                                -------------------------
A.       Information About the Transaction

         1.      Forepart of Registration Statement and Outside
                 Front Cover Page of Prospectus.......................   Outside Front Cover Page of Prospectus/Proxy Statement

         2.      Inside Front and Outside Back Cover Pages of
                 Prospectus...........................................   Inside Front Cover Page of Prospectus/Proxy Statement;
                                                                         Available Information; Table of Contents

         3.      Risk Factors and Ratio of Earnings to Fixed Charges
                 and Other Information................................   Summary; Risk Factors; SEDA Specialty Packaging Corp. -
                                                                         Selected Financial Data; American Safety Closure Corp. -
                                                                         Selected Consolidated Financial Data; Unaudited Pro Forma
                                                                         Combined Financial Statements

         4.      Terms of the Transaction.............................   Summary; The Transaction

         5.      Pro Forma Financial Information......................   Summary; Pro Forma Combined Financial Statements

         6.      Material Contracts with the Company Being
                 Acquired.............................................   The Transaction - Interest of Certain Persons in the Merger

         7.      Additional Information Required for Reoffering
                 by Persons and Parties Deemed to be Underwriters.....   American Safety Closure Corp. - Selling Stockholders

         8.      Interests of Named Experts and Counsel...............   Legal Matters

         9.      Disclosure of Commission Position on
                 Indemnification for Securities Act Liabilities.......   Not Applicable

B.       Information about the Registrant

         10.     Information with Respect to S-3 Registrants..........   Not Applicable

         11.     Incorporation of Certain Information by
                 Reference............................................   Not Applicable

         12.     Information with Respect to S-2 or S-3

                 Registrants.......................................................  Not Applicable


                                                                                     Location in Prospectus\
Form S-4 Item                                                                            Proxy Statement
- -------------                                                                        -----------------------
         13.     Incorporation of Certain Information by
                 Reference..........................................................          Not Applicable

         14.     Information with Respect to Registrants Other
                 Than S-3 or S-2 Registrants.........................................         Risk Factors; SEDA Specialty
                                                                                              Packaging Corp.; Financial Statements
                                                                                              of SEDA Specialty Packaging Corp.

C.       Information About the Company Being Acquired

         15.     Information with Respect to S-3 Companies............................        Not Applicable

         16.     Information with Respect to S-2 or S-3
                 Companies.............................................................       Not Applicable

         17.     Information with Respect to Companies Other
                 than S-3 or S-2 Companies.............................................       American Safety Closure Corp.;
                                                                                              Consolidated Financial Statements of
                                                                                              American Safety Closure Corp.

D.       Voting and Management Information

         18.     Information if Proxies, Consents or
                 Authorizations are to be Solicited.....................................      Cover Page; Summary; Introduction;
                                                                                              Information Concerning the Meeting;
                                                                                              The Transaction - Interests of
                                                                                              Certain Persons in the Merger; The
                                                                                              Transaction - Appraisal Rights of
                                                                                              Dissenting Stockholders; SEDA
                                                                                              Specialty Packaging Corp. - Directors
                                                                                              and Executive Officers, Executive
                                                                                              Compensation, Certain Relationships
                                                                                              and Certain Transactions and Security
                                                                                              Ownership of Certain Beneficial
                                                                                              Owners and Management

         19.     Information if Proxies, Consents or
                 Authorizations are not to be Solicited,
                 or in an Exchange Offer................................................      Not Applicable

                         AMERICAN SAFETY CLOSURE CORP.

Dear Fellow Stockholder:

         As you may know, American Safety Closure Corp. ("ASC") and SEDA Specialty Packaging Corp. ("SEDA") have entered into a definitive merger agreement through which we will combine our companies to create a broadly diversified specialty plastic packaging company (the "Merger"). If the Merger is approved, ASC will become a wholly-owned subsidiary of SEDA. We believe that, as a result of the Merger, ASC will have additional financial strength and other resources to provide the enhanced quality and breadth of specialty plastic packaging products our customers will need in the years ahead.

         The following persons were directors or executive officers of ASC during the period between April 1994 and the present: David L. Kassel, Harry Goodman, Eugene Biernaski, Donald J. Robinson, Clarence Rohrer, Sharokh "Shawn" Sedaghat, Edward F. Csaszar, Earl McCurdy, Kevin Kearsey, and Vince Conti. Messrs. Kassel and Goodman, former directors of ASC are also principals of ASC Managing Partners which sold 1,656,127 shares of ASC common stock to SEDA for $1,050,000 and 82,500 shares of SEDA common stock. Messrs. Robinson, Rohrer, and Biernaski own respectively 57,500, 83,750, and 55,000 shares of ASC Common Stock. Mr. Sedaghat is also the President and Chief Executive Officer of SEDA, Mr. Csaszar is Vice President of Sales and Marketing at SEDA, Mr. McCurdy is Director of Sales at SEDA, and Mr. Kearsey and SEDA own equal shares of Tube Tech, a plastics tube marketing business. Messrs. Robinson, Rohrer and Biernaski granted SEDA irrevocable proxies (the "Employee Proxies") to vote their shares of ASC in favor of the Merger in return for which SEDA, if it utilizes the proxies, is required to allow Messrs. Robinson, Rohrer and Biernaski to elect whether to exchange their ASC shares for SEDA shares on a ratio of eight shares of ASC stock for one share of SEDA stock or to receive $1.50 for each share of ASC stock exchanged by such persons in the Merger. As a result of an amendment to the Merger Agreement, the public stockholders of ASC only have the right to exchange their ASC stock for SEDA stock at the ratio of eight shares of ASC stock for one share of SEDA stock. The public shareholders do not, under the Merger Agreement, have the right to exchange their ASC stock for $1.50 per share, as do Messrs. Robinson, Rohrer, and Biernaski.

         Your Board of Directors feels that the Merger is in the best interests of ASC and its stockholders. Therefore, the Board unanimously recommends that you vote to adopt and approve the merger agreement.


         As a stockholder, you have the opportunity to voice your opinion on the proposal. Your vote is important. Please be sure to complete, sign, and return the proxy card in the enclosed postage-prepaid envelope as promptly as practicable and in any event no later than July 10, 1996.


         You should read the attached Prospectus/Proxy Statement carefully for more detailed information about the Merger. SEDA controls 89.5% of the ASC common stock and the outcome of the vote is assured. Upon approval of the Merger you will be entitled to receive one share of SEDA common stock in exchange for each eight shares of ASC common stock held by you immediately prior to consummation of the Merger. Under New York law, stockholders of ASC who deliver to ASC, within 20 days after receiving the attached Prospectus/Proxy Statement, a written objection to the Merger, have the right to demand payment of the "fair value" of their ASC common stock if the required procedures under Section 623 of the New York Business Corporation Law are followed. See "The Transaction-Appraisal Rights of Dissenting Stockholders" and a copy of the text of Section 623 of the New York Business Corporation Law included as Annex C to the attached Prospectus/Proxy Statement.

         Thank you in advance for your participation and prompt attention.


         If you have any questions regarding the proposed Merger, please call Ronald W. Johnson, Seda's Chief Financial Officer, at (310) 635-4444.


                                         Sincerely,

                                         Shawn Sedaghat
                                         Chairman of the Board of Directors

                                         June 20, 1996

                         AMERICAN SAFETY CLOSURE CORP.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         To be held _____________, 1996

To the Stockholders of American Safety Closure Corp.:

         NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of American Safety Closure Corp., a New York corporation ("ASC"), will be held on July 15, 1996, at 10:00 a.m. Eastern Standard Time, at the principal executive offices of ASC, 1 Plant Road, Plattsburgh, New York 12901, for the following purposes:


                 1. To consider and approve the Restated Agreement and Plan of Merger dated as of January 5, 1995, and Amendments to the Restated Plan of Merger, dated August 21, 1995, December 15, 1995 and March 19, 1996 and May 24, 1996 (the "Merger Agreement"), by and among ASC, SEDA Specialty Packaging Corp., a Delaware corporation ("SEDA") and SEDA ASC Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SEDA ("Subsidiary"), providing for, among other things, the merger of Subsidiary with and into ASC (the "Merger"), as described in the accompanying Prospectus/Proxy Statement.


                 2. To transact such other business as may properly come before the Meeting and any adjournments thereof.

         The foregoing items of business are more fully described in the Prospectus/Proxy Statement accompanying this Notice.

         Holders of the Common Stock, $.30 par value, of ASC (the "ASC Common Stock") have the right to dissent from the Merger and obtain payment for their shares by following the procedures prescribed in Section 623 of the New York Business Corporation Law, ("NYBCL") which is attached as Annex C to, and summarized under "The Transaction - Appraisal Rights of Dissenting Stockholders" in the attached Prospectus/Proxy Statement. A dissenting stockholder must deliver to ASC, within 20 days after receiving this Notice, written objection to the Merger. A signed proxy card with no voting instructions indicated will be voted in favor of the Merger.

         Only stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the Meeting, you are urged to mark, sign, and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Meeting may vote in person even if he or she returned a proxy.

                                       Sincerely,



                                       SHAWN SEDAGHAT
                                       Chairman of the Board of Directors


Plattsburgh, New York

June 20, 1996


IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE FOR THE MERGER.

              PROSPECTUS/PROXY STATEMENT DATED _______________, 1996

                             SUBJECT TO COMPLETION

                         AMERICAN SAFETY CLOSURE CORP.
                                  1 Plant Road
                          Plattsburgh, New York 12901

              PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS

                                JULY 15, 1996


                         SEDA SPECIALTY PACKAGING CORP.
                          2501 W. Rosecrans Boulevard
                       Los Angeles, California 90059-3510

                                   PROSPECTUS
           FOR ISSUANCE OF UP TO 262,243 SHARES OF SEDA COMMON STOCK


         This Prospectus/Proxy Statement is being furnished to stockholders of American Safety Closure Corp., a New York corporation ("ASC") in connection with the solicitation by ASC of proxies to be voted at a Special Meeting of Stockholders of ASC and any adjournments thereof. At the Special Meeting of Stockholders to be held at 10:00 a.m. on July 15, 1996 (the "Special
Meeting"), the stockholders will consider and vote upon an Agreement and Plan of Merger (the "Merger Agreement") whereby ASC will be acquired by SEDA Specialty Packaging Corp., a Delaware corporation ("SEDA") through the merger of a wholly-owned subsidiary of SEDA into ASC and holders of the outstanding shares of common stock, $.30 par value, of ASC (the "ASC Common Stock") will be entitled to receive one share of the common stock, $.001 par value, of SEDA (the "SEDA Common Stock") in exchange for each eight shares of ASC Common Stock held immediately prior to consummation of the Merger.


         No fractional shares of SEDA Common Stock will be issued in the Merger. In lieu thereof, each holder of ASC Common Stock, entitled to receive a fractional share of SEDA Common Stock, will receive from SEDA an amount of cash equal to the value of such fractional share determined by multiplying the fraction by $1.50.


         This Prospectus/Proxy Statement is being mailed on or about
June 20, 1996, to all stockholders of record of ASC as of June 18, 1996, the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting. Prospective investors should carefully consider the matters described under "Risk Factors".


         SEDA has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Registration Statement") with respect to the SEDA Common Stock which will be issued to the holders of ASC Common Stock in the Merger, and this Prospectus/Proxy Statement also constitutes the Prospectus of SEDA for the public offering of such securities. SEDA has filed concurrently with the Commission a registration statement under Form S-1 to cover the resale of 82,500 shares of SEDA Common Stock issued to ASC Managing Partners to cover the resale of certain shares of SEDA owned by ASC stockholders. This Prospectus/Proxy Statement does not cover any resales of SEDA Common Stock to be received by ASC stockholders in the Merger, and no person is authorized to make any use of this Prospectus/Proxy Statement in connection with any such resale although such shares may be traded freely and without use of this Prospectus/Proxy Statement by the stockholders of ASC not deemed to be affiliates of ASC or of SEDA. All information herein with respect to ASC has been furnished by ASC, and all information herein with respect to SEDA has been furnished by SEDA.

SEE "RISK FACTORS" ON PAGES 8 THROUGH 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Prospectus/Proxy Statement is ________________, 1996.

                             AVAILABLE INFORMATION

         SEDA has filed a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act, with the Securities and Exchange Commission (the "Commission") with respect to the SEDA Common Stock being offered hereby. As permitted by the rules and regulations of the Commission, the Prospectus/Proxy Statement omits certain information contained in the Registration Statement. Statements made in this Prospectus/Proxy Statement as to any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         Each of SEDA and ASC is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). SEDA's Exchange Act filing number is 0-22508. ASC's Exchange Act filing number is 0-14832. In accordance with the Exchange Act, SEDA and ASC file reports, proxy statements and other information with the Commission. Such reports, proxy statements and any other information filed by either SEDA or ASC with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, and at the following Regional Offices of the Commission:
New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

                              ____________________

         SEDA furnishes to its stockholders annual reports containing financial statements audited by its independent accountants. In addition, SEDA furnishes unaudited quarterly or other interim reports to its stockholders as required.

                              ____________________

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROSPECTUS/PROXY STATEMENT OTHER THAN THOSE CONTAINED HEREIN. ANY INFORMATION OR REPRESENTATIONS WITH RESPECT TO SUCH MATTERS NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SEDA OR ASC. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THE PROSPECTUS/PROXY STATEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SEDA OR ASC SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROSPECTUS/PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           PROSPECTUS/PROXY STATEMENT

                         AMERICAN SAFETY CLOSURE CORP.
                                  1 Plant Road
                          Plattsburgh, New York, 12901

                         SEDA SPECIALTY PACKAGING CORP.
                         2501 West Rosecrans Boulevard
                       Los Angeles, California 90059-3510

                              ____________________




 This Prospectus/Proxy Statement is first being mailed to ASC stockholders on or about June 20, 1996 in connection with the solicitation of proxies for the Special Meeting.

                               TABLE OF CONTENTS

                                                                                                                            PAGE
                                                                                                                            ----
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

INFORMATION CONCERNING THE SPECIAL MEETING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

THE TRANSACTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Background and Reasons for Transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Description of Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Appraisal Rights of Dissenting Stockholders. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Federal Income Tax Consequences of The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         ASC Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

PRO FORMA COMBINED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

SEDA SPECIALTY PACKAGING CORP.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         Business and Properties of SEDA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

Market for SEDA's Common Equity and Related Stockholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
         Directors and Executive Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Certain Relationships and Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         Security Ownership of Certain Beneficial Owners and Management . . . . . . . . . . . . . . . . . . . . . . . . . .  57

AMERICAN SAFETY CLOSURE CORP. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
         Certain Information Regarding Vote on Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
         Business and Properties of ASC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60
         Market for ASC's Common Equity and Related Stockholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . .  66
         Selected Consolidated Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67
         Changes in and Disagreements with Accountants on Accounting and Financial Disclosure . . . . . . . . . . . . . . .  69

OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  71

LEGAL OPINION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  71

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  71

INDEX TO SEDA FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1
INDEX TO ASC FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-17
Annex A -- Merger Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1
Annex B -- ASC Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-1
Annex C -- Section 623 of the New York Business Corporation Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-1
Annex D -- Opinion of Price Waterhouse LLP  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . D-1

                                    SUMMARY

         Certain significant matters discussed in this Prospectus/Proxy Statement are summarized below. This summary is not intended to be complete and is qualified in all respects by the detailed information appearing elsewhere in the Prospectus/Proxy Statement and its Annexes. Stockholders are urged to review carefully the entire Prospectus/Proxy Statement, the Merger Agreement which is attached hereto as Annex A and the financial statements included elsewhere herein. Cross-references in this summary are to captions in this Prospectus/Proxy Statement.

                             PARTIES TO THE MERGER

SEDA SPECIALTY PACKAGING CORP.

         SEDA Specialty Packaging Corp. ("SEDA") develops, manufactures and sells specialty plastic packaging products to the personal care, food and beverage, household and industrial chemical and pharmaceutical industries. SEDA's products consist of lined and linerless plastic caps and closures, flexible plastic tubes and custom plastic products offered in a broad variety of sizes with diverse choices of color and printing. SEDA focuses on customers who require shorter lead times, superior product quality, uniform appearance, customized service and flexible delivery schedules. SEDA's strategy is designed to respond to these key factors in order to position SEDA as a preferred supplier in the highly competitive industries in which it operates.

         On July 19, 1994, SEDA's stockholders approved the reincorporation of SEDA in the State of Delaware. Such reincorporation was effected on August 1, 1994. As a result of the reincorporation, each outstanding share of the Company's no par value common stock was exchanged for 1 share of $0.001 par value common stock of the Delaware corporation. The total number of common shares outstanding at the date of the reincorporation was 5,015,000.

         SEDA's executive offices are located at 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510 and its telephone number is (310) 635-4444.

AMERICAN SAFETY CLOSURE CORP.

         American Safety Closure Corp. ("ASC") develops, manufactures and sells specialty plastic closures to the personal care, food and beverage and vitamin industries. ASC produces two types of tamper-evident caps, a drop-ring cap (in which the lower portion of the cap breaks away, drops down and remains on the bottle neck) and a proprietary tear-band cap (in which a narrow plastic band must be removed before the bottle can be opened). ASC also has made significant progress in developing a tamper-evident and child-resistant cap which it believes will be well received by the pharmaceutical, vitamin and food producers. ASC has four U.S. patents issued and two patent applications relating to the design of its caps, the molds and process and manufacture of the caps.

         Through its wholly-owned subsidiary, Arpak Plastics, Inc. ("Arpak"), ASC has made sizable inroads into the vitamin and food business with its tamper-evident closures. Additionally, ASC plans to add a child-resistant feature to certain caps in the near future, which is expected to increase ASC's access to the pharmaceutical packaging and prescription ware market. With the leasing, commencing in 1993, of certain assets formerly owned by Tredegar Molded Products ("Tredegar"), Arpak has maintained and further developed business of customers previously supplied by Tredegar, primarily in the cosmetic sector. In January 1995, these assets were purchased by SEDA from KGE Leasing Associates, Inc. ("KGE"), a corporation controlled by certain principal stockholders of ASC. See "Transaction - Interests of Certain Persons in the Merger." In addition to allowing Arpak to move into the cosmetic sector as a major source, the extra mold capacity and the wide range of decorating abilities that Arpak now possesses should enable it to become even more competitive in its traditional market sectors.

         ASC's executive offices are located at 1 Plant Road, Plattsburgh, New York 12901 and its telephone number is (518) 561-2030.

SEDA ASC ACQUISITION CORP. ("SUBSIDIARY")

Subsidiary is a corporation recently organized by SEDA in the state of Delaware for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with such proposed transaction. The mailing address of Subsidiary's executive offices is 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510, and its telephone number is
(310) 635-4444.


                                SPECIAL MEETING

DATE, TIME AND PLACE OF SPECIAL MEETING OF STOCKHOLDERS


         The Special Meeting will be held on July 15, 1996 at 10:00 a.m., Eastern Standard Time, at the principal executive offices of ASC, 1 Plant Road, Plattsburgh, New York 12901.


PURPOSE OF SPECIAL MEETING OF STOCKHOLDERS

         At the Special Meeting, including any adjournments thereof, the ASC stockholders will consider and vote on a proposal to approve the Merger Agreement whereby ASC will become a wholly owned subsidiary of SEDA. Under the terms of the Merger Agreement, holders of the outstanding shares of ASC Common Stock will be entitled to receive one share of SEDA Common Stock in exchange for eight shares of ASC Common Stock. See "The Transaction".

RECORD DATE


         Only stockholders of record of ASC at the close of business on June 18, 1996 will be entitled to receive notice of and to vote at the Special Meeting.


REQUIRED VOTE

         The affirmative vote of the holders of two-thirds of the outstanding shares of ASC Common Stock is necessary to adopt the Merger Agreement. As set forth below, SEDA currently holds Employee Proxies to vote an aggregate of 339,250 shares of ASC Common Stock and, an aggregate of 7,950,127 shares of ASC Common Stock comprised of 1,656,127 shares of ASC Common Stock purchased from ASC Managing Partners, 6,192,000 shares of ASC Common Stock received in exchange for a contribution of equipment and a reduction of indebtedness and an aggregate of 102,000 shares of ASC Common Stock purchased in the open market. SEDA will thus have the ability to vote 8,289,377 shares of ASC Common Stock at the Special Meeting or approximately 89.5% of the 9,256,000 outstanding shares of ASC Common Stock (including 30,000 warrants exercisable at $0.10 per share) on the Record Date, and will vote all of said shares of ASC Common Stock in favor of the Merger.

REVOCABILITY OF PROXIES

         Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised at the Special Meeting by delivering to the Secretary of ASC at its principal executive offices, a written notice of revocation or a duly executed proxy bearing a later date or by attending the Special Meeting and voting in person.

                                   THE MERGER

BACKGROUND OF THE MERGER

         During 1994, ASC experienced severe financial problems. After comparing its potential financing alternatives to the potential value that could be obtained through the sale to or combination with a potential strategic acquiror, management contacted certain financial advisors. After careful consideration, ASC's Board of Directors determined that ASC should pursue a possible sale to or business combination with a strategic acquiror. For a further description of events leading up to the proposed Merger, see "The Transaction--Background and Reasons for the Transaction."

RECOMMENDATION AND REASONS FOR THE MERGER

         The Board of Directors of ASC believes that the Merger is in the best interest of ASC stockholders and unanimously recommends that the ASC stockholders vote for approval of the Merger Agreement and the Merger. H.J. Meyers & Co., Inc. ("Meyers") has rendered an opinion, directed to all ASC stockholders, stating that, as of the date of such opinion and based upon the considerations described therein, the consideration to be received by the ASC stockholders in the Merger is fair from a financial point of view to such stockholders. The Meyers' opinion is dated March 30, 1995 and has not been revised in light of any changes in the circumstances of the Merger, including, but not limited to, the elimination of the cash election option since that date. See "The Transaction--Background and Reasons for the Transaction." The Board of Directors is unable to conclude that the reasoning and analyses employed in the Meyers Opinion supports its conclusion.

         The following persons comprise the ASC Board of Directors: Sharokh "Shawn" Sedaghat, Edward F. Csaszar, Eugene Biernaski, Donald J. Robinson, Clarence Rohrer, Earl McCurdy, and Kevin Kearsey. Messrs. Sedaghat, Csaszar, McCurdy and Kearsey were appointed to the Board by SEDA and accordingly have a substantial conflict of interest in recommending that the ASC stockholders vote for approval of the Merger.

         ASC believes that the Merger will benefit ASC in that it will provide financial stability and thereby permit fulfillment of ASC's business plan as customers become convinced of ASC's future financial viability and avert potential loss of any return by ASC's existing stockholders if alternative sources of equity capital cannot be found. See "The Transaction - Background and Reasons for the Merger".

          SEDA believes the acquisition of ASC will benefit both companies by combining their respective expertise in specialty plastics packaging, and by allowing the combined companies to offer a wider array of specialty plastic packaging products to their customers. SEDA believes that, in general, end users of specialty packaging products evaluate the potential vendors according to factors such as product quality, responsiveness, customer service and price. SEDA's strategy is designed to respond to these factors, thus positioning SEDA as a preferred supplier in the highly competitive industries in which it operates. SEDA believes the Merger with ASC will further this strategy.

         Given that the Merger is not conditioned upon the separate affirmative vote of a majority of the unaffiliated stockholders of ASC, there is a lack of procedural fairness in the adoption of the Merger Agreement by the stockholders of ASC.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of ASC's Board of Directors with respect to the Merger, ASC stockholders should be aware that members of ASC's management and Board of Directors have certain interests which may present them with possible conflicts of interest in connection with the Merger. See "The Transaction - Interests of Certain Persons in the Merger".

         ASC's current management has been appointed by SEDA and four of the seven directors on the ASC Board of Directors have been appointed by SEDA, accordingly their actions could be viewed as subject to actual conflicts of interest.

         The Merger Agreement provides that SEDA agrees that all rights to indemnification or limitations on liability in existence prior to the entering into of the Merger Agreement in favor of the then present or former employees, agents, directors or officers of ASC and any of its subsidiaries as provided in their respective charters, by-laws, agreements or pursuant to applicable law in effect on the date the Merger Agreement was entered into shall survive the Merger and shall continue in full force and effect for a period of not less than the applicable statutes of limitation; provided that in the event any claim or claims are asserted or made within such applicable period, all rights to indemnification in respect of any claim or claims shall continue until disposition of any and all such claims.

         In connection with the Merger, on January 3, 1995, SEDA entered into a letter of intent with KGE and ASC Managing Partners, a general partnership composed of David L. Kassel, Harry Goodman and Vincent Conti, the three of whom are former officers and directors of ASC, and Catherine Kassel, Tina Conti, Robert Gillings, Dorothy Goodman and Damon Testaverde. Pursuant to the letter of intent described below, ASC Managing Partners agreed to exchange in the Merger an aggregate of 1,656,127 shares of ASC Common Stock for $1,050,000 in cash and 82,500 shares of SEDA Common Stock. KGE, a corporation affiliated with ASC Managing Partners, also agreed to sell to SEDA all machinery and equipment then being leased to Arpak Plastics, Inc., a subsidiary of ASC, for $1,525,000 in cash, and the payment of $13,000 in accrued and unpaid lease payments. Furthermore, and without any additional consideration on January 5, 1995, ASC Managing Partners agreed to execute irrevocable proxies (the "Management Proxy") in favor of SEDA with regard to the 1,656,127 shares of ASC Common Stock referred to above. On January 3, 1995, the closing bid price for ASC Stock was $2 per share, and the closing bid price for SEDA Stock was $10 1/4 per share.

         The Management Proxy covered 54% of ASC's then-outstanding Common Stock. The Management Proxy was placed into escrow pursuant to the terms of an escrow agreement, which provides in part that the Management Proxy will not be released until the date of the vote on the Merger. Also on January 5, 1995, SEDA acquired irrevocable proxies with respect to an aggregate of 339,250 additional shares of ASC Common Stock (the "Employee Proxies") from certain employees of ASC and others. The Employee Proxies were placed into a documentary escrow, together with the Merger Agreement and other ancillary merger documents. All of the merger documents and the Employee Proxies were released from the documentary escrow on January 18, 1995.

         Effective January 5, 1995, ASC also entered into a Management Agreement (the "Management Agreement") with SEDA. The Management Agreement gave SEDA the authority to manage ASC and Arpak, including but not limited to the authority to move machinery and equipment into or out of ASC's/Arpak's facilities, take product orders for ASC/Arpak, and utilize the personnel of ASC, Arpak and SEDA, all with the objective of using SEDA's good faith best efforts to maximize the profits of ASC and Arpak. The Management Agreement provides that in consideration for said management services, SEDA shall be entitled to receive the profits of ASC/Arpak generated during the term of the Management Agreement. The Management Agreement continues in effect until the closing of the Merger. Through January 31, 1996, SEDA has earned $754,000 pursuant to the Management Agreement and has advanced $1,648,000 to ASC for working capital.

         On January 5, 1995, Shawn Sedaghat, the Chairman/Chief Executive Officer, President and a member of the Board of Directors and a principal stockholder of SEDA, was elected to ASC's Board of Directors. All other existing members of ASC's Board of Directors then resigned. Mr. Sedaghat, as the sole remaining Director, elected Messrs. Edward Csaszar, Earl McCurdy, Kevin Kearsey, Donald Robinson, Eugene Biernaski and Clarence Rohrer to serve on ASC's Board of Directors.

         Effective the same date, SEDA also acquired certain equipment formerly leased to ASC by KGE, a corporation controlled by David Kassel and Harry Goodman, formerly principal shareholders and officers and directors of ASC.
The equipment was acquired for an aggregate purchase price of $1,525,000, paid in cash derived from SEDA's working capital. On June 22, 1995, SEDA contributed the equipment valued at $1,525,000 to ASC and canceled an aggregate of $497,000 in indebtedness owed to SEDA in return for 6,192,000 newly issued shares of ASC. The price paid by SEDA for the equipment purchased was based on an appraisal dated December 27, 1994 by Appraisal Affiliates, Inc. On June 22, 1995 the closing bid price for ASC stock was $1 3/8 per share.

         On June 23, 1995, SEDA filed a complaint in the United States District Court for the Southern District of New York against ASC and other defendants in case no. 95-CIV. 4745(LMM) seeking a declaration by the Court that the Merger Agreement be amended, with the consent of both SEDA's and ASC's Boards of Directors and without the consent of any other parties, to change the exchange ratio from 8 shares of ASC Common Stock for each SEDA share to 24.5120 ASC shares of Common Stock for each SEDA share, to eliminate the cash election option of $1.50 per share of ASC Common Stock, to return the $1,050,000 in cash and 82,500 shares of SEDA Common Stock being held in escrow to SEDA, and to extend the termination date of the Merger Agreement to June 22, 2002. The basis for SEDA's complaint was that ASC Managing Partners misrepresented what amount SEDA could expect ASC to achieve in sales for the month of January 1995 by approximately $340,000 to $440,000, that ASC sales personnel had given certain customers extraordinarily long terms for payment of shipments in return for large advance pre-sales, which had the effect of artificially boosting ASC's revenues prior to the date the Merger Agreement was signed, that ASC Managing Partners had misstated or misled SEDA with respect to the amount of sales backlog and that ASC Managing Partners had overstated the true amount of the sales backlog due to the fact that many of the orders comprising the backlog, which consist of purchase orders which had not yet been filled and shipped were outdated and either no longer valid or had been cancelled by the customers, but were never removed from the backlog figures, resulting in a discrepancy of the sales backlog. While this action was pending, the Court entered a temporary restraining order prohibiting the distribution of the shares and amounts held in escrow. SEDA also sought a preliminary injunction and a recision of the Merger Agreement. The Court subsequently denied SEDA's motion for an injunction prohibiting the release of the shares and amounts held in the escrow on the ground that SEDA had an adequate remedy at law in damages, and on July 5, 1995, the escrowed shares and amounts in escrow were distributed without SEDA's consent or approval and contrary to SEDA's declared and continuing opposition to such disbursement. SEDA took the position that the release was invalid and illegal because the Merger Agreement had been amended on June 22, 1995 to eliminate the provision in the Merger Agreement which called for an involuntary transfer of the 1,656,127 ASC shares to SEDA if the Merger Agreement were not consummated by July 5, 1995.

         Effective August 21, 1995, the Merger Agreement was further amended by agreement of ASC and SEDA's Boards of Directors, cancelling the June 22nd amendment and eliminating the Cash Election Option from the Merger Agreement. Under the original Merger Agreement there was a provision for ASC public shareholders to receive $1.50 per share in lieu of SEDA stock. This provision was eliminated in the August 21, 1995 amendment.


         On October 24, 1995, a stipulation was filed with the Court, thereby settling the case and effectuating the consensual purchase of the 1,656,127 ASC shares by SEDA. Case No. 95-CIV 5209 brought in the United States District Court for the Southern District of New York, and Supreme Court for the State of New York, Index No. 120139/95 was also settled by stipulation on this date.
The material terms and conditions of the stipulation included that SEDA would use its best efforts to have a registration statement for the registration of 82,500 shares of SEDA (issued to ASC Managing Partners) filed with the Commission and declared effective by December 31, 1995, that the cash election option would be eliminated from the Merger Agreement, that SEDA would use its best efforts to have a registration statement for the registration of the public shareholder's exchange shares filed with the Commission and declared effective by December 31, 1995, and that each party would bear the costs, expenses and attorneys fees of the litigation. The Merger Agreement was amended on March 19, 1996 to extend the merger closing date to May 31, 1996 and on May 24, 1996, to extend the closing date to July 31, 1996.


         SEDA currently holds Employee Proxies to vote an aggregate of 339,250 shares of ASC Common Stock and, on the date of the Special Meeting, will hold an aggregate of 7,950,127 shares of ASC Common Stock comprised of 1,656,127 shares of ASC Common Stock purchased from ASC Managing Partners, 6,192,000 shares of ASC Common Stock received in exchange for a contribution of equipment and a reduction of indebtedness and an aggregate of 102,000 shares of ASC Common Stock purchased in the open market. SEDA will thus have the ability to vote 8,289,377 shares of ASC Common Stock at the Special Meeting or approximately 89.5% of the 9,256,000 outstanding shares of ASC Common Stock (including 30,000 warrants exercisable at $0.10 per share) on the Record Date, and will vote all of said shares of ASC Common Stock in favor of the Merger.

         See "The Transaction - Interest of Certain Persons in the Merger".

CERTAIN OTHER EFFECTS OF THE MERGER

         If the Merger is consummated, ASC's stockholders will not have the opportunity to continue their equity interest in ASC as an ongoing corporation and therefore will not share in any future earnings and growth of ASC. Moreover, if the Merger is consummated, public trading of the ASC Common Stock will cease, the ASC Common Stock will cease to be quoted on the Nasdaq SmallCap Market and the registration of the ASC Common Stock under the Exchange Act will be terminated.

CONDITIONS TO CONSUMMATION OF THE MERGER

         The obligations of SEDA and Subsidiary to consummate the Merger are subject to the satisfaction, at or before the Effective Time of the following conditions: none of the parties to the Merger Agreement may be subject to any order, decree or injunction of a court of competent jurisdiction or any other governmental agency of competent jurisdiction which prevents the consummation of the Merger; the Merger and the Merger Agreement will be validly approved and adopted by the affirmative vote of the holders of at least that number of outstanding shares of stock required under Delaware and New York law and ASC's certificate of incorporation; and each of the parties required in connection with the Merger to file a Notification and Report Form for Certain Mergers and Acquisitions with the Department of Justice and the Federal Trade Commission pursuant to Title II of the Hart-Scott-Rodino Act shall have made such filing and the applicable filing period with respect to each such filing shall have expired or been terminated. See "The Transaction - Description of Merger Agreement."

TERMINATION OF THE MERGER AGREEMENT; FEES AND EXPENSES


         The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, before or after the approval by the ASC stockholders (a) by mutual consent of the Boards of Directors of SEDA and ASC;
(b) by either SEDA or ASC if the Merger shall not have been consummated on or before July 31, 1996; provided that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation of the Merger Agreement has been the cause of, or result of, the failure of the Merger to have occurred on or before said date; or (c) by either SEDA, Subsidiary or ASC, if any court of competent jurisdiction or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and non-appealable. In the event of termination of the Merger Agreement, neither SEDA, Subsidiary or ASC shall have any liability or further obligation to any other party, except that any such termination shall be without prejudice to the rights of any party arising out of a willful breach by any other party of any covenant or agreement contained in the Merger Agreement.

DISSENTERS' RIGHTS

         Under New York law, stockholders of ASC who deliver to ASC, within 20 days after receiving this Prospectus/Proxy Statement, a written objection to the Merger, have the right to demand payment of the "fair value" of their ASC Common Stock if the required procedures under Section 623 of the New York Business Corporation Law (the "NYBCL") are followed. See "The Transaction - Appraisal Rights of Dissenting Stockholders" and a copy of the text of Section 623 of the NYBCL included in this Prospectus/Proxy Statement as Annex C.

FEDERAL INCOME TAX CONSEQUENCES

         For Federal income tax purposes, the acquisition of ASC will be treated as if SEDA had acquired the ASC Common Stock directly from the ASC stockholders in a taxable stock purchase and will not be treated as a tax-free reorganization or a tax-free exchange. See "The Transaction - Federal Income Tax Consequences of the Merger."

         BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER, IT IS RECOMMENDED THAT ASC STOCKHOLDERS CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL (AND ANY STATE, LOCAL AND FOREIGN) TAX CONSEQUENCES OF THE MERGER TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

REGULATORY APPROVALS

         No federal or state regulatory approvals are required and no federal or state regulatory requirements must be complied with in order to effect the Merger, other than (i) compliance with certain state securities laws in order to offer and/or sell SEDA Common Stock in such states and (ii) the filing of a Certificate of Merger with the Secretary of State of Delaware and the Department of State of New York.

ACCOUNTING TREATMENT

         The Merger will be accounted for by SEDA as a "purchase" for accounting and financial reporting purposes.

COMPARATIVE MARKET PRICES

         The public announcement of the proposed Merger was made after the close of the market on January 5, 1995. The closing sales price for SEDA Common Stock and the closing price for ASC Common Stock on that day were $11.25 and $1.50, respectively. On March 15, 1996, the closing bid price for SEDA Common Stock was $17 3/8 and the closing bid price of ASC Common Stock was $1 7/16. The stockholders are urged to obtain current market quotations for shares of SEDA Common Stock and ASC Common Stock. See "SEDA Specialty Packaging Corp. - Market for SEDA's Common Equity and Related Stockholder Matters" and "American Safety Closure Corp. - Market for ASC's Common Equity and Related Stockholder Matters".

                         COMPARATIVE PER SHARE DATA (3)


         Set forth below are income (loss) per common and common equivalent share and unaudited book value per common and common equivalent share of SEDA and ASC on both historical and unaudited pro forma combined bases. In addition, the following information sets forth the earnings (loss) and book value for SEDA / ASC on an unaudited per share equivalent pro forma basis. Pro forma combined earnings per share is derived from the pro forma combined information presented elsewhere herein, which gives effect to the merger under the purchase method of accounting as if the merger had occurred on January 1, 1995. Pro forma combined book value per share is derived from the pro forma combined information presented elsewhere herein, which gives effect to the merger under the purchase method of accounting as if the merger had occurred on March 31, 1996. The per share equivalent combined data for SEDA / ASC is calculated by dividing the pro forma per share amounts by the exchange ratio of eight shares of ASC common stock for one share of SEDA common stock for the remaining 14% to be acquired and using the historical exchange ratios for the 86% acquired in 1995. See "The Transaction--Description of Merger Agreement". Book value per share for the pro forma combined presentation is based upon the outstanding common shares, adjusted to include the shares of SEDA common stock assumed to be issued in the merger. The information set forth below should be read in conjunction with the respective audited financial statements of SEDA and ASC included elsewhere in this Proxy Statement/Prospectus and the "Unaudited Pro Forma Combined Financial Statements", in each case including the notes thereto. The pro forma information herein is presented for illustrative purposes only.




                                                  Three Months                  Year Ended
                                                 Ended March 31,                December 31,
                                                      1996                          1995 (1)
                                                 ---------------                  --------
 SEDA - Historical:
   Earnings                                          $0.30                            $0.82
   Book value                                        $7.37                            $7.23


 SEDA - Pro Forma:
 Net income                                          $0.28                            $0.68
 Book value                                          $7.63                            $7.37

 ASC - Historical:
   Net loss                                         $(0.00)                           $(0.10)
   Book value                                        $0.23                            $0.23


 ASC-Pro Forma adjusted for ratio of
 exchange (2)
   Net income                                        $0.04                            $0.09
   Book value                                        $0.95                            $0.92


______________________

Note 1 - The per share amounts for ASC are as of June 22, 1995 and for the period January 1, 1995 to June 22, 1995. The per share amounts for SEDA for the year ended December 31, 1995 include the results of ASC for the period June 22, 1995 to December 31, 1995.

Note 2 - The per share equivalent combined data for SEDA / ASC is calculated by dividing the pro forma per share amounts by the exchange ratio of eight shares of ASC common stock for one share of SEDA common stock for the remaining 14% to be acquired and using the historical exchange ratios for the 86% acquired in 1995.

Note 3 - The dividend policy of both SEDA and ASC has been to retain earnings for use in their respective businesses. Accordingly, neither company (except for S Corporation dividends paid by SEDA prior to its initial public offering in 1993) has previously paid any cash dividends.

                                  RISK FACTORS

         The Common Stock offered herein involves significant risk to the investors. In evaluating the Merger, holders of ASC Common Stock who will receive SEDA Common Stock if the Merger is consummated should carefully consider all the information contained in this Prospectus/Proxy Statement and, in particular, the following factors.

         RISK TO INVESTORS THAT SEDA WILL NOT BE ABLE TO MANAGE ASC. If the Merger is successfully consummated, ASC will become a wholly-owned subsidiary of SEDA. Since January 5, 1995, pursuant to the Management Agreement, SEDA has had the authority to move machinery and equipment into or out of ASC's/Arpak's facilities, take product orders for ASC/Arpak, and utilize the personnel of ASC, Arpak and SEDA, all with the objective of using SEDA's good faith best efforts to maximize the profits of ASC and Arpak. The Management Agreement further provides that in consideration for said management services, SEDA is entitled to receive the profits of ASC/Arpak generated during the term of the Management Agreement. There can be no assurance that SEDA will be able to successfully manage the combined operations or successfully integrate SEDA and ASC.

         RISKS TO INVESTORS FROM ACCEPTING RECOMMENDATION OF BOARD WITH CONFLICTS OF INTEREST. Members of ASC's management and Board of Directors have certain interests which may present them with possible conflicts of interest in connection with the Merger. ASC management and four of the seven members of the ASC Board of Directors were appointed by SEDA and accordingly their recommendation to vote in favor of the Merger could be viewed as being motivated by a desire to benefit SEDA. See "The Transaction - Interests of Certain Persons in the Merger".

         RISK TO INVESTORS AS A RESULT OF INDEMNIFICATION TO ASC'S FORMER EMPLOYEES, AGENTS AND DIRECTORS. The Merger Agreement provides that SEDA will provide certain indemnification for ASC's present or former employees, agents, directors or officers and will maintain such indemnification for a period of not less than the applicable statute of limitation. Eugene Biernaski, Donald
J. Robinson, Clarence Rohrer, former directors or executive officers of ASC and currently directors or executive officers of ASC may have a conflict of interest as board members in approving and recommending the Merger due to the fact that they have been indemnified under the Merger Agreement against certain liabilities. See "The Transaction - Interests of Certain Persons in the Merger"

         RISK TO INVESTORS AS A RESULT OF CONFLICT OF INTEREST REGARDING
DIFFERENT CONSIDERATION FOR BOARD MEMBERS.   Messrs. Robinson, Rohrer &
Biernaski granted SEDA irrevocable proxies (the Employee Proxies) to vote their shares of ASC in favor of the Merger in return for which SEDA, if it utilizes the proxies, is required to allow Messrs. Robinson, Rohrer & Biernaski to elect whether to exchange their ASC shares for SEDA shares on a ratio of eight shares of ASC stock for one share of SEDA stock or to receive $1.50 for each share of ASC stock exchanged by such person in the Merger. As a result of an amendment to the Merger Agreement the public stockholders of ASC only have the right to exchange their ASC stock for SEDA stock at the ratio of eight shares of ASC stock for one share of SEDA stock. The public shareholders do not under the Merger Agreement have the right to exchange their ASC stock for $1.50 per share, as do Messrs. Robinson, Rohrer & Biernaski and accordingly Messrs. Robinson, Rohrer & Biernaski could be deemed to have a conflict of interest in voting in favor of and recommending the Merger.

         RISK TO INVESTORS AS A RESULT OF CONFLICT OF INTEREST OF CERTAIN BOARD
MEMBERS REGARDING SALE OF CERTAIN ASSETS.   In connection with the Merger, on
January 3, 1995 SEDA entered into a Letter of Intent with KGE and ASC Managing Partners, a general partnership composed of David L. Kassel, Harry Goodman and Vincent Conti, the three of whom are former officers and directors of ASC and Catherine Kassel, Tina Conti, Robert Gillings, Dorothy Goodman and Damon Testaverde. Pursuant to the aforementioned Letter of Intent, ASC agreed to exchange in the Merger an aggregate of 1,656,127 shares of ASC common stock for $1,050,000 in cash and 82,500 shares of SEDA common stock. KGE, a corporation affiliated with ASC Managing Partners, also agreed to sell to SEDA all machinery and equipment then being leased to ARPAK Plastics Inc., a subsidiary of ASC for $1,525,000 in cash and the payment of $13,000 in accrued and unpaid lease payments. Furthermore, and without any additional consideration, ASC Managing Partners agreed to execute irrevocable proxies in favor of SEDA with regard to the 1,656,127 shares of ASC common stock referred to above. The Merger Agreement of January 3, 1995 was signed on behalf of ASC by its then directors, David L. Kassel and Harry Goodman who because of the above described arrangements may have had a conflict of interest with the stockholders of ASC in entering into the Merger Agreement since they're receiving consideration for the sale of certain assets which consideration was not being received by the stockholders of ASC. See the "The Transaction - Interests of Certain Persons in the Merger"

         RISK TO INVESTORS THAT SEDA WILL NOT HAVE RAW MATERIALS TO MANUFACTURE ITS PRODUCTS. The primary materials used by SEDA in the manufacture of its products are various plastic resins, primarily polyethylene and polypropylene, and liners.

The primary plastic resins used by SEDA are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes. Natural gas and crude oil markets have in the past experienced substantial cyclical price fluctuations as well as other market disturbances including shortages of supply, changes in OPEC policy and crises in oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. Although SEDA is not generally bound by fixed price contracts with its customers, it may not always be able to pass through increases in the cost of its raw materials to its customers in the form of price increases. To the extent that increases in the cost of plastic resin cannot be passed on to its customers, such increases may have a material adverse impact on the profitability of SEDA due to decreases in its profit margins. See "SEDA Specialty Packaging Corp.--Business and Properties of SEDA--Raw Materials."

         SEDA currently purchases the polyethylene used by it in the manufacture of its flexible plastic tubes and PET for its plastic bottles from a limited number of sources. Although SEDA has been able to obtain this material in the ordinary course of its business and while it believes that it can access alternative sources on reasonable notice, any interruption in deliveries of such materials would have a material adverse effect on SEDA's level of sales and its near-term results of operations. Although SEDA currently purchases the majority of the polypropylene used in the manufacture of its closures from a single supplier, it believes it can obtain the material from a large number of alternative suppliers. Any delay in shipments of such material would have an adverse effect on SEDA's ability to deliver products until alternative sources are located.

         RISK TO INVESTORS FROM COMPETITION FACED BY SEDA. Competition in the markets for the products manufactured by SEDA is largely based upon lead times, responsiveness, quality, customer service and price. Many of SEDA's competitors have greater financial resources than those available to SEDA and certain competitors spend substantially greater amounts for advertising and promotion. Furthermore, the standard screw top closure market tends to be more price sensitive than the other markets in which SEDA competes. At times in the past SEDA has had to lower prices on these products to retain market share which has had an adverse effect on profit margins for these products. There can be no assurance that such price competition will not recur in the future. See "SEDA's Business and Properties of SEDA--Competition."

         RISK TO INVESTORS IF SEDA CANNOT INTRODUCE NEW PRODUCTS.   The
specialty plastics packaging industry is characterized by frequent new product introductions. SEDA's success will depend in part upon its ability to introduce new products which achieve market acceptance. To meet these challenges, SEDA invests and expects to continue to invest in the development of new products. There can be no assurance that SEDA will be able to respond effectively to the needs of emerging markets or that markets will develop for any products introduced or under development by SEDA.

         RISK TO INVESTORS IF SEDA SUBJECTED TO PATENT INFRINGEMENT CHALLENGES. Many products in the specialty plastics packaging industry are patented. Consequently, certain of the products manufactured and sold by SEDA may be susceptible to patent infringement challenges. If future assertions were made that SEDA's products infringe upon the patent rights of others, SEDA could be prohibited from marketing such products and could also incur substantial costs to redesign its products. If legal action were to arise in connection with any future patent infringement assertion, SEDA could also incur substantial costs
to defend such action.   Furthermore, if in connection with any such legal
action SEDA's products were to be found to infringe upon the patent rights of others, SEDA could be enjoined from further infringement and/or be required to pay substantial damages. Although other patent infringement challenges may be brought against SEDA in the future, it is not aware of any such challenges.
See "Business and Properties of SEDA--Legal Proceedings."

         RISK TO INVESTORS IF SEDA SUBJECTED TO ENVIRONMENTAL LIABILITIES. Actions by Federal, state and local governments concerning environmental matters could result in environmental laws or regulations that could increase the cost of producing the products manufactured by SEDA or otherwise adversely affect the demand for its products. At present, environmental laws and regulations do not have a material adverse effect upon the demand for SEDA's products. SEDA is aware that certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products that are among the types of products produced by SEDA. If such prohibitions or restrictions were widely adopted, such regulatory considerations could have a material adverse effect upon SEDA. In addition, certain of SEDA's operations are subject to Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. While SEDA has not had to make significant capital expenditures for environmental compliance, SEDA cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. SEDA does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future. See "SEDA Specialty Packaging Corp.--Business and Properties of SEDA--Regulation; Environmental Considerations."

         RISK TO INVESTORS IF SEDA SUBJECTED TO PRODUCT LIABILITY CLAIMS. The manufacture of closures and flexible tubes could expose SEDA to the risk of product liability claims. While SEDA has had no material liability with respect to product liability claims to date, product liability claims could have a material adverse effect on the business or financial condition of SEDA. While SEDA maintains product liability insurance against the possibility of defective product claims, there can be no assurance that such insurance would be sufficient to protect SEDA against liability from such claims.

         RISK TO INVESTORS IF SEDA'S OPERATING RESULTS ARE ADVERSELY AFFECTED BY BUSINESS FACTORS. SEDA's results of operations for any particular period may be adversely affected by numerous factors, such as the loss of key suppliers or customers, price competition, problems incurred in managing inventories or receivables, the timing of cancellation of purchase orders from customers, and the timing of expenditures in anticipation of increased sales and customer product delivery requirements. SEDA does not typically enter into long-term fixed price contracts with customers. Although SEDA has recently experienced sales growth, there can be no assurance that such sales growth will continue or that SEDA's sales and profit levels will be maintained. See "SEDA Specialty Packaging Corp.--Management's Discussion and Analysis of Financial Condition and Results of Operations".

         RISK TO INVESTORS FROM SEDA'S DEPENDENCE ON KEY PERSONNEL. SEDA's success depends to a significant extent upon the continued contributions of its key employees, particularly Shawn Sedaghat. SEDA does not currently have "key person" life insurance on the life of Mr. Sedaghat or any other key employee. The loss of Mr. Sedaghat or any other key employee could have a material adverse effect on SEDA. SEDA's future success will depend in part upon its continuing ability to attract, integrate and retain highly qualified personnel. Competition for such employees is intense and there can be no assurance that SEDA will be successful in attracting and retaining such personnel.

         RISK TO INVESTORS AS A RESULT OF CONTROL BY PRINCIPAL STOCKHOLDER SEDA. SEDA owns and controls approximately 89.5% of the outstanding shares of Common Stock of ASC. Shapour Sedaghat and Shawn Sedaghat own and control 69.1% of SEDA. Consequently, Shapour and Shawn Sedaghat have the power indirectly to approve the Merger, and to elect all of ASC's directors and to effectively control ASC. See "SEDA Specialty Packaging Corp.-- Security Ownership of Certain Beneficial Owners and Management" and "American Safety Closure Corp.--Security Ownership of Certain Beneficial Owners and Management."

         RISK TO INVESTORS IN RELYING ON OUTDATED FAIRNESS OPINION. The fairness opinion provided by H.J. Meyers in connection with the Merger is dated March 30, 1995. This opinion has not been updated, moreover, the Meyers Opinion does not address the fairness of the transaction as it is currently structured, i.e., the elimination of the Cash Election Option. See "The Transaction--ASC Fairness Opinion."

         RISK TO INVESTORS THAT SEDA MIGHT BE INVOLVED IN LEGAL PROCEEDINGS WITH ASC MANAGING PARTNERS. Counsel for ASC has written counsel for SEDA expressing ASC Managing Partners' concerns about the length of time required for registration of ASC Managing Partners' 82,500 shares. Although no action has been filed as to this claim, ASC Managing Partners may choose to sue SEDA. See "SEDA Specialty Packaging Corp.--Legal Proceedings."

         RISK TO INVESTORS AS A RESULT OF POSSIBLE VOLATILITY OF SEDA STOCK PRICE. The trading price of SEDA's Common Stock could be subject to wide fluctuations in response to such factors as, among others, variations in SEDA's anticipated or actual results of operations and market conditions in the plastics industry.

         RISK TO INVESTORS AS A RESULT OF SEDA SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market after the Merger could adversely affect, and even the potential for such sales may adversely affect, the market price of SEDA's Common Stock. As of December 31, 1995, 3,160,000 shares of Common Stock were eligible for sale in the public market, subject to compliance with Rule 144. Concurrently herewith, the 82,500 shares of SEDA belonging to ASC Managing Partners are being registered and will be available for sale when such registration statement becomes effective.

         RISK TO INVESTORS REGARDING PRIOR RELATIONSHIP BETWEEN ASC AND MEYERS. There is a risk to the investors in relying on the Meyers Opinion and a possible conflict of interest in the rendition of the Opinion as a result of a longstanding relationship between a firm that acquired Meyers, and ASC. See "ASC Fairness Opinion" for description of the relationship.

         RISK TO INVESTORS AS A RESULT OF INABILITY OF THE BOARD TO CONCLUDE THAT THE MEYERS OPINION IS JUSTIFIED BY ITS ANALYSIS. The Meyers Opinion included three methods of analysis: balance sheet, discounted cash flow and price/earnings multiple for market value. Two of the three methods in the analysis i.e. the balance sheet and discounted cash flow methods concluded that ASC was worth more than the Merger consideration. The third method the price/earnings multiple for market value concluded with a range of values for ASC which were approximately similar to the value for the Merger consideration. However, the Board is unable to conclude that the analysis employed by Meyers in the price/earnings multiple for market value supports its conclusion. Accordingly there is a risk to the investors that the Meyers Opinion cannot be relied upon in assessing the financial fairness of the Merger consideration. See "The Transaction - ASC Fairness Opinion.

                   INFORMATION CONCERNING THE SPECIAL MEETING

         The Board of Directors of ASC is furnishing this Prospectus/Proxy Statement to all holders of ASC Common Stock in connection with the solicitation of proxies on behalf of ASC for use at the Special Meeting and any adjournment thereof.


         Only stockholders of record as of the close of business on
June 18, 1996 (the "Record Date") will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were outstanding approximately 9,227,310 shares of ASC Common Stock held by approximately
692 stockholders of record. Holders of a majority of the outstanding shares of ASC Common Stock entitled to vote will be required to be present at the Meeting
either in person or by proxy in order to constitute a quorum.   Holders of ASC
Common Stock are entitled to one vote per share of ASC Common Stock held of record at the Record Date.



         All proxies duly executed and received will be voted on all matters presented to the Special Meeting in accordance with the instructions given by such proxies. The Board of Directors does not know of any other matters that may be brought before the Special Meeting. In the event that any other matter should properly come before the Special Meeting, the persons named in the enclosed proxy will have discretionary authority to vote all proxies not marked to the contrary with respect to such matter in accordance with their best judgment. The proxy may be revoked at any time before being voted by delivery of written notice of revocation to ASC prior to its effective exercise at ASC's offices 1 Plant Road, Plattsburgh, New York, 12901, or by voting in person at
the meeting.   Proxies are expected to be mailed to stockholders on or about
June 20, 1996.


         The cost of soliciting proxies from holders of ASC Common Stock will be borne by ASC. Such solicitation will be made by mail but also may be made by telephone or in person by the directors, officers or employees of ASC. In addition, ASC will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals.

         The affirmative votes of the holders of two-thirds of the outstanding shares of ASC Common Stock as of the Record Date is necessary to adopt the Merger Agreement and approve the Merger.

         STOCKHOLDERS HAVE DISSENTERS' RIGHTS PURSUANT TO THE NYBCL.   THE
PROCEDURES STOCKHOLDERS MUST FOLLOW IN ORDER TO ASSERT SUCH DISSENTERS' RIGHTS ARE DESCRIBED IN THIS PROSPECTUS/PROXY STATEMENT UNDER "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS".

         SEDA currently holds Employee Proxies to vote an aggregate of 339,250 shares of ASC Common Stock and, holds an aggregate of 7,950,127 shares of ASC Common Stock comprised of 1,656,127 shares of ASC Common Stock purchased from ASC Managing Partners, 6,192,000 shares of ASC Common Stock received in exchange for equipment and a reduction of indebtedness and an aggregate of 102,000 shares of ASC Common Stock purchased on the open market. SEDA will thus have the ability to vote 8,289,377 shares of ASC Common Stock at the Special Meeting, or approximately 89.5% of the outstanding ASC Common Stock on the Record Date, and will vote all of said shares of ASC Common Stock in favor of the Merger.

         The Board of Directors of ASC believes that the Merger is in the best interests of the stockholders of ASC, and the Board recommends that stockholders vote FOR approval and adoption of the Merger Agreement and the actions required to effect the Merger.

                                THE TRANSACTION

INTRODUCTION

         The following information with respect to the Merger is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is included in this Prospectus/Proxy Statement as Annex A. The Merger Agreement sets forth the terms and conditions upon which the Merger is to be effected. If the Merger is approved by two-thirds of the outstanding shares of ASC Common Stock at the Special Meeting at which a quorum is present and all other conditions to the obligations of the parties thereto are satisfied or waived, the Merger will be consummated. At the Effective Time (as herein defined), Subsidiary will merge with and into ASC. ASC will be the Surviving Corporation in the Merger and will thereby become a wholly-owned subsidiary of SEDA. Pursuant to the Merger, each share of ASC Common Stock that is issued and outstanding at the Effective Time, other than the ASC Common Stock held by SEDA or Subsidiary or by stockholders who perfect their statutory dissenters' rights, will be cancelled and extinguished and converted automatically into the right to receive shares of SEDA Common Stock. Upon consummation of the Merger, holders of ASC Common Stock will possess no further interest, or rights as shareholders of, ASC.

BACKGROUND AND REASONS FOR TRANSACTION

         During 1994, ASC experienced financial problems. It was in danger of losing its bank line and was trying to raise much needed financing through a private placement consisting of units of common stock and notes. A Board Meeting on July 15, 1994 authorized the issuance of such units to raise an aggregate of $250,000 as interim financing to pay-off certain notes. In addition ASC attempted to raise $600,000 in a Regulation S offering outside of the U.S. Ultimately, ASC was unsuccessful in either of these efforts.

         After comparing its potential financing alternatives to the potential value that could be obtained through the sale to or combination with a potential strategic acquiror, management decided to consult with certain financial advisors.

         During the summer and fall of 1994, David L. Kassel, the Chairman of ASC, contacted various advisors to seek an acquisition candidate. Mr. Kassel retained the firm of Thomas James & Co. and Damon Testaverde, an individual, to seek and screen candidates. Mr. Testaverde is one of the partners of ASC Managing Partners. Mr. Kassel retained Thomas James & Co. and Mr. Testaverde based on his prior business experience with both parties. Neither Mr. Testaverde nor Thomas James & Co. were able to find any suitable candidates.

         SEDA and ASC had, however, had previous contact with each other as a result of a patent dispute. In September 1993, ASC contacted SEDA regarding a possible infringement by SEDA of a patent licensed by ASC from Robert Linkletter Associates, Inc. ("Linkletter"). After numerous discussions, SEDA, in November 1993, brought a lawsuit in the Federal District Court of the Central District of California against ASC seeking a declaration of the invalidity of the licensed patent. The SEDA lawsuit was dismissed for lack of jurisdiction in California. Subsequently, Linkletter's attorney, Robert T. Anker, suggested to ASC and to SEDA that perhaps they should consider an acquisition or merger whereby SEDA would acquire ASC. As a result of this suggestion, discussions commenced in the fall of 1994 between the then Chairman of the Board of ASC, David L. Kassel, and the then Chairman of the Board of SEDA, Shapour Sedaghat, and the then President of SEDA, Shawn Sedaghat, regarding the potential acquisition of ASC by SEDA. Mr. Anker received a finders fee of approximately $10,000 from SEDA.

         Discussions progressed and Mr. Kassel, with the consultation of Mr. Testaverde, orally concluded terms with Mr. Shawn Sedaghat of SEDA on or about November 2, 1994 at which time the price of a share of ASC Common Stock was $1.50 per share and the price of a share of SEDA Common Stock was $12.00 per share. Based on the 8:1 differential in the price of the respective shares, Messrs. Kassel, Testaverde and Sedaghat orally agreed to a merger in which eight shares of ASC would be exchanged for one share of SEDA. The oral terms of the merger, at that time, called for a $1,525,000 payment in cash to National Equipment Rental Corporation ("NE") (the predecessor of KGE Leasing and an affiliate of ASC Managing Partners), including the acquisition of employment contracts, (the identify of the persons with such contracts were not known to SEDA at that time) and cancellation of all debt owed to NE (the amount of the debt was not known to SEDA at that time); $1,050,000 payment in cash to David Kassel and other inside stockholders (which at the time were not known to SEDA) of ASC for 700,000 shares of ASC; payment of 87,500 registrable shares of SEDA for 700,000 shares of ASC; and payment of 162,500 shares of registrable SEDA stock for 1,300,000 shares of ASC owned by the public. Additionally, per the oral agreement there were to be no shares outstanding of any class including warrants, options or convertible securities except for those shares issued to creditors in a prior ASC bankruptcy which are convertible into a maximum of 50,000 shares of ASC. ASC would provide SEDA with appraisals for real estate, machinery and equipment.

         On November 11, 1994, the SEDA Board of Directors met and discussed, among other things, the potential acquisition of ASC. This discussion included an analysis of the business, the segments, the products, the customers, the revenues, the financials, the historical and current business opportunities, the similarity of product lines along the Series 400 and in the Tamper-Evident product line, the proposed purchase price, the profit margins on the product lines, the potential for SEDA to enter in to the jar business, the opportunity to obtain new customers and to provide accelerated vender qualification, the advantages of an East coast outlet and the capacity to decorate jars.

         On December 13, 1994, counsel for SEDA sent counsel for ASC a letter of intent proposal on behalf of SEDA. The terms of the letter of intent called for a $1,525,000 payment in cash to NE, including the acquisition of employment contracts, and cancellation of all debt owed to NE; a $1,050,000 payment in cash to David Kassel and other inside stockholders of ASC for 700,000 shares of ASC common stock plus payment of 87,500 registrable shares of SEDA stock; and payment of 162,500 shares of registrable shares of SEDA stock for 1,300,000 shares of ASC owned by the public. Additionally, there were to be no shares outstanding of any class including warrants, options or convertible securities except for those shares issued to creditors in a prior ASC bankruptcy. ASC would provide SEDA with appraisals for real estate, machinery and equipment.

         The letter of intent further provided that SEDA would enter in to a Merger Agreement approved by both Boards of Directors. Both SEDA and ASC would thereafter work together to file merger proxy statements with the SEC and effectuate the registration of the SEDA shares issued to ASC stockholders. During this time, SEDA would also continue with its due diligence. In consideration of SEDA's due diligence expense, ASC would not consider or discuss other proposals until the final closing of the merger (a "no-shop" provision), and there would be a break up fee of $250,000 if either party were to breach the agreement.

         On December 15, 1994 the SEDA Board met and reviewed the potential of new business that SEDA could bring to American Safety Closure Corp. and the potential of new business that American Safety Closure Corp. could bring to SEDA. The Board discussed the possible purchase price of the acquisition and the impact on the earnings per share of SEDA under various economic assumptions. The Board also reviewed a proposed Letter of Intent for the acquisition which was presented to the Board. The Board also discussed a prospective press release regarding the acquisition and the proposed Form 8-K filing. The Board authorized the president, Shawn Sedaghat, to negotiate a letter of intent for the acquisition.

         On December 16, 1994, counsel for SEDA revised the letter of intent to include new terms whereby SEDA would form a Delaware acquisition subsidiary of SEDA to effectuate the Merger with ASC, at the closing, the entire ASC and Arpak Board of Directors would resign and SEDA would appoint new directors. SEDA would require that there be no ongoing employment or consulting commitments to any ASC or Arpak directors, shareholders, employees or agents. Additionally, the break up fee was reduced to $150,000, and a provision entitling SEDA to 50% of any consideration received by ASC in violation of the no-shop provision was added.

         On December 18, 1994, the letter of intent was further amended by counsel for ASC to effectuate the sale of equipment through KGE, the successor to NE, instead of NE, which would cancel all debt owed by ASC to KGE and insiders; this covered the machinery and equipment leased to Arpak by KGE. The total number of publicly owned ASC shares to be acquired by SEDA was changed to 1,399,000 and the employment agreements of Eugene Biernaski, Clarence Rohrer and Donald Robinson would remain in force after the Merger. Additionally, a provision was inserted allowing for recision if inaccuracies in the following documents were discovered by SEDA: ASC annual and quarterly reports filed with the SEC; the total dollar sum of customer orders in backlog as of the effective date of the agreement; the customer sales history report for the year to date sales for the current fiscal year and twelve months rolling average sales; accounts receivable; inventory; accounts payable; and debt service. The provision concerning ASC's agreement not to consider any other proposals was amended to require SEDA to deposit $150,000 in escrow.

         On December 19, 1994, the letter of intent was further revised by counsel for ASC to change the following provisions: the total amount of publicly owned ASC shares to be acquired by SEDA was increased to 1,400,000; the provision concerning recision was changed to include any inaccuracies or deficiencies revealed in the legal due diligence review; and the requirement that SEDA deposit $150,000 in escrow was eliminated.

         On December 23, 1994, counsel for SEDA further amended the following material terms of the letter of intent: the $1,525,000 cash payment to KGE was amended to include the cancellation of $20,000 of debt owed to Kassel; and to reduce the number of shares purchased from Mr. Kassel, and whomever else was determined to be an insider, to 295,609 shares of ASC.

         On December 27, 1994, counsel for the parties further revised the terms of the merger to merge ASC, in lieu of Arpak, with SEDA's acquisition subsidiary and to effectuate the sale by ASC insiders, including David Kassel, of ASC shares through ASC Managing Partners, a general partnership. Additionally, a cash election option was added to the terms, whereunder, ASC public shareholders could elect to receive $1.50 per ASC share in lieu of one SEDA share. The total number of ASC shares, outstanding at the time of the merger would be approximately 3,045,000, consisting of ASC Managing Partners' approximately 1,656,000 ASC shares and the public's approximately 1,389,000 ASC shares. A provision was also added whereunder ASC Managing Partners would exchange an aggregate of 1,656,000 shares of ASC for a combination of $1.50 in cash per ASC share up to a maximum amount of $1,050,000 and one registered share of SEDA stock per eight shares of ASC stock up to a maximum of 87,500 shares of registered SEDA stock. In the event the merger did not close within six months, the transaction would be treated as a purchase of the KGE assets and ASC Managing Partners stock for the aforementioned consideration.

         The December 27, 1994 letter of intent also provided for an escrow to be established for the $1,050,000 and the shares of ASC stock held by ASC Managing Partners. SEDA and ASC would execute a Management Agreement whereunder SEDA would have the authority to manage ASC and Arpak in return for the profits generated by ASC and Arpak during the period of the Management Agreement. The Management Agreement would stay in effect until the closing of the merger. After the initial closing of the merger, the ASC and Arpak Boards of Directors and executive officers would resign and SEDA would appoint new officers and directors for ASC and Arpak. Amounts reflected on the ASC balance sheet of $20,000 owing from ASC to David Kassel would be paid in full by SEDA, and $20,000 receivable from Donald Robinson would be paid off by SEDA. Harry Goodman and David Kassel would be entitled to their respective salaries in the amounts of $5,000 and $2,500 per month up until the initial closing of the merger, and David Kassel would be reimbursed for his miscellaneous business expenses in the ordinary course of business. SEDA would be able to vote ASC Managing Partners shares in favor of the merger. In addition, ASC would seek a fairness opinion from its investment banker, the cost of which would be borne by the surviving entity, but would not exceed $15,000.

         On December 29, 1994 the SEDA Board reviewed an informational package prepared by management consisting of an overview of the transaction, a proposed Letter of Intent for the acquisition and draft of the Merger Agreement, the description of American Safety Closure's business, strategy, products and markets, manufacturing facility and equipment, raw material needs, competition, current product offerings and price list. The informational package prepared for the Board also included a description of American Safety Closure as a part of SEDA, discussing management, manufacturing operations, sales and marketing, finance and administration and risks and key issues and included financial history and projections for American Safety Closure and as part of SEDA, information on the income and balance sheets and cash flow of both companies, and a due diligence report. The Board also reviewed the potential expenses of the acquisition and the potential that additional working capital of approximately $500,000 would be needed during the first year of the acquisition of ASC. It was also noted that under the agreement with ASC, SEDA would be in charge of management pursuant to a management agreement the terms which were reviewed and discussed by the Board. The Board approved the merger. All subsequent amendments to the Merger Agreement were approved by the SEDA directors by unanimous written consent to action taken without a meeting on or about the dates of the amendments.

         On December 29, 1994 the terms of the merger were further amended. The $1,525,000 cash payment to KGE would be based upon an appraisal of replacement value in excess of $1,525,000 for the assets leased by ASC and Arpak. The maximum amount of SEDA shares to be received by ASC Managing Partners and to be deposited into escrow was reduced to 82,500. At the initial closing, SEDA would deposit $1,050,000 and the 82,500 SEDA shares into escrow as consideration for the merger payable to ASC Managing Partners. ASC Managing Partners would execute irrevocable proxies in favor of SEDA with regard to all of the shares owned by ASC Managing Partners. SEDA would agree to vote all of the proxies in favor of the merger. The terms of the escrow provisions were revised to establish an escrow with counsel for SEDA for the 1,656,000 shares of ASC to be deposited by ASC Managing Partners, and to establish an escrow with counsel for ASC for the $1,050,000 and the 82,500 shares of SEDA.

         On December 30, 1994 the terms of the merger were further revised by counsel for SEDA and ASC to place the irrevocable proxy into escrow, to provide for interest on the funds in escrow to be paid to the recipient of the principal, to pay the accrued salary and expenses due to David Kassel and Harry Goodman at the initial closing of the merger. Additionally, the due diligence section was replaced with a provision allowing SEDA access to the records of ASC upon reasonable notice, and the contingency provisions concerning material inaccuracies in the aforementioned due diligence items were deleted. The terms were also revised to establish that there would be no more than 5,000,000 shares of SEDA stock outstanding prior to the initial closing. Four months' of equipment lease payments amounting to $13,000 would also be paid to KGE at the initial closing.

         On January 3, 1995 the terms of the merger were further revised by counsel for SEDA and ASC in the form of a revised letter of intent to increase the number of shares purchased from ASC Managing Partners to 1,656,127 and to allow SEDA to rescind the merger agreement if legal due diligence were to reveal any material inaccuracies or deficiencies in the operations of the business of ASC and if SEDA gave written notice of its intention to do so on or before January 5, 1995. The terms of the January 3, 1995 letter of intent also provided for SEDA and ASC to enter into a merger agreement, wherein ASC shareholders would receive one share of SEDA Common Stock for every eight shares of ASC common stock. Each shareholder would have the option to receive $1.50 for each share of ASC in lieu of SEDA stock. ASC Managing Partners would exchange approximately 1,656,127 shares of ASC for a combination of up to $1,050,000 in cash and up to 82,500 shares of SEDA. Additionally, KGE would sell all machinery and equipment leased at that time by Arpak, to SEDA for $1,525,000 in cash, and all amounts due to KGE from Arpak for late lease payments would be paid. ASC Managing Partners would execute irrevocable proxies in favor of SEDA for the 1,656,127 shares and deposit the proxy in escrow.
SEDA would agree to vote the proxy in favor of the merger. The letter also provided for an escrow to be established for the $1,050,000 and 82,500 shares of SEDA to be paid to ASC Managing Partners. Additionally, a management agreement would be executed whereunder SEDA would be authorized to manage ASC/Arpak, such agreement continuing in effect until the closing of the merger. During the period of time between November 2, 1994 through January 3, 1995, David Kassell and Shawn Sedaghat telephonically discussed modifications to the letter of intent. The content of such discussions is disclosed above as set forth in the chronological revisions to the letter of intent. Finally, on January 5, 1995, ASC's Board of Directors authorized the execution of an Agreement and Plan of Merger, escrow agreement and related documents with SEDA. The parties executed the Agreement and Plan of Merger on said date.

         In connection with the Merger, on January 5, 1995, SEDA acquired an irrevocable proxy (the "Management Proxy"), with respect to an aggregate of 1,656,127 shares of ASC Common Stock, or approximately 54% of ASC's then-outstanding Common Stock, from ASC Managing Partners, a general partnership composed of certain former officers and directors of ASC. The Management Proxy was placed into escrow pursuant to the terms of an escrow agreement, which provides in part that the Management Proxy will not be released until the date of the vote on the Merger. SEDA acquired irrevocable proxies with respect to an aggregate of 339,250 additional shares of ASC Common Stock (the "Employee Proxies") from certain employees of ASC. The Employee Proxies were placed into a documentary escrow, together with the Merger Agreement and other ancillary merger documents. All of the merger documents and the Employee Proxies were released from the documentary escrow on January 18, 1995.

         Effective January 5, 1995, ASC also entered into a Management Agreement (the "Management Agreement") with SEDA. The Management Agreement gave SEDA the authority to manage ASC and Arpak, including but not limited to the authority to move machinery and equipment into or out of ASC's/Arpak's facilities, take product orders for ASC/Arpak, and utilize the personnel of ASC, Arpak and SEDA, all with the objective of using SEDA's good faith, best efforts to maximize the profits of ASC and Arpak. The Management Agreement provides that in consideration for said management services, SEDA shall be entitled to receive the profits of ASC/Arpak generated during the term of the Management Agreement. The Management Agreement continues in effect until the closing of the Merger.

         Also on January 5, 1995, Shawn Sedaghat, the Chairman/Chief Executive Officer, President and a member of the Board of Directors and a principal stockholder of SEDA, was elected to ASC's Board of Directors. All other existing members of ASC's Board of Directors then resigned. Mr. Sedaghat, as the sole remaining Director, elected Messrs. Edward Csaszar, Earl McCurdy, Kevin Kearsey, Donald Robinson, Eugene Biernaski and Clarence Rohrer to serve on ASC's Board of Directors.

         Also on January 5, 1995, SEDA acquired certain equipment formerly leased to ASC by KGE, a corporation controlled by David Kassel and Harry Goodman, formerly principal shareholders of ASC. The equipment was acquired for an aggregate purchase price of $1,525,000, paid in cash derived from SEDA's working capital. On June 22, 1995, SEDA contributed the equipment valued at $1,525,000 to ASC and canceled an aggregate of $497,000 in indebtedness owed to SEDA in return for 6,192,000 newly issued shares of ASC. The price paid by SEDA for the equipment purchased was based on an appraisal dated December 27, 1994 by Appraisal Affiliates, Inc. On June 22, 1995, the closing bid price of ASC stock was $1 3/8 per share.

         On June 23, 1995, SEDA filed a complaint in the United States District Court for the Southern District of New York against ASC and other defendants in case no. 95-CIV. 4745(LMM) seeking a declaration by the Court that the Merger Agreement be amended (the "June 22 Amendment") with the consent of both Registrant's and ASC's Board of Directors and without the consent of any other parties, to change the exchange ratio from 8 shares of ASC Common Stock for each SEDA share to 24.5120 ASC shares of Common Stock for each SEDA share, to eliminate the cash election option of $1.50 per share of ASC Common Stock, to return the $1,050,000 in cash and 82,500 shares of SEDA Common Stock being held in escrow to SEDA, and to extend the termination date of the Merger Agreement to June 22, 2002. The basis for SEDA's complaint was that ASC Managing Partners misrepresented what amount SEDA could expect ASC to achieve in sales for the month of January 1995 by approximately $340,000 to $440,000, that ASC sales personnel had given certain customers extraordinarily long terms for payment of shipments in return for large advance pre-sales, which had the effect of artificially boosting ASC's revenues prior to the date the Merger Agreement was signed, that ASC Managing Partners had misstated or misled SEDA with respect to the amount of sales backlog and that ASC Managing Partners had overstated the true amount of the sales backlog due to the fact that many of the orders comprising the backlog, which consist of purchase orders which had not yet been filled and shipped were outdated and either no longer valid or had been cancelled by the customers, but were never removed from the backlog figures, resulting in a discrepancy of the sales backlog. While this action was pending, the Court entered a temporary restraining order prohibiting the distribution of the shares and amounts held in escrow. SEDA also sought a preliminary injunction and a recision of the Merger Agreement. The Court subsequently denied SEDA's motion for an injunction prohibiting the release of the shares and amounts held in the escrow on the ground that SEDA had an adequate remedy at law in damages, and on July 5, 1995, the escrowed shares and amounts in escrow were distributed without SEDA's consent or approval and contrary to SEDA's declared and continuing opposition to such disbursement. SEDA takes the position that the release was invalid and illegal because the Merger Agreement had been amended on June 22, 1995 to eliminate the provision in the Merger Agreement which called for an involuntary transfer of the 1,656,127 ASC shares to SEDA if the Merger Agreement were not consummated by July 5, 1995.

         Effective August 21, 1995, the Merger Agreement was further amended by agreement of the Company's and SEDA's Boards of Directors, cancelling the June 22nd amendment and eliminating the Cash Election Option from the Merger Agreement. Under the original Merger Agreement there was a provision for ASC public shareholders to receive $1.50 per share in lieu of SEDA stock. This provision was eliminated in the August 21, 1995 amendment.

         On October 24, 1995, a stipulation was filed with the Court, thereby settling the case and effectuating the consensual purchase of the 1,656,127 ASC shares by SEDA. Case No. 95-CIV 5209 brought in the United States District Court for the Southern District of New York, and Supreme Court for the State of New York, Index No. 120139/95 were also settled by stipulation on this date. The material terms and conditions of the stipulation included that SEDA would use its best efforts to have a registration statement for the registration of 82,500 shares of SEDA (issued to ASC Managing Partners) filed with the Commission and declared effective by December 31, 1995, that the cash election option would be eliminated from the Merger Agreement, that SEDA would use its best efforts to have a registration statement for the registration of the public shareholder's exchange shares filed with the Commission and declared effective by December 31, 1995, and that each party would bear the costs, expenses and attorneys fees of the litigation. The Merger Agreement was amended on March 19, 1996 to extend the date by which SEDA would have the registration statement declared effective to May 31, 1996.

         From December 21, 1994 through January 24, 1995, American Safety Closure Corporation's Board of Directors approved the following transactions:

             The issuance on December 28, 1994 of 100,000 shares to Mr. Kassel and the issuance of 50,000 shares to each of Messrs. Goodman, Robinson, Biernaski and Rohrer on January 6, 1995 in connection with their September 1, 1994 Executive Agreement. In accordance with said contact, the shares were to be issued prior to December 31, 1994. The 100,000 shares were issued to Mr. Kassel on December 28, 1994;
             Granting Messrs. Kassel and Conti on December 28, 1994 100,000 shares each of ASC's Common Stock pursuant to ASC's 1990 Incentive Stock Program (the "Program"), which provided for bonus shares for these executives in the event of entering into merger or acquisition of ASC prior to April 30, 1995;

             Entering into the merger with SEDA, the issuance on December 28, 1994 of 350,000 shares to Mr. Kassel and 175,000 shares to Mr. Goodman in consideration of the termination of their Executive Agreements, the issuance on December 28, 1994 of
             77,000 shares to Vincent Conti in consideration of the termination of employment agreement, the issuance of 100,000 shares on December 27, 1994 to Mr. Testaverde for his efforts with respect to the SEDA merger, and the issuance of 100,000 shares to Mr. Kassel on January 6, 1995 and 50,000 shares to Mr. Goodman on December 28, 1994 in consideration for executing non-competition agreements for the merger;

             The issuance of an additional 75,000 shares of ASC's Common Stock to Mr. Testaverde on December 28, 1994 for further consulting services to the Board during the SEDA negotiations, in the form of financial advice, consultations with plant managers and sales persons, budget preparation, and advice regarding potential acquisition companies.

         On the date the original merger terms were negotiated between the parties (i.e. November 2, 1994), the price of a share of ASC Common Stock was $1.50 per share and the price of a share of SEDA Common Stock was $12.00 per share. Based on the 8:1 differential in the price of the respective shares, the parties agreed to a merger in which eight shares of ASC would be exchanged for one share of SEDA. Since that time, the price of SEDA stock has risen to $17 3/8 per share, as of March 15, 1996, and accordingly, at present, it is more favorable to the ASC shareholders by $5 3/8 per SEDA share. The Board considers the terms of the merger fair to the shareholders of ASC and does not believe there are any factors against the fairness of the Merger, other than the following:

         (i) there is a lack of procedural fairness in that there is no independent representation for the unaffiliated stockholders of ASC;

         (ii) there is no requirement for a majority vote of unaffiliated stockholders to approve the Merger;

         (iii)    the Board of Directors of ASC is controlled by SEDA;

         (iv) the Board arrived at the terms of the Merger before the Meyers Opinion, and accordingly, did not need to adopt the Opinion regarding financial fairness; and

         (v) the Cash Election option was dropped from the Merger Agreement for the public stockholders of ASC.


         Material Developments since date of Meyers' Opinion
         ---------------------------------------------------


         Material developments since the date of the Meyers' opinion, i.e. March 30, 1995 are as follows: SEDA initiated cost reduction activities at ASC pursuant to its Management Agreement which resulted in a reduction in selling, general and administrative expenses for the nine months ended January 31, 1996 of $685,000 or 46% compared to the same period of 1995, excluding the effect of a $2.2 million charge included in such expenses in the 1995 period due primarily to a charge against earnings of ASC in connection with the Change of Control provisions of the Executive Agreements, Non-Compete Agreements and advisory services, outlined above. See "American Safety Closure Corp. - Management's Discussion and Analysis of Financial Condition and Results of Operations" below under heading "Results of Operations - Year Ended April 30, 1995 as Compared to Year Ended April 30, 1994" and "Nine Months Ended January 31, 1996 as Compared to Nine Months Ended January 31, 1995" below. In addition, for the nine months ended January 31, 1996, compared to the same period of 1995, the net sales for the nine months increased from $6,150,000 to $7,413,000 and operating income changed from ($3,000,000) to $1,045,000 for the same period. See "American Safety Closure Corp. - Selected Consolidated Financial Data" below. As of April 30, 1995, ASC was in violation of certain covenants on its line of credit agreements and certain of its other debt agreements. In September 1995, ASC's bank line of credit was repaid in total and was replaced with a $2 million line of credit with SEDA. Approximately $1.5 million was borrowed by ASC under this Agreement with SEDA and used the proceeds to repay its bank line of credit. The Company's outstanding borrowing from SEDA at January 31, 1996, was $1,648,000. As of January 31, 1996, ASC was no longer in violation of covenants under its debt agreements. The aggregate amount of management fees earned by SEDA under the Management Agreement from January 5, 1995 (its inception) through January 31, 1996, was $754,000.


         ASC actually achieved sales and income before tax and management fees of approximately $9.0 million and $0.2 million, respectively, for the year ended December 31, 1995 compared to the projections included in the Meyers analysis of $11.0 million and $0.6 million.


         Although there is a lack of procedural fairness in that there is no independent representation for the unaffiliated stockholders of ASC and no requirement for a majority vote of unaffiliated stockholders to approve the merger and ASC Board of Directors is controlled by SEDA, and although the Cash Election Option has been dropped and the financial condition and performance of ASC has improved, as discussed above, the Board of Directors is in favor of the merger for the following reasons: ASC required additional capital to function and could not obtain such capital from any other source; ASC and SEDA are synergistic businesses and will together be able to approach their customers with a broader product line; SEDA has significant resources which it can provide to ASC and has in fact already provided by advancing funds to ASC. The Board of ASC did not consider any other alternatives to the merger because during 1994 ASC experienced financial problems and was in danger of losing its bank line and was unable to raise any financing through a private placement, a Regulation S offering, or through a merger or combination with any other entity. The reason that the Board concluded that there was no alternative to the Merger with SEDA, in addition to the factors described in the immediately preceding sentence was because during the summer and fall of 1994, David L Kassel, the chairman of ASC contacted various advisors to seek an acquisition candidate. Mr. Kassel retained the firm of Thomas James & Co. and Damon Testaverde, an individual, to seek and screen candidates. Mr. Testaverde is one of the partners of ASC Managing Partners. Mr. Kassel retained Thomas James & Co. and Mr.

Testaverde based on his prior business experience with both parties. Neither Mr. Testaverde nor Thomas James & Co. were able to find any suitable candidates. See "The Transaction - Background and Reasons for Transaction" above.

         THE BOARD OF DIRECTORS OF ASC BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF THE STOCKHOLDERS OF ASC. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE ASC STOCKHOLDERS VOTE TO APPROVE THE TRANSACTION.

DESCRIPTION OF MERGER AGREEMENT

         A summary of the principal terms of the Merger Agreement is set forth below. The summary is subject in all respects to the express provisions contained in the Merger Agreement, a copy of which is attached as Annex A to this Prospectus/Proxy Statement and incorporated into this Prospectus/Proxy Statement by reference.

         Principal Terms. SEDA will acquire ASC through the merger of Subsidiary with and into ASC. ASC will survive the Merger and carry on its business as a wholly-owned subsidiary of SEDA. The Merger will be effective by the filing of a Certificate of Merger on the Effective Date with the New York Department of State and the Delaware Secretary of State.

         On the Effective Date, upon the consummation of the Merger, holders of the outstanding shares of ASC Common Stock will be entitled to receive one share of SEDA Common Stock in exchange for eight shares of ASC Common Stock held immediately prior to consummation of the Merger. With respect to 30,000 outstanding warrants of ASC, exercisable at $0.10 each, the warrant holders need to exercise their warrants first, then they will be treated as holders of ASC Common Stock in the Merger.

         No fractional shares of SEDA Common Stock will be issued in the Merger. In lieu thereof, each holder of ASC Common Stock entitled to receive a fractional share of SEDA Common Stock will receive from SEDA an amount of cash equal to the value of such fractional share determined by multiplying the fraction by $1.50.

         Exchange of Stock Certificates. As soon as practicable after the Effective Date, SEDA will send a letter of transmittal and instructions to each ASC stockholder of record on the Effective Date, advising the stockholder of the procedure for surrendering certificates representing former shares of ASC Common Stock in exchange for SEDA Common Stock. Upon surrender of stock certificates, together with a letter of transmittal duly executed and completed, persons who were ASC stockholders of record on the Effective Date will be entitled to receive, in exchange for the shares represented by their surrendered certificates SEDA Common Stock (and cash in lieu of fractional shares). Certificates representing ASC Common Stock should not be surrendered until the transmittal form is received.


         Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004 will serve as the Exchange/Paying Agent. SEDA shall deposit with the Exchange/Paying Agent, on the Effective Date, SEDA Common Stock and cash required to be distributed to the holders of ASC Common Stock in the Merger. Until ASC Common Stock certificates are surrendered, no SEDA Common Stock nor cash will be delivered and paid to the holder of any such certificate. No interest on cash payable to any former holder of ASC Common Stock will accrue or be paid. Following the Merger, there will be no further registration of transfers of shares of ASC Common Stock on the records of ASC.


         Representations and Warranties and Conditions to Consummation of the Merger. The Merger Agreement contains customary representations and warranties of the parties.

         The following is a summary of the representations and warranties made by ASC in the Merger Agreement:

         (1) ASC is in good standing under the laws of its jurisdiction of incorporation, has corporate power to own its properties and carry on its business, is duly qualified as a foreign corporation in each jurisdiction in which such qualification is necessary; ASC does not own capital stock or an equity interest in other corporations or entities except as disclosed and has delivered accurate copies of its corporate charter documents to SEDA;

         (2) Representations as to the authorized and outstanding capital stock and warrants of ASC and that all issued and outstanding shares of ASC are validly issued and free of preemptive rights, liens or encumbrances; there are no undisclosed options or warrants or voting trusts or similar agreements with respect to the voting capital stock of ASC;

         (3) ASC has all requisite corporate power and authority to execute and perform the Merger Agreement subject to the approval of a majority of the outstanding shares of ASC; the Merger Agreement is valid and binding upon ASC;

         (4) Representation to the effect that no governmental permit or authorization is required to consummate the merger; that the merger does not conflict with the Certificate of Incorporation or By-laws of ASC, violate any statute or law or contract to which ASC is a party;

         (5) Representations to the effect that the information supplied on behalf of ASC for inclusion in the proxy statement to be mailed to the ASC stockholders in connection with the Merger and any other documents to be filed with the SEC do not contain any untrue statement of a material fact or omit to state any material fact; that the proxy statement will comply with the requirements of the Securities Exchange Act of 1934;

         (6) Representation to the effect that ASC is not a party to any undisclosed litigation;

         (7) Representation to the effect that ASC is not bound by any undisclosed finder's agreements;

         (8) Representations that the financial statements of ASC were prepared in accordance with generally accepted accounting principles and present fairly the financial position, results of operations and changes in financial position of ASC.


         The following is a summary of the representations made by SEDA in the Merger Agreement:

         (1) Representations to the effect that SEDA is duly organized, validly existing in a good standing under the laws of the State of Delaware and has all requisite corporate power to own and operate its properties and carry on its business.

         (2) Representations that SEDA has all requisite corporate power and authority and has taken all corporate action to execute and deliver the merger agreement and perform its obligations under the merger agreement; that the merger agreement has been validly executed by SEDA and constitutes a valid and binding agreement of SEDA;

         (3) That SEDA does not require any governmental approvals or permits to enter into or consummate the Merger; that the merger agreement does not conflict with any provision of the Certificate of Incorporation or By-laws of SEDA; does not violate any statute or law to which SEDA is bound; does not result in a breach of any contract to which SEDA is bound;

         (4) That the information supplied by SEDA for inclusion in the proxy statement or any other document to be filed with the SEC or any other regulatory agency in connection with the Merger will not contain any untrue statement of a material fact or omit to state any material fact;

         (5) Representations to the effect that SEDA is not bound by any finders agreement which are undisclosed;

         (6) Representations to the effect that SEDA is not a party to any undisclosed litigation.

         Consummation of the Merger is subject to satisfaction of certain customary conditions such as the continued accuracy of representations and warranties and performance of or compliance with the covenants of the parties to the Merger Agreement. Both SEDA and ASC have agreed to use their efforts to satisfy or cause to be satisfied all of the conditions to their respective obligations to consummate the Merger to the extent that their action or inaction can control or influence the satisfaction of such conditions.

         Consummation of Merger and Termination. The Merger will occur immediately following receipt of the necessary approvals of the ASC stockholders and the satisfaction or waiver of all other conditions precedent to the Merger. The Merger Agreement may be terminated by any party prior to the Effective Time, before or after the approval by the ASC stockholders (i) by mutual consent of the Boards of Directors of SEDA and ASC; (ii) by either SEDA or ASC if the Merger shall not have been consummated on or before May 1, 1996; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation of the Merger Agreement has been the cause of, or result of, the failure of the Merger to have occurred on or before said date; or (iii) by either SEDA, Subsidiary or ASC if any court of competent jurisdiction or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable.

         Accounting Treatment. The Merger will be accounted for as a "purchase" under generally accepted accounting principles.

         Comparison of Rights of Securities Holders. Following the Merger, holders of ASC Common Stock will receive one share of SEDA Common Stock (and cash in lieu of fractional shares) in exchange for eight shares of ASC Common Stock held immediately prior to the consummation of the Merger.

The provisions of the NYBCL and Delaware General Corporation Law ("GCL") differ in many regards. Summarized below are certain of the principal differences affecting the rights of stockholders. This summary does not purport to be a complete statement of differences affecting shareholders' rights under the NYBCL and the Delaware GCL and is qualified in its entirety by reference to the provisions thereof.

Dissenters' Rights of Appraisal. Under the NYBCL, dissenting stockholders who follow prescribed statutory procedures are entitled to appraisal rights in connection with certain mergers and consolidations and sale of substantially all the assets of a corporation. The Delaware GCL provides similar rights and procedures for mergers and consolidations only. Furthermore, even in those cases, such rights are not provided in certain circumstances, including transactions in which shares of the corporation being voted in a merger or consolidation are listed on a national securities exchange or are held of record by more than 2,000 stockholders and in which the shares to be received in such merger or consolidation are shares of the surviving corporation or are listed on a national securities exchange or are held of record by more than 2,000 stockholders.

The availability of appraisal rights to stockholders of the Company who dissent from the Merger is discussed under "Appraisal Rights of Dissenting Stockholders" below.

Issuance of Rights or Options to Purchase Shares to Officers, Directors and Employees. The NYBCL requires the affirmative vote of a majority of the shares entitled to vote in order to issue options or rights to purchase stock to officers, directors or employees. The Delaware GCL does not require stockholder approval of such transactions. However, SEDA will remain subject to the rules of the NASDAQ National Market System ("NMS") which requires stockholder approval of the option plans in certain instances. Except where the establishment of a stock option plan involves the issuance of the lesser of 1% of the number of shares of common stock outstanding or 25,000 shares, the NMS requires that adoption of a stock option plan be approved by the shareholders. The NMS does not require shareholder approval of a plan to issue warrants or rights generally to security holders of a company or broadly based plans or arrangements including employees who are not officers or directors or in a case where the stock options are to be issued as an inducement essential to an individual's entering into an employment contract with the company. See NASD Manual, Paragraph 1812, Schedule D at page 1592.

Vote Required. The NYBCL requires that certain mergers and consolidation and sales of all or substantially all of the assets not in the ordinary course of business be approved by the holders of two-thirds of the outstanding stock entitled to vote thereon. Under the Delaware GCL, such transactions require approval by the holders of a majority of the outstanding stock entitled to vote thereon, and a vote of the stockholders of the surviving corporation is not necessary where, in the case of a merger, no amendment of its certificate of incorporation or change in its outstanding stock is involved and the merger results in no more than a 20% increase in its outstanding common stock.


Loans to Directors. Under the Delaware GCL loans may be made to directors if the Board of Directors finds that the loan may benefit the corporation. The NYBCL requires that such loans be authorized by an affirmative vote of shareholders.

Dividends. The Delaware GCL provides that a corporation may, unless otherwise restricted by its certificate of incorporation, declare and pay dividends out of surplus, or if no surplus exists, out of net profits for the current or preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Under the NYBCL, dividends may be paid only out of surplus.

Redeemable Shares. The Delaware GCL permits redeemable shares to be redeemed at the option of the corporation or the stockholder, while the NYBCL generally permits redemption only at the option of the corporation.

         Significant Differences Between Charter of SEDA and Charter of ASC. The Charter of SEDA authorizes a total number of 40 million shares consisting of 10 million shares of preferred stock, par value 1 mil ($0.001) per share and 30 million shares of common stock, par value 1 mil ($0.001) per share. The Charter of ASC authorizes 15 million shares of common stock, par value $.30 per share. The Charter of ASC does not authorize preferred stock. The Charter of SEDA authorizes the Board, subject to limitations prescribed by law and the provision of the charter, to provide for the issuance of shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of shares of each such series and the qualifications, limitations or restrictions thereof. By issuing preferred stock with particular rights, SEDA may be able to deter a hostile acquisition. For example, SEDA may issue shares of preferred stock with extraordinary voting rights or liquidation preferences to make it more difficult for a hostile acquiror to gain control of SEDA. SEDA currently has no present plans to issue such shares of preferred stock.

         The SEDA Articles confer upon the Board of Directors the authority to adopt, amend and repeal from time to time any or all of the Bylaws of the corporation including bylaw amendments increasing or reducing the authorized number of directors. No such similar provision is contained in the Charter of ASC. The Bylaws of ASC do provide that the Board of Directors has the power to make, adopt, alter, amend and repeal, from time to time, the Bylaws of the corporation provided, however, that the Board of Directors has no power to change the quorum for meetings of shareholders or of the Board of Directors or to change any provisions of the Bylaws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders.

         Both the SEDA Articles and the ASC Articles provide for indemnification of directors and officers for monetary damages with certain exceptions which are comparable to each other.

         Differences Between the Bylaws of SEDA and the Bylaws of ASC. The Bylaws of SEDA provide that special meetings of the stockholders may be called at any time by the Board of Directors, or by the Chairman of the Board or by the President or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. The Bylaws of ASC provide that special meetings of the shareholders may be called at any time by the Board of Directors or by the President or the Secretary at the written request of the holders of 50% of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the NYBCL. The Bylaws of SEDA provide that all notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with the Bylaws not less than ten (10) nor more than sixty (60) days before that date of the meeting. The Bylaws of ASC provide that the written notice must be given not less than ten (10) nor more than fifty (50) days before the meeting. The Bylaws of SEDA provide that only persons who are nominated in accordance with the procedures set forth in the Bylaws shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of SEDA may be made at a meeting of the stockholders by or at the direction of the Board of Directors or by any stockholder of SEDA entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in the Bylaws. Such nominations, other than those made by or at the direction of the directors, shall be made pursuant to timely notice in writing to the Secretary of SEDA. To be timely, a stockholders notice shall be delivered to or mailed and received at the principal executive offices of SEDA not less than sixty (60) days nor more than ninety (90) days prior to the meeting. No such similar provision is contained in the Bylaws of ASC.

         The Bylaws of SEDA provide that unless otherwise provided in the Certificate of Incorporation, any action that may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent must be given to those stockholders who have not consented in writing. The Bylaws of ASC require that any consent of shareholders for action taken without a meeting must be signed by all shareholders. The effect of this provision is to make it as a practical matter impossible to obtain shareholder consents to action without a meeting.

         The ASC Bylaws provide that vacancies occurring on the Board of Directors due to removal without cause may be filled only by vote of the shareholders. No such similar provision is contained in the SEDA Bylaws. The Bylaws of ASC provide for indemnification of directors including attorneys fees and costs except in relation to matters at to which such person is adjudged to have breached his duty to the corporation. Furthermore, the Corporation is required to indemnify any director against fines, judgements and amounts paid in settlement and reasonable expenses including attorneys fees actually and necessarily incurred as a result of such action if such person acted in good faith for a purpose which he reasonably believed to be in the best interests of the corporation and in criminal actions had no reasonable cause to believe that his conduct was unlawful. Similar provisions are contained in the SEDA Bylaws. These provisions apply both to Directors and Officers. The SEDA Bylaws require that the Corporation maintain Officers and Directors Liability Insurance to the extent reasonably available at its expense to protect itself and any such director or officer, employee or agent of the corporation against indemnification liability.

         Description of SEDA Common Stock. SEDA is authorized to issue 30,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value. As of December 31, 1995, SEDA had outstanding 5,097,500 shares of Common Stock and no shares of Preferred Stock. Holders of SEDA Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of SEDA, to share ratably in all assets remaining after payment of liabilities. The outstanding shares of SEDA Common Stock, including the shares to be issued to holders of ASC Common Stock upon consummation of the Merger, are duly authorized, validly issued, fully paid and non-assessable.

         Resale of SEDA Common Stock. All shares of SEDA Common Stock received by ASC stockholders in the Merger, will be freely transferrable, except that shares of SEDA Common Stock received by ASC stockholders who are deemed to be "affiliates" of ASC prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or Rule 144, in the case of such persons who become affiliates of SEDA) or as otherwise permitted under the Securities Act. SEDA is committed to register the shares of SEDA issued to ASC Managing Partners and is concurrently registering such shares in a separate registration statement filed with the Securities and Exchange Commission.

         Expenses. Each party shall pay its own fees and expenses incurred in connection with the Merger and the transactions contemplated thereby, except that SEDA is required to pay certain of the legal fees associated with the Merger, incurred by ASC.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS.

         For purposes of this section, the term "ASC" will be deemed to also refer to the Surviving Corporation with respect to actions taken after the Effective Time.

         Pursuant to the Merger Agreement and the NYBCL, the owners of ASC Common Stock will have dissenters' rights in connection with the Merger, and may dissent from the Merger and demand in writing that ASC pay the "fair value" of their Common Stock.

         The following is a brief summary of the rights under Section 623 of the NYBCL of any holder of ASC Common Stock who dissents from the Merger. The discussion in this Prospectus/Proxy Statement of dissenters' rights under the NYBCL is subject to and qualified in its entirety by reference to the applicable statutory provisions of Section 623 of the NYBCL, the text of which is attached to this Prospectus/Proxy Statement as Annex C.

         A beneficial or record holder of ASC Common Stock will have the right to dissent with respect to the Merger and, subject to certain conditions, will be entitled to receive a cash payment equal to the "fair value" of such stockholder's ASC Common Stock. Each beneficial owner asserting dissenters' rights must assert such rights with respect to all of the shares of which such stockholder is the beneficial owner or over which it has the power to direct the vote, and such stockholder must submit to ASC, with or prior to such stockholder's assertion of dissenters' rights, the record stockholder's written consent to such dissent. A record stockholder may assert dissenters' rights as to fewer than all of the ASC Common Stock registered in such record stockholder's name only if such record stockholder dissents with respect to all of the ASC Common Stock beneficially owned by any one person and notifies ASC in writing of the name and address of each person on whose behalf such record stockholder asserts dissenters' rights. Any stockholder of record who is otherwise entitled to exercise dissenter's rights may exercise such rights notwithstanding the fact that such stockholder purchased shares of ASC on or after January 5, 1995.

         A dissenting stockholder must deliver to ASC, within 20 days after receipt of this Prospectus/Proxy Statement, a written objection to the Merger. A stockholder who does not satisfy this requirement will not be entitled to dissenters' rights. A vote against the Merger will not in itself satisfy the written objection requirement, and failure to vote against the Merger will not in itself constitute a waiver of dissenters' rights with respect to such stockholder's ASC Common Stock. The written objection should be delivered to ASC's principal executive offices at 1 Plant Road, Plattsburgh, New York 12901.

         If ASC's stockholders approve the Merger, ASC must, not later than ten days after the Effective Time, send written notice (accompanied by a copy of Section 623 of the NYBCL) to each dissenting stockholder (i) stating where such dissenting stockholder must send its written payment demand, (ii) stating where and when certificates representing ASC Common Stock must be deposited, (iii) containing a form for demanding payment, and (iv) setting a date by which such written payment demand must be received, which may not be fewer than 30 nor more than 60 days after the date of the notice. A dissenting stockholder who does not demand payment and deposit its Common Stock within the time provided by such notice will not be entitled to dissenters' rights.

         ASC is required to pay to each dissenting stockholder who complies with the procedures described above, within 30 days after the later of the Effective Time and the date the payment demand is received, the amount that ASC estimates to be the fair value of such dissenting stockholder's ASC Common Stock, plus accrued interest from the Effective Time to the date of payment at the average rate then currently paid by ASC, on its principal bank loans, or, if none, at a rate which is fair and equitable under all of the circumstances. ASC will provide, along with such payment, certain financial information, including ASC's balance sheet, income statement and statement of changes in stockholders' equity for the last fiscal year and the latest available interim financial statements, an explanation of how the ASC estimated the fair value of the shares, an explanation of how the accrued interest was calculated and certain other information. ASC may send a statement to such dissenting stockholder setting forth its estimate of the fair value of such dissenting stockholder's ASC Common Stock and offering to pay such amount, with interest, as a final settlement of such dissenting stockholder's demand for payment. Any dissenting stockholder who is dissatisfied with such payment or such offer may, within 30 days of such payment or offer for payment, notify ASC in writing of such dissenting stockholder's estimate of the fair value of its ASC Common Stock and the amount of interest due and demand payment thereof.

         If any dissenting stockholder's demand for payment is not settled within 60 days after receipt by ASC of such dissenting stockholder's payment demand, the NYBCL requires that ASC commence a proceeding and petition the court to determine the fair value of the ASC Common Stock and accrued interest, naming all dissenting stockholders whose demands remain unsettled as parties to the proceeding. The court may appoint one or more persons as appraisers to receive evidence and recommend the fair value of the ASC Common Stock. The dissenting stockholders will be entitled to the same discovery rights as parties in other civil actions. Each dissenting stockholder made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of its ASC Common Stock, plus interest, exceeds the amount paid to such stockholder by ASC. If such a proceeding is not commenced within the 60-day period, ASC must pay such dissenter whose demand remains unsettled the amount demanded.

         Stockholders should recognize that such a determination of fair value by the court could result in a price higher than, lower than or equal to the price available to such stockholders pursuant to the Merger. The fair value of a dissenting stockholder's shares is defined under the NYBCL as the value immediately before the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable.

         Court costs and appraisal fees in such a valuation proceeding would be assessed against ASC, except that the court may assess such costs against some or all of the dissenting stockholders to the extent that the court finds that the dissenting stockholders acting arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts that the court finds equitable: (i) against ASC, if the court finds that it did not substantially comply with certain provisions of the NYBCL concerning dissenters' rights, and
(ii) against the dissenting stockholders or against ASC, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that services of counsel for any dissenting stockholders were of substantial benefit to other dissenting stockholders similarly situated, the court may award to such counsel reasonable fees to be paid out of the amounts awarded to dissenting stockholders who benefited from the proceedings.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of ASC's Board of Directors with respect to the Merger, stockholders should be aware that members of ASC's management and Board of Directors have certain interests which may present them with possible conflicts of interest in connection with the Merger.

         The following persons comprise the ASC Board of Directors: Sharokh "Shawn" Sedaghat, Edward F. Csaszar, Eugene Biernaski, Donald J. Robinson, Clarence Rohrer, Earl McCurdy, and Kevin Kearsey. Messrs. Sedaghat, Csaszar, McCurdy and Kearsey were appointed to the Board by SEDA and accordingly have a substantial conflict of interest in recommending that the ASC stockholders vote for approval of the Merger.

         In connection with the Merger, on January 3, 1995, SEDA entered into a letter of intent with KGE and ASC Managing Partners, a general partnership composed of David L. Kassel, Harry Goodman and Vincent Conti, the three of whom are former officers and directors of ASC, and Catherine Kassel, Tina Conti, Robert Gillings, Dorothy Goodman and Damon

Testaverde. Pursuant to the aforementioned letter of intent, ASC agreed to exchange in the Merger an aggregate of 1,656,127 shares of ASC Common Stock for $1,050,000 in cash and 82,500 shares of SEDA Common Stock. KGE, a corporation affiliated with ASC Managing Partners, also agreed to sell to SEDA all machinery and equipment then being leased to Arpak Plastics, Inc., a subsidiary of ASC, for $1,525,000 in cash, and the payment of $13,000 in accrued and unpaid lease payments. Furthermore, and without any additional consideration, ASC Managing Partners agreed to execute irrevocable proxies in favor of SEDA with regard to the 1,656,127 shares of ASC Common Stock referred to above. On January 3, 1995, the closing bid price for ASC Stock was $2 per share, and the closing bid price for SEDA Stock was $10 1/4 per share.

         The following persons were directors or executive officers of ASC during the period between April 1994 and the present: David L. Kassel, Harry Goodman, Eugene Biernaski, Donald J. Robinson, Clarence Rohrer, Sharokh "Shawn" Sedaghat, Edward F. Csaszar, Earl McCurdy, Kevin Kearsey, and Vince Conti. Messrs. Kassel and Goodman, former directors of ASC are also principals of ASC Managing Partners which sold 1,656,127 shares of ASC common stock to SEDA for $1,050,000 and 82,500 shares of SEDA common stock. Messrs. Robinson, Rohrer, and Biernaski own respectively 57,500, 83,750, and 55,000 shares of ASC. Mr. Sedaghat is also the President and Chief Executive Officer of SEDA, Mr. Csaszar is Vice President of Sales and Marketing at SEDA, Mr. McCurdy is Director of Sales at SEDA and Mr. Kearsey and SEDA own equal shares of Tube Tech, a plastics tube marketing business. See "SEDA Specialty Packaging Corp.-Directors and Executive Officers" below. Messrs. Robinson, Rohrer and Biernaski granted SEDA irrevocable proxies (the "Employee Proxies") to vote their shares of ASC in favor of the Merger in return for which SEDA, if it utilizes the proxies, is required to allow Messrs. Robinson, Rohrer and Biernaski to elect whether to exchange their ASC shares for SEDA shares on a ratio of eight shares of ASC stock for one share of SEDA stock or to receive $1.50 for each share of ASC stock exchanged by such persons in the Merger. As a result of an amendment to the Merger Agreement the public stockholders of ASC only have the right to exchange their ASC stock for SEDA stock at the ratio of eight shares of ASC stock for one share of SEDA stock. The public shareholders do not, under the Merger Agreement, have the right to exchange their ASC stock for $1.50 per share, as do Messrs. Robinson, Rohrer, and Biernaski.

         The Merger Agreement provides that SEDA agrees that all rights to indemnification or limitations on liability in existence prior to the entering into of the Merger Agreement in favor of the then present or former employees, agents, directors or officers of ASC and any of its subsidiaries as provided in their respective charters, by-laws, agreements or pursuant to applicable law in effect on the date the Merger Agreement was entered into shall survive the Merger and shall continue in full force and effect for a period of not less than the applicable statutes of limitation; provided that in the event any claim or claims are asserted or made within such applicable period, all rights to indemnification in respect of any claim or claims shall continue until disposition of any and all such claims.

         In connection with the Merger, on January 5, 1995, SEDA acquired an irrevocable proxy (the "Management Proxy"), with respect to an aggregate of 1,656,127 shares of ASC Common Stock, or approximately 54% of ASC's then-outstanding Common Stock, from ASC Managing Partners, a general partnership composed of certain former officers and directors of ASC. The Management Proxy was placed into escrow pursuant to the terms of an escrow agreement, which provides in part that the Management Proxy will not be released until the date of the vote on the Merger. SEDA acquired irrevocable proxies with respect to an aggregate of 339,250 additional shares of ASC Common Stock (the "Employee Proxies") from certain employees of ASC. The Employee Proxies were placed into a documentary escrow, together with the Merger Agreement and other ancillary merger documents. All of the merger documents and the Employee Proxies were released from the documentary escrow on January 18, 1995.

         Effective January 5, 1995, ASC also entered into a Management Agreement (the "Management Agreement") with SEDA. The Management Agreement gave SEDA the authority to manage ASC and Arpak, including but not limited to the authority to move machinery and equipment into or out of ASC's/Arpak's facilities, take product orders for ASC/Arpak, and utilize the personnel of ASC, Arpak and SEDA, all with the objective of using SEDA's good faith, best efforts to maximize the profits of ASC and Arpak. The Management Agreement provides that in consideration for said management services, SEDA shall be entitled to receive the profits of ASC/Arpak generated during the term of the Management Agreement. The Management Agreement continues in effect until the closing of the Merger.

         Also on January 5, 1995, Shawn Sedaghat, the Chairman/Chief Executive Officer, President and a member of the Board of Directors and a principal stockholder of SEDA, was elected to ASC's Board of Directors. All other existing members of ASC's Board of Directors then resigned. Mr. Sedaghat, as the sole remaining Director, elected Messrs. Edward Csaszar, Earl McCurdy, Kevin Kearsey, Donald Robinson, Eugene Biernaski and Clarence Rohrer to serve on ASC's Board of Directors.

         Also on January 5, 1995, SEDA acquired certain equipment formerly leased to ASC by KGE, a corporation controlled by David Kassel and Harry Goodman, formerly principal shareholders of ASC. The equipment was acquired for an aggregate purchase price of $1,525,000, paid in cash derived from SEDA's working capital. On June 22, 1995, SEDA contributed the equipment valued at $1,525,000 to ASC and canceled an aggregate of $497,000 in indebtedness owed to SEDA in return for 6,192,000 newly issued shares of ASC. The price paid by SEDA for the equipment purchased was based on an appraisal dated December 27, 1994 by Appraisal Affiliates, Inc. On June 22, 1995, the closing bid price of ASC stock was $1 3/8 per share.

         On June 23, 1995, SEDA filed a complaint in the United States District Court for the Southern District of New York against ASC and other defendants in case no. 95-CIV. 4745(LMM) seeking a declaration by the Court that the Merger Agreement be amended (the "June 22 Amendment") with the consent of both Registrant's and ASC's Board of Directors and without the consent of any other parties, to change the exchange ratio from 8 shares of ASC Common Stock for each SEDA share to 24.5120 ASC shares of Common Stock for each SEDA share, to eliminate the cash election option of $1.50 per share of ASC Common Stock, to return the $1,050,000 in cash and 82,500 shares of SEDA Common Stock being held in escrow to SEDA, and to extend the termination date of the Merger Agreement to June 22, 2002. The basis for SEDA's complaint was that ASC Managing Partners misrepresented what amount SEDA could expect ASC to achieve in sales for the month of January 1995 by approximately $340,000 to $440,000, that ASC sales personnel had given certain customers extraordinarily long terms for payment of shipments in return for large advance pre-sales, which had the effect of artificially boosting ASC's revenues prior to the date the Merger Agreement was signed, that ASC Managing Partners had misstated or misled SEDA with respect to the amount of sales backlog and that ASC Managing Partners had overstated the true amount of the sales backlog due to the fact that many of the orders comprising the backlog, which consist of purchase orders which had not yet been filled and shipped were outdated and either no longer valid or had been cancelled by the customers, but were never removed from the backlog figures, resulting in a discrepancy of the sales backlog. While this action was pending, the Court entered a temporary restraining order prohibiting the distribution of the shares and amounts held in escrow. SEDA also sought a preliminary injunction and a recision of the Merger Agreement. The Court subsequently denied SEDA's motion for an injunction prohibiting the release of the shares and amounts held in the escrow on the ground that SEDA had an adequate remedy at law in damages, and on July 5, 1995, the escrowed shares and amounts in escrow were distributed without SEDA's consent or approval and contrary to SEDA's declared and continuing opposition to such disbursement. SEDA takes the position that the release was invalid and illegal because the Merger Agreement had been amended on June 22, 1995 to eliminate the provision in the Merger Agreement which called for an involuntary transfer of the 1,656,127 ASC shares to SEDA if the Merger Agreement were not consummated by July 5, 1995.

         Effective August 21, 1995, the Merger Agreement was further amended by agreement of the Company's and SEDA's Boards of Directors, cancelling the June 22nd amendment and eliminating the Cash Election Option from the Merger Agreement. Under the original Merger Agreement there was a provision for ASC public shareholders to receive $1.50 per share in lieu of SEDA stock. This provision was eliminated in the August 21, 1995 amendment.

         On October 24, 1995, a stipulation was filed with the Court, thereby settling the case and effectuating the consensual purchase of the 1,656,127 ASC shares by SEDA. Case No. 95-CIV 5209 brought in the United States District Court for the Southern District of New York, and Supreme Court for the State of New York, Index No. 120139/95 were also settled by stipulation on this date. The material terms and conditions of the stipulation included that SEDA would use its best efforts to have a registration statement for the registration of 82,500 shares of SEDA (issued to ASC Managing Partners) filed with the Commission and declared effective by December 31, 1995, that the cash election option would be eliminated from the Merger Agreement, that SEDA would use its best efforts to have a registration statement for the registration of the public shareholder's exchange shares filed with the Commission and declared effective by December 31, 1995, and that each party would bear the costs, expenses and attorneys fees of the litigation. The Merger Agreement was amended on March 19, 1996 to extend the date by which SEDA would have the registration statement declared effective to May 31, 1996.

         SEDA currently holds Employee Proxies to vote an aggregate of 339,250 shares of ASC Common Stock and, on the date of the Special Meeting, will hold an aggregate of 7,950,127 shares of ASC Common Stock comprised of 1,656,127 shares of ASC Common Stock purchased from ASC Managing Partners, 6,192,000 shares of ASC Common Stock received in exchange for a contribution of equipment and a reduction of indebtedness and an aggregate of 102,000 shares of ASC Common Stock purchased in the open market. SEDA will thus have the ability to vote 8,289,377 shares of ASC Common Stock at the Special Meeting or approximately 89.5% of the 9,256,000 outstanding shares of ASC Common Stock (including 30,000 warrants exercisable at $0.10 per share) on the Record Date, and will vote all of said shares of ASC Common Stock in favor of the Merger.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The following general discussion summarizes all material Federal income tax considerations resulting from the plan of merger between SEDA Subsidiary and ASC. It does not discuss all aspects of Federal income taxation that may be relevant to a particular investor in light of his personal tax circumstances or to certain types of investors subject to special treatment under the Federal income tax laws. No legal opinion regarding such tax considerations is being rendered hereby. Except as otherwise indicated, statements regarding tax treatments, tax effects or tax consequences reflect the conclusions of Price Waterhouse LLP, independent accountants for SEDA, which has rendered its opinion regarding the accuracy of certain tax matters described herein. A copy of the opinion of Price Waterhouse LLP is set forth as Annex D to this Prospectus/Proxy Statement. No rulings have been requested from the Internal Revenue Service ("IRS"), and the IRS may disagree with some of the conclusions set forth below, particularly those as to which Price Waterhouse LLP's conclusions are qualified. Accordingly, each investor should consult his/her own tax advisor as to the specific tax consequences to him/her including the application and effect of state or local income and other tax laws.

         The following is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations and existing administrative interpretations and court decisions. Future legislation, regulations, administrative interpretations or court decisions could significantly change such authorities either prospectively or retroactively.

         For Federal income tax purposes, the acquisition of ASC will be treated as if SEDA had acquired the ASC stock directly from the ASC stockholders in a taxable stock purchase and will not be treated as a tax-free reorganization or a tax-free exchange. SEDA will obtain a cost basis in the stock acquired.

         No gain or loss will be recognized by ASC on the transfer of its stock by its stockholders. ASC will retain its current tax basis in all its assets. Any tax attributes including net operating losses, capital losses, certain credits and built-in losses may be subject to limitation.

         The stockholders of ASC will be treated as if they had sold their stock directly to SEDA. They will recognize gain or loss based on the difference between the fair market value of the property received and their adjusted basis in the ASC stock. The gain or loss will be capital if the stockholder held the stock as a capital asset on the date of the exchange. Any loss on the sale may be limited. ASC stockholders who receive SEDA stock in exchange for their ASC shares will have a tax basis in the SEDA shares equal to the fair market value of such shares as of the effective date of the merger and a new holding period for such shares will commence on the date after such date.

         THE TAX DISCUSSION SET FORTH ABOVE IS BASED UPON PRESENT LAW. EACH ASC STOCKHOLDER SHOULD CONSULT HIS/HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM/HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS. THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO ASC COMMON STOCK RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION.


ASC FAIRNESS OPINION


         ASC has retained H.J. Meyers & Co., Inc. ("Meyers") to render its opinion as to the fairness of consideration to be received by the ASC stockholders in the Merger. It should be noted that the Meyers opinion was rendered over a year ago and that there have been material developments since then which might make the opinion of diminished current relevance. See "Background and Reasons for the Transaction - Material Developments since date of Meyers opinion" above. Meyers has rendered its written opinion dated
March 30, 1995 to all the ASC stockholders to the effect that, as of the date of such opinion and based upon the considerations described in its opinion, the consideration to be received by the ASC stockholders in the Merger is fair and equitable to ASC and its stockholders. In rendering its opinion, Meyers reviewed certain publicly available financial information concerning SEDA and ASC, as well as the reported price and trading activity for the SEDA and ASC Common Stock. Meyers also reviewed certain internal financial analyses and forecasts for ASC and held discussions with members of senior management of ASC regarding the business and future prospects of ASC. In rendering its opinion, Meyers relied upon the accuracy and completeness of the financial and other information publicly available or furnished by SEDA and ASC and did not attempt independently to verify such information, or to make or cause to be made any independent appraisal of any assets of either company. Meyers has received a fee of $25,000 for its services, and is entitled to reimbursement for its reasonable pre-approved travel expenses, not to exceed $5,000. Meyers' fee was not contingent upon the determination reached by Meyers in its opinion. ASC has also agreed to indemnify Meyers against certain liabilities, including liabilities under the federal securities laws. The full text of Meyers' opinion, which sets forth the assumptions made, matters considered and limitations upon the review undertaken, is set forth as Annex B to this Prospectus/Proxy Statement. The opinion should be read in its entirety.

         In arriving at its opinion, Meyers (i) reviewed SEDA's Annual Reports Form 10-Ks and related financial information for the years ended December 31, 1993 and 1994; (ii) reviewed ASC's Form 10-KSB for the year ended April 30, 1994 and the Quarterly Report on Form 10-QSB for the nine months ended January 31, 1995; (iii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of ASC and SEDA furnished to Meyers by ASC and SEDA, respectively; (iv) held discussions with members of senior management of ASC and SEDA concerning their businesses and prospects; (v) reviewed historical market prices and trading activity for ASC's and SEDA's Common Stock; (vi) reviewed the Merger Agreement; and (vii) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Meyers deemed necessary.

         In preparing its opinion, Meyers relied on the accuracy and completeness of all information supplied or otherwise made available to it by ASC and SEDA, and did not assume any responsibility to independently verify such information or undertake an independent appraisal of the assets of either ASC or SEDA. Meyers assumes no responsibility to revise or update its opinion if there is a change in the financial condition or prospects of either of ASC or SEDA from that disclosed or projected in the information it reviewed or in the general, economic or market conditions. Meyers' opinion does not constitute a recommendation to any stockholder of ASC as to how any such stockholder should vote on the Merger. Meyers' opinion does not address the relative merits of the Merger and any other transactions or business strategies discussed by the ASC Board of Directors as alternatives to the Merger.

         The Chairman of the Board of ASC, Shawn Sedaghat, selected Meyers because he was familiar with the Meyers firm. Mr. Sedaghat reviewed proposals to issue the fairness opinion from Meyers and one other firm and selected Meyers because he had a greater familiarity with Meyers and the price charged by Meyers for the Fairness Opinion was lower than the price proposed by the other firm. Although the Meyers Opinion is addressed to the Board of Directors of ASC, the Board of Directors of ASC did not directly participate in the selection of Meyers.

         The material relationship between Meyers and ASC or SEDA during the past two years is as follows: Thomas James & Co., an investment banking firm acquired Meyers in an unrelated transaction on or around the time that ASC and SEDA entered into the Merger Agreement. Thomas James & Co. provided services to ASC prior to the date that ASC entered into the Merger Agreement with SEDA. ASC and Thomas James & Co. have had a long-standing investment banking relationship, including merger and acquisition and market making activities and research coverage. This relationship extends back to 1991. In the Fall of 1994, ASC formally retained Thomas James & Co. to assist in selling ASC. The agreement of retention with Thomas James & Co. was signed on September 30, 1994, and included a success fee schedule which was to be discounted by 50% in the event ASC was sold to certain parties it had already identified including SEDA. After execution of the Retention Agreement, Thomas James & Co. provided significant work in an effort to sell ASC including: searches for additional strategic and financial buyers, financial/valuation and operational analysis of ASC, preparation and dissemination of a blind profile of ASC to gauge initial indications of interest of potential acquirors of ASC, preparation and dissemination of Confidentiality Agreements to any interested parties, preparation and dissemination of a detailed selling memorandum for the purpose of submission to potential interested parties, arrangement of conference calls and facility visits with prospective buyers.

         Potential buyers introduced by Thomas James & Co. included both strategic buyers with operations in plastic caps and closures and other areas of the plastics industry, as well as financial buyers seeking to create synergies with existing operating businesses within the framework of a public vehicle. None of the potential buyers were considered suitable.

         ASC and Thomas James & Co. mutually agreed to the payment of a $60,000 fee to Thomas James & Co. for services rendered in connection with this engagement. As mentioned above, on or about the time that SEDA and ASC entered into the Merger Agreement, Thomas James & Co. acquired Meyers and changed its name to "H.J. Meyers & Co., Inc."

         SEDA has not had any material relationship with Meyers or Thomas James & Co.

         In arriving at its opinion, Meyers performed a variety of financial analyses, including those summarized below. Arriving at a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Meyers believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses,

Meyers made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ASC or SEDA. Any estimates incorporated in the analyses performed by Meyers are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities neither purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainly and neither ASC, SEDA nor Meyers assume responsibility for the accuracy of such analyses and estimates.

         The Meyers Fairness Opinion took into account the Cash Election Option which was contained in the Merger Agreement as of the date of the Meyers opinion but is no longer a term of the Merger.

         The following is a summary of the material financial analyses performed by Meyers in connection with this fairness opinion:

         Balance Sheet/Asset Analysis. A balance sheet evaluation examines all of a company's assets that represent value to an outside party seeking to invest in the Company. This includes hard assets such as cash, accounts receivable, property and equipment in addition to intangible assets like patents or trademarks. Certain assets sometimes warrant enhanced value due to the strategic synergies or increases resulting from current market values in excess of depreciated book values. This type of analysis, however, does not take into account the value of expected earnings nor other ongoing operations-related issues. These attributes can be included as part of an overall corporate valuation, but a buyer who is looking at the balance sheet as the primary means of assessing value will discount the importance of such components. ASC's balance sheet as of January 31, 1995 contains total assets of $7,000,000 and a net worth of $485,000. These assets include accounts receivable, inventory, prepaid expenses, property, plant and equipment. Meyers concluded that the property, plant and equipment category is understated due to the depreciation and market value of the owned real estate. ASC indicated that the fair market value of the real estate (through an appraisal dated December 27, 1994 of the property) is approximately $1,800,000. Additionally, ASC's machinery and equipment was recently appraised at $10,700,000 for replacement value and $7,000,000 for depreciated value. Meyers calculated that this gave a total current value of ASC's property, plant and equipment of between $8,800,000 and $12,500,000, versus a net book value of $4,000,000. In the view of Meyers, this market adjustment increased net worth from $485,000 to between $5,300,000 and $9,000,000.

         The Merger Agreement at Section 3.02 recited that the capitalization of ASC consisted of 3,034,273 shares issued and outstanding plus warrants to purchase 30,000 shares of Common Stock for a total of 3,064,273. Based upon the exchange ratio recited in the Merger Agreement of 8 shares of ASC for 1 share of SEDA, this would result in a total of 383,034 shares of SEDA being issued in exchange for all of the shares of ASC. Since at the time that the Merger Agreement was negotiated the SEDA shares were trading at $12 per share, the total value of the SEDA shares would be $4,596,409. This compares to a balance sheet analysis indicating a range for the net worth of ASC from a low of $5,300,000 to a high of $9,000,000. On the basis of the balance sheet analysis the value of the SEDA stock to be issued in the merger was $703,591 lower than the low end of the balance sheet valuation range and $4,403,591 lower than the high end of the balance sheet valuation range and thus, the balance sheet analyses did not support the conclusion of the Meyers Opinion as to the financial fairness of the transaction.

         Discounted Cash Flow Analysis. Discounted cash flow analysis focuses on a company's ability to generate free cash over a particular forecast. Free cash is defined as a company's cash flow with adjustments made in terms of discretionary disbursements and receipts. These adjustments reflect the ability of an investor to halt or sustain an existing cash management policy or, in turn, reflect the same ability to initiate a completely new policy. In other words, free cash flow is a snapshot of what a company's future operations can accomplish without the potential distortion of accounting rules and changes (which may be problematic in simple price/earnings calculations) nor the burden of balance sheets laden with debt and/or under-performing or risky assets. Discounted cash flow analysis thus relies upon the future generation of free cash as a basis to determine an estimated value for a company. The present value of each forecast year's cash flow is calculated using a discount rate that is a composite of current and future interest rates, the company's cost of capital and an assessment of the company's systematic risk of operation. In addition, a terminal value in the final forecast year is determined by analysis of the value of future earnings. Based on the history of losses incurred by ASC, Meyers elected to discount ASC's projections by 40% in year 1, 50% in year 2 and 50% in year 3, including the terminal value. Meyers' discounted cash flow analysis indicated a hypothetical equity value in the range of between $4,800,000 and $6,000,000.

         Meyers arrived at the equity value range of between $4,800,000 and $6,000,000 through the following analytical steps:

         Meyers started with the EBIT (earnings before interest and taxes) projection provided to Meyers by SEDA and ASC Management. This projection showed EBIT for 1997 of $3,700,000. Meyers multiplied this by an EBIT multiple of 4.5 minus the long-term debt of $1,800,000, which resulted in a net terminal value in 1997 of $14,850,000. Meyers then discounted this terminal value by 50%, resulting in a net terminal value for 1997 of $7,425,000. Meyers selected an EBIT multiple of 4.5 because in Meyers professional opinion as an investment banker that was an appropriate multiple for the company due to the competitive nature of the business in which ASC was engaged and its position in the marketplace. Meyers also discounted the terminal value of $14,850,000 by 50% because of ASC's long-term history of losses. Meyers then applied a 15% and a 25% present value discount to the projected cash flows and projected terminal values of American Safety Closure Corp. (see page 8 of Annex B) which resulted in the following conclusion as shown in the table below:


                 Yearly Cash Flow and Present Value (in $000's)

                                         Discount Value                 Present Value @                 Present Value @
              Year                        (Cash Flow)                     15% Discount                    25% Discount
              ----                        -----------                     ------------                    ------------
               1                                       654                             569                             523
               2                                       550                             416                             352
               3                                       325                             214                             166

            Terminal                                 7,425                           7,882                           3,802
            --------                                 -----                           -----                           -----
                                             Total Present                           6,080                           4,843
                                                 Value

As can be seen from the above table depending upon whether a 15% or a 25% discounted present value formula is employed, the total present value of ASC, taking into account the above discounts, ranges from $6,000,000 to $4,800,000.

         Based upon the valuation of the SEDA stock of $4,596,409, as set forth above in the Paragraph heading "Balance Sheets/Asset Analysis," the $4,800,000 low end discounted cash flow valuation is $204,000 greater than the then $4,596,000 market value of the SEDA stock. The $6,000,000 upper range of the discounted cash flow analysis valuation is $1,404,000 greater than the $4,596,000 valuation of the SEDA stock. Accordingly, the discounted cash flow analyses did not support the Meyers opinion as to the financial fairness of the transaction.

         Price/Earnings Multiple for Market Value. Meyers reviewed certain publicly available historical financial information of certain publicly traded specialty plastic manufacturers. These companies showed price/earnings multiples ranging from 9.3 to 17.5, with an average of 13.4. The stock of ASC closed on March 27, 1995 at $1.32 per share. Meyers concluded that given the history of losses recorded by ASC of the past several years, it appeared appropriate that its stock will trade at the low end of the comparable range. This market price provided a value range for ASC in the past six months of $3,500,000 to $4,300,000, or an average of $3,900,000.

         Based upon the aforementioned $4,596,000 valuation for the SEDA stock and the price/earnings multiple for market value on the low end of the range of $3,500,000, the value of the SEDA stock would exceed the low end valuation by $1,096,000 and would exceed the upper end valuation of $4,300,000 by $296,000. After reasonable inquiry and discussions with Meyers, the Board of ASC is unable to conclude how Meyers got from a price/equity multiple and a closing stock price to the value range disclosed. Accordingly the Board cannot conclude that the Meyers Opinion is supported by its analysis. On March 15, 1996, the closing bid price for SEDA's stock was $17 3/8 per share. Based on that price, the market value of the aggregate number of SEDA shares acquired to be issued in the merger pursuant to the Merger Agreement (i.e., 383,034), would be valued at $6,655,216. Thus each shareholder of ASC who exchanges such shareholder's ASC stock for SEDA stock at the exchange ratio of 8 shares of ASC stock for 1 share of SEDA would receive approximately $2.17 worth of SEDA stock or a 45% increase in the $1.50 per share price of ASC stock upon which the Merger Agreement was negotiated in November of 1994. It should be noted, however, that since the Meyers Opinion is dated March 30, 1995, Meyers did not factor in the price of the SEDA stock as of March 15, 1996 in its Opinion.

         Seven public companies were selected by Meyers for price/earnings ratio analysis and comparison. Guidelines were set for these companies by developing a list of similar companies in related businesses. The guidelines Meyers chose were: Revenue size within American Safety Closure and SEDA's range (chosen as not greater than $500 million annually); market's served were similar (plastic tamper resistant and child proof packaging); and similar production processes (such as injection molding and closure design). Although SEDA's revenues and ASC's revenues are less than $50 million each, Meyers chose companies for comparison purposes with revenues up to $500 million. Meyers' rationale for this is that companies with revenues up to $500 million could still retain hands-on leadership. SEDA, however, believes that in the industry which it competes, it is necessary to choose the specific companies in the table below because SEDA believes that such companies constitute the competitive environment in which SEDA and ASC are forced to do business. The seven companies that met the aforementioned criteria were:

                         Symbol                Company                         P/E Ratio      Approximate Revenue
                         ------                -------                         ---------      -------------------
                         SN                    Sun Coast Industries               9.9         $80 million
                         TUSC                  Tuscarora Inc.                    16.8         $120 million
                         SRCO                  Sealright Co., Inc.               14.6         $295 million
                         PCIS                  PCI Services, Inc.                 9.3         $121 million
                         LIQB                  Liqui Box Corp.                   15.7         $148 million
                         KGM                   Kerr Group, Inc.                  10.4         $140 million
                         ATR                   Aptar Group, Inc.                 17.5         $474 million
                         SSPC                  SEDA                              11.3         $30 million
                         CLOS                  ASC                               10.2         $10 million

         The table demonstrates that the lowest P/E ratio in the comparison group is 9.3 and the maximum P/E ratio is 17.5. American Safety Closure traded on the lower end of its comparison group, most likely a result of the historical losses it occurred. As the table clearly shows, American Safety Closure falls within the range of its comparison group in terms of its P/E ratio. During the previous six months, American Safety's total market capitalization fluctuated between $3.5 million and $4.3 million. SEDA's purchase price was within this range.

         Meyers is an investment banking firm specializing in, among other things, the evaluation of businesses and securities of manufacturing companies. As a customary part of its investment banking business, Meyers is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

         The following unaudited pro forma financial statements give effect to the acquisition of ASC by SEDA through the merger of a SEDA subsidiary with and into ASC in a transaction accounted for as a purchase. The acquisition by SEDA of 100% of ASC will be accomplished through a series of transactions, three of which occurred in 1995 and have resulted in SEDA's ownership of 86% of the outstanding common stock of ASC during 1995. The acquisition of the remaining 14% interest in ASC is contemplated by this registration statement. The three transactions in 1995 were as follows:

                                                                                                            Cumulative
        ASC common stock                      Consideration received by                                     ownership
        purchased by SEDA                     ASC or ASC Shareholders                                       by SEDA
        -----------------                     -----------------------                                       ----------
 1.     102,000 shares purchased in the       $147,000 in cash                                                  3%
        open market
 2.     6,192,000 newly issued shares         $2,354,000 received by ASC, comprising equipment                 68%
                                              contributed to ASC ($1,525,000), forgiveness of ASC
                                              debt to SEDA ($497,000) and related acquisition costs
                                              ($332,000, which amount includes $102,000 incurred in
                                              1994)
 3.     1,656,127 shares from ASC Managing    $1,699,688 comprising cash ($1,050,000) and 82,500               86%1
        Partners                              shares of SEDA common stock (valued at $7-7/8 per
                                              share, the average of the closing bid and ask prices on
                                              July 5, 1995)


The final transaction to acquire the remaining 14% interest in ASC will require the issuance of approximately 163,000 shares of SEDA common stock in exchange for the approximately 1,304,000 shares of ASC common stock held by the public. The estimated consideration of $2,907,000 comprises the 163,000 shares of SEDA common stock valued at $15 11/16 per share (the average of the closing bid and ask prices at March 29, 1996) and estimated acquisition costs of $350,000.

         The following unaudited pro forma balance sheet is based upon SEDA's unaudited consolidated balance sheet at March 31, 1996, which already reflects SEDA's 86% ownership of ASC, adjusted to include the pro forma effects of the acquisition by SEDA of the remaining 14% minority interest as of March 31, 1996.

         The following unaudited pro forma statement of income for the year ended December 31, 1995 is based on the individual statements of income of SEDA and ASC. The SEDA consolidated statement of income for the year ended December 31, 1995 includes the results of ASC from June 22, 1995, the date on which SEDA acquired a majority ownership of ASC, through December 31, 1995. The statement of operations of ASC has been adjusted to reflect the results of operations for the period from January 1, 1995 to June 22, 1995. The following pro forma unaudited statement of income combines the results of operations of SEDA for the year ended December 31, 1995 (which includes the results of approximately six months of ASC operations) and the results of operations of ASC for the period from January 1, 1995 to June 22, 1995, as if all transactions leading to SEDA's 100% ownership of ASC had occurred on January 1, 1995.

         The following unaudited pro forma statement of income for the three months ended March 31, 1996 is based on the unaudited consolidated income statement of SEDA for that period, which includes the results of ASC, as if all transactions leading to SEDA's 100% ownership of ASC had occurred on January 1, 1996.


         The unaudited pro forma statements of income are not necessarily indicative of operating results which would have been achieved had the merger been consummated as of the beginning of such period and should not be construed as representative of future operations.

         The unaudited pro forma financial statements include pro forma adjustments made to reflect the acquisition of ASC as contemplated, which may differ from the actual adjustments made at the time the transaction is consummated.

         The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and the related notes thereto of SEDA and ASC.





____________________

  The 86% figure reflects actual ownership and does not include the 339,250 Employee Proxy Shares, which if included would result in SEDA owning and controlling 89.5% of the total ASC shares currently outstanding.

                       SEDA SPECIALTY PACKAGING CORP. AND
                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
                   Unaudited Pro Forma Combined Balance Sheet
                                 (In thousands)

                                                                          Consolidated
                                                                              SEDA
                                                                            March 31,            Pro Forma
                                                                              1996              Adjustments             Pro Forma
                                                                            (Note 1)              (Note 2)              Combined
                                                                            --------              --------              --------
          Assets

            Current assets:
                Cash and cash equivalents                                       $2,430                 $(63)                $2,367
                Accounts receivable, less allowance
                  for doubtful accounts                                          9,702                   --                  9,702
                Inventories                                                      6,845                   --                  6,845
                Prepaid expenses and other current                                 584                   --                    584
                  assets
                Deferred income taxes                                            1,030                   --                  1,030
                                                                               -------               ------                 ------
                    Total current assets                                        20,591                  (63)                20,528
            Property, plant and equipment, net                                  42,609                4,352                 46,961
            Other assets                                                         1,019                 (287)                   732
                                                                               -------               ------                -------
                                                                               $64,219               $4,002                $68,221
                                                                               =======               ======                =======
            Liabilities and Stockholders' Equity

                Current liabilities:
                   Accounts payable                                             $3,739                $  --                 $3,739
                   Income taxes payable                                            532                   --                    532
                   Accrued liabilities                                           1,664                   --                  1,664
                   Current portion of long-term debt                             3,557                   --                  3,557
                   Current portion of obligations under capital
                       leases                                                      483                   --                    483
                                                                                ------               ------                -------
                      Total current liabilities                                  9,975                   --                  9,975
                Long-term debt                                                  11,550                   --                 11,550
                Obligations under capital leases                                   708                   --                    708
                Deferred income taxes                                            4,104                1,746                  5,850
                                                                               -------               ------                -------
                      Total liabilities                                         26,337                1,746                 28,083
                                                                               -------               ------                -------

                Minority interest in consolidated
                  subsidiary                                                       301                 (301)                    --
                                                                                ------               ------                 ------
                Stockholders' equity:
                   Preferred stock                                                  --                   --                     --
                   Common stock                                                      5                   --                      5

                   Capital in excess of par value                               26,983                2,557                 29,540
                   Retained earnings                                            11,555                   --                 11,555
                   Treasury stock                                                 (962)                  --                   (962)
                                                                               -------               ------                -------
                      Total stockholders' equity                                37,581                2,557                 40,138
                                                                               -------               ------                -------
                                                                               $64,219               $4,002                $68,221
                                                                               =======               ======                =======

- --------------------


Note 1 - The consolidated balance sheet of SEDA at March 31, 1996 reflects SEDA's 86% ownership of ASC acquired during 1995.



Note 2 - The pro forma balance sheet has been prepared to reflect the acquisition of the remaining 14% minority interest in ASC for approximately 163,000 shares of SEDA common stock valued at $2,557,000 ($15 11/16 per share - the average of the closing bid and ask price of SEDA common stock at March 29, 1996) and $350,000 of related acquisition costs, of which $287,000 were deferred as of March 31, 1996. The aggregate purchase price of $2,907,000 was allocated to the assets and liabilities acquired based on fair values. The excess of purchase price over the net book value of the assets and liabilities acquired at March 31, 1996 was primarily attributable to property, plant and equipment and a related liability for deferred taxes.

                       SEDA SPECIALTY PACKAGING CORP. AND
                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY

                Unaudited Pro Forma Combined Statement of Income
                    (In thousands, except per share amounts)





                                                SEDA                ASC
                                             12 Months          Period From
                                                Ended        January 1, 1995        Pro Forma
                                            December 31,        to June 22,        Adjustments      Pro Forma
                                                1995               1995              (Note 1)        Combined
                                            ------------       ------------          --------        --------
 Net sales                                       $41,676             $ 4,072     $       --        $   45,748
 Cost of sales                                    28,895               3,427           607 (a)         32,929
                                                 -------            --------       -------            -------
 Gross profit                                     12,781                 645          (607)            12,819

 Selling, general and administrative
    expenses                                       5,470                 804          (132)(b)          6,142
                                                 -------            --------        ------            -------
    Income (loss) from operations                  7,311                (159)         (475)             6,677
 Interest expense                                  1,422                 230            --              1,652
 Interest income                                    (167)                 --            --               (167)
 Other expense (income)                              (30)                 33            --                  3
                                                 -------            --------      --------           --------
    Income before income taxes                     6,086                (422)         (475)             5,189

 Provision for income taxes                        1,951                  --          (359)(c)          1,592
                                                 -------            --------        ------            -------
    Net income (loss)                            $ 4,135            $   (422)      $  (116)           $ 3,597
                                                 =======            ========       =======            =======
 Earnings (loss) per common and
    common equivalent share                      $  0.82            $  (0.10)                         $  0.68
                                                 =======            ========                          =======
 Weighted average number of
    common and common equivalent
    shares                                         5,061               4,339        (4,134)(d)          5,266
                                                ========            ========       =======           ========

_________________

Note 1- The pro forma statement of income gives effect to the following pro forma adjustments necessary to reflect the acquisition of 100% of ASC, representing the 86% actually acquired during 1995 and the remaining 14% as outlined in the Merger Agreement, as though all transactions leading to the acquisition of 100% of ASC had occurred January 1, 1995:


  a. Additional depreciation expense of $807,000, resulting from increased basis of property, plant and equipment acquired of $6,037,000. Depreciation is calculated on a straight-line basis over the remaining estimated useful lives of approximately 6 years. Also includes an inventory fair value adjustment of $200,000;

  b. Adjustments to record accounts receivable and accrued liabilities at fair value at the date of acquisition;
  c. Reduction of provision for income taxes to reflect a consolidated tax provision; and
  d. Amount represents the aggregate of (i) the 82,500 SEDA common shares issued during 1995 in connection with the acquisition of 86% of ASC that would have been outstanding for the entire year (42,000 shares), (ii) the SEDA common shares assumed to be issued to ASC shareholders for the remaining 14% minority interest (approximately 163,000); and (iii) elimination of ASC shares (4,339,000).

                       SEDA SPECIALTY PACKAGING CORP. AND
                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY

                Unaudited Pro Forma Combined Statement of Income
                    (In thousands, except per share amounts)




                                                 SEDA
                                                3 Months
                                                  Ended           Pro Forma
                                                March 31,       Adjustments      Pro Forma
                                                  1996           (Note 1)        Combined
                                              ------------       --------        --------
 Net sales                                       $14,943       $      --        $    14,943
 Cost of sales                                     9,999             155(a)          10,154
                                                 -------         -------            -------
 Gross profit                                      4,944            (155)             4,789

 Selling, general and administrative
    expenses                                       2,113              --              2,113
                                                 -------          ------            -------
    Income (loss) from operations                  2,831            (155)             2,676
 Interest expense                                    336              --                336
 Interest income                                     (26)             --                (26)
                                                 -------        --------           --------
    Income before income taxes                     2,521            (155)             2,366

 Provision for income taxes                          933             (62)(b)            871
                                                 -------          ------            -------
    Net income (loss)                            $ 1,588         $   (93)           $ 1,495
                                                 =======         =======            =======
 Earnings (loss) per common and
    common equivalent share                      $  0.30                            $  0.28
                                                 =======                            =======
 Weighted average number of
    common and common equivalent
    shares                                         5,218             163 (c)          5,381
                                                ========         =======           ========

_________________

Note 1- The pro forma statement of income gives effect to the following pro forma adjustments necessary to reflect the acquisition of 100% of ASC, representing the 86% actually acquired during 1995 and the remaining 14% as outlined in the Merger Agreement, as though all transactions leading to the acquisition of 100% of ASC had occurred January 1, 1996:

  a. Additional depreciation expense of $155,000, resulting from increased basis of property, plant and equipment acquired of $6,037,000. Depreciation is calculated on a straight-line basis over the remaining estimated useful lives of approximately 6 years;
  b. Reduction of provision for income taxes as a result of increased depreciation expense for the period;
  c. SEDA common shares assumed to be issued to ASC shareholders for the remaining 14% minority interest (approximately 163,000).

                         SEDA SPECIALTY PACKAGING CORP.

BUSINESS AND PROPERTIES OF SEDA

         SEDA Specialty Packaging Corp. ("SEDA") develops, manufactures and sells specialty plastic packaging products to the personal care, food and beverage, household and industrial chemical and pharmaceutical industries. SEDA's products consist of lined and linerless plastic caps and closures, flexible plastic tubes, plastic bottles and custom plastic products offered in a broad variety of sizes with diverse choices of color and printing. SEDA focuses on customers who require shorter lead times, superior product quality, uniform appearance, customized service and flexible delivery schedules. SEDA's strategy is designed to respond to these key factors in order to position SEDA as a preferred supplier in the highly competitive industries in which it operates.

         On July 19, 1994, SEDA's stockholders approved the reincorporation of SEDA in the State of Delaware. Such reincorporation was effected on August 1, 1994. As a result of the reincorporation, each outstanding share SEDA's no par value common stock was exchanged for one share of $0.001 par value common stock of the Delaware corporation. The total number of common shares outstanding at the date of the reincorporation was 5,015,000.

         SEDA's executive offices are located at 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510 and its telephone number is (310) 635-4444.

         GENERAL

         SEDA was founded in 1984 by Shapour Sedaghat who has had over 35 years of prior experience in the specialty plastics packaging industry, including the formation and management of a group of specialty plastic packaging companies. SEDA's management team has substantial experience in the specialty plastic packaging industry which provides SEDA with valuable experience in the industries in which it competes.

         Originally focusing on plastic closures, SEDA grew rapidly in terms of revenues and product lines, adding a family of flexible tubes and new plastic custom products in 1990 and plastic bottles in 1995. In order to continue its rapid growth, management carefully evaluates SEDA's product lines in an effort to capture higher market share while maintaining or increasing gross margins. Examples include the ongoing development of new high margin products such as tamper-evident and break-away screw caps and plastic child-resistant closures.

         Plastic closures are used to cap primarily plastic containers which store a wide variety of cosmetic, food, chemical and other commercial and industrial products. Each closure and container must be designed and engineered to meet specific use requirements mandated by the type of container and nature of its contents. Over the years, rigid and flexible plastic containers have experienced significant growth in market share at the expense of other materials such as glass and metal. Advantages of plastic containers include durability, resistance to denting and breakage, and compatibility with many products. Furthermore, they are lightweight, an important factor in the transportation- sensitive packaging industry, and can be produced in a variety of colors.

         Plastic closures for plastic containers have distinct advantages over other materials such as metal and metal composite closures. Market surveys indicate that the performance advantages, design flexibility, value added characteristics (e.g., aesthetics, convenience, protective features) and lower overall costs of plastic closures and reduced applications of other materials as a result of the widespread market penetration of plastic containers have driven the demand for plastic closures. Since the manufacturing process required to produce plastic closures substantially differs from that used to produce plastic containers, many manufacturers of plastic products have focused on one but not both areas of this market. Therefore, as the market for plastic containers has grown, demand for products provided by plastic closure manufacturers has dramatically risen.

         Flexible plastic tubes encase a variety of products including lotions, creams, shampoos, foodstuffs, adhesives and household chemicals. The non-corrosive and lightweight nature of these products and the ease in product dispensing provide distinct competitive advantages over other types of tube materials. The tubes can be produced in a variety of colors, can be easily and attractively decorated and do not require lining or interior surface treatment to contain most products.

         STRATEGY

         In general, end users of specialty plastic packaging products evaluate potential vendors according to factors such as product quality, responsiveness, customer service and price. SEDA's strategy is designed to respond to these factors, thus positioning SEDA as a preferred supplier in the highly competitive industries in which it operates. The key elements of SEDA's strategy are as follows:

# High Quality and Uniform Products. SEDA believes that its commitment to quality is a key component of its success to date. Management believes that its customers typically expect a low product defect rate and high quality product aesthetics. In the specialty plastic packaging industry, a high defect rate can mean a delay in product shipment and higher production costs while poor product aesthetics may depress product sales. SEDA believes it differentiates itself from its competitors through the utilization of production and training techniques designed to produce a high quality product conforming to a customer's design specifications. SEDA is able to maintain product quality, reduce defects and thereby increase demand for its products by
         (i) utilizing technologically advanced machinery and production techniques, (ii) employing advanced testing equipment and methods,
         (iii) offering an in-house graphics capability that ensures that the product's printing and graphics comply with its customer's aesthetic demands and (iv) promoting a total quality management program.

# Flexible and Customized Service. Management has structured SEDA's operations in a manner that promotes rapid responsiveness to constantly changing client needs by providing customers with direct access to key operations personnel within SEDA. Since many specialty plastic packaging product companies market similar product lines, management believes that customers often select suppliers on the basis of service factors. Management's experience indicates that as the plastics industry has grown, the largest plastic packaging product manufacturers have often demonstrated an unwillingness or inability to react quickly and responsively to the varying demands of many customers. This has created opportunities for SEDA to increase market share by catering to the service expectations of these customers.
         SEDA has developed the ability to adjust production delivery schedules to meet the needs of those customers who have in turn made aggressive delivery commitments for their goods. SEDA's in-house graphics capability affords it the ability to generally incorporate a customer's last-minute printing changes and still meet its production needs.

# Reliable and Timely Delivery. SEDA believes its low lead times (the period from customer order to delivery) provide it with a competitive advantage in customer service. Intense efforts are made to provide the customer with high quality products by the designated delivery date. SEDA seeks to maintain this level of service through careful evaluation of its production process and the cultivation of close relationships with actual and potential customers. By working closely with a customer, SEDA attempts to ensure that design specifications and delivery schedules are met without the cost and loss of reputation associated with the initial production of nonconforming product. Furthermore, utilization of automated high quality production lines helps maintain lead times and low defect rates.

#        Low  Delivered  Cost.  SEDA strives  to  achieve  low  delivered costs to its customers. SEDA has located its manufacturing operations in areas with high-quality and relatively low-cost labor and has equipped its facilities with technologically advanced, cost-effective machinery. In an effort to control costs, SEDA's engineering department carefully evaluates SEDA's production process and often makes technical modifications and adjustments to reduce costs and improve production speed. Examples include mold dedication and maximization of mold output; SEDA generally dedicates one mold to one machine which reduces
         machine   downtime,   and over time it has been able to add molds with
         higher cavity capacity, thus improving yield, gross margins and lead times. Additionally, SEDA's technical staff has improved the automated nature of its machines which reduces the number of employees required to operate them, thus decreasing costs and improving margins. SEDA's in-house scrap recycling program and the resulting savings from reduced scrap and rework exemplifies SEDA's ability to control its costs.

         To further allow it to price competitively, SEDA utilizes a low overhead internal marketing program. Direct selling activities, because of the higher cost-per-sale and personnel requirements, are generally reserved for large established accounts and prospective customers with strong sales potential. By utilizing more economical means of marketing such as telemarketing and distributors, SEDA supports field selling activities by prescreening prospective customers and identifying potential accounts that warrant direct sales calls.

# Focus on Market Opportunities. SEDA's advanced technological design capabilities, manufacturing techniques and industry experience afford it the ability to develop a wide variety of specialty plastic packaging products. SEDA evaluates customer demand in an effort to apply its expertise to introduce selected new
         products  designed  to  meet  consumer  needs   in instances   where
         SEDA's margins are improved or sustained. For example, recognizing that the largest growth in plastic closures is expected to be in the market for tamper-evident closures, SEDA has introduced a line of tamper-evident closures for use in
         pharmaceutical  and   food   and   beverage applications. This
         flexibility extends beyond plastic closures and tubes - SEDA produces and supplies pizza trays and plastic lid supports for pizza boxes for end-user customers. SEDA's market information is based on Industry Study #385, plastic and competitive caps and closures to 1995, dated September 1991.

        PRODUCTS

        Plastic Closures

        SEDA's primary plastic closure product is a plastic screw cap which is fabricated in a wide variety of sizes and is adaptable to glass and metal as well as plastic containers. With specialized liners or inner seals, SEDA's screw caps are also capable of sealing containers to prevent leakage, spoilage and product tampering. For the year ended December 31, 1994, approximately 95% of SEDA's screw caps were manufactured with liners or seals. SEDA offers these closures with diverse choices of styles, in a broad variety of colors and sizes ranging in diameter from 28 millimeters to 110 millimeters.

        SEDA also has a line of tamper-evident caps which include snap-on caps with tear skirts. These products, with broad applications in food, beverage and pharmaceutical packaging, have emerged as an ideal type of tamper-evident closure due to the favorable cost efficiencies and ease of use in packaging processes.

        SEDA also plans to develop a line of plastic child-resistant closures. Mandatory governmental regulations aimed at preventing access by children to potentially dangerous consumer substances have been the major impetus behind a steadily increasing market for child-resistant closures. Currently, these packaging safeguards must be incorporated on all containers holding certain prescription drugs, over-the-counter medicines and toxic household chemicals. Management believes that the demand for such closures should continue to rise due to the expanding use of plastic bottles for toxic household and automotive chemicals and a rising use of pharmaceuticals.

        Flexible Tubes

        SEDA's flexible plastic tubes can be processed in a variety of diameters and lengths and can be fitted with a number of plastic closures, such as flip-top or screw caps. Generally, the capacity of these tubes ranges from
0.5 to 9.5 fluid ounces.

        The finished tubes are printed with the customer's labeling on-site at SEDA's facility. SEDA manufactures its own printing plates pursuant to the customer's design specifications and all requested printing work is done on-site. As a result, design modifications or additions can be quickly and easily made as opposed to subcontracting these changes. This improves lead times and customer relations and provides SEDA with what it believes is a distinct competitive advantage.

        SEDA continually examines new applications for its tube products. For example, SEDA produces a line of co-extruded, multi-layered tubes designed to provide greater product protection and produces barrier capabilities. These tubes are designed to be used in applications such as toothpaste and certain foods and medicinal products. SEDA believes that these tubes may provide additional market opportunities.

        Plastic Bottles

        SEDA entered the plastic bottle market in 1995 with a line of polyethylene terephthalate ("PET") bottles designed for specialty water products. The bottles are produced in 0.5, 1.0 and 1.5 liter sizes.

        Custom Products

        SEDA's technological design capabilities and production techniques are applicable to a wide range of custom plastic products. Current custom products include pizza trays and plastic lid supports for pizza boxes which SEDA manufactures for use by end-user customers.

        SEDA also provides design assistance to customers in connection with the production of their custom products. SEDA's technical specialists work closely with customers in structuring initial production, labeling and delivery specifications for the introduction of new product lines. Management believes this production assistance is an important feature of SEDA's customer support program and helps attract customers seeking custom product manufacturing.

        INDUSTRIES SERVED

        SEDA's flexible tubes and its plastic closures are used to package a wide variety of products, such as personal care items, foods and beverages, household and industrial chemicals and pharmaceuticals. SEDA's flexible tubes, closures and custom products are sold directly through SEDA's in-house sales force and indirectly through distributors. During the year ended December 31, 1994, SEDA sold products through a national distribution network which included over 70 distributors; approximately 80% of closures and 10% of tubes during the same period were sold through distributors. Since SEDA prints nearly all tubes it manufactures, it is able to specifically identify the industry in which the tubes are to be used. However, since closures are not printed and distributors buy closures for a variety of users, SEDA is unable to identify with certainty which industries are served by those distributors.

        Personal Care

        SEDA's closures and tubes are used for personal care products such as shampoos, sunscreens, hair gels and facial scrubs. Demand for plastic containers in the personal care industry is driven by considerations of safety, cost, convenience, product aesthetics and lower weight.

        Food and Beverage

        Uses of SEDA's products in the food and beverage area include products such as ketchup, vegetable oil, water and other food products. As consumers are becoming more reliant on easy-open, easy-handling food containers, use of plastic dispensing closures and flexible containers is expected to increase. Recognizing that the largest growth is expected to be in the market for tamper-evident, tear-away plastic closures for beverages, SEDA currently has under development a family of such products which SEDA expects will contribute to sales growth. SEDA also produces custom plastic products for use in the pizza industry.

        Household and Industrial Chemical

        SEDA's products are used in applications such as detergents, soaps, cleaning preparations and automotive additives. Studies indicate that this segment of SEDA's business has exhibited the most dramatic change-over to plastic containers of all consumer goods segments in recent years as products traditionally packaged in paper boxes, aerosol cans and glass and metal containers are now being sold in plastic containers.

        Pharmaceutical

        SEDA's products are used for such medicinal and pharmaceutical preparations as skin ointments, vitamins, prescription drugs, and medicinal oils and creams. According to industry studies, the demand for plastics in medical packaging is driven in large part by the overall aging of the population. As people become older, they suffer from an increased number of diseases and medical conditions requiring advanced drug therapy, translating into an increased demand for packaging. Based on market data, management believes that plastic closures with tamper evident safeguards will provide the best opportunities in this segment. As a result, SEDA has introduced a family of such closures.

        MANUFACTURING

        The manufacture of plastic closures involves conversion of a plastic raw material (polypropylene or polyethylene) into a closure through an injection molding process. The raw material is heated to the melting point, injected into several cavities within a mold and cooled to become a finished product. Operating efficiencies and costs are affected by the cycle time, the number of cavities within the mold and the product defect rate.

        The manufacture of flexible plastic tubes involves three steps: (i) extrusion, (ii) heading and (iii) custom decoration. Plastic extrusion is the process in which continuous shapes are formed by forcing viscous plastic resin through a die. Plastic resins are heated and pushed through a die by the extruder, which melts and mixes the material. The tube is then cooled and cut to predetermined lengths. The tubes are then "headed," a process where molten plastic is compression molded to the end of the hollow tube. Heading is a complex process and production capacity can be limited by the technical capability of a manufacturer's heading equipment. SEDA has invested in advanced heading machines which are state-of-the-art lines capable of heading 80,000-100,000 two inch tubes per day with a near zero defect rate. The machine was originally designed by Andreas Iseli, SEDA's Vice President of Operations, Tube Division, during the term of his previous employment with Aisa, Switzerland. Mr. Iseli is also responsible for overseeing technical modifications to the extrusion and heading process which SEDA believes substantially improves product quality, uniformity and defect rates.
Management believes that the use of these machines provides it with a distinct advantage over the flexible tube manufacturers utilizing less sophisticated equipment. The final step in the manufacture of flexible tubes is the printing of the customers' labeling which is done on-site at SEDA's facility. SEDA works closely with the customers in the printing process, utilizing its own printing plates to ensure quality and consistency. By performing the entire flexible tube manufacturing process in-house, SEDA can quickly and easily meet the design and manufacturing specifications of its customers.

        The manufacture of PET bottles involves the conversion of a plastic raw material (PET) into a bottle through a combined injection molding and stretch-blow molding process.

        The conversion of raw materials into finished plastic components is a highly capital equipment intensive process. Recognizing that faster production capacity, low scrap rates and lower defect rates are critical to competing in these segments of the plastics industry, SEDA has made substantial investment in state-of-the-art automated machinery. When evaluating the purchase of new machinery, SEDA examines the machines specifications and thereafter provides the manufacturer with a list of design modifications if required. With these adjustments, the machine becomes "custom" in nature and thereby further differentiates SEDA from its competitors. This redesign process is based on knowledge and information gained by SEDA's founders and engineering department from their years of experience in the plastics industry.

        SEDA's manufacturing processes incorporate quality control, testing and engineering procedures to assure compliance with customer requirements. These procedures commence with certification of raw materials and include in-process measurement and control and performance testing of finished products. Product quality is controlled with an on-line testing process coupled with spot checking of finished goods prior to shipment. The production process is carefully scrutinized to determine if technical changes must be made or further capital expenditures are required. In addition, SEDA conducts extensive training of its personnel to ensure that a high level of technical competence is maintained.

        SEDA maintains product liability and errors and omissions insurance against the possibility of defective product claims.

        MARKETING

        SEDA's line of plastic closures and custom products are sold through its sales force consisting of a five person in-house sales staff and indirectly through a network of over 70 distributors located throughout the United States. Plastic tubes are sold directly through its in- house sales force and also through SEDA's 50%-owned subsidiary, Tube Tech, which employs two in-house sales personnel. Mr. Kearsey and SEDA own equal shares of Tube Tech.

        Management expects that over time a higher percentage of SEDA's sales will be made by SEDA's in-house sales force. In 1994, SEDA expanded its in-house sales and marketing organization through the addition of personnel with significant experience in the industry.

        In order to allow SEDA to price competitively, SEDA has utilized a low overhead internal marketing program. Direct selling activities, because of the high cost and extensive manpower requirements, are generally reserved to large established accounts and prospective customers with good sales potential. By utilizing more economical means of marketing such as telemarketing, authorized representatives and distributors, SEDA can support field selling activities by prescreening prospective customers and identifying potential accounts that warrant in-person visits.

        RAW MATERIALS

        The primary raw materials used by SEDA in the manufacture of its products are various plastic resins, primarily polyethylene and polypropylene, and various closure lining materials. Because plastic resins are commodity products, SEDA selects its suppliers primarily on the basis of price. Consequently, SEDA's sources for plastic resins tend to vary from year to year. Substantially all of SEDA's suppliers of plastic resins manufacture their plastic resins in the United States and most of SEDA's suppliers of plastic resins produce the full range of plastic resins used by SEDA. Shortages of plastic resins have, historically, been infrequent.

        The primary plastic resins used by SEDA are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes. Natural gas and crude oil markets have in the past experienced substantially cyclical price fluctuations as well as other market disturbances including shortages of supply, changes in OPEC policy and crises in the oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. SEDA experienced significant price increases for its plastic resins in 1994. Although demand will continue to influence the cost of plastic resins in the future, SEDA has taken steps to protect itself against shortages, to the extent it considers appropriate, through contracted arrangements.

        Although SEDA is not generally bound by fixed price contracts with its customers, it may not always be able to pass through increases in the cost of its raw materials to its customers in the form of price increases. To the extent that increases in the cost of plastic resin cannot be passed on to its customers, such increases may have a material adverse impact on the profitability of SEDA due to decreases in its profit margins.

        SEDA currently purchases the polyethylene used by it in the manufacture of its flexible plastic tubes and PET for its plastic bottles from a limited number of sources. Although SEDA has been able to obtain this material in the ordinary course of its business and while it believes that it can access alternative sources on reasonable notice, any interruption in deliveries of such materials would have a material adverse effect on SEDA's level of sales and its near-term results of operations. Although SEDA currently purchases the majority of the polypropylene used in the manufacture of its closures from a single supplier, it believes it can obtain the material from a large number of alternative suppliers. The delay in shipments of such material would have an adverse effect on SEDA's ability to deliver products until alternative sources are located.

        With respect to caps, SEDA has pursued a program of expanding its scrap resin reprocessing capacity for the recycling of internally generated scrap generated in connection with the production of closures.

        COMPETITION

        Competition in the industries in which SEDA operates is intense. Many of SEDA's competitors are more established and have greater name recognition and marketing resources than SEDA. SEDA believes that competition for plastic closures and tubes is based primarily on lead times, responsiveness, quality, customer service, and price. SEDA believes that it competes favorably with respect to these factors.

        With respect to competition in the plastic closure market, management believes it competes with over 100 firms in the United States. The market is dominated by several large companies, which SEDA believes command over 80% of the market share. With respect to tube sales, the industry is generally characterized by competition from three large companies, American National Can, Tubed Products and Thatcher Tubes, who command over 90% of market share.

        Many of SEDA's competitors have greater financial resources than those available to SEDA and certain competitors spend substantially greater amounts for advertising and promotion. Furthermore, the standard screw top closure market tends to be more price sensitive than the other markets in which SEDA competes. At times in the past SEDA has had to lower prices on these products to retain market share which has had an adverse effect on profit margins for these products. There can be no assurance that such price competition will not recur in the future.

        REGULATION AND ENVIRONMENTAL CONSIDERATIONS

        SEDA is currently not subject to any environmental proceedings. During the year ended December 31, 1994, SEDA did not make any material expenditures for environmental control facilities, nor does it currently anticipate any such future expenditures. Actions by Federal, state and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by SEDA or otherwise adversely affect the demand for its products. At present, environmental laws and regulations do not have a material adverse effect upon the demand for SEDA's products. SEDA is aware, however, that certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products that are among the types of products produced by SEDA. If such prohibitions or restrictions were widely adopted, such regulatory and environmental measures could have a material adverse effect upon SEDA. In addition, a decline in consumer preference for plastic products due to environmental considerations could have a material adverse effect upon SEDA.
In addition, certain of SEDA's operations are subject to Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. While SEDA has not had to make significant capital expenditures for environmental compliance, it cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. SEDA does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

        EMPLOYEES

        As of November 30, 1995, SEDA had approximately 290 employees, of whom 25 were engaged in executive, sales, technical and administrative functions and 265 in production. None of SEDA's employees is represented by a labor union. SEDA has not experienced any work shortages and considers its relations with its employees to be good.

        PROPERTIES

        SEDA currently owns a production, warehouse and distribution center of approximately 300,000 square feet located outside of Los Angeles, California. The property was acquired in April 1994 from a corporation controlled by Shapour Sedaghat, former Chairman of the Board, and his spouse in exchange for an unsecured promissory note in the principal amount of $1.6 million due in June 1995 bearing interest at 6% per annum and SEDA's assumption of the existing $4.7 million five-year note due to a financial institution with monthly payments of $39,033. At the closing of the transaction, which occurred in April 1994, SEDA paid $1 million to the financial institution to reduce the amount outstanding on the note. Prior to this transaction, SEDA leased the facility from the aforementioned company. SEDA believes this facility is sufficient for its current needs. The above referenced $1.6 million note was paid-off in June 1995. The value of the above referenced property was $6.3 million at the time of its acquisition by SEDA.


        LEGAL PROCEEDINGS

        On June 23, 1995, SEDA filed a complaint in the United States District Court for the Southern District of New York against ASC and other defendants in case no. 95-CIV. 4745(LMM) seeking a declaration by the Court that the Merger Agreement be amended with the consent of both Registrant's and ASC's Board of Directors and without the consent of any other parties. While this action was pending, the Court entered a temporary restraining order prohibiting the distribution of the shares and amounts held in escrow. SEDA also sought a preliminary injunction and a recision of the Merger Agreement. The Court subsequently denied SEDA's motion for an injunction prohibiting the release of the shares and amounts held in the escrow on the ground that SEDA had an adequate remedy at law in damages, and on July 5, 1995, the escrowed shares and amounts in escrow were distributed without SEDA's consent or approval and contrary to SEDA's declared and continuing opposition to such disbursement. SEDA takes the position that the release was invalid and illegal because the Merger Agreement had been amended on June 22, 1995 to eliminate the provision in the Merger Agreement which called for an involuntary transfer of the 1,656,127 ASC shares to SEDA if the Merger Agreement were not consummated by July 5, 1995.

        On October 24, 1995, a stipulation was filed with the Court, thereby settling the case and effectuating the consensual purchase of the 1,656,127 ASC shares by SEDA. Case No. 95-CIV 5209 brought in the United States District Court for the Southern District of New York, and Supreme Court for the State of New York, Index No. 120139/95 were also settled by stipulation on this date.

        On January 8, 1996, counsel for SEDA received the following letter from counsel for ASC Managing Partners:

                 "We have reviewed SEDA Forms S-1 and S-4. As stated in my letter to you dated December 29, 1995, please add the language of Paragraph 2 of the October 25, 1995

        Stipulation, which in fact, traces the language of Section 2.04 of the Restated Agreement and Plan of Merger, dated as of January 5, 1995. Paragraph 2 of the Stipulation specifically states:

                 "As required under Section 2.04 of the Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of January 5, 1995 by and between SEDA Specialty Packaging Corp. ("SEDA"), SEDA ASC Acquisition Corp., and American Safety Closure Corp. ("ASC"), SEDA will use its best efforts to have a registration statement for the registration of 82,500 shares of SEDA issued to ASC Managing Partners filed under the Securities Act of 1933 with the Securities and Exchange Commission and declared effective by December 31, 1995, or sooner if feasible."

                 Additionally please state in the S-1 and S-4 that ASC Managing Partners claim that the 82,500 shares should have been registered on or before December 31, 1995 as stated in the Stipulation dated October 25, 1995 and that ASC Managing Partners may seek damages from SEDA due to this delay in registering the 82,500 shares.

        As you now have all of our comments to the S-1 and S-4 please file these documents and have the Securities and Exchange Commission ("SEC") declare ASC Managing Partners' 82,500 shares registered. Additionally, as stated in my December 29, 1995 letter we demand that the registration of the 82,500 SEDA shares be valued on the deadline date of December 31, 1995 (SEDA shares closed at $12.25 per share on December 29, 1995), rather than on some future unknown date of the actual registration. We also demand that interest be paid on the value of the shares from December 31, 1995 until the date that the SEC declares the filing effective, in order to maintain the present value of the shares for our clients. Furthermore, SEDA will be held accountable for all costs and damages resulting from the delay."

        On January 16, 1996, counsel for SEDA received the following letter from counsel for ASC Managing Partners:

                 "In response to your letter dated January 2, 1996 I have conducted research and determined that the amount of time your firm has had to prepare Forms S-1 and S-4 is more than sufficient. SEDA had knowledge of its obligation to prepare Forms S-1 and S-4 for a full year. In Section 2.04 of the Agreement and Plan of Merger, dated January 5, 1995, and again in the Restated Agreement and Plan of Merger, dated April 18, 1995, the parties agreed that SEDA would have the responsibility to "immediately file a [SIC] registration statement ... and shall use its best efforts to have such registration statement declared effective as expeditiously as possible."

                 Contrary to the accusations of your letter, we have used best efforts to help achieve the mutual goal of registering the 82,500 shares and have made several comments regarding the drafts of Forms S-1 and S-4. Please note that our comments are limited solely to information contained in Forms S-1 and S-4 pertaining to ASC Managing Partners ("Managing Partners"). In my letter dated December 29, 1995 and again in my letter dated January 3, 1996, I stated what my client expects to be included Forms S-1 and S-4. I have reviewed the drafts, and as of now, my only comments are the few inclusions I indicated in the above referenced letters.

                 In any event, once again, I expect the following language, tracing the language of the Stipulation and the Agreement and Plan of Merger, to be included in Forms S-1 and S-4:

                 "As required under Section 2.04 of the Restated Agreement and Plan of Merger dated as of January 5, 1995 by and between SEDA Specialty

                 Packaging Corp., SEDA ASC Acquisition Corp., and American Safety Closure, SEDA will use its best efforts to have a registration statement for the registration of 82,500 shares of SEDA Specialty Packaging Corp. issued to ASC Managing Partners filed under the Securities Act of 1933 with the Securities and Exchange Commission and declared effective by December 31, 1995, or sooner if feasible."

                 Additionally, I have indicated in my December 29, 1995 and January 3, 1996 letters that I expect Forms S-1 and S-4 to include that Managing Partners is entitled to receive damages from SEDA due to the delay from December 31, 1995 through the date the registration is filed with the SEC.

                 Furthermore, in order to help alleviate your confusion regarding the demands of my client, I will once again reiterate what is explained in my January 3, 1996 letter. On January 5, 1995 Managing Partners and SEDA entered into an Agreement and Plan of Merger. Pursuant to this Agreement, Managing Partners was to be paid cash and shares of SEDA in exchange for shares of American Safety Closure Corp. Under this January 5, 1995 Agreement it was anticipated that the registered SEDA shares were to be delivered by the Spring of 1995. After Federal Court litigation which resulted from your clients wanton disregard of its contractual obligations, Managing Partners agreed to extend the deadline for the registration of the SEDA shares to on or before December 31, 1995. Managing Partners settled the Federal Court litigation and signed the Stipulation dated October 25, 1995 in reliance on the fact that they would have the SEDA shares registered by December 31, 1995.

                 Managing Partners seeks two elements of damages from SEDA. First, my client demands that the 82,500 shares be valued on the deadline date of December 31, 1995, and again at the future date of actual registration. The price of the SEDA shares is subject to a market risk and in the event SEDA shares drop in value Managing Partners will hold SEDA accountable for the difference in price. If SEDA does not wish to guarantee the price of the 82,500 SEDA shares as of December 31, 1995, my client has advised me that Managing Partners would agree to receive an additional 165 registered SEDA shares for each day after the stipulated deadline date of December 31, 1995 until Forms S-1 and S-4 have been declared effective by the SEC. Secondly, as of December 31, 1995, Managing Partners would have the value of 82,500 SEDA shares. Managing Partners will not have this benefit until the 82,500 SEDA shares are registered. It would certainly be in the Court's discretion to order reimbursement to Managing Partners for the market risk and the loss of interest due to SEDA's breach of the October 25, 1995 Stipulation. Thus, at the very lease, I suspect you will want to share this with your client and not simply disregard the potential loss to SEDA as having "no basis".

                 Once again your client has ignored its contractual obligation. There is a Court Stipulation dated October 25, 1995 that your client has disregarded. When SEDA realized that it could not meet the deadline date to have the 82,500 SEDA shares declared effective by the SEC, SEDA should have renegotiated the Stipulation with Managing Partners. My client has advised me that it will seek Court assistance unless SEDA assures Managing Partners the full contractual benefits of the Stipulation. Not only will Managing Partners seek actual damages but it will seek punitive damages against your client due to SEDA's repeated wanton disregard of its contractual obligations."



                 On May 29, 1996, ASC Managing Partners, obtained an order to Show Cause from the United States District Court, Southern District of New York, case no. 95-CIV. 4745, requiring SEDA to Show Cause why SEDA should not be directed to register the 82,500 shares of SEDA stock which SEDA is required to register sanctioning SEDA in the amount of $100,000 and requiring SEDA to pay ASC Managing Partners attorneys fees. A hearing on this Order to Show Cause is scheduled for June 10, 1996.

MARKET FOR SEDA'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Since October 26, 1993, SEDA's Common Stock has been traded on the Nasdaq National Market under the symbol "SSPC". The following table sets forth the high and low closing sales prices for the Common Stock as reported by the Nasdaq National Market:



         1994                                                                  High        Low
         ----                                                                -------     --------
         First Quarter                                                       $24 3/4     $21
         Second Quarter                                                      $26 7/8     $13 3/4
         Third Quarter                                                       $17 1/4     $10 7/8
         Fourth Quarter                                                      $13         $ 9 55/64

         1995
         ----

         First Quarter                                                       $11 3/4     $ 9 3/8
         Second Quarter                                                      $11 1/4     $ 6 1/2
         Third Quarter                                                       $10 7/8     $ 7 3/8
         Fourth Quarter                                                      $13 1/2     $10 3/16

         1996
         ----

         First Quarter                                                       $17 3/4     $11 5/8



         On January 5, 1995, the last full trading day prior to the first public announcement of the Merger, the last reported closing sales price was $11.25 per share. At May 31, 1996, there were approximately 25 shareholders of record and approximately 800 beneficial shareholders.


         Except for the S Corporation distributions prior to SEDA's initial public offering, described further herein, SEDA has not paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of SEDA is to retain earnings for use in its operations and the expansion of its business.

SELECTED FINANCIAL DATA

         The data set forth below should be read in conjunction with SEDA's Financial Statements and the notes thereto included elsewhere herein.



                                                           Three Months
                                                           Ended March 31,                      Year Ended December 31,
                                                           ---------------    ---------------------------------------------------

 (In thousands, except per share and percentage data)      1996      1995     1995        1994      1993        1992        1991
                                                           ----      ----     ----        ----      ----        ----        ----
                                                             (Unaudited)

 Operating Results:
 Net sales                                                $14,943    $8,363   $41,676    $30,400   $25,298     $17,386     $11,410
 Gross profit                                               4,944     2,499    12,781     11,959    10,550       7,170       4,349
    % of net sales                                           33.1%     29.9%     30.7%      39.3%     41.7%       41.2%       38.1%
 Income from operations                                     2,831     1,360     7,311      7,902     7,640       5,457       2,883
 Interest expense                                             336       281     1,422        987       983         982         867
 Income before income taxes                                 2,521     1,122     6,086      7,108     6,684       4,018       2,030
 Income taxes                                                 933       370     1,951      2,266     1,886         122          38
 Net income                                                 1,588       752     4,135      4,842     4,798       3,896       1,992

 Earnings per common and common equivalent share            $0.30     $0.15     $0.82      $0.94
 Weighted average number of common and common equivalent
 shares                                                     5,218     5,032     5,061      5,147

 Pro forma data (a):
    Pro forma provision for income taxes                                                             2,399       1,607         812
    Pro forma net income                                                                             4,285       2,411       1,218
    Pro forma earnings per common and common
     equivalent share                                                                                $1.20       $0.75       $0.38
    Weighted average number of common and
     common equivalent shares                                                                        3,556       3,202       3,202

 Financial Position:
 Working capital (deficiency)                             $10,616             $11,270    $11,070   $15,780    $(1,812)     $(2,179)
 Property, plant and equipment, net                        42,609              43,342     32,463    19,696      11,807       9,309
 Total assets                                              64,219              65,882     50,759    42,866      16,970      12,898
 Long-term debt and capital leases                         12,258              14,778      9,061     7,098       6,295       4,787
 Total stockholders' equity                                37,581              36,814     32,170    27,080       4,225       2,850


(a) - Prior to October 26, 1993, the effective date of the Company's initial public offering, the Company was exempt from payment of federal income taxes and paid certain state income taxes at a reduced rate as the result of an S Corporation election made by the Company. Pro forma income statement data reflects the estimated income tax expense that would have been recorded had the Company not been exempt from paying taxes under the S Corporation election. As a result of terminating the Company's S Corporation status in October 1993, the Company recorded a one-time non-cash charge of approximately $1.6 million against historical earnings for additional deferred taxes based upon the increase in the effective tax rates from the Company's S Corporation status (2.5%) to C Corporation status (40%).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with SEDA's Financial Statements and the notes thereto included elsewhere herein.

  RESULTS OF OPERATIONS


  SEDA's financial performance in 1995 and the first quarter of 1996 reflects the continued strength of the Company's core business as evidenced by demand for the Company's products from both new and existing customers. The results of operations of American Safety Closure Corp. ("ASC") and its subsidiary have been consolidated with the results of the Company commencing June 22, 1995. On June 22, 1995, SEDA acquired 65% of ASC, bringing its holdings to 68%. Prior to this date SEDA was seeking to abort the transaction via legal action. The acquisition of the remaining minority equity interest in ASC, including 18% of ASC acquired by SEDA after June 22, 1995, was the subject of litigation until October 1995. On a pro forma basis, if the acquisition of approximately 86% of ASC had occurred on January 1, 1995 and the results of ASC had been consolidated with SEDA for all of 1995, net sales, net income and earnings per share would have approximated $45.7 million, $4.0 million and $0.78, respectively. Refer to
Note 3 to the consolidated financial statements appearing elsewhere in this Registration Statement for further information regarding the acquisition and the pro forma data.

  As a result of the acquisition, the Company saw a significant increase in sales volume in the last six months of 1995 and in the first quarter of 1996. The acquisition of ASC also broadened the Company's family of products for both containers and closures. The Company's line of plastic containers was expanded in 1995 to include single- and double-wall plastic jars, plastic vials and polyethylene terephthalate ("PET") bottles in addition to the Company's flexible plastic tubes. The Company's line of plastic closures now includes more styles and sizes of stock and tamper-evident closures as well as a number of specialty closures. Additional custom products were also added to the Company's operations. The following is a percentage analysis of operating results for the periods indicated:



                                                    Three Months Ended
                                                        March 31,           Year Ended December 31,
                                                    ------------------     --------------------------
                                                    1996        1995       1995       1994       1993
                                                    ----        ----       ----       ----       ----
 Plastic containers                                  61.2%       59.3%      60.6%      62.1%      60.0%
 Plastic closures and custom products                38.8        40.7       39.4       37.9       40.0
                                                    -----       -----      -----      -----      -----
 Net sales                                          100.0       100.0      100.0      100.0      100.0
 Cost of sales                                       66.9        70.1       69.3       60.7       58.3
                                                    -----       -----      -----      -----      -----
 Gross profit                                        33.1        29.9       30.7       39.3       41.7
 Selling expenses                                     6.6         7.4        6.4        7.1        6.5
 General and administrative expenses                  7.6         6.2        6.7        6.2        5.0
                                                    -----       -----      -----      -----      -----
 Income from operations                              18.9        16.3       17.6       26.0       30.2
 Interest expense                                     2.2         3.4        3.5        3.2        3.9
 Interest income                                     (0.2)       (0.5)      (0.4)      (0.9)      (0.2)
 Other (income) expense                                --          --       (0.1)       0.3        0.1
                                                    -----       -----      -----      -----      -----
 Income before income taxes                          16.9        13.4       14.6       23.4       26.4

 Provision for income taxes (pro forma in 1993)       6.3         4.4        4.7        7.5        9.5
                                                    -----       -----      -----      -----      -----
 Net income (pro forma in 1993)                      10.6%        9.0%       9.9%      15.9%      16.9%
                                                    =====       =====      =====      =====      =====



  1995 COMPARED TO 1994

  Net sales for the year ended December 31, 1995 increased 37% to $41.7 million compared to $30.4 million for 1994. Approximately 44% of the 1995 increase in net sales was a result of the ASC acquisition. The remaining increases were largely due to increased demand from existing customers and an expanding customer base. Sales of containers increased 34% from $18.9 million in 1994 to $25.3 million in 1995 and sales of closures and custom products increased 43% from $11.5 million in 1994 to $16.4 million in 1995. Container and closure unit volumes increased approximately 46% and 37%, respectively from 1994 to 1995. Changes in per-unit prices for 1995 as compared to 1994 were largely a result of changes in product mix with the addition of ASC products and a higher percentage of tubes sold with customer requested third-party dispensing closures.

  Gross profit for 1995 increased 7% to $12.8 million from $12.0 million for 1994. As a percentage of net sales, gross profit decreased to 30.7% for 1995 from 39.3% in 1994. This change in gross margin percentages resulted primarily from higher material costs (approximately 4.3%), including higher resin prices and a higher percentage of third-party dispensing closures on tubes sold, increased costs associated with greater production capacity and the start-up of a new PET bottle manufacturing operation (approximately 2.2%), and the consolidation of ASC which produced products with lower gross margins than the other operations of the Company (approximately 1.2%). The Company is exploring opportunities to manufacture a portion of its future dispensing closure requirements.

  Selling expenses increased 24% in 1995 to $2.7 million from $2.2 million in 1994, and as a percentage of net sales, selling expenses decreased to 6.4% for 1995 from 7.1% the prior year. The changes were due primarily to the inclusion of ASC selling expenses and increased salaries and other expenses associated with additional personnel, partially offset by lower commission expenses.

  General and administrative expenses for the year ended December 31, 1995 increased 48% to $2.8 million from $1.9 million for 1994. As a percentage of net sales, general and administrative expenses increased to 6.7% from 6.2% for 1994. The addition of ASC administrative expenses, higher salaries, insurance and bad debt expenses were partially offset by lower professional fees for legal and accounting services required in 1994 related to the Company's new status as a publicly held corporation, which required more expenditures for legal and accounting services. In 1995 the Company developed the experience to handle some of these needs in-house.

  Interest expense in 1995 increased to $1.4 million as compared to $1.0 million for the comparable period of 1994 as a result of the addition of ASC interest-bearing debt as well as borrowing related to the Company's new bottle operation and its investment in ASC. Interest income in 1995 decreased from 1994 because of lower cash and cash equivalents on hand throughout the year.

  The Company's effective tax rate was relatively unchanged at 32.1% in 1995 compared to 31.9% in 1994, with both years reflecting state income tax credits related to the Company's location in a designated Revitalization Zone.

  1994 COMPARED TO 1993

  Net sales for the year ended December 31, 1994 increased 20% to $30.4 million compared to $25.3 million for 1993. Sales of containers increased 24% from $15.2 million in 1993 to $18.9 million in 1994 and sales of closures and custom products increased 14% from $10.1 million in 1993 to $11.5 million in 1994. Container and closure unit volumes increased approximately 8% and 13%, respectively from 1993 to 1994. These increases were largely due to increases in production capacity to accommodate a larger customer base and increased demand from existing customers. Changes in per-unit prices for 1994 as compared to 1993 were largely a result of changes in product mix and a higher percentage of tubes sold with customer-requested third-party dispensing closures.

  Gross profit for 1994 increased 13% to $12.0 million from $10.5 million for 1993. As a percentage of net sales, gross profit decreased to 39.3% for 1994 from 41.7% in 1993. This change in gross margin percentages resulted primarily from higher material costs, including a higher percentage of third-party dispensing closures on tubes sold, and increased costs associated with greater production capacity.

  Selling expenses increased 31% in 1994 to $2.2 million from $1.7 million in 1993, and as a percentage of net sales, selling expenses increased to 7. 1% for 1994 from 6.5% the prior year as a result of an expanded direct sales force and other increases related to the growth in sales.

  General and administrative expenses for the year ended December 31, 1994 increased 50% to $1.9 million from $1.3 million for 1993. As a percentage of net sales, general and administrative expenses increased to 6.2% from 5.0% for 1993. The increases were primarily due to additional expenses related to the Company's status as a publicly-held corporation, such as professional fees, shareholder communication expenses and directors fees. Increases in salaries and wages were largely offset by lower bad debt expenses.

  Interest expense in 1994 was substantially unchanged from 1993. Lower interest rates on short-term and longterm borrowings resulting from the Company's new credit facilities and the refinancing of certain higher-rate debt offset the interest on borrowing for the Company's new facility. Interest income in 1994 increased from 1993 because of higher cash and cash equivalents on hand throughout the year.

  The Company's effective tax rate decreased to 31.9% in 1994 from a pro forma rate of 35.9% in 1993, reflecting increased state income tax credits related to the Company's relocation in 1993 to its new facility, which is located in a designated Revitalization Zone.



THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO 1995

  Net sales for the three months ended March 31, 1996 increased approximately 79% to $14.9 million compared to $8.4 million for the three months ended March 31, 1995. This increase resulted from an 84% increase in sales of containers and a 71% increase in sales of closures and custom products. Approximately 42% of the increase in net sales was a result of the Company's acquisition of a majority interest in American Safety Closure Corp. ("ASC") in mid 1995. The remaining increases were largely due to increased demand from existing customers and an expanding customer base. The increase in net sales was primarily a result of increased quantities of products sold, a greater percentage of tubes with dispensing closures, and higher average container prices resulting from a change in product mix.

  Gross profit for the three months ended March 31, 1996 increased approximately 98% to $4.9 million from $2.5 million in the comparable period of 1995. As a percentage of net sales, gross profit increased to 33.1% for the three months ended March 31, 1996, from 29.9% in the comparable period of the prior year. The improvement in gross margin percentage was caused primarily by lower raw material costs (approximately 4%), a favorable change in product mix reflecting a greater percentage of higher margin products (approximately 3%), and improved manufacturing economies related to higher production levels (approximately 2%), partially offset by a higher percentage of third party dispensing closures on tubes sold (approximately 3%) and the consolidation of ASC which produced products with lower gross margins than the other operations of the Company (approximately 3%).

  Selling expenses for the three months ended March 31, 1996 increased 59% to $981,000 compared to $618,000 for the comparable period of the prior year. As a percentage of net sales, selling expenses decreased to 6.6% for the three months ended March 31, 1996 from 7.4% for the corresponding period of 1995. The changes were due primarily to the inclusion of ASC selling expenses and higher freight costs.

  General and administrative expenses for the three months ended March 31, 1996 increased to $1,132,000 from $521,000 for the three months ended March 31, 1995. As a percentage of sales, general and administrative expenses increased to 7.6% for the three months ended March 31, 1996 from 6.2% for the same period in 1995. The addition of ASC administrative expenses, higher salaries, higher bad debt expenses and higher professional fees related to investment banking services were the primary reasons for the increase in 1996.

  Interest expense for the three months ended March 31, 1996 increased to $336,000 as compared to $281,000 in the same period in 1995, primarily as a result of the addition of ASC interest bearing debt. Other income is primarily interest income on short-term investments.

  The higher effective tax rate for the first quarter of 1996 of 37.0% as compared to 33.0% for the comparable period of 1995 reflects a reduction in the estimated state income tax credits related to the Company's location in a designated revitalization zone.



  LIQUIDITY AND CAPITAL RESOURCES

  The Company has experienced rapid growth throughout its history, which has required substantial capital expenditures for manufacturing equipment and the corresponding financing of that equipment through the use of bank lines of credit, five-year notes payable to finance companies and capital leases. Cash generated by operations together with bank lines of credit have satisfied the short-term liquidity requirements of the Company over the past three years.
The Company's short-term needs have included the financing of growth in receivables and inventory and, while it maintained S Corporation status, the funding of distributions to shareholders. Long-term requirements have been satisfied by cash from operations, five-year notes and capital leases. The Company's initial public stock offering in 1993 enhanced its ability to meet both short-term and long-term liquidity requirements. The Company believes that cash generated by operations, supplemented as necessary with funds expected to be available under the Company's credit agreement, will provide sufficient resources to meet present and reasonably foreseeable working capital requirements, debt service and other cash needs throughout the term of its credit agreement.

  The Company has a revolving line of credit agreement with a bank, expiring June 30, 1997, under which it may borrow up to $7.0 million to fulfill working capital requirements. Amounts drawn under the line are secured by all of the Company's assets, except certain property, plant and equipment where the bank's security interest is subordinated to the holder of the related equipment notes payable. The interest rate on this line is at the bank's prime rate or, at the Company's option, 1.2% above LIBOR for a specified period. The credit line requires the Company to comply with financial covenants regarding minimum levels of tangible net worth (which limits the payment of dividends), working capital and net income and certain financial ratios. The Company is currently in compliance with such covenants.

  Working capital increased to $11.3 million at December 31, 1995, from $11.1 million at the end of 1994. As of December 31, 1995 the Company had cash and cash equivalents of $3.5 million. Accounts receivable and inventories increased 68% and 86%, respectively, from the December 31, 1994 levels because of the growth in the Company's business, the addition of receivables and inventories from ASC and, in the case of inventories, the start-up of PET bottle manufacturing operations.

  Operating activities generated cash flows of $7.1 million in 1995 compared to $3.5 million and $6.3 million in 1994 and 1993, respectively. The decrease in 1994 from 1993 was due to the reduction in accounts payable and accrued liabilities in 1994 caused by the timing of capital expenditures. The increase from 1994 to 1995 related primarily to the growth in earnings before depreciation and increases in accounts payable and accrued liabilities from 1994 to 1995.

  Principal investing activities over the past three years have been capital expenditures for new PET bottle manufacturing equipment, new tube extrusion and heading lines, new tube printing equipment, new injection molding equipment and improvements to the Company's facility. Total capital expenditures were $7.6 million, $8.7 million and $8.5 million in 1995, 1994 and 1993, respectively.
In addition, $831,000 of machinery and equipment was added in 1993 through a capital lease agreement. The Company's net investment in the acquisition of a majority interest in ASC in 1995 required a cash investment of $3.4 million, from available cash reserves, and 82,500 shares of the Company's common stock. An additional investment will be made in 1996 to acquire the remaining minority interest in ASC.

  In April 1994, the Company acquired its current facility through financing agreements aggregating $6.3 million, from a related party, as contemplated in a September 1993 agreement. The financing agreements included an unsecured promissory note in the principal amount of $1.6 million, which was repaid in June 1995, and the assumption of an existing five-year note payable to a financial institution with a principal balance of approximately

$4.7 million, bearing interest at 8.5% per annum. At the closing of the transaction, the Company paid $1 million to the financial institution to reduce the amount outstanding on the five-year note to $3.7 million. The note is payable in monthly installments of $39,000, including interest, plus a one time payment of approximately $3.1 million in December 1997.

  Financing activities provided $1.9 million in 1995 as proceeds from new long-term debt were only partially offset by debt principal payments. Such activities consumed $3.8 million in 1994 as a result of debt principal payments in excess of borrowing. Financing activities provided $16.5 million in 1993 as the net proceeds from the public offering were partially offset by repayments of both lines of credit and principal on long-term debt and by S Corporation distributions to shareholders.


  Cash provided by operations for the three months ended March 31, 1996 was $2.9 million as compared to $1.3 million for the same period of 1995, reflecting the higher net income in the first quarter of 1996. Cash used for the acquisition of machinery and equipment was $0.5 million in the first three months of 1996 compared to $2.6 million for the same period of 1995. Cash used in the first three months of 1996 related to the acquisition of ASC was only $0.1 million compared to $3.3 million in the first three months of 1995. Cash used in financing activities during the three months ended March 31, 1996 was $3.4 million as compared to $3.5 million cash provided by financing activities in the first three months of 1995, due to new long-term debt of $4.0 million in 1995 versus the repayment of $1.5 million on the Company's line of credit and the purchase of treasury stock in the first three months of 1996.

DIRECTORS AND EXECUTIVE OFFICERS

At December 31, 1995, the directors and executive officers of SEDA and their ages were as follows:

Name                                       Age     Position
- ----                                       ---     --------
Shahrokh "Shawn" Sedaghat                  30      Chief Executive Officer, Chairman of the Board, President and a Director
Ronald W. Johnson                          47      Vice President of Finance, Chief Financial Officer, Secretary and a Director
Edward F. Csaszar                          44      Vice President of Sales and Marketing
Edward S. Dombroski                        52      Vice President and General Manager
Dennis Camara                              40      Vice President of Operations, Injection Molding
Andreas Iseli                              37      Vice President of Operations, Tube Division
Dann V. Angeloff(1)                        59      Director
Alfred E. Osborne, Jr., Ph.D.(2)           51      Director
Robert H. King                             74      Director

___________________________

(1)      Chairman of the Compensation Committee and Member of the Audit
         Committee
(2)      Chairman of the Audit Committee and Member of the Compensation
         Committee

         SHAHROKH "SHAWN" SEDAGHAT was elected Chief Executive Officer and Chairman of the Board of SEDA in February 1995, and has served as President of SEDA since November 1992. From March 1985 to November 1992, Mr. Sedaghat held various positions with SEDA including machine operator, assembly supervisor, molding supervisor, quality control manager and general manager.

         RONALD W. JOHNSON has been Vice President of Finance and Chief Financial Officer of SEDA since November 1992. From July 1983 until joining SEDA, he was employed by McDonnell Douglas Information Systems Company in various executive positions with various subsidiaries and divisions of such company, including Vice President of Finance and Administration of McDonnell Douglas Computer Systems Company, Vice President of Financial Planning and Analysis of McDonnell Douglas Information Systems Group and Vice President of Finance and Chief Financial Officer of Microdata Corporation. From 1978 to 1983 he was Corporate Controller and Chief Accounting Officer of Electronic Memories and Magnetics Corporation, and from 1972 to 1978 he was employed by Price Waterhouse LLP. Mr. Johnson is a Certified Public Accountant.

         EDWARD F. CSASZAR became Vice President of Sales and Marketing of SEDA in August 1993. Mr. Csaszar has served as President of General Kap Corporation, a company involved in the development and licensing of proprietary closures, since February 1986. From June 1988 to August 1993, he was the owner of Co-Pak Group, a manufacturer's representative for plastics manufacturers to the packaging industry.

         EDWARD S. DOMBROSKI has been Vice President and General Manager of SEDA since October of 1994. From April 1993 to October 1994, he was SEDA's Vice President of Quality and Graphic Arts. He joined SEDA in March 1992 as a manufacturing manager. Prior to joining SEDA he was employed by Peerless Tube Co. since 1970 where he worked as a plant manager until 1992 when he became Director of Manufacturing.

         DENNIS CAMARA has been Vice President of Operations, Injection Molding of SEDA since May 1993. Prior to that, he was Plant Manager of the Closure Division from May 1991 to May 1993. Prior to joining SEDA, Mr. Camara was employed by Witco Corporations (Plastics) from 1989 to 1991 as Production Manager where he directed activities of the manufacturing department. From 1986 to 1989 he was employed by Newport Plastics, Inc. as a plant manager.
From 1976 to 1986, Mr. Camara was employed by JSN Industries as a Vice President of Manufacturing.

         ANDREAS ISELI has been Vice President of Operations, Tube Division of SEDA since March 1993. Prior to that time, Mr. Iseli was SEDA's Plant Manager, Tube Division from February 1990 to March 1993. Prior to joining SEDA, Mr. Iseli was employed by Aisa, Switzerland, a packaging machinery manufacturer, as Assistant Department Manager in Engineering from July 1987 to February 1990.

         DANN V. ANGELOFF became a director of SEDA in September 1993. Since 1976 Mr. Angeloff has been the President of The Angeloff Company, a corporate financial advisory firm. Mr. Angeloff serves on the Board of Directors of Compensation Resource Group, Datametrics Corporation, Nicholas/Applegate Growth Equity Fund, Ready Pac Produce, Inc., Royce Medical Company, Storage Equities, Inc. and Storage Properties, Inc. Mr. Angeloff is a former Trustee of the University of Southern California and is a University Counselor to the President of the University of Southern California.

         ALFRED E. OSBORNE, JR., PH.D. became a director of SEDA in November 1993. He currently serves as Associate Professor of Business Economics and as the Director of the Entrepreneurial Studies Center in the Anderson School at UCLA, where he has held several management and teaching positions since 1972. Dr. Osborne currently serves on the Board of Directors of First Interstate Bank of California, Greyhound Lines, Inc., Nordstrom, Inc., ReadiCare, Inc., The Times Mirror Company and United States Filter Corporation. He has authored numerous articles, reports and other publications with respect to capital market issues confronting small and growing enterprises and is a member of the Council of Economic Advisors for California.

         ROBERT H. KING became a director of SEDA in February 1995. Mr. King has served as President of Consumer Marketing Services, Inc., a consumer product marketing company, since 1984. From 1978 to 1984, he served as Chairman, President, Chief Executive Officer and Chief Operating Officer of World Book, Inc., a publisher of reference books. From 1968 to 1978, he served as President of Time-Life Libraries, Inc., a publishing subsidiary of Time-Life, Inc.

         All directors hold office until the next annual meeting of shareholders or until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

         DIRECTORS' COMPENSATION

         Outside directors are entitled to: (i) an annual payment of $10,000, payable in equal quarterly installments of $2,500, (ii) $750 per meeting of the Board of Directors or any committee thereof that is attended in person, (iii) $500 per attended telephonic Board meeting, and (iv) $750 per Committee meeting for serving as a Committee Chairperson.

         In addition, each new outside Board member is entitled to stock options exercisable for 15,000 shares at a per share price equal to the market price of SEDA's Common Stock on the date such person becomes a member of the Board vesting at the rate of 25% a year. For each year after the first year, an outside director would be granted a minimum of additional options for 5,000 shares per year at the then-market price on the date of grant. SEDA may change this policy in the future. In October 1994, SEDA issued Dann V. Angeloff and Alfred E. Osborne, Jr., Ph.D. stock options for 5,000 shares at a per share exercise price of $12.50. In February 1995, SEDA issued each of Dann V. Angeloff, Alfred E. Osborne, Jr. and Robert H. King stock options for 15,000 shares at a per share exercise price of $11.1875.

EXECUTIVE COMPENSATION

         The following table sets forth certain summary information regarding compensation paid by the Company for services rendered during the fiscal years ended December 31, 1995, 1994 and 1993 to the Company's Chief Executive Officer and its most highly paid executive officers other than the Chief Executive Officer whose compensation exceeded $100,000 (the "Named Executive Officers").

                                                  SUMMARY COMPENSATION TABLE

                                           Annual Compensation                        Long-Term Compensation Awards
                                           -------------------                        -----------------------------

                                                                                       Restricted        Securities
                                                                     Other Annual        Stock           Underlying
 Name and Principal            Year       Salary         Bonus       Compensation        Awards           Options
 ------------------            ----       ------         -----       ------------        ------           -------
 Position
 --------
 Shapour Sedaghat              1995      $66,692(2)       $60,000      $11,186(1)                --                 --
   Former Chief Executive      1994      203,333               --       13,045(1)                --                 --
   Officer                     1993      209,511               --       17,100(1)                --                 --

 Shawn Sedaghat                1995      300,150(3)        60,000       17,796(1)                --            250,000
   Chairman, President and     1994      193,167               --       11,550(1)                --             60,000
   Chief Executive Officer     1993      190,000               --       13,500(1)                --            250,000

 Edward F. Csaszar             1995      174,821            5,000       10,256(1)                --             15,000
   Vice President of Sales     1994      150,123               --        9,600(1)                --              2,000
   and Marketing               1993       54,808(4)            --        3,200(1)                --             15,000

 Ronald W. Johnson             1995      100,259           30,000        7,093(1)                --             15,000
   Vice President of           1994      100,415               --        1,200(1)                --              5,000
   Finance, Chief Financial    1993      100,000               --              --                --             15,000
   Officer and Secretary

 Edward S. Dombroski           1995       98,153            5,000        6,155(1)                --             15,000
   Vice President and          1994       86,634               --        5,152(1)                --              5,000
   General Manager             1993       75,385               --        5,105(1)                --              6,000
- --------------------

(1) Primarily represents automobile expenses or allowances paid by the Company.
(2) Effective February 28, 1995, Shapour Sedaghat retired as Chairman of the Board Chief Executive Officer of the Company. Subsequent to his retirement Mr. Sedaghat provided consulting services to the Company and was paid $70,000 for consulting fees in 1995.
(3) Shawn Sedaghat was elected Chairman of the Board and Chief Executive Officer effective February 28, 1995. He also retained the title of President.
(4) Mr. Csaszar joined the Company in August 1993 at an annual salary of $150,000, plus annual increases which are subject to adjustments. For further information see "--Employment Agreements".

OPTION GRANTS, EXERCISES AND YEAR END VALUES

         The following stock options were granted by the Company to the Named Executive Officers during the fiscal year ended December 31, 1995.

              OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1995



                                                                                                 Potential Realizable
                                          Percent of                                           Value at Assumed Annual
                           Number of         Total                                                  Rates of Stock
                           Securities       Options                                             Price Appreciation for
                           Underlying     Granted to     Exercise or                               Option Term (1)
                            Options      Employees in     Base Price       Expiration              ---------------
                           Granted(2)     Fiscal Year     Per Share           Date             5%             10%
                           ----------     -----------     ---------           ----             --             ---
 Shapour Sedaghat                   --        --         --                    --                    --             --
 Shawn Sedaghat                 70,000       18.6%       $11.96           February 22,         $231,303       $511,119
                               180,000       47.7%       $12.31               2000             $612,185     $1,352,768
                                                                          February 27,
                                                                              2000

 Edward F. Csaszar              15,000       4.0%        $11.1875         February 27,          $46,363       $102,451
                                                                              2000

 Ronald W. Johnson              15,000       4.0%        $11.1875         February 27,          $46,363       $102,451
                                                                              2000
 Edward S. Dombroski            15,000       4.0%        $11.1875         February 27,          $46.363       $102,451
                                                                              2000
- --------------------

(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% annual rates of stock appreciation prescribed by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Company's stock price. No gain to the optionees is possible without an increase in the price of the Company's stock, which will benefit all shareholders commensurately.
(2)      For a description of the terms of such options, see "Stock Option
         Plan".

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES




                                                                       Securities              Value of
                                                                       Underlying            Unexercised
                                                                       Unexercised           In-the-Money
                                                                       Options at             Options at
                            Number of                               December 31, 1995     December 31, 1995
                             Shares                                 -----------------     -----------------
                            Acquired              Value               Exercisable/           Exercisable/
                           On Exercise           Realized           Unexercisable(1)       Unexercisable(2)
                           -----------           --------           ----------------       ----------------

Shapour Sedaghat               --                   --                     --                     --
Shawn Sedaghat                  0                   --                  545,000/0           $598,875 / $0

Edward F. Csaszar               0                   --               19,750 / 12,250      $10,078 / $13,359

Ronald W. Johnson               0                   --               17,500 / 17,500       $8,672 / $14,766
Edward S. Dombroski             0                   --               10,750 / 15,250       $6,141 / $13,359

- -----------------
(1)      For a description of the terms of such options, see "Stock Option
         Plan".
(2) Based on a price per share of $12.375, which was the price of a share of Common Stock as quoted on the Nasdaq Stock Market at the close of business on December 29, 1995.

STOCK OPTION PLAN

         A total of 1,000,000 shares of the Company's Common Stock has been reserved for issuance under the Company's 1993 Incentive Stock Option Plan and Nonstatutory Option Plan, as amended (the "Option Plan"), which expires by its own terms in 2003. A total of 791,500 options were outstanding at December 31, 1995, 774,500 of which had been granted to executive officers and directors of the Company. The total options outstanding at December 31, 1995 are exercisable at the following prices:


                                  Price                       Shares                    Price                       Shares
                                  -----                       ------                    -----                       ------
                               $10.00                        237,000                    $12.31                     180,000

                               11.1875                       125,000                    12.50                       36,000

                               11.96                          70,000                    13.75                       60,000

                               12.00                          68,500                    14.00                       15,000


         The Option Plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options to employees, officers, directors and consultants of the Company. Incentive stock options may be granted only to employees. The Option Plan is administered by a committee appointed by the Board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option, and the option's exercisability.

         The exercise price of all options granted under the Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Option Plan is ten years. With respect to any participant who owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any option must be at least equal to 110% of the fair market value on the date of grant.

EMPLOYMENT AGREEMENTS

         Effective June 1, 1993, Shapour Sedaghat, SEDA's former Chairman and Chief Executive Officer, entered into a three-year employment agreement at an annual salary of $200,000 subject to adjustment for inflation, plus an annual bonus in an amount to be determined by the Board of Directors, but in no event to exceed 100% of his base salary. Mr. Sedaghat resigned as Chairman and Chief Executive Officer, and the employment agreement was terminated, in February 1995.

         Effective June 1, 1993, Shawn Sedaghat entered into a three-year employment agreement at an annual salary of $190,000 subject to adjustment for inflation, plus an annual bonus in an amount to be determined by the Board of Directors, but in no event to exceed 100% of his base salary. In February 1995, Mr. Sedaghat was elected as Chairman and Chief Executive Officer of SEDA, and his employment agreement was amended, effective January 1, 1995, to increase his annual salary to $300,000.

         Effective June 1, 1993, Ronald W. Johnson entered into a three-year employment agreement at an annual salary of $100,000 subject to adjustment for inflation, plus an annual bonus in an amount to be determined by the Board of Directors, but in no event to exceed 50% of his base salary.

         Under each of the aforementioned employment agreements, SEDA is required to pay compensation to each respective employee following termination as follows: (i) with cause: SEDA shall only be obligated to pay salary through the date on which termination occurs or (ii) without cause: SEDA is required to pay the base salary owed through the term of the agreement plus a bonus equal to at least what was paid in the previous period, not to exceed 100% of the then-current salary.

         Effective August 16, 1993, SEDA entered into a three-year employment agreement with Edward F. Csaszar at an annual salary of $150,000, with subsequent annual increases equal to 0.5% of the increase in SEDA's annual sales for the prior 12-month period as compared to the corresponding period one year earlier, provided that such annual increase may not exceed 50% of the previous year's salary. In addition, SEDA has agreed to pay certain costs on behalf of Mr. Csaszar in an amount not to exceed approximately $2,250.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         SEDA's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by Delaware law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

         SEDA's Bylaws provide that SEDA shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. SEDA has also entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The agreements may require SEDA, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

CERTAIN RELATIONSHIPS AND CERTAIN TRANSACTIONS

         2501 West Rosecrans, Inc. is 100% owned by Shapour and Pamela Sedaghat. On April 20, 1994, SEDA acquired from 2501 West Rosecrans, Inc. the building and real estate comprising its manufacturing facilities and corporate headquarters, at a cost of approximately $6.3 million, which approximated fair market value, in exchange for a promissory note in the principal amount of $1.6 million paid in June 1995 bearing interest at 6% per annum and SEDA's assumption of the existing five-year note due to a financial institution in the principal amount of approximately $4.7 million bearing interest at 8.5% per annum. At the closing of the transaction, SEDA paid $1 million to the financial institution to reduce the amount outstanding on the five-year note. Prior to this transaction, SEDA leased the facility from 2501 West Rosecrans, Inc. Total rent paid by SEDA, prior to the closing of this transaction, to 2501 West Rosecrans, Inc. in 1994 was $219,000.

         Tube Tech Corporation of Delaware (Tube Tech) was 50% owned by Shapour Sedaghat until SEDA acquired his 50% interest in July 1993 for $90,000. Tube Tech became an exclusive sales representative of SEDA in 1992 for selected plastic tube products customers. Total commissions paid by SEDA to Tube Tech for the year ended December 31, 1995, was $294,000. SEDA's investment in Tube Tech is accounted for using the equity method of accounting for investments. Mr. Kearsey and SEDA own equal shares of Tube Tech.

         Pacific Atlantic Brokerage, a corporation majority owned by Shawn Sedaghat, provides freight forwarding services to SEDA. The cost of these services provided by Pacific Atlantic Brokerage to SEDA and charged to operations amounted to $911,000 in 1995. SEDA's Audit Committee annually reviews the freight forwarding services and terms under which those services are provided to SEDA by Pacific Atlantic. To the extent that such freight forwarding services are not competitive in terms of price and otherwise with those that could be obtained from independent sources, the Committee would consider modifying the relationship accordingly or associating with another freight forwarding company.

         As of December 31, 1995, in the aggregate SEDA owed $136,000 to these related parties. SEDA believes that the terms of the transactions referenced in the previous paragraphs of this section were on terms as favorable to SEDA as would have been received in transactions negotiated at arms-length.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 22, 1996 by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each current director of the Company, (iii) each of the Named Executive Officers and (iv) all current directors and executive officers as a group.



                                                 Shares
                                               Beneficially        Percent
Name and Address(1)                              Owned(2)           Owned
- ----------------                               ------------        -------
Shapour and Pamela Sedaghat,                   2,185,967            42.9%
  as joint tenants
Shawn Sedaghat(3)                              1,609,133            28.5%
Edward F. Csaszar(4)                              31,500              *
Ronald W. Johnson(5)                              21,250              *
Dann V. Angeloff(6)                               31,250              *
Alfred E. Osborne, Jr.(6)                         27,250              *
Robert H. King(5)                                  7,500              *

All Directors and Executive
  Officers as a Group (9 persons)(7)           1,776,508            30.7%

_____________________

 *Less than one percent.

(1) Each of such persons may be reached through the Company at 2501 West Rosecrans Boulevard, Los Angeles, California 90059.
(2) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person, subject to applicable community property laws.

(3) Includes 545,000 shares issuable pursuant to stock options exercisable within 60 days of May 22, 1996.
(4) Includes 23,500 shares issuable pursuant to stock options exercisable within 60 days of May 22, 1996.
(5) Represents shares issuable pursuant to stock options exercisable within 60 days of May 22, 1996.
(6) Includes 21,250 shares issuable pursuant to stock options exercisable within 60 days of May 22, 1996.
(7) Includes 683,375 shares issuable pursuant to stock options exercisable within 60 days of May 22, 1996.

                         AMERICAN SAFETY CLOSURE CORP.

CERTAIN INFORMATION REGARDING VOTE ON MERGER

         The following information should be read in conjunction with the section "Special Meeting" appearing at page 2 above:

         (a) Number of ASC Shares Outstanding. As of March 1, 1996, there were 9,256,000 shares of ASC Common Stock outstanding, including shares issuable upon exercise of 30,000 Warrants. All of such shares are entitled to be voted at the Special Meeting. Each share is entitled to one vote per share.


         (b) Record Dates. Only stockholders of record of ASC at the close of business on June 18, 1996, will be entitled to receive notice of, and to vote at the special meeting.


         (c) Beneficial Ownership. The following table sets forth certain information regarding the beneficial ownership of the common stock of ASC as of March 1, 1996 by (i) each person known by ASC to be the beneficial owner of more than 5% of ASC's Common Stock, (ii) each current director of ASC, (iii) ASC's Chief Executive Officer and the four most highly paid executive officers whose total annual salary and bonus exceeded $100,000 per year, during the last completed fiscal year and up to two additional executive officers whose compensation exceeded $100,000 but were not executive officers at the end of ASC's last fiscal year, and (iv) each of ASC's current executive officers and directors as a group. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                 Name(1) and Address               Shares Beneficially Owned         Percentage Owned (%)
                 -------------------               -------------------------         --------------------
                 Shawn Sedaghat,(2)                         -0-                      -0-
                 Chief Executive Officer,
                 Chairman

                 Eugene Biernaski,(2)                       55,000                   *
                 Former Director, Former Chief
                 Financial Officer, Former Secretary

                 Edward F. Csaszar,(2)                         -0-                   -0-
                 Director

                 Donald J. Robinson,(2)                     57,500                   *
                 Director

                 Earl McCurdy,(2)                              -0-                   -0-
                 Director

                 Kevin Kearsy,(2)                              -0-                   -0-
                 Director

                 Clarence Rohrer,(2)                        83,570                   *
                 Director

                 Daniel E. Wieneke,(2)                         -0-                   -0-
                 President

                 SEDA Specialty                             8,289,377(3)             89.5
                 Packaging Corp.
                 2501 Rosecrans Blvd.
                 Los Angeles, CA  90059

                 All officers and directors                   196,070
                 as a group (Consisting of
                 10 persons)

                 TOTAL                                      9,256,000                100%
- ----------------

(1) Except as otherwise indicated, the beneficial owners listed here have sole voting and investment power, subject to community property laws where applicable, as to all of the shares listed as beneficially owned by them.

(2) Each of such persons may be reached through ASC at Arpak Plastics, Inc., 4 Plant St., Plattsburgh, N.Y. 12901.

(3) Includes Irrevocable Employee Proxies held by SEDA for 339,250 shares of ASC Common Stock. The proxies are valid up to and including the date of the Special Meeting. See "Special Meeting - Required Vote." The Employee Proxies were granted by a number of employees of ASC, none of whom are officers, directors, or 5% shareholders of ASC except for Messrs. Biernaski, Robinson and Rohrer, who granted Employee Proxies to SEDA in the amounts of 55,000, 53,750 and 65,500 shares of ASC stock, respectively, held by such persons. Mr. Robinson subsequently sold 4,000 ASC shares in the open market and thus has 61,500 shares left. The Employee Proxies provided that if SEDA chose to utilize the proxies, the persons granting the proxies to SEDA would have the right, at their election, to either exchange their ASC stock for SEDA stock in the ratio of 8 shares of ASC stock for 1 share of SEDA stock, or to receive $1.50 per share of ASC stock. See "The Transaction - Interest of Certain Persons in the Merger."

         * Less than 1%

CHANGE OF CONTROL

         As a result of the Merger Agreement dated as of January 3, 1995 on or about said date SEDA acquired from ASC Managing Partners a proxy to vote 1,656,127 shares of ASC Managing Partners in favor of the Merger. ASC Managing Partners is a general partnership composed of David L. Kassel, Harry Goodman and Vincent Conti the three of whom are former officers and directors of ASC, and Catherine Kassel, Tina Conti, Robert Gillings, Dorothy Goodman and Damon Testaverde. As of July 5, 1995 SEDA acquired ownership of these shares for the payment of $1,050,000 in cash and 82,500 shares of SEDA common stock. On or about January 5, 1995 SEDA also acquired Employee Proxies to vote an aggregate of 339,250 shares of ASC common stock in favor of the Merger and holds an aggregate of 7,950,127 shares of ASC common stock comprised of 1,656,127 shares of ASC common stock purchased from ASC Managing Partners, 6,192,000 shares of ASC common stock received in exchange for equipment and a reduction of indebtedness. At the time that SEDA acquired the irrevocable proxy for the 1,656,127 ASC Managing Partners stock, the proxy represented approximately 54% of ASC's then outstanding common stock and thus as of that date a change in control occurred from ASC Managing Partners to SEDA. Also on that date SEDA acquired the Employee Proxies for 339,250 shares amounting to an additional approximately 12% of the then outstanding common stock of ASC thus further transferring control to SEDA. The Employee Proxies were granted by a number of employees of ASC none of whom are officers, directors or 5% shareholders of ASC except for Messrs Biernaski, Robinson and Rohrer who granted Employee Proxies to SEDA in the amounts of 55,000, 53,750 and 65,000 shares of ASC stock respectively held by each of such persons. Mr. Robinson subsequently sold 4,000 ASC shares in the open market and thus has 61,500 shares left which are subject to the Employee Proxy. The Employee Proxies provided that if SEDA chose to utilize the Proxies, the persons granting the Proxies to SEDA would have the right, at their election, to either exchange their ASC stock for SEDA stock in the ratio of eight shares of ASC stock for one share of SEDA stock, or to receive $1.50 per share of ASC stock. See "The Transaction-Interest of Certain Persons in the Merger".

         On June 22, 1995 SEDA contributed certain equipment valued at $1,525,000 to ASC and cancelled an aggregate of $497,000 in indebtedness owed to ASC in return for 6,192,000 newly issued shares of ASC. See "The Transaction-Interest of Certain Persons in the Merger" thus further solidifying SEDA's control over ASC. Between on or about January 5, 1995 and March 3, 1995, SEDA purchased an additional 102,000 shares of ASC common stock in the open market at prices ranging from $1.50 to $1.18 per share. As of March 3, 1995 the 102,000 shares accounted for 3.4% of the then outstanding shares of ASC.

         SEDA now has the ability to vote 8,289,377 shares of ASC common stock at the meeting or approximately 89.5% of the 9,256,000 outstanding shares of ASC common stock. See "The Transaction-Interest of Certain Persons in the Merger". The source of the funds used by SEDA to purchase the 1,656,127 shares of common stock from ASC Managing Partners which included consideration of $1,050,000 in cash, came from SEDA's working capital. The source of the $1,525,000 in cash paid by SEDA to KGE, a corporation affiliated with ASC Managing Partners (see "Parties to the Merger - American Safety Closure Corp") which enabled SEDA to acquire the equipment which it then contributed to ASC for the 6,192,000 shares of newly issued ASC common stock, came from SEDA's working capital. The source of the funds used to buy the 102,000 of ASC common stock on the open market came from SEDA's working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations (SEDA)
- - Liquidity and Capital Resources".

         Pursuant to the Merger Agreement, the former directors of ASC were required to resign (Messr. Goodman and Kassel) and Shawn Sedaghat was elected a new director. This occurred on or about January 5, 1995. On or about that date Shawn Sedaghat as the sole remaining director appointed Edward F. Csaszar, Earl McCurdy, Kevin Kearsey, Clarence Rohrer and Donald J. Robinson to the board of directors of ASC. Mr. Csaszar is vice president of sales and marketing at SEDA, Mr. McCurdy is director of sales at SEDA, Mr. Kearsey and SEDA own equal shares of Tube Tech, a plastics tube marketing business. Messrs Robinson, Rohrer and Biernaski granted SEDA irrevocable proxies (included within the Employee Proxies) to vote their shares of ASC in favor of the Merger in return for which SEDA, if it utilizes the proxies, is required to allow Messrs Robinson, Rohrer and Biernaski to elect whether to exchange their ASC shares for SEDA shares on a ratio of eight shares of ASC stock for one share of SEDA stock or to receive $1.50 for each share of ASC stock exchanged by such persons in the Merger. ASC Managing Partners also granted SEDA a proxy to vote their 1,656,127 shares of ASC common stock in favor of the Merger. However in view of the fact that SEDA subsequently acquired those shares outright (on or about July 5, 1995) the proxy for these shares is redundant.

BUSINESS AND PROPERTIES OF ASC

         Tamper-Evident Closures. ASC produces two types of tamper-evident caps, a drop-ring cap (when the cap is twisted off, the lower portion of the cap - the ring - breaks away, drops down and remains on the bottle neck) and a proprietary tear-band cap (a narrow plastic band must be removed before the bottle can be opened). ASC also has made significant progress in developing a tamper-evident and child-resistant cap which it believes will be well received by pharmaceutical, vitamin and food producers. ASC has four U.S. patents issued and one pending patent applications relating to the design of its caps, the molds and process of manufacture of the caps. In addition, ASC has been developing a cosmetic jar line.

         Highly publicized product tampering incidents such as the poisoning of Tylenol capsules have resulted in increasing demands by consumers and manufacturers for tamper-evident closures on a wide variety of products, especially pharmaceutical, cosmetic, chemical, and food products. ASC anticipates increased utilization of its plastic tamper-evident closures in this expanding market.

         Pursuant to an agreement, dated February 28, 1991, between ASC and Robert Linkletter Associates, Inc. ("Linkletter"), Linkletter delivered tooling to ASC and granted a license to use the tooling for the manufacture of its tear-band tamper evident caps. Under the terms of the agreement, ASC must pay a license fee of 5% of sales of caps derived from such tooling for a period of five years, ending in February 1996. This agreement has been extended to February 2001. ASC has an option until February 2001 to purchase the tooling from Linkletter for the sum of $200,000. Upon the exercise of such option and payment in full, the license fee will be reduced to 2 1/2% of the sales of caps derived from such tooling for the remainder of the five year period, after which ASC shall be free to manufacture and market the caps without any payment obligations to Linkletter.

         Through its wholly-owned subsidiary, Arpak Plastics, Inc. ("Arpak"), ASC has made sizable inroads into the vitamin and food business with its tamper-evident closures. Additionally, ASC plans to add a child-resistant feature to certain caps in the near future, which is expected to increase ASC's access to the pharmaceutical packaging and prescriptionware markets. With the leasing, commencing in 1993, of certain assets formerly owned by Tredegar, Arpak has maintained and further developed business with customers previously supplied by Tredegar, who are primarily in the cosmetic sector. In January 1995, these assets were purchased by SEDA from KGE, a corporation controlled by certain principal stockholders of ASC. See "The Transaction - Interests of Certain Persons in the Merger". In addition to allowing Arpak to move into the cosmetics sector, the extra mold capacity and the wide range of decorating abilities that Arpak now possesses should enable it to become even more competitive in its traditional market sectors.

         ASC believes its tamper-evident caps have technical, economic, and aesthetic advantages over alternative tamper-evident systems as follows:

         # Increased Safety for the Consumer: The tamper-evident band, in ASC's tear band closure, must be literally torn off of the cap before it can be opened. The person opening a container protected by ASC's tamper-evident caps can see, feel and hear the tamper-evident bands breaking or tearing away from the container, indicating that it has not been opened previously.

         # Significant Cost Savings for the Bottler: ASC believes that plastic caps are easier for the bottler to apply since they are either pre-threaded and need only to be screwed on during the bottling process or, as with the Linkletter cap, they are threadless and can be snapped on during the bottling process.

         ASC's tamper-evident closures do not require secondary part or operations such as the shrink procedure to make them tamper-evident. By eliminating secondary operational processes requiring the closure with bottle to pass through a heating tunnel to either shrink the tamper- evident band around the neck of the bottle or to shrink a plastic wrap around the cap and neck of the bottle, the processor's costs are reduced. There is no need for heat shrinking and band equipment, plastic wrap and storage space for ancillary materials and electrical power costs are reduced.

         For the reasons enumerated above, ASC believes its tamper-evident closures have features giving them advantages over other tamper- evident systems presently on the market, and also making them desirable and practical for a wider range of end-uses.

         Jars. In January 1993, ASC entered into a lease for the use of the molds, machinery and customer lists of Tredegar (such assets are now owned by SEDA), allowing ASC to expand its stock line of single and double wall jars and jar closures. With this transaction, ASC has maintained and further developed business *with customers previously supplied by Tredegar, who are primarily in the cosmetic sector. In addition to allowing ASC to move into the cosmetics sector, the extra mold capacity and the wide range of decorating abilities that ASC now possesses should enable it to become even more competitive in its traditional market sectors.

         Stock Line of Plastic Closures. ASC offers a broad line of stock plastic closures, both lined and unlined, and has been successful in selling these closures to over-the-counter drug, vitamin and personal care markets.

         Prescription Vials. ASC also produces prescription vials and closures. In addition ASC has continued its development of child resistant and tamper-evident closures to enhance its position in the prescription vial market.

         ARPAK PLASTICS, INC.

         ASC acquired the assets of Arpak, a 28-year old manufacturer of closure, jars and vials located in Plattsburgh, New York, in October, 1988. ASC first entered into negotiations with Arpak shortly before Arpak filed for protection under Chapter 11 of the United States Bankruptcy Court in Boston, Massachusetts, while it was a subsidiary of an unaffiliated company. Arpak continued its manufacturing operations and, assisted by ASC, worked with its creditors to restructure its debt and to emerge from bankruptcy.

         The cost of the Arpak acquisition was $4,900,000, payable as follows:
(i) $450,000 in cash, (ii) cancellation of indebtedness of $142,000 representing cash advances made to Arpak by ASC, and (iii) the assumption of approximately $4,300,000 of liabilities representing amounts owed by Arpak to secured and unsecured creditors (including first and second mortgages) and federal and state tax agencies. Management of Arpak and ASC negotiated with Arpak's creditors regarding the settlement of its outstanding obligations. The terms of the agreement and the proposed plan for dealing with Arpak's various creditors were approved by the Bankruptcy Court on February 29, 1988. In September 1992, the Bankruptcy Court approved a plan whereby the unsecured debt of Arpak could be exchanged for convertible preferred shares of Arpak. These preferred shares are convertible into shares of common stock of ASC on a one for ten basis. To date, except for a few creditors representing a nominal amount of preferred stock, most of the creditors entitled to preferred stock and who have actively asserted their claims have exchanged their claims for ASC Common Stock. Those preferred stockholders who do not convert their preferred stock may exchange their preferred stock into SEDA stock as if they had converted their preferred stock into ASC Common Stock prior to the effective date of the Merger and they may do so before or after the effective date of the Merger.

         The former assets of Arpak, which produced a line of proprietary injection molded jars, vials , and caps, were incorporated in a wholly-owned subsidiary of ASC, under the name Arpak Plastics, Inc. Development of this line of products has taken place alongside the development of ASC's tamper-evident closures, and has shown a significant growth since the acquisition.

         CURRENT OPERATING STRATEGY

         ASC intends to broaden Arpak's product line to strengthen its business base. Special emphasis is being applied to the health, beauty, and cosmetics areas where Arpak has a well established customer base as a national supplier of containers, such as jars and closures.

         With the growing demand for tamper-evident closures, ASC is continuing to focus on the development of tamper-evident, child resistant closures which can be easily opened by geriatrics.

         SOURCES OF RAW MATERIALS

         The principal raw material used by ASC to manufacture its products is petroleum-based plastic. Although such materials have been readily available in the recent past, no assurance can be given that such availability will continue, or that prices will be stable in the future. Management anticipates that the price of petroleum-based plastic will, on average, be higher in 1996 than it was last year.

         The price and availability of energy sources will have a significant effect upon ASC's manufacturing costs since injection molding equipment requires a high quantity of electricity. Management believes that Plattsburgh, New York, the location of the Arpak facilities, presently has utility rates which are among the lowest in the country.

         ENVIRONMENTAL ISSUES

         Prior to the sale of Arpak's plant to ASC, an inspection of the facility was conducted by the New York State Environmental Agency. After improvements costing less than $5,000, the plant was certified to be in full compliance with applicable laws and regulations.

         NEW PRODUCT DEVELOPMENT

         ASC has designed different sizes of tamper-evident closures which are primarily for use in the food, vitamin, and pharmaceutical industries. These new closures have been produced in prototype form and are ready to be marketed. One such prototype is ASC's child-resistant tamper-evident cap, which ASC believes can be test-marketed without significant capital outlay due to the fact that it has been developed as an extension of an existing line of tamper-evident caps. This means that existing tooling can be modified, at reasonable cost, to produce these closures for the test-marketing phase.

         PATENTS

         ASC's patent, U.S. No. 4,555,039, relates to the tamper-evident feature of the drop-ring cap. To provide demonstrable evidence that the bottle has been opened, or tampered with, ASC's drop-ring cap contains a tamper-ring attached to the bottom part of the cap by means of a series of frangible, or easily broken, connectors. The ring includes inwardly directed protrusions. When the cap is unscrewed from the bottle, the connectors between the cap and the ring break, and the protrusions on the inside of the ring, which are positioned below the bottom thread of the bottle neck, prevent the ring from being removed with the cap. If the consumer, when unscrewing a cap from a bottle, does not see the connectors attached or does not feel or hear the connectors break, then such visual or audible signs indicate that the bottle has been previously opened.

         ASC's U.S. Patent No. 4,534,479 relates to a linerless, tamper-evident drop-ring cap which is designed to be used in the dairy, juice, water and food industries. It also contains a tamper-evident ring to provide demonstrable evidence of having been opened. A patent application filed by ASC in 1984, covering the mold and tooling necessary for the manufacture of the Company's drop-ring cap in high production quantities, resulted in two U.S. patents, 4,618,121 and 4,806,301, covering the tooling and method of making tamper-evident caps, respectively.

         A patent application is pending covering ASC's design of a child-resistant/tamper-evident tear-band cap.

         ASC has been given the right to use certain patents obtained from Robert Linkletter Associates, Inc. (see "-- Tamper-Evident Closures").

         MARKETING

         ASC is attempting to sell to volume users of caps, jars and vials in the food, pharmaceutical and health and beauty industries. Competitors for this business include major corporations which have been selling to the targeted industries and have established long term relationships. However, ASC believes that by concentrating on niche markets within the major sectors, its patented new cap products will gain a share of the market; its in-house decorating capability which many of its competitors lack also adds to its marketing capability.

         COMPETITION

         ASC is attempting to sell in a highly competitive market, competing against well established manufacturers of plastic closures. These competitors are major corporations which have been selling their products to the food, chemical and pharmaceutical industries for many years and have established long term relationships with the end users. Most of these competitors have a significant advantage in size, personnel and financial resources. These competitors include such major corporations as Owen-Brockway Inc., Kerr Manufacturing Inc. and Wheaton Industries.

         EMPLOYEES

         ASC and Arpak employ approximately 100 people at December 31, 1995, of whom 29 were engaged in executive, sales, technical and administrative functions and 71 in production. Certain employees of Arpak are represented by a union. The Company's collective bargaining agreement has recently been extended to the year 2001.

         PROPERTIES

         With the acquisition of assets from Arpak, ASC acquired a manufacturing facility located in Plattsburgh, New York situated on 6.7 acres. The plant is of a modern one-story construction approximately 100,000 square feet in size. There are two mortgages on the property. At March 1, 1996, the first mortgage is $660,000 and the second mortgage is $410,000. Presently, all of the plant space is utilized and expansion of manufacturing operations will not be possible without additional construction on the site or leasing of additional facilities elsewhere. The first mortgage is payable in monthly payments of $9,800 including interest at 8.375% and is due October 2003. The second mortgage is payable in monthly payments of $5,900 including interest at 7.75% and is due October 2003.

         LEGAL PROCEEDINGS

         ASC is party to certain trade and other miscellaneous litigation, none of which, taken individually or in the aggregate should have a material adverse effect upon the operations of ASC.

         On June 23, 1995, SEDA filed a complaint in the United States District Court for the Southern District of New York against ASC and other defendants in case no. 95-CIV. 4745(LMM) seeking a declaration by the Court that the Merger Agreement be amended with the consent of both SEDA's and ASC's Board of Directors and without the consent of any other parties. While this action was pending, the Court entered a temporary restraining order prohibiting the distribution of the shares and amounts held in escrow. SEDA also sought a preliminary injunction and a recision of the Merger Agreement. The Court subsequently denied SEDA's motion for an injunction prohibiting the release of the shares and amounts held in the escrow on the ground that SEDA had an adequate remedy at law in damages, and on July 5, 1995, the escrowed shares and amounts in escrow were distributed without SEDA's consent or approval and contrary to SEDA's declared and continuing opposition to such disbursement. SEDA takes the position that the release was invalid and illegal because the Merger Agreement had been amended on June 22, 1995 to eliminate the provision in the Merger Agreement which called for an involuntary transfer of the 1,656,127 ASC shares to SEDA if the Merger Agreement were not consummated by July 5, 1995.

         On October 24, 1995, a stipulation was filed with the Court, thereby settling the case and effectuating the consensual purchase of the 1,656,127 ASC shares by SEDA. Case No. 95-CIV 5209 brought in the United States District Court for the Southern District of New York, and Supreme Court for the State of New York, Index No. 120139/95 were also settled by stipulation on this date.


         On May 29, 1996, ASC Managing Partners, obtained an order to Show Cause from the United States District Court, Southern District of New York, case no. 95-CIV. 4795, requiring SEDA to Show Cause why SEDA should not be directed to register the 82,500 shares of SEDA stock which SEDA is required to register sanctioning SEDA in the amount of $100,000 and requiring SEDA to pay ASC Managing Partners attorneys fees. A hearing on this Order to Show Cause is scheduled for June 10, 1996.

         On January 8, 1996, counsel for SEDA received the following letter from counsel for ASC Managing Partners:

                 "We have reviewed SEDA Forms S-1 and S-4. As stated in my letter to you dated December 29, 1995, please add the language of Paragraph 2 of the October 25, 1995 Stipulation, which in fact, traces the language of Section 2.04 of the Restated Agreement and Plan of Merger, dated as of January 5, 1995. Paragraph 2 of the Stipulation specifically states:

                 "As required under Section 2.04 of the Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of January 5, 1995 by and between SEDA Specialty Packaging Corp. ("SEDA"), SEDA ASC Acquisition Corp., and American Safety Closure Corp. ("ASC"), SEDA will use its best efforts to have a registration statement for the registration of 82,500 shares of SEDA issued to ASC Managing Partners filed under the Securities Act of 1933 with the Securities and Exchange Commission and declared effective by December 31, 1995, or sooner if feasible."

                 Additionally please state in the S-1 and S-4 that ASC Managing Partners claim that the 82,500 shares should have been registered on or before December 31, 1995 as stated in the Stipulation dated October 25, 1995 and that ASC Managing Partners may seek damages from SEDA due to this delay in registering the 82,500 shares.

         As you now have all of our comments to the S-1 and S-4 please file these documents and have the Securities and Exchange Commission ("SEC") declare ASC Managing Partners' 82,500 shares registered. Additionally, as stated in my December 29, 1995 letter we demand that the registration of the 82,500 SEDA shares be valued on the deadline date of December 31, 1995 (SEDA shares closed at $12.25 per share on December 29, 1995), rather than on some future unknown date of the actual registration. We also demand that interest be paid on the value of the shares from December 31, 1995 until the date that the SEC declares the filing effective, in order to maintain the present value of the shares for our clients. Furthermore, SEDA will be held accountable for all costs and damages resulting from the delay."

MARKET FOR ASC'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          ASC's Common Stock is traded over-the-counter and is included in the Nasdaq Small-Cap Market. The following table sets forth high and low bid information for the ASC Common Stock as reported by the National Bureau, Inc.


                                                                High             Low
                                                             --------         --------
 Fiscal 1994
 -----------
 First Quarter                                                      8             6 1/2
 Second Quarter                                                     9             5 3/4
 Third Quarter                                                  8 3/8                 5
 Fourth Quarter                                                 5 1/2                 4

 Fiscal 1995
 -----------
 First Quarter                                                      4             2 5/8
 Second Quarter                                                 2 5/8                 2
 Third Quarter                                                      2                 1
 Fourth Quarter                                                 1 3/8             1 1/8


 Fiscal 1996
 -----------
 First Quarter                                                  1 5/8              7/16
 Second Quarter                                                 1 3/8               1/2
 Third Quarter                                                  1 5/8               3/4
 Fourth Quarter                                               1 11/16             1 1/8


The above quotations represent prices between dealers and do not include retail markup, markdown or commission. They do not represent actual transactions and except as indicated have not been adjusted for stock dividends or splits.

         On January 4, 1995, the last full trading day prior to the first public announcement of the Merger, the last reported high and low bid prices were $1 5/16 and $1 5/16, respectively. Stockholders are urged to obtain current market quotations for the ASC Common Stock.

         As of March 1, 1996, ASC had approximately 665 stockholders of record and beneficially.

SELECTED CONSOLIDATED FINANCIAL DATA


 (in thousands, except per share
 data)                                         Year Ended April 30,               Nine Months Ended January 31
                                               --------------------               ----------------------------
                                              1994               1995                1995                1996
                                              ----               ----                ----                ----
 Statement of Operations Data:                                                             (unaudited)
 Net sales . . . . . . . . . . . . .          $10,114            $ 8,142              $ 6,150            $ 7,413
 Cost of sales . . . . . . . . . . .            8,255              7,234                5,429              5,551
 Gross profit  . . . . . . . . . . .            1,859                908                  721              1,862
 Selling, general and
   administrative expenses . . . . .            1,698              4,200                3,729                817

 Non-recurring charges . . . . . . .              761                 --                   --                 --
 Operating income (loss) . . . . . .             (600)            (3,292)              (3,008)             1,045
 Interest expense  . . . . . . . . .              336                380                  270                291
 Management fee  . . . . . . . . . .               --                 --                   --                754
 Net (loss) income . . . . . . . . .             (936)            (3,672)              (3,278)                 0
 Net (loss) income per common share
                                              $  (.69)           $ (1.84)             $ (1.97)            $ 0.00
 Weighted average number of
   common shares outstanding . . . .            1,358              1,996                1,667              8,003

                                                          April 30, 1995                        January 31, 1996
                                                          --------------                        ----------------
 Balance Sheet Data:
 Working capital . . . . . . . . . .                             $(2,107)                                $(1,171)
 Total assets  . . . . . . . . . . .                               7,309                                   9,141
 Long-term debt  . . . . . . . . . .                               1,481                                   1,572
 Total stockholders' equity  . . . .                                  68                                   2,101

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash and cash equivalents totaled $0 at January 31, 1996 and April 30, 1995, a decrease of $197,000 from April 30, 1994. At April 30, 1995, the Company had a working capital deficit of $2,107,000 compared to a working capital deficit at April 30, 1994 of $4,000. The decrease in cash and cash equivalents was due primarily to reduced sales volume and cash flow from operations. As of April 30, 1995, the Company was in violation of certain covenants on its line of credit agreement and certain of its other debt agreements. Borrowings under these agreements are callable immediately by the respective lenders. The Company would not have been able to repay such items without assistance from SEDA. In September 1995, the Company's line of credit with its bank was repaid in total and replaced with a $2 million line of credit with SEDA, bearing interest at the prime rate. Approximately $1.5 million was borrowed by the Company under this agreement with SEDA and used to repay the bank. The Company's working capital deficit at January 31, 1996 was $1,171,000 including amounts owed to SEDA under its line of credit of $1,648,000 and accrued management fees due to SEDA of $754,000. As of January 31, 1996, the Company was no longer in violation of covenants under its debt agreements.

         Management believes that the Company will be able to continue operations in its present form based on its present resources and a combination of its efforts to secure alternative financing, increase its sales levels and implement cash conservation strategies. Management views the acquisition of a majority of the Company's common stock by SEDA as a necessary step towards securing additional financial and operational improvements.

         During the year ended April 30, 1995, the Company continued to service debt incurred by the Company resulting from the acquisition of Arpak and to integrate the leased assets acquired from a former competitor with the basic operations of its wholly owned subsidiary, Arpak. During fiscal 1995, the Company supplemented its loss of operations through the issuance of demand notes payable to SEDA totaling $525,000 and increasing net borrowings under its line of credit by $203,000. Subsequently, on June 22, 1995, the Company issued 6,192,000 shares of its common stock in exchange for the cancellation of an aggregate of $497,000 of the indebtedness payable to SEDA and also the contribution of certain equipment to the Company. Interest and principal payments of debt during the year ended April 30, 1995 amounted to approximately $900,000 and for the year ended April 30, 1996 is expected to amount to approximately $850,000. No management fee was payable to SEDA pursuant to the Management Agreement for the year ended April 30, 1995; the amount payable to SEDA for the nine months ended January 31, 1996 was $754,000.

         The Company acquired new machinery and equipment during fiscal 1994 and 1995 at a cost of approximately $550,000 and $475,000, respectively, in order to upgrade it's existing equipment and to increase productivity and efficiency. The majority of the acquisitions was financed by capital leases. The Company believes that if sales expand, cash on hand and from operating activities will need to be supplemented by additional financing from SEDA.

         Stockholders' equity reflects the infusion of $1,525,000 worth of certain operating assets from SEDA and the cancellation of $497,000 of notes payable to SEDA in exchange for 6,192,000 shares of the Company's common stock in the nine months ended January 31, 1996.

         RESULTS OF OPERATIONS

         Year Ended April 30, 1995 as Compared to Year Ended April 30, 1994

         The Company had revenues of $8,142,365 for the fiscal year 1995 compared to $10,113,559 for the fiscal year 1994 with gross margins of 12% and 18%, respectively. The decrease in revenues of $1,971,194 (19%) resulted primarily from slow market conditions and a significant one time sale during fiscal 1994. The decrease in gross margin from 18% to 12% resulted primarily from an increase in raw materials cost of approximately 50% (during the 1994 calendar year) and wage rates which increased approximately 2%. Raw materials prices are expected to remain stable during fiscal 1996 and the Company believes it will be able to increase it's gross profit margin and sales.

         Selling, general and administrative expenses in fiscal 1995 were $4,199,720 compared to $1,697,908 in fiscal 1994. The increase of $2,501,812 for fiscal 1995 was due primarily to the issuance of approximately 1,560,000 shares of the Company's common stock (at values ranging between $1.30 and $1.50, based on the trading price at the dates the shares were issued) in consideration for services rendered to the Company, primarily in connection with change of control provisions of Executive Incentive Contracts, Non-Compete Agreements, and advisory services. The persons to whom the 1,560,000 shares were issued were: Messrs. Kassel, Goodman, Robinson, Biernaski, Rohrer, Conti and Testaverde (and several other non-officer director employees). See "The Transaction--Background and Reasons for Transaction." The issuance of theses shares resulted in a one-time non-cash charge against earnings, included in Selling, General and Administrative Expenses of $2,227,000. The majority of shares were issued during the third quarter.

         As a result of these factors, the Company had a net loss for the year ended April 30, 1995 of $3,672,000 versus a loss of $936,000 in the prior year.

         Nine Months Ended January 31, 1996 as Compared to Nine Months Ended January 31, 1995

         Results of operations for the nine months ended January 31, 1996, compared to the same period of 1995, reflect the continued progress made in making the Company profitable by controlling expenses. Net sales for the period increased approximately 21% to $7.4 million from $6.1 million. Income prior to the management fee due to SEDA increased significantly from the prior year because of higher sales volumes and stringent cost controls, which resulted in a $1.1 million improvement in gross profit and an improvement in gross margin percentage from 11.7% to 25.1%. Cost reduction activities and the assumption by SEDA of certain responsibilities pursuant to the Management Agreement also resulted in a 46% reduction in selling, general and administrative expenses for the nine months ended January 31, 1996 compared to the same period of 1995, excluding the effect of the $2.2 million charge included in such expenses in the 1995 period discussed above. As a result of these factors, income prior to the management fee due to SEDA increased to $754,000 in the nine months ended January 31, 1996 from a loss of $3,278,000 in the comparable period of 1995.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On or about July 21, 1995, American Safety Closure Corp., a New York corporation (the "Company", dismissed Urbach Kahn & Werlin PC ("Urbach Kahn & Werlin") as its independent accountants. Urbach Kahn & Werlin was replaced with Price Waterhouse LLP ("Price Waterhouse") as the independent accountants for the Company. (See discussion below.) The decision to change the Company's accountants was based on the fact that Price Waterhouse offered a lower fee than Urbach Kahn & Werlin to audit the Company's financial reports. The decision to change accountants has not been approved by the Board of Directors, or any committee of the board of directors of the Company. However, it will be on a future agenda for the Board of Directors.

         Urbach Kahn & Werlin became the independent accountants for the Company on or about April 20, 1994. Since the time that Urbach Kahn & Werlin became the independent accountants for the Company, it has not submitted any report regarding the financial statements of the Company that has contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

         There have not been any disagreements with Urbach Kahn & Werlin preceding the dismissal on any matter of accounting principles, or practices, financial statement disclosure, or auditing scope or procedure. Furthermore, there are no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K) between the Company and Urbach Kahn & Werlin.

         On or about July 21, 1995, the Company engaged the services of Price Waterhouse to be its independent accountants. At no time during the Company's two most recent fiscal years or any subsequent interim period, has Price Waterhouse been engaged by the Company regarding either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, or regarding any matter that was either the subject of a disagreement between the Company and Urbach Kahn & Werlin or a reportable event.

                                 OTHER MATTERS

         ASC knows of no other matters to be submitted to the Special Meeting. If any other matters properly come before the Special Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent in accordance with their best judgment.

                                 LEGAL OPINION

         The legality of the shares of SEDA Common Stock offered by this Prospectus/Proxy Statement will be passed upon for SEDA by Freshman, Marantz, Orlanski, Cooper and Klein, a law corporation, Beverly Hills.

                                    EXPERTS

         The financial statements of SEDA as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 have been included in this Prospectus in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of ASC as of April 30, 1995 and for the year then ended have been included in this Prospectus in reliance on the report (which contains an explanatory paragraph relating to ASC's ability to continue as a going concern as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of ASC as of April 30, 1994 and for the year then ended have been included in this Prospectus in reliance on the report of Urbach Kahn & Werlin PC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         Information under the heading "Federal Income Tax Consequences of the Merger" in this Prospectus has been included in reliance on the opinion of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts with respect to the matters contained in their opinion.

                                  BY ORDER OF THE BOARD OF DIRECTORS
                                  OF AMERICAN SAFETY CLOSURE CORP.



                                  Shawn Sedaghat
                                  Chairman of the Board

Dated: June 20, 1996

- -FOOTNOTE 1-

The 86% figure reflects actual ownership and does not include the 339,250 Employee Proxy Shares, which if included would result in SEDA owning and controlling 89.5% of the total ASC shares currently outstanding.

SEDA SPECIALTY PACKAGING CORP.
INDEX TO FINANCIAL STATEMENTS



FINANCIAL STATEMENTS:

        Report of Independent Accountants                                                                 F-2

        Consolidated Balance Sheet at December 31, 1995 and 1994 and at March 31, 1996 (Unaudited)        F-3

        Consolidated Statement of Income for the three years ended December 31, 1995 and for the
          three months ended March 31, 1996 and 1995 (Unaudited)                                          F-4

        Consolidated Statement of Stockholders' Equity for the three years ended December 31, 1995
          and for the three months ended March 31, 1996 (Unaudited)                                       F-5

        Consolidated Statement of Cash Flows for the three years ended December 31, 1995 and for
          the three months ended March 31, 1996 and 1995 (Unaudited)                                      F-6

        Notes to Consolidated Financial Statements                                                        F-7


         FINANCIAL STATEMENT SCHEDULES:

         For the three years ended December 31, 1995

                    II - Valuation and Qualifying Accounts                                                F-15

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Stockholders of
SEDA Specialty Packaging Corp.

In our opinion, the consolidated financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of SEDA Specialty Packaging Corp. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP
Costa Mesa, California
February 21, 1996

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
CONSOLIDATED BALANCE SHEET


                                                                               March 31,          December 31,
                                                                                 1996         ---------------------
(In thousands except share data)                                              (Unaudited)        1995        1994
- -------------------------------------------------------------------------------------------------------------------
Assets
   Current assets:
      Cash and cash equivalents                                               $ 2,430          $ 3,508      $ 5,585
      Accounts receivable, less allowance for doubtful accounts
          of $424 and $200 at December 31, 1995 and 1994                        9,702            9,022        5,369
      Inventories (Note 4)                                                      6,845            7,158        3,852
      Prepaid expenses and other current assets                                   584              743        1,085
      Deferred income taxes (Note 7)                                            1,030            1,120        1,030
                                                                              -------------------------------------
          Total current assets                                                 20,591           21,551       16,921
   Property, plant and equipment, net (Note 5)                                 42,609           43,342       32,463
   Other assets (Note 6)                                                        1,019              989        1,375
                                                                              -------------------------------------
                                                                              $64,219          $65,882      $50,759
                                                                              =====================================
Liabilities and Stockholders' Equity
   Current liabilities:
      Accounts payable                                                        $ 3,739          $ 3,838      $ 1,538
      Income taxes payable (Note 7)                                               532              650            -
      Accrued liabilities                                                       1,664            1,718          734
      Note payable to principal stockholder (Note 11)                               -                -        1,600
      Current portion of long-term debt (Note 8)                                3,557            3,582        1,704
      Current portion of obligations under capital leases (Note 9)                483              493          275
                                                                              -------------------------------------
           Total current liabilities                                            9,975           10,281        5,851
   Line of credit (Note 8)                                                          -            1,520            -
   Long-term debt (Note 8)                                                     11,550           12,453        8,508
   Obligations under capital leases (Note 9)                                      708              805          553
   Deferred income taxes (Note 7)                                               4,104            3,708        3,677
                                                                              -------------------------------------
           Total liabilities                                                   26,337           28,767       18,589
                                                                              -------------------------------------
   Commitments and contingencies (Note 9)

   Minority interest in consolidated subsidiary (Note 3)                          301              301            -
                                                                              -------------------------------------
   Stockholders' equity (Note 10):
      Preferred stock, $0.001 par value, 10,000,000 shares authorized
          none outstanding                                                          -                -            -
      Common stock, $0.001 par value, 30,000,000 shares authorized,
          5,097,500 and 5,015,000 shares issued and outstanding at
          December 31, 1995 and 1994                                                5                5            5
      Capital in excess of par value                                           26,983           26,983       26,333
      Retained earnings                                                        11,555            9,967        5,832
      Treasury stock, at cost, 13,000 shares                                     (962)            (141)           -
                                                                              -------------------------------------
           Total stockholders' equity                                          37,581           36,814       32,170
                                                                              -------------------------------------
                                                                              $64,219          $65,882      $50,759
                                                                              =====================================





See accompanying notes to consolidated financial statements

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
CONSOLIDATED STATEMENT OF INCOME

                                                                             Three Months Ended
                                                                                  March 31,           Year Ended December 31,
(In thousands, except  per share data)                                         1996      1995       1995         1994         1993
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
Net sales                                                                       $14,943  $8,363  $41,676      $30,400      $25,298
Cost of sales                                                                     9,999   5,864   28,895       18,441       14,748
                                                                                --------------------------------------------------
Gross profit                                                                      4,944   2,499   12,781       11,959       10,550
Selling expenses (Note 11)                                                          981     618    2,675        2,164        1,650
General and administrative expenses                                               1,132     521    2,795        1,893        1,260
                                                                                --------------------------------------------------
   Income from operations                                                         2,831   1,360    7,311        7,902        7,640
Interest expense                                                                    336     281    1,422          987          983
Interest income                                                                     (26)    (43)    (167)        (273)         (50)
Other (income) expense                                                                -       -      (30)          80           23
                                                                                --------------------------------------------------
   Income before income taxes                                                     2,521   1,122    6,086        7,108        6,684
Provision for income taxes                                                          933     370    1,951        2,266        1,886
                                                                                --------------------------------------------------
   Net income                                                                   $ 1,588  $  752  $ 4,135      $ 4,842      $ 4,798
                                                                                ==================================================

Earnings per common and common equivalent share                                 $  0.30  $ 0.15  $  0.82      $  0.94
                                                                                =====================================
Weighted average number of common and common equivalent shares                    5,218   5,032    5,061        5,147
                                                                                =====================================
Pro forma data (Note 7):
   Income before income taxes                                                                                            $ 6,684
   Pro forma provision for income taxes                                                                                    2,399
                                                                                                                         -------
   Pro forma net income                                                                                                  $ 4,285
                                                                                                                         =======
   Pro forma earnings per common and common equivalent share                                                $  1.20
                                                                                                            =======
   Weighted average number of common and common equivalent shares                                             3,556
                                                                                                            =======


See accompanying notes to consolidated financial statements

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                           Preferred Stock            Common Stock    Capital in
                                         -----------------         -----------------   Excess of  Retained    Treasury
(In thousands)                           Shares     Amount          Shares    Amount   Par Value  Earnings    Stock       Total
- --------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992               -          -              3,160     $   3    $   749   $ 3,473          -     $ 4,225
Proceeds from public offering
         of common stock                   -          -              1,840         2     23,088         -          -      23,090
Distributions to shareholders              -          -                  -         -          -    (5,033)         -      (5,033)
Reclassification of S Corporation
         retained earnings                 -          -                  -         -      2,248    (2,248)         -           -
Net income                                 -          -                  -         -          -     4,798          -       4,798
                                        ----------------------------------------------------------------------------------------
Balance at December 31, 1993               -          -              5,000         5     26,085       990          -      27,080
Exercise of stock options                  -          -                 15         -        150         -          -         150
Tax benefit from stock option plan         -          -                  -         -         98         -          -          98
Net income                                 -          -                  -         -          -     4,842          -       4,842
                                        ----------------------------------------------------------------------------------------
Balance at December 31, 1994               -          -              5,015         5     26,333     5,832          -      32,170
Common stock issued for ASC acquisition    -          -                 83         -        650         -          -         650
Purchase of 13,000 treasury shares         -          -                  -         -          -         -    $  (141)       (141)
Net income                                 -          -                  -         -          -     4,135          -       4,135
                                        ----------------------------------------------------------------------------------------
Balance at December 31, 1995               -          -              5,098         5     26,983     9,967       (141)     36,814
Unaudited data:

Purchase of 56,000 treasury shares         -          -                  -         -          -         -       (821)       (821)

Net income                                 -          -                  -         -          -     1,588          -       1,588
                                        ----------------------------------------------------------------------------------------
Balance at March 31, 1996                  -          -              5,098     $   5    $26,983   $11,555    $  (962)    $37,581
                                        ========================================================================================


See accompanying notes to consolidated financial statements

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                           Three Months Ended
                                                                                 March 31,             Year Ended December 31,
                                                                            ------------------   ----------------------------------
(In thousands)                                                              1996        1995        1995        1994         1993

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Cash flows from operating activities:
   Net income                                                              $ 1,588     $   752    $ 4,135      $ 4,842     $  4,798
                                                                           --------------------------------------------------------
   Adjustments to reconcile net income to net cash provided
          by operating activities:
      Depreciation and amortization                                          1,202         715      3,757        2,281        1,427
      Change in provision for losses on accounts receivable                    130           -        112          (50)         162
      Deferred income taxes                                                    485         267        578          933        1,639
      Change in assets and liabilities before effect of ASC acquisition:
          Accounts receivable                                                 (810)       (775)    (2,412)        (921)      (1,694)
          Inventory                                                            313        (712)    (1,716)      (1,591)        (945)
          Prepaid expenses and other current assets                            159         185        482         (706)        (301)
          Other assets                                                          82         299        474         (388)        (387)
          Accounts payable                                                     (99)        608        993         (620)       1,441
          Income taxes payable                                                (118)        103        650            -            -
          Accrued liabilities                                                  (54)       (179)        10         (246)         151
                                                                           --------------------------------------------------------
   Total adjustments                                                         1,290         511      2,928       (1,308)       1,493
                                                                           --------------------------------------------------------
     Net cash provided by operating activities                               2,878       1,263      7,063        3,534        6,291
                                                                           --------------------------------------------------------
Cash flows from investing activities:
   Acquisition of majority interest in ASC (Note 3)                           (112)     (3,343)    (3,449)           -            -
   Capital expenditures                                                       (469)     (2,639)    (7,616)      (8,720)      (8,510)
                                                                           --------------------------------------------------------
     Net cash used in investing activities                                    (581)     (5,982)   (11,065)      (8,720)      (8,510)
                                                                           --------------------------------------------------------
Cash flows from financing activities:
   Proceeds from lines of credit and demand notes                                -           -      1,520            -        1,090
   Repayments of lines of credit and demand notes                           (1,520)          -     (1,480)      (1,000)      (3,315)
   Proceeds from public offering of common stock                                 -           -          -           -        23,090
   Exercise of stock options                                                     -           -          -          248            -
   Purchase of treasury stock                                                 (821)          -       (141)           -            -
   Proceeds from issuance of long-term debt                                      -       4,000      6,700        5,494        2,953
   Payment of note payable to principal stockholder (Note 11)                    -           -     (1,600)            -           -
   Principal payments of long-term debt and capital lease obligations       (1,034)       (488)    (3,074)      (8,545)      (2,295)
   Distributions of income                                                       -           -          -            -       (5,033)
                                                                           ---------------------------------------------------------
     Net cash provided by (used in) financing activities                    (3,375)      3,512      1,925       (3,803)      16,490
                                                                           ---------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        (1,078)     (1,207)    (2,077)      (8,989)      14,271
Cash and cash equivalents at beginning of year                               3,508       5,585      5,585       14,574          303
                                                                           ---------------------------------------------------------
Cash and cash equivalents at end of period                                 $ 2,430     $ 4,378    $ 3,508      $ 5,585     $ 14,574
                                                                           =========================================================
Other cash flow information:
   Cash paid during the period for interest                                $   338     $   281     $ 1,380      $ 1,004     $    985
   Cash paid during the period for taxes on income                         $   500     $     -     $   607      $ 1,512     $    163
Non cash investing and financing activities:
   Common stock issued for the acquisition of ASC                          $     -     $     -     $   650      $     -     $      -
   Facility acquired through financing agreements                          $     -     $     -     $     -      $ 6,328     $      -
   Machinery and equipment obtained through capital lease                  $     -     $     -     $     -      $     -     $    831




See accompanying notes to consolidated financial statements

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - THE COMPANY

         SEDA Specialty Packaging Corp. ("SEDA") manufactures plastic closures and containers using injection molding, extrusion and stretch-blow molding processes; decorates many of those products using offset printing, hot stamping and labeling processes; and sells those products at wholesale prices to customers primarily in the personal care, pharmaceutical, food and beverage, and household and industrial chemical industries. On June 22, 1995, SEDA acquired a majority interest in American Safety Closure Corp. (Note 3).


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
         The consolidated financial statements include the accounts of SEDA and its majority-owned subsidiaries (Note 3). The consolidated entity is referred to as "the Company" in the accompanying consolidated financial statements. All material intercompany transactions and balances are eliminated in consolidation. The consolidated financial statements include amounts that are based on management's best estimates and judgments. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made for consistent presentation.


Unaudited Interim Information
         The accompanying consolidated balance sheet at March 31, 1996 and the consolidated statements of income and cash flows for the three month periods ended March 31, 1996 and 1995 and the consolidated statement of stockholders' equity for the three month period ended March 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. The data disclosed in these notes to financial statements for those periods are also unaudited. The results for the three months ended March 31, 1996 are not necessarily indicative of results of operations for the year ending December 31, 1996.


Revenue Recognition
         Revenue is recognized as product is shipped to customers.

Inventories
         Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

Property, Plant and Equipment
         Property, plant and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are relieved, and any resulting gain or loss is recognized.
         Depreciation is computed on the straight-line method over the estimated useful lives of the assets. The useful life for buildings is 40 years and the useful lives range from 7 to 15 years for machinery and equipment, 3 to 7 years for molds and transportation equipment and 5 to 7 years for furniture and office equipment. Leasehold improvements are amortized over the lesser of the useful life of the related asset or the remaining lease term.

Concentration of Credit Risk
         Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. This risk is limited by the Company's large number of customers and their dispersion, both geographically and across many industry lines. Sales to one customer amounted to $3,396,000 (11% of net sales) in the year ended December 31, 1994. There were no individual customers that represented over 10% of net sales for the years ended December 31, 1995 and 1993. One customer represented 16% of trade accounts receivable at December 31, 1995.

Cash and Cash Equivalents
         For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's investment portfolio at December 31, 1995 consisted of short-term investment funds which are included in the Company's cash and cash equivalents. The cost and fair market value of such securities at December 31, 1995 and 1994 was $3,156,000 and $5,299,000,
respectively.

Earnings Per Common and Common Equivalent Share
         Earnings per common and common equivalent share is calculated using the weighted average number of common shares outstanding and equivalent common shares derived from the inclusion of dilutive stock options and warrants.
Prior to the October 1993 initial public offering, common stock equivalents included all options granted at prices below the expected offering price of $12 in the twelve months prior to the offering.

Accounting for Stock-Based Compensation
         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), effective for years beginning after December 15, 1995. For purposes of recording expense associated with stock-based compensation, the Company intends to continue to apply the provisions of APB Opinion 25 and related interpretations. The effect of adoption of SFAS 123 in the year ending December 31, 1996 will be immaterial.


NOTE 3 - ACQUISITION OF AMERICAN SAFETY CLOSURE CORP.

         On January 5, 1995, SEDA and American Safety Closure Corp., a New York corporation ("ASC") entered into a "Merger Agreement", pursuant to which each stockholder of ASC would receive one share of the Company's common stock for every eight shares of ASC common stock owned by such stockholders. In lieu of receiving SEDA's common stock, each such stockholder would have the option of receiving $1.50 in cash for each share of ASC common stock so held. Approximately 3,064,000 shares of ASC were outstanding as of that date (including 30,000 warrants). This agreement was subsequently amended on June 22, 1995, and August 21, 1995, as discussed below.
         On January 5, 1995, in connection with the proposed merger, SEDA acquired an irrevocable proxy (the "Management Proxy") with respect to an aggregate of 1,656,127 shares of ASC common stock, or approximately 54% of ASC's then outstanding common stock, from ASC Managing Partners, a general partnership. The Management proxy and the ASC shares were placed into escrow together with $1,050,000 cash from SEDA and 82,500 shares of SEDA's common stock, pursuant to the terms of an escrow agreement, which provided in part that the Management Proxy and shares would not be released until the earlier of the date of a vote by ASC's stockholders on the merger or July 5, 1995. On the same date, SEDA acquired irrevocable proxies with respect to an aggregate of 339,000 additional shares of ASC common stock (the "Employee Proxies") from certain employees of ASC.
         On January 5, 1995, SEDA also entered into a "Management Agreement" with ASC. The Management Agreement gave SEDA the authority to manage ASC with the objective of using SEDA's good faith best efforts to maximize the profits of ASC. The Management Agreement also provides that in consideration for said management services, SEDA shall be entitled to receive an amount equal to the profits, if any, (determined by reference to net income determined in accordance with generally accepted accounting principles) generated during the term of the Management Agreement. The Management Agreement continues in effect until the closing of the contemplated merger. Prior to June 22, 1995, the date at which the Company began consolidating the operations of ASC, the management fee under this agreement was insignificant.
         On January 5, 1995, SEDA also acquired certain equipment formerly leased to ASC by KGE Leasing Associates, Inc. (KGE), a corporation controlled by certain principal stockholders of ASC. The equipment was acquired for an aggregate cash purchase price of $1,525,000. From January 5, 1995 to June 22, 1995, SEDA made loans to ASC aggregating $625,000. On June 22, 1995, ASC issued 6,192,000 new shares of ASC common stock to SEDA in exchange for the cancellation of $497,000 in indebtedness owed by ASC to SEDA and for the contribution to ASC of the equipment that SEDA had acquired from KGE and that ASC had been leasing from SEDA. These shares, together with 102,000 shares that SEDA acquired on the open market, gave SEDA approximately 68% of the outstanding shares of ASC at June 22, 1995.
         On June 22, 1995, the Merger Agreement was amended to modify the consideration that each ASC shareholder would receive to one share of the SEDA's common stock for each 24.512 shares of ASC common stock. On June 23, 1995, SEDA filed an action in the U.S. District Court for the Southern District of New York against ASC and other defendants seeking a recision of the merger agreement and, in the alternative, a declaration by the Court that the Merger Agreement be amended with the consent of both Boards of Directors without the consent of any other parties. The stock and cash in escrow were distributed in accordance with the escrow instructions on July 5, 1995, but were still subject to the court proceedings as SEDA continued to dispute the legal rights of ASC Managing Partners to cause the disbursal of the cash and stock in said escrow.

         On August 21, 1995, the Merger Agreement was again amended to modify the consideration that each ASC shareholder would receive back to one share of SEDA's common stock for each eight shares of ASC common stock, as originally contemplated, in anticipation of a settlement of the litigation stemming from this acquisition. The cash option of $1.50 per share, however, was not reinstated. On October 24, 1995, all litigation related to the ASC acquisition was, with the consent of all parties, dismissed with prejudice. As a result of these transactions, the Company's ownership has increased to approximately 86% of the outstanding ASC common stock, and it is proceeding with the required steps to acquire the remaining outstanding shares of ASC.
         This transaction has been accounted in the accompanying financial statements using the purchase method of accounting; accordingly, the cost of the acquisition to date of $3,551,000 in cash plus $650,000 for 82,500 shares of SEDA common stock (valued at $7 7/8, the fair value at July 5, 1995) was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. ASC's results of operations have been included in the Company's consolidated results since June 22, 1995.
         A summary of the purchase price allocation as reflected in the accompanying consolidated financial statements is as follows:

(In thousands)
Net working capital deficit                                                                                 $(1,943)
Property, plant and equipment                                                                                 6,989
Deferred income taxes                                                                                           637
Other assets                                                                                                    222
Long-term debt                                                                                               (1,403)
Minority interest in consolidated subsidiary                                                                   (301)
                                                                                                            -------
Total investment (including $102 invested in 1994)                                                          $ 4,201
                                                                                                            =======


         The following table presents the unaudited pro forma results of operations as if SEDA had acquired approximately 86% of ASC at the beginning of each respective year presented. The pro forma information for the year ended December 31, 1995, combines the Company's consolidated results of operations for that period with the unaudited results of ASC for the period January 1, 1995 to June 22, 1995, since ASC results for the period June 22, 1995 to December 31, 1995, are already reflected in the Company's consolidated results. The pro forma information for the year ended December 31, 1994, combines SEDA's results of operations with the unaudited ASC results of operations for that period. The pro forma information gives effect to certain pro forma adjustments, such as additional depreciation and amortization and the elimination of $2.2 million of certain non-recurring charges included in ASC's 1994 results that would have been recorded prior to the merger and that are directly related to the merger, including executive employment agreement termination costs, incentive awards related to the merger agreement, non-compete agreements and consulting fees related to the merger. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition actually been made as of those dates or of results which may occur in the future.

                                                                                                    December 31,
                                                                                               ---------------------
(In thousands except per share data)                                                              1995         1994
                                                                                               ---------------------
                                                                                                    (Unaudited)
Net sales                                                                                      $45,748      $39,887
Net income                                                                                       3,971        3,925
Earnings per common and common equivalent share                                                   0.78         0.75

NOTE 4 - INVENTORIES


                                                                  March 31,                          December 31,
                                                                    1996                        -------------------
(In thousands)                                                   (Unaudited)                     1995         1994
                                                                 --------------------------------------------------
Finished goods                                                      $2,736                      $2,771       $1,102
Work-in-process                                                      1,455                       1,845        1,223
Raw materials                                                        2,654                       2,542        1,527
                                                                 --------------------------------------------------
                                                                    $6,845                      $7,158       $3,852
                                                                 ==================================================



NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

                                                                                                    December 31,
                                                                                              ---------------------
(In thousands)                                                                                   1995         1994
                                                                                              ---------------------
Land                                                                                          $  2,727      $ 2,555
Buildings and improvements                                                                       6,071        4,734
Machinery and equipment                                                                         38,427       29,322
Molds                                                                                            6,492        2,790
Furniture and office equipment                                                                     484          252
Transportation equipment                                                                           185          137
                                                                                              ---------------------
                                                                                                54,386       39,790
Less accumulated depreciation                                                                  (11,044)      (7,327)
                                                                                              ---------------------
                                                                                              $ 43,342      $32,463
                                                                                              =====================


         Property under capital lease, primarily machinery and equipment included above, aggregated $2,499,000 at December 31, 1995 and $2,022,000 at December 31, 1994. Included in accumulated depreciation are amounts related to property under capital lease of $706,000 and $535,000 at December 31, 1995 and 1994, respectively. Depreciation expense charged to operations was $3,726,000, $2,281,000 and $1,427,000 in 1995, 1994 and 1993, respectively, which included
$171,000, $152,000 and $111,000, respectively, pertaining to property under capital lease.


NOTE 6 - OTHER ASSETS

                                                                                                   December 31,
                                                                                              ---------------------
(In thousands)                                                                                   1995         1994
                                                                                              ---------------------
Equipment deposits                                                                            $    448       $1,173
Patents and other intangibles, net of $31,000 accumulated amortization                             187            -
Deferred acquisition costs (Note 3)                                                                175          102
Investment in Tube Tech (Note 11)                                                                  105          105
Other                                                                                               74           (5)
                                                                                              ---------------------
                                                                                              $    989       $1,375
                                                                                              =====================


         Deferred acquisition costs represent direct incremental costs associated with the acquisition of the remaining minority interest in ASC (Note
3).

NOTE 7 - INCOME TAXES

         Prior to its initial public offering (Note 10), SEDA elected to be taxed as an S Corporation for both federal and state income tax purposes, and, as a result, was not subject to federal taxation and was subject to state taxation on income at a reduced rate (2.5%). Therefore, no asset or liability for federal income taxes was included in the historical financial statements for the period prior to the offering because the individual shareholders were liable for federal and state income taxes on their allocated portions of SEDA's taxable income. Upon completion of the offering, the Company's S Corporation status for income tax purposes terminated. The termination of the Company's S Corporation election resulted in the establishment of a net deferred tax liability calculated at normal federal and state income tax rates, causing a one-time, non-cash charge against earnings of $1,563,000 for additional income tax expense.. The accompanying statement of income also includes a pro forma income tax provision, using a tax rate of 35.9% for 1993, to reflect the estimated income tax expense of SEDA as if it had been subject to normal federal and state income taxes for all of 1993.
         The Company's historical provision for income taxes for the three years ended December 31, 1995 is comprised of the following:

(In thousands)                                                                       1995         1994         1993
                                                                                   --------------------------------

Current tax expense:
Federal                                                                            $1,127       $1,233       $  158
State                                                                                 253           24          143
                                                                                   --------------------------------
Total current                                                                       1,380        1,257          301
                                                                                   --------------------------------
Deferred tax expense:
Federal                                                                             1,005        1,105          238
State                                                                                (434)        (194)        (216)
Deferred tax provision resulting from termination of S Corporation status               -            -        1,563
                                                                                   --------------------------------
Total deferred                                                                        571          911        1,585
                                                                                   --------------------------------
Tax benefit from stock option plan                                                      -           98            -
                                                                                   --------------------------------
Total provision for income taxes                                                   $1,951       $2,266       $1,886
                                                                                   ================================


         Deferred tax liabilities (assets) are comprised of the following at December 31:

(In thousands)                                                                     1995         1994         1993
                                                                                 ----------------------------------
Property, plant & equipment                                                      $ 4,472       $3,677       $2,285
Revitalization Zone tax credits                                                   (1,264)        (643)        (239)
Inventory valuation                                                                 (383)        (352)        (136)
Accounts receivable valuation                                                       (120)         (80)        (100)
Other                                                                               (117)          45          (96)
                                                                                 ----------------------------------
                                                                                 $ 2,588       $2,647       $1,714
                                                                                 ==================================


         The Company records the benefit of Revitalization Zone tax credits in the year earned; such credits begin expiring in the years 2009 and 2010.
         The provision for income taxes (pro forma provision in 1993) differs from the amount of income tax determined by applying the applicable US statutory income tax rate to income before income taxes as a result of the following differences:

(In thousands)                                                                       1995         1994         1993
                                                                                   --------------------------------
Federal tax computed at statutory rate                                             $2,069       $2,417       $2,272
State taxes, net of federal benefit                                                   374          437          409
Revitalization Zone tax credits                                                      (923)        (764)        (282)
Other                                                                                 431          176            -
                                                                                   --------------------------------
Total provision for income taxes (pro forma in 1993)                               $1,951       $2,266       $2,399
                                                                                   ================================

NOTE 8 - DEBT

Bank Credit Agreement
         On June 21, 1995, the Company modified its credit agreement with a bank which provides financing of up to $24.5 million, consisting of a $17.5 million term loan commitment for equipment financing ("equipment term loans - bank") and a $7 million revolving line of credit. The agreement expires June 30, 1997. All amounts borrowed under the revolving line of credit are due and payable upon expiration; as of December 31, 1995 $1,520,000 was outstanding under the revolving line of credit. Term loans are to be repaid over periods of up to five years. The term loans and line of credit are collateralized by a general first priority lien on all the assets of the Company except certain property, plant and equipment where the bank's security interest is subordinated to the holders of the Company's building and equipment notes payable. The term loan amount available to the Company at December 31, 1995, for additional borrowing was $6,300,000.
         Interest on the revolving line of credit is payable monthly at an annual rate equal to the bank's prime rate or, at the Company's option, 1.2% above the London Interbank Offered Rate (LIBOR). At December 31, 1995, the interest rate in effect was 8.5%. Interest on the term loans is at varying rates, at the Company's option, of from 1.5% to 1.75% above the bank's certificate of deposit rate or LIBOR for an agreed-upon time period.
         The Company must comply with covenants set forth in the agreement which require, among other restrictions, that the Company maintain minimum levels of tangible net worth (which effectively limited the amount available for the payment of dividends at December 31, 1995 to $235,000), working capital and net income and certain minimum financial ratios and that the Company restrict the incurrence of additional debt without the bank's consent.

Long-Term Debt
         Long-term debt is comprised of the following (average rate refers to the weighted average interest rate in effect for each debt category at December 31, 1995):

                                                                                                   December 31,
                                                                                               --------------------
(In thousands)                                                                                    1995         1994
                                                                                               --------------------
Building mortgages                (average rate - 8.4%)                                        $ 4,550     $  3,624
Equipment term loans - bank       (average rate - 7.3%)                                          9,816        5,085
Equipment notes - other           (average rate - 7.7%)                                          1,355        1,503
Other long-term debt              (average rate - 7.0%)                                            314            -
                                                                                               --------------------
                                                                                                16,035       10,212
Less current portion                                                                            (3,582)      (1,704)
                                                                                               --------------------
                                                                                               $12,453     $  8,508
                                                                                               ====================


         The mortgages, notes and other long-term debt are payable to banks, other financial companies and government agencies in monthly installments through October 2003, currently approximating $371,000 plus a payment in December 1997 of $3.1 million on one of the building mortgages. The building mortgages are secured by land and buildings with a net book value at December 31, 1995 of $8,413,000; the equipment term loans - bank are secured as discussed above; and the equipment notes - other are secured by equipment with a net book value of $1,932,000 at December 31, 1995. Aggregate maturities of long-term debt over the next five years are as follows:


(In thousands)
1996                                                                                          $ 3,582
1997                                                                                            6,498
1998                                                                                            2,632
1999                                                                                            2,163
2000                                                                                              684
After 2000                                                                                        476
                                                                                              -------
                                                                                              $16,035
                                                                                              =======

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases
         The Company leases certain machinery and equipment under capital and operating leases expiring in various years through 1999. The Company incurred $96,000, $222,000, and $1,138,000 in operating lease expense during the years ended December 31, 1995, 1994 and 1993, respectively. Generally, the Company's capital leases include purchase options at the end of the lease term.
         Minimum lease commitments under non-cancelable leases at December 31, 1995, are as follows:

                                                                                               Capital    Operating
(In thousands)                                                                                  Leases       Leases
                                                                                             ----------------------
1996                                                                                         $     568     $     96
1997                                                                                               497           87
1998                                                                                               314            9
1999                                                                                                54            -
                                                                                             ----------------------
Total minimum lease payments                                                                     1,433    $     192
                                                                                                          =========
Less amount representing interest                                                                 (135)
                                                                                             ---------
Present value of minimum lease payments                                                          1,298
Less current portion                                                                              (493)
                                                                                             ---------
                                                                                             $     805
                                                                                             =========


NOTE 10 - STOCKHOLDERS' EQUITY

Initial Public Offering
         Effective October 26, 1993, SEDA sold 1,840,000 shares of its common stock to the public at a price of $14 per share. Net proceeds to SEDA were $23,090,000 after deduction of the underwriting discount of $1,803,000 and expenses related to the offering of $886,000. SEDA also issued warrants to the underwriters of its public offering, exercisable for three years, to purchase 150,000 shares of common stock at an exercise price equal to the greater of $16.80 or the closing price of SEDA's common stock on the date of exercise, less $10.

Reincorporation
         On July 19, 1994, SEDA's stockholders approved the reincorporation of SEDA in the state of Delaware. Such reincorporation was effected on August 1, 1994. As a result of the reincorporation, each outstanding share of SEDA's no par value common stock was exchanged for 1 share of $0.001 par value common stock of the Delaware corporation. Stockholders' equity amounts related to common stock, contributed capital and capital in excess of par value were adjusted to give retroactive effect to the reincorporation.

Stock Options
         In September 1993, the Company adopted its 1993 Incentive and Nonstatutory Stock Option Plan ("the Plan") and subsequently amended it in July 1994. The Plan will terminate after 10 years. A total of 1,000,000 shares of the Company's Common Stock have been reserved for issuance under the Plan. The Plan provides for the grant of incentive stock options to employees of the Company and non-qualified stock options to employees, officers, directors and consultants of the Company. The plan is administered by a committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the option's vesting period.
         The exercise price of all options granted under the Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Plan is 10 years. With respect to any participant who owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any option must be at least equal to 110% of the fair market value on the date of grant.

                                                              Option Price                                 Available
                                                                per Share      Outstanding   Exercisable   for Grant
                                                             -------------------------------------------------------
Plan creation - 1993                                                       -            -            -       700,000
Options granted                                              $10.00 - $14.00      333,500            -      (333,500)
Became exercisable                                           $10.00 - $14.00            -      272,125             -
                                                             -------------------------------------------------------
Balance at December 31, 1993                                 $10.00 - $14.00      333,500      272,125       366,500
Plan amendment                                                             -            -            -       300,000
Options granted                                              $12.50 - $13.75       96,000            -       (96,000)
Became exercisable                                           $12.50 - $14.00            -       61,125             -
Exercised                                                         $10.00          (15,000)     (15,000)            -
                                                             -------------------------------------------------------
Balance at December 31, 1994                                 $10.00 - $14.00      414,500      318,250       570,500
Options granted                                              $10.00 - $12.31      377,000            -      (377,000)
Became exercisable                                           $10.00 - $14.00            -      342,875             -
                                                             -------------------------------------------------------
Balance at December 31, 1995                                 $10.00 - $14.00      791,500      661,125       193,500
                                                             =======================================================

Note 11 - Related Party Transactions

         The Company, 2501 West Rosecrans, Inc., Tube Tech Corporation of Delaware and Pacific Atlantic Brokerage, Inc. are related parties because a common stockholder holds or held a substantial ownership interest in each of the companies, and Shapour Sedaghat, former Chairman of the Company, is a related party because of his ownership interest in the Company.
         2501 West Rosecrans, Inc. was 100% owned by one of the Company's principal stockholders. On April 20, 1994, the Company acquired from 2501 West Rosecrans, Inc. the building and real estate comprising its manufacturing facilities and corporate headquarters, at a cost of approximately $6.3 million, which approximated fair market value, in exchange for a promissory note in the principal amount of $1.6 million, bearing interest at 6% per annum, and the Company's assumption of the existing five-year note due to a financial institution in the principal amount of approximately $4.7 million, bearing interest at 8.5% per annum. At the closing of the transaction, the Company paid $1 million to the financial institution to reduce the amount outstanding on the five- year note. Prior to this transaction, the Company leased the facility from 2501 West Rosecrans, Inc. and paid rent to 2501 West Rosecrans, Inc. of $219,000 in 1994 and $656,000 in 1993.
         Tube Tech Corporation of Delaware (Tube Tech) was 50% owned by one of the Company's principal stockholders until the Company acquired his 50% interest in July 1993 for $90,000. Tube Tech became an exclusive sales representative of the Company in 1992 for selected plastic tube products customers. Total commissions paid by the Company to Tube Tech for the years ended December 31, 1995, 1994 and 1993 were $294,000, $496,000 and $292,000, respectively. The Company's investment in Tube Tech is accounted for using the equity method of accounting for investments.
         Pacific Atlantic Brokerage, a corporation majority owned by one of the Company's principal stockholders, provides freight forwarding services to the Company. The cost of these services provided by Pacific Atlantic Brokerage to the Company and charged to operations amounted to $911,000 in 1995, $636,000 in 1994 and $396,000 in 1993.
         In 1995, the Company paid $70,000 to Shapour Sedaghat for consulting services after his retirement from the Company.
          As of December 31, 1995 and 1994, in the aggregate the Company owed $136,000 and $1,704,000, respectively, to these related parties, which at December 31, 1994 included $1.6 million owed to 2501 West Rosecrans, Inc. related to the Company's facility.

SEDA SPECIALTY PACKAGING CORP.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS



                                                           Additions
                                              Balance at   charged to                                  Balance at
                                             beginning of  costs and          ASC                        end of
Description                                     period      expenses      Acquisition   Deductions       period
- -----------                                     ------      --------      -----------   ----------       ------
Allowance for Doubtful Accounts
     Receivable:


     Year ended December 31, 1995              $200,000       $375,000       $112,000       $263,000(1)    $424,000

     Year ended December 31, 1994               250,000         22,000              -         72,000(1)     200,000

     Year ended December 31, 1993                88,000        182,000              -         20,000(1)     250,000


_______________________

(1)      Represents write-offs of bad debts

                      THIS PAGE INTENTIONALLY LEFT BLANK.

INDEX TO FINANCIAL STATEMENTS

AMERICAN SAFETY CLOSURE CORP.

Independent Auditors' Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-19
Consolidated Balance Sheet  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-21
Consolidated Statement of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-22
Consolidated Statement of Changes in Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . F-23
Consolidated Statement of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-24
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-25

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders
American Safety Closure Corp. and Subsidiary


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of American Safety Closure Corp. and Subsidiary at April 30, 1995, and the results of their operations and their cash flows for the fiscal year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficit of $2,107,000 and is in default on its line of credit and certain of its other debt agreements making such debt callable upon demand by the respective lenders. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PRICE WATERHOUSE LLP
Costa Mesa, California
August 14, 1995, except for
Notes 3 and 10, as to which the
date is August 21, 1995

INDEPENDENT AUDITOR'S REPORT




To the Board of Directors and Stockholders
American Safety Closure Corp.


We have audited the accompanying consolidated balance sheet of American Safety Closure Corp. and Subsidiary as of April 30, 1994, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Safety Closure Corp. and Subsidiary as of April 30, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                            URBACH KAHN & WERLIN PC



Glens Falls, New York
June 17, 1994

                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET

                                                                               April 30,                January 31,
                                                                                                           1996
                                                                                                           ----
                                                                          1994            1995          (unaudited)
                                                                          ----            ----
                           Assets
                           Current assets
                              Cash and cash equivalents             $  197,000
                              Accounts receivable, net
                                  allowance for doubtful accounts
                                  of $109,000 and $45,000
                                                                     1,416,000       $1,294,000        $1,883,000
                              Inventories (Note 4)                   1,438,000        1,760,000         1,895,000
                              Prepaid expenses and other
                                  current assets                       143,000          154,000            74,000
                                                                       -------          -------            ------
                                  Total current assets               3,194,000        3,208,000         3,852,000
                              Property, plant, and equipment,
                                  net (Note 5)                       3,904,000        3,870,000         5,103,000
                              Patents, net of accumulated
                                  amortization of $350,000 and         225,000          195,000           174,000
                                  $275,000
                              Other assets                             135,000           36,000            12,000
                                                                       -------           ------            ------
                                                                    $7,458,000       $7,309,000        $9,141,000
                                                                    ==========       ==========        ==========
                           Liabilities and Stockholders' Equity

                           Current liabilities
                              Accounts payable                      $  907,000      $ 1,392,000        $1,332,000
                              Accrued liabilities                      496,000          664,000         1,233,000
                              Line of credit (Note 6)                1,238,000        1,441,000                --
                              Current portion of long-term debt
                                  and capital lease obligations
                                  (Notes 7 and 10)                     557,000        1,293,000           810,000
                              Due to SEDA (Note 3)                                      525,000         1,648,000
                                                                      --------          -------         ---------
                                     Total current liabilities       3,198,000        5,315,000         5,023,000
                                                                     ---------        ---------         ---------
                              Long-term debt and capital lease
                                  obligations, net of current
                                  portion (Notes 7 and 10)           2,378,000        1,481,000         1,572,000
                                                                     ---------        ---------         ---------
                              Preferred stock of subsidiary            460,000          445,000           445,000
                                                                       -------          -------           -------
                              Commitments and contingencies (Note
                              10)
                              Stockholders' equity (Note 11)
                                  Common stock, par value $.30
                                  per share, authorized
                                  15,000,000 shares, 3,002,240
                                  and 1,441,212 shares issued and
                                  outstanding at April 30, 1995
                                  and 1994, respectively,
                                  excluding shares held in treasury    432,000          901,000         2,760,000
                              Additional paid-in capital             8,445,000       10,317,000        10,491,000
                              Accumulated deficit                   (7,455,000)     (11,127,000)      (11,127,000)
                              Less treasury stock, at cost,
                                  15,000 shares                           --            (23,000)          (23,000)
                                                                       -------          --------          --------
                                     Total stockholders' equity      1,422,000           68,000         2,101,000
                                                                     ---------           ------         ---------
                                                                    $7,458,000       $7,309,000        $9,141,000
                                                                    ==========       ==========        ==========





  The accompanying notes are an integral part of these consolidated financial statements.

           AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY CONSOLIDATED
                            STATEMENT OF OPERATIONS


                                                                  For the year ended                 Nine months ended
                                                                      April 30,                         January 31,
                                                                      ---------                         -----------

                                                                 1994            1995              1995             1996
                                                                 ----            ----              ----             ----
                                                                                                        (unaudited)
                  Net sales                                $10,114,000      $8,142,000        $6,150,000        $7,413,000

                  Cost of sales                              8,255,000       7,234,000         5,429,000         5,551,000
                                                             ---------       ---------         ---------         ---------
                     Gross profit                            1,859,000         908,000           721,000         1,862,000

                  Selling, general and administrative
                     expenses                                1,698,000       4,200,000         3,729,000           817,000

                  Non-recurring charges (Note 12)              761,000              --                --                --
                                                               -------         -------           -------           -------

                     Operating (loss) income                  (600,000)     (3,292,000)       (3,008,000)        1,045,000

                  Other expenses:

                     Interest expense                          336,000         380,000           270,000           291,000

                     Management Fee                                 --              --                --           754,000
                                                             ---------    ------------          --------           -------
                     Net (loss) income                       $(936,000)    $(3,672,000)      $(3,278,000)          $     0
                                                             ==========    ============      ============          =======

                  Net loss per common share                 $   (0.69)      $   (1.84)         $  (1.97)          $   0.00
                                                            ==========      ==========         =========          ========


                  Weighted average number of
                     common shares outstanding               1,358,000       1,996,000         1,667,000         8,003,000
                                                             =========       =========         =========         =========





  The accompanying notes are an integral part of these consolidated financial statements.

                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED APRIL 30, 1995 AND 1994

                                                                             Additional
                                                        Common Stock          Paid-in    Accumulated     Treasury
                                                    Shares      Amount        Capital      Deficit        Stock          Total
                                                  ---------   ----------   -----------  ------------   -----------   ------------
Balances at April 30, 1993                        1,175,000   $  353,000   $ 7,009,000  $ (6,519,000)                $    843,000
  Issuance of common stock for cash                  53,000       16,000       244,000                                    260,000
  Issuance of common stock for exercise
    of warrants                                     141,000       42,000       647,000                                    689,000

  Issuance of common stock to officers,
     directors and employees for services
     rendered and bonuses                            17,000        5,000        13,000                                     18,000
  Conversion of subsidiary preferred stock
     for common stock                                55,000       16,000       532,000                                    548,000
  Net loss for the year ended April 30, 1994                                                (936,000)                    (936,000)
                                                  ---------   ----------   -----------  ------------     ---------   ------------
 Balances at April 30, 1994                       1,441,000      432,000     8,445,000    (7,455,000)                   1,422,000
    Issuance of common stock to officers
       and directors pursuant to severance
       agreements                                 1,148,000      344,000     1,378,000                                  1,722,000
    Issuance of common stock to officers,
       directors and employees for services
       rendered and bonuses                         412,000      124,000       480,000                                    604,000

    Repurchase of common stock                      (15,000)                                             $ (23,000)       (23,000)

    Conversion of subsidiary preferred stock
       for common stock                               2,000        1,000        14,000                                     15,000
    Net loss for the year ended April 30, 1995                                            (3,672,000)                  (3,672,000)
                                                  ---------   ----------   -----------  ------------     ---------    -----------
 Balances at April 30, 1995                       2,988,000      901,000    10,317,000   (11,127,000)      (23,000)        68,000
 Unaudited data:
    Issuance of common stock to purchase
       machinery and equipment                    4,670,000    1,401,000       124,000                                  1,525,000
    Issuance of common stock in exchange for
       cancellation of indebtedness               1,522,000      457,000        40,000                                    497,000
    Issuance of common stock for services
       rendered                                      21,000        1,000        10,000                                     11,000
    Net income for the nine months ended
       January 31, 1996                                  --           --            --           -0-            --            -0-
                                                  ---------   ----------   -----------  ------------      --------    ----------
 Balances at January 31, 1996                     9,201,000   $2,760,000   $10,491,000  $(11,127,000)     $(23,000)   $2,101,000
                                                  =========   ==========   ===========  ============      ========    ==========





  The accompanying notes are an integral part of these consolidated financial statements.

                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 For the year ended                  Nine months ended
                                                                      April 30,                         January 31,
                                                                      ---------                         -----------

                  Cash flows from operating activities          1994           1995            1995                 1996
                                                               ------         ------          ------               ------
                                                                                                        (unaudited)
                     Net (loss) income                       $(936,000)    $(3,672,000)      $(3,278,000)         $    -0-
                                                             ----------    ------------      ------------         --------
                     Adjustments to reconcile net loss
                         to net cash provided by (used
                         in) operating activities:
                     Depreciation and amortization             591,000         604,000           441,000           546,000
                     Provision for bad debts                    48,000          64,000            18,000            15,000
                     Common stock issued for services
                         rendered, severance agreements
                         and bonuses                            19,000       2,326,000         2,325,000            11,000
                     Realized loss on write-down of
                         equity securities                          --          21,000                --                --
                     Provision for inventory write
                         down                                  194,000              --                --                --
                     Loss on sale of equipment                      --          36,000            12,000                --
                     Write-off of other assets                 176,000              --                --                --
                  Changes in assets and liabilities:
                     Accounts receivable                      (113,000)         58,000           563,000          (604,000)
                     Inventories                                40,000        (322,000)         (264,000)         (135,000)

                     Prepaid expenses and other assets          28,000          61,000            42,000            80,000
                     Accounts payable and accrued
                         liabilities                           (15,000)        653,000           514,000           509,000
                                                               --------        -------           -------           -------
                         Total adjustments                     968,000       3,501,000         3,651,000           422,000
                                                               -------       ---------         ---------           -------
                         Net cash provided by
                            (used in) operating
                            activities                          32,000        (171,000)          373,000           422,000
                                                                ------        ---------          -------           -------
                  Cash flows from investing activities:
                     Capital expenditures                     (220,000)       (198,000)         (185,000)         (208,000)
                     Proceeds from sale of equipment                             2,000            13,000                --
                     Investments                               (20,000)           --                  --                --
                                                               --------        -------          --------           -------
                         Net cash used in investing
                            activities                        (240,000)       (196,000)         (172,000)         (208,000)
                                                              ---------       ---------         ---------         ---------
                  Cash flows from financing activities:
                     Principal payments on long-term
                         debt and capital lease               (534,000)       (535,000)         (444,000)         (393,000)
                         obligations
                     Issuance of long-term debt                100,000              --                --                --
                     Net increase (payments) on line
                         of credit                            (157,000)        203,000            47,000        (1,441,000)
                     Proceeds from SEDA loan                                   525,000                --         1,620,000
                     Net proceeds from issuance of
                         common stock                          949,000              --                --                --
                     Treasury stock acquired                      --           (23,000)               --                --
                                                               -------         --------          -------           -------
                         Net cash provided by
                            financing activities               358,000         170,000          (397,000)         (214,000)
                                                               -------         -------          ---------         ---------
                  Net increase (decrease) in cash and
                     cash equivalents                          150,000        (197,000)         (196,000)              -0-

                  Cash and cash equivalents at the
                     beginning of the period                    47,000         197,000           197,000               -0-
                                                                ------         -------           -------          --------
                  Cash and cash equivalents at the end
                     of the period                            $197,000        $    -0-            $1,000             $ -0-
                                                              ========        ========            ======             =====
                  Supplemental disclosures of cash flow
                    information

                     Cash paid for interest                   $336,000        $346,000          $270,000          $223,000
                                                              ========        ========          ========          ========
                  Non-cash investment and financing activities
                     Exchange of subsidiary preferred
                         stock for common stock               $548,000         $15,000           $15,000                --
                     Equipment acquired under capital
                         lease arrangements                    330,000        $374,000          $370,000                --
                     Equipment obtained through
                         issuance of common stock                   --              --                --        $1,525,000
                     Reduction in loan from SEDA for
                         issuance of common stock                   --              --                --          $497,000





  The accompanying notes are an integral part of these consolidated financial statements.

                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     NATURE OF BUSINESS AND BASIS OF PRESENTATION


NATURE OF BUSINESS AND OWNERSHIP

       American Safety Closure Corp. (the "Company"), a New York corporation, develops, manufactures, and assembles tamper-evident plastic closures and sells these products to a diverse group of customers in the food, beverage, and cosmetics industries primarily located in the eastern United States.

       During fiscal 1989, the Company, through a wholly-owned subsidiary, acquired substantially all of the assets and assumed substantially all of the liabilities of Arpak Plastics, Inc. (Arpak), which had filed for protection from creditors under Chapter 11 of the Bankruptcy Code. Arpak, located in Plattsburgh, New York, is a 28-year old manufacturer of plastic closures, jars and vials.

       On January 5, 1995, the Company and SEDA Specialty Packaging Corp.
(SEDA) entered into a "Merger Agreement", subsequently amended on June 22, 1995 and August 21, 1995, pursuant to which SEDA would acquire all of the Company's common stock held by certain shareholders, representing approximately 90% of the Company's total common stock shares outstanding. See Note 3 for further discussion of the merger.

BASIS OF PRESENTATION

       The Company has suffered recurring losses from operations, has a working capital deficit of $2,107,000 at April 30, 1995, and is in default on its line of credit agreement and certain of its other debt agreements. Borrowings under these agreements are callable immediately by the respective lenders. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company will be able to continue operations in its present form based on its present resources and a combination of its efforts to secure alternative financing, increase its sales levels and implement cash conservation strategies. Management views the acquisition of a majority of the Company's common stock by SEDA as a positive step towards securing additional financial and operational improvements.

       The Company's financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be required to realize its assets and liquidate its liabilities, contingent liabilities and commitments in other than the normal course of business at amounts different from those in the financial statements.

UNAUDITED INTERIM INFORMATION

       The accompanying consolidated balance sheet at January 31, 1996, and the consolidated statements of operations and cash flows for the nine month periods ended January 31, 1996 and 1995, and the consolidated statement of changes in stockholders' equity for the nine month period ended January 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. All significant intercompany transactions have been eliminated. The data disclosed in these notes to financial statements for these periods are also unaudited. The results for the nine months ended January 31, 1996 are not necessarily indicative of the results of operations for the year ending April 30, 1996.

FOURTH QUARTER ADJUSTMENTS

       The aggregate effect of year end April 30, 1995 adjustments is to increase the net loss by $260,000 and is reflected in the results of the fourth quarter. These adjustments related primarily to management's periodic review of estimates and judgements involving inventory values, the allowance for doubtful accounts, the impairment of an investment and contingent liabilities.

       These adjustments have an immaterial effect on the first three quarters of the year ended April 30, 1995.

2.     A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

       The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant, intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

       Revenues are recognized when products are shipped to customers.

CASH AND CASH EQUIVALENTS

       Cash and cash equivalents include highly liquid debt instruments with original maturities of three months or less.

INVESTMENTS

       In fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), which requires that investments in debt and equity securities be reported at fair market value. During 1994, the Company recognized a loss of $21,000 for the write-down of equity securities which were deemed to be permanently impaired. At April 30, 1995, the Company's investment in equity securities totaled $4,000.

INVENTORIES

       Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the related assets (generally five to 10 years for equipment and 33 years for buildings). Depreciation is computed principally on the straight-line method.

CONCENTRATION OF CREDIT RISK

       Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. This risk is limited by the Company's large number of customers and their dispersion across industry lines.

       Sales to one customer amounted to $837,000 (10% of net sales) for the fiscal year ended April 30, 1995, while sales to a different customer amounted to $1,300,000 (13% of net sales) for the year ended April 30, 1994.

PATENTS

       The cost of patents (which includes patent acquisition costs and certain legal fees) is being amortized on a straight-line basis over the estimated useful lives of the assets ranging from 5-17 years. Periodically, the Company evaluates the recoverability of intangibles based on estimated undiscounted future cash flows from operating activities compared with the carrying values of the intangibles.

INCOME TAXES

       Deferred income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 requires the liability method for accounting for income taxes. This method mandates the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The adoption of SFAS 109, effective January 1, 1993, did not have a material impact on the Company's consolidated financial statements or financial position.

NET LOSS PER SHARE

       Net loss per common share was computed based on the weighted average number of the Company's common shares outstanding during the fiscal years ended April 30, 1995 and 1994. Common stock equivalents were not considered in the net loss per share calculation because the effect on the net loss per share would be antidilutive.

RECLASSIFICATIONS

       Certain amounts in the 1994 financial statements have been reclassified to conform with the 1995 presentation.

3.     MERGER AGREEMENT WITH SEDA SPECIALTY PACKAGING CORP. (SEDA)

       On January 5, 1995, the Company and SEDA entered into an agreement to merge the Company with SEDA (the "Merger Agreement"), pursuant to which each stockholder of the Company would receive one share of SEDA's common stock for every eight shares of the Company's common stock owned by such stockholders.
In lieu of receiving SEDA's common stock, each such stockholder would have the option of receiving $1.50 for each share of the Company's common stock held (the Cash Election Option). Approximately 3,064,000 shares of the Company's common stock were outstanding as of that date (including 30,000 warrants).
This agreement was subsequently amended on June 22, 1995 and August 21, 1995 as discussed below.

       On January 5, 1995, in connection with the proposed merger, SEDA acquired an irrevocable proxy (the "Management Proxy") with respect to an aggregate of 1,656,000 shares of the Company's common stock, or approximately 54% of the outstanding common stock, from ASC Managing Partners, a general partnership. The Management Proxy was placed into escrow pursuant to the terms of an escrow agreement, which provides in part that the Management Proxy will not be released until the date of a vote by the Company's stockholders on the merger. On the same date, SEDA acquired irrevocable proxies with respect to an aggregate of 339,000 additional shares of the Company's common stock (the "Employee Proxies") from certain employees of the Company.

       On January 5, 1995, SEDA also entered into a management agreement with the Company. The management agreement gives SEDA the authority to manage the Company with the objective of using SEDA's good faith best efforts to maximize the profits of the Company. The management agreement also provides that in consideration for said management services, SEDA shall be entitled to receive an amount equal to the profits of the Company, if any (determined by reference to net income determined in accordance with generally accepted accounting principles), generated during the term of the Management Agreement. The Management Agreement continues in effect until the closing of the contemplated merger.

       On January 5, 1995, SEDA also acquired certain equipment formerly leased to the Company by KGE Leasing Associates, Inc. (KGE), a corporation controlled by certain principal stockholders of the Company. The equipment was acquired for an aggregate cash purchase price of $1,525,000.

       Through April 30, 1995, SEDA made loans, bearing interest at 9% and payable upon demand, to the Company aggregating $525,000.

       On June 22, 1995, the Company issued 6,192,000 new shares of common stock to SEDA in exchange for the cancellation of $497,000 in indebtedness owed by the Company to SEDA and for the contribution to the Company of the equipment that SEDA had acquired from KGE. These shares, together with the 102,000 shares that SEDA had previously acquired gave SEDA approximately 67% of the outstanding shares of the Company at June 30, 1995.

       On June 22, 1995 by approval of the Company's Board of Directors, the Merger Agreement was amended to modify the consideration that each shareholder would receive one share of SEDA's common stock for each 24.512 shares of the Company's common stock. On June 23, 1995, SEDA filed an action in the U.S. District Court for the Southern District of New York against the Company and other defendants seeking a recision of the Merger Agreement or in the alternative, a declaration by the Court that the Merger Agreement be amended with the consent of both Boards of Directors without the consent of any other parties. On August 21, 1995, SEDA voluntarily dismissed the action against the Company.

       Effective August 21, 1995, the Merger Agreement was further amended by agreement of the Company's and SEDA's Boards of Directors, cancelling the June 22nd amendment and eliminating the Cash Election Option from the Merger Agreement.

       In July 1995, a long-time stockholder and relative of the former Chairman of the Board of the Company filed a motion seeking appointment of a receiver for the Company and alleging that the Company's Board of Directors has breached its fiduciary duty to the shareholders of the Company and that SEDA has improperly diverted assets from the Company.

       On October 24, 1995, all litigation related to the Merger Agreement with SEDA was, with the consent of all parties, dismissed.

4.     INVENTORIES

Inventories consist of the following:

                                                                              April 30,                        January 31,

                                                                     1994                  1995                    1996
                                                                     ----                  ----                    ----
                                                                                                               (Unaudited)
                                                                                                               -----------
                  Raw materials                                     $636,000                $569,000               $662,000

                  Work in progress                                   171,000                 240,000                209,000

                  Finished goods                                     631,000                 951,000              1,024,000
                                                                     -------                 -------              ---------
                                                                  $1,438,000              $1,760,000             $1,895,000
                                                                  ==========              ==========             ==========

5.     PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consist of the following:

                                                                                          April 30,

                                                                                 1994                  1995
                                                                                 ----                  ----
                             Land                                                $39,000                $39,000

                             Building and improvements                           992,000                995,000

                             Machinery and equipment                           4,938,000              5,407,000
                             Furniture and fixtures                              136,000                139,000

                             Vehicles                                             85,000                 49,000
                                                                                  ------                 ------
                                                                               6,190,000              6,629,000

                             Accumulated depreciation                         (2,286,000)            (2,759,000)
                                                                              -----------            -----------

                                                                              $3,904,000             $3,870,000
                                                                              ==========             ==========


6.     LINE OF CREDIT

       The Company has a $1,500,000 line of credit, bearing interest at the bank's base rate plus 2 1/2% (12% at April 30, 1995). Borrowings on this line of credit were $1,441,000 and $1,238,000 at April 30, 1995 and 1994, respectively.

       In connection with the line of credit agreement, the Company is required to meet various operating and financial covenants. The Company was not in compliance with certain of these covenants at April 30, 1995, and, as a result, the outstanding borrowings at April 30, 1995 are payable immediately, if so requested by the bank.

       In September 1995, the Company's line of credit with its bank was repaid in total and replaced with a $2 million line of credit with SEDA, bearing interest at the prime rate. Approximately $1.5 million was borrowed by the Company under this agreement with SEDA and used to repay the bank. The Company's outstanding borrowing from SEDA at January 31, 1996, was $1,648,000.

7.     LONG-TERM DEBT

       Long-term debt comprised the following:

                                                                                     April 30,

                                                                        1994                           1995
                                                                        ----                           ----
 Equipment term loans, monthly payments of $5,900
 plus interest at base rate plus 2%, (11% at April
 30, 1995), due July 1995, secured by equipment
                                                                       $87,000                        $15,000

 Mortgage note, monthly payments of $9,800
 including interest at 8.375%, due October 2003,
 secured by real estate                                                771,000                        716,000

 Second mortgage note, monthly payments of $5,900
 including interest at 7.75% due October 2003,
 secured by real estate                                                489,000                        443,000

 Term notes, monthly payments of $3,300 plus
 interest at 5%, through October 1995, at which
 time the remaining balance of $153,500 is due and
 payable, secured by building and equipment
                                                                       256,000                        234,000

 Unsecured notes for federal and state taxes, due
 in varying amounts including interest at 10%,
 maturing between September 1994 and September
 1996                                                                  251,000                        192,000

 Term loans due in varying amounts including
 interest from 5.8% to 10%, maturing between June
 1994 and September 1998, secured by equipment
                                                                       236,000                        195,000

 Other                                                                  70,000                         70,000
                                                                        ------                         ------

                                                                     2,160,000                      1,865,000
 Less current maturities or amounts subject to
 default                                                               557,000                      1,045,000
                                                                       -------                      ---------

                                                                    $1,603,000                       $820,000
                                                                    ==========                       ========

       The Company's debt instruments listed above are secured by substantially all of the Company's assets. The Company's debt instruments require the Company to comply with certain covenants, including among other things, timely payments of principal and interest, maintenance of various financial ratios and financial reporting requirements. As of April 30, 1995, the Company was in violation of certain of these covenants. Accordingly, those instruments for which there has been a covenant violation are due and payable upon the lender's demand and have been classified as current liabilities.

       Aggregate debt maturities, reflecting as payable in the current year amounts subject to call by the lender, are as follows:

                                       Years ending April 30,
                                                1996                                              $1,045,000

                                                1997                                                 128,000
                                                1998                                                 155,000
                                                1999                                                  84,000
                                                2000                                                  80,000

                                             Thereafter                                              373,000
                                                                                                     -------
                                                                                                  $1,865,000
                                                                                                  ==========


8.     INCOME TAXES

       The Company incurred losses totaling $3,672,000 and $936,000 for fiscal years ended April 30, 1995 and 1994, respectively. As a result, no provision for income taxes has been charged to operations during these periods.

       Deferred taxes at April 30, 1995 consist of the following components:


                                Deferred tax liabilities
                                       Property, plant and
                                       equipment                                                    $489,000
                                                                                                    --------
                                Deferred tax assets
                                       Allowance for doubtful
                                         accounts                                                    $21,000

                                       Accrued expense                                                40,000

                                       Other                                                          51,000

                                       Net operating loss
                                         carryforwards                                             3,910,000
                                                                                                   ---------

                                                                                                   4,022,000
                                                                                                   ---------
                                       Gross deferred tax assets                                   3,533,000

                                       Less valuation allowance                                   (3,533,000)
                                                                                                  -----------

                                       Net deferred tax assets                                       $   -0-
                                                                                                  ==========

       The net change in valuation allowance for deferred tax assets was an increase of approximately $1,736,000 from the balance at April 30, 1994. The change primarily relates to additional net operating loss carryforwards generated in fiscal 1995, which were fully reserved for at April 30, 1995.

       At April 30, 1995, the Company had net operating loss carryforward for federal and state income tax purposes totaling approximately $9,613,000 which begin to expire in 2005. Pursuant to provisions in the Tax Reform Act of 1986 the net operating loss carryforwards available for use in any given year may be limited as a result of the significant changes in stock ownership attributable to the acquisition of the Company by SEDA (Note 3).

9.     RELATED PARTY TRANSACTIONS

       Effective July 1, 1994 the Company entered into a discontinuance of employment agreement with the former President of the Company. Under the terms of this agreement, 46,000 shares of unregistered common stock were issued to the former officer of which 30,000 shares are held in escrow pending the disposition of certain contingencies. Quarterly, for the next twelve months, the former officer has the right to sell 4,000 shares and the Company has the obligation to make up the shortfall, if any, between the sale proceeds and $25,000. During the second twelve months, the former officer has the right to sell 3,750 shares quarterly with the Company making up the shortfall, if any, between the sale proceeds and $25,000. As a result of this agreement, all previous employment agreements with the former officer were terminated. Upon execution of Merger Agreement with SEDA (Note 3), the right to sell stock as described was terminated.

       In connection with the Company entering into the Merger Agreement with SEDA (Note 3), the Company entered into severance and termination agreements with certain officers and directors of the Company's management. Pursuant to these agreements, and the Company's Incentive Stock Program which specified that two of the officers be granted 100,000 shares of common stock if the Company merges, the Company issued approximately 1,148,000 shares of common stock to officers and directors and recognized compensation expense of $1,722,000 related to such grants.

       During fiscal 1994 and 1995, the Company issued 17,000 and 412,000 shares of common stock, respectively, for services rendered and as bonuses to certain employees and officers and directors. The Company recognized $18,000 and $604,000 of compensation expense relating to these issuances during fiscal 1994 and 1995, respectively.

       The Company issued notes payable totaling $525,000, bearing interest at 9%, to SEDA (see Note 3).

       Coincident with the January 5, 1995 Merger Agreement, certain assets that were leased to the Company by KGE Leasing pursuant to a lease entered into July 1994, were purchased by SEDA. The lease terms were unchanged. The lease expires July 1997 and requires monthly payments of $3,250. On June 22, 1995, the Company purchased such assets from SEDA in a transaction discussed at
Note 3.

       In connection with the merger with SEDA (Note 3), four individuals acting as officers, directors and/or employees of SEDA were appointed as officers and/or directors of the Company.

10.    COMMITMENTS AND CONTINGENCIES

COMMITMENTS
Licensing agreement

       Pursuant to an agreement, dated February 28, 1991 between the Company and a mold designer, the designer has agreed to deliver tooling to the Company and has granted a license to use the tooling for the manufacture of certain of its products. Under the terms of the agreement, the Company pays a license fee of 5% of net sales of the products derived from such molds for a period of five years. The initial acquisition costs, paid by the issuance of restricted common stock and cash amounting to $158,000, have been capitalized and are being amortized over the initial five year license period.

       In December 1994, the Company extended this agreement for an additional five years, through February 13, 2001. During this extended period, the Company shall pay the greater of 2 1/2% of net sales, as defined, in each respective fiscal year or an annual payment of $40,000. The Company has the option to purchase the tooling from the designer at specified prices over the term of the agreement.

Leases

       The Company is obligated under noncancelable capital and operating leases for certain of its office and production equipment. Certain leases require payment of property taxes and include escalation clauses. Minimum rental commitments at April 30, 1995 under noncancelable leases that have initial or remaining terms in excess of one year are as follows:

                                                                                   Capital         Operating
                                                                                   Leases           Leases
                                                                                   ------           ------
                1995                                                              $311,000           $89,000
                1996                                                               305,000            89,000

                1997                                                               300,000            73,000

                1998                                                                99,000
                Thereafter                                                          23,000
                                                                                    ------          --------

                                                                                 1,038,000          $251,000
                                                                                                    ========
                Less interest ranging from 4.95% to 13.5%                         (129,000)
                                                                                  ---------

                Present value of future minimum lease
                  payments                                                         909,000

                Less current installments                                         (248,000)
                                                                                  ---------
                Obligations under capital leases less
                current installments                                              $661,000
                                                                                  ========



       Total rent expense for operating leases was $138,000 and $98,000 for the years ended April 30, 1995 and 1994, respectively.

CONTINGENCIES

       In June 1995, SEDA initiated legal proceedings seeking recision of the Merger Agreement. This action against the Company was voluntarily dismissed by SEDA on August 21, 1995. In July 1995, a long-time stockholder and relative of the former Chairman of the Board of the Company filed a motion seeking appointment of a receiver for the Company. See further discussion of these matters in Note 3.

       The Company is involved in various other lawsuits from time to time arising from its normal operations. It is the opinion of management, based in part on opinions of the Company's legal counsel, that the outcome of those matters will not have a material effect on the Company's financial position or results of operations.

11.    STOCKHOLDERS' EQUITY

PUBLIC OFFERING

       In connection with the Company's initial public offering of securities in January 1990, warrants to purchase 30,000 shares of common stock at an exercise price of $12.00 per share were outstanding as of April 30, 1995.

CREDITOR AGREEMENT

       In August 1992, the Company consummated an agreement with the unsecured creditors of Arpak, its subsidiary, concerning the settlement of the amount outstanding. Pursuant to this agreement, Arpak initially issued 1,008,140 shares of $1.00 par value 10% cumulative preferred stock redeemable at $1.25 per share for an aggregate redemption value of $1,260,175. The difference between the amount settled, and the par value of the preferred stock, was charged to additional paid-in capital. These shares are convertible at the option of the holder into shares of American Safety Closure Corp. common stock at the rate of one common share for every ten shares of preferred. The Company may also exchange the preferred stock of its subsidiary for its common stock under conditions which relate to the market price of its common stock. During the fiscal year ended April 30, 1995, 15,450 preferred shares were exchanged for 1,545 shares of common stock; during the fiscal year ended April 30, 1994, 548,175 preferred shares were exchanged for 54,818 shares of common stock, respectively. As of April 30, 1995, 444,515 preferred shares were outstanding.

OTHER

       15,200 shares of common stock, originally issued as settlement of accounts payable, were "put" to the Company at a price of $5.00 per share on March 20, 1995.

STOCK OPTIONS

       In April 1991, the Company granted five year non-qualified options to three officers of the Company, to purchase 50,000, 50,000 and 10,000 shares, respectively, of the Company's Common stock at a price of $.75 per share for an aggregate price of $82,500.


12.    NON-RECURRING CHARGES

       Non-recurring charges for 1994 include severance payments to former officers of $296,356, an inventory write down of $193,878 to net realizable value for inventory acquired during the purchase of Arpak in 1989, and $270,640 of expense incurred in connection with the initial leasing of molds, machinery, licenses and customer lists of a former competitor.

                           ANNEX  A

                                    RESTATED

                          AGREEMENT AND PLAN OF MERGER

         RESTATED AGREEMENT AND PLAN OF MERGER, dated as of January 5, 1995, among Seda Specialty Packaging Corp., a Delaware corporation ("Parent"), Seda ASC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Subsidiary"), and American Safety Closure Corp., a New York corporation (the "Company").

                                   ARTICLE I.


                                   THE MERGER

         1.01. The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the General Corporation Law of the State of Delaware (the "GCL") and the Business Corporation Law of the State of New York (the "BCL"), at the Effective Time (as defined in Section 1.05), (i) Subsidiary shall be merged with and into the Company (the "Merger"), and the Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of New York; (ii) the name, identity, existence, rights, privileges, powers, franchises, properties, assets, obligations and liabilities, of the Company shall continue unaffected and unimpaired; and (iii) the separate existence of the Subsidiary shall cease, and all of the rights, privileges, powers, franchises, properties and assets of the Subsidiary shall be vested in the Company.

         1.02. Certificate of Incorporation. The Certificate of Incorporation of the

Surviving Corporation shall be the certificate of incorporation of the Company.

       1.03. By-Laws. The By-Laws of the Company in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter amended, altered or repealed as provided therein.

       1.04. Directors and Officers. The directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until his successor is appointed and qualified or until his earlier death, resignation or removal.

       1.05. Effective Time. The Merger shall become effective at the time that a properly executed Certificate of Merger, together with any other documents required by law to effectuate the Merger, shall be filed and recorded with the Secretary of State of the State of Delaware in accordance with Sections 103 and 251 of the GCL and the Secretary of State of the State of New York in accordance with Sections 904 and 907 of the BCL. The Certificate of Merger shall be filed in accordance with Section 103 of the GCL and Section 904 of the BCL as soon as practicable after the Closing (as defined below). The date and time when the Merger shall become effective is herein referred to as the "Effective Time."



                                  ARTICLE II.



                              CONVERSION OF SHARES

       2.01. Company Common Stock. (a) Each share of Company common stock, $.30 par value ("Company-Common Stock"), issued and outstanding immediately prior to the Effective Time (except for (i) shares of Company Common Stock then owned beneficially or of record by Parent or Subsidiary or any other subsidiary of

Parent, (ii) shares of Company Common Stock held in the treasury of the Company, and (iii) Dissenting Shares, as defined in Section 2.02 shall, by virtue of the Merger and without any action on the part of the holder thereof, be exchanged for and represent the right to receive one Common share of stock, no par value of the Parent (the "Exchange Shares") in exchange for eight (8) shares of Company Common Stock upon surrender of the certificate or certificates representing such share of Company Common Stock. Except for ASC Managing Partners, any shareholder of the Company may elect to receive $1.50 in cash in lieu of the Exchange Shares, for each share of the Company Common Stock held by such shareholder, (the "Cash Election Option") upon surrender of the certificate or certificates representing such share or shares of the Company Common Stock. The Cash Election Option may be exercised by the shareholders during the time between the date of the first notice of the meeting of shareholders called to approve the Merger and the date of the vote on the Merger. The Cash Election Option may be withdrawn by the electing shareholders until one business day before the shareholder meeting. Shareholders who elect to receive cash will be required to submit a form of election to the Parent or its agent together with the stock certificate or a guarantee of the delivery of such certificate within the exercise period.

       (b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time which is then owned beneficially, or of record, by Parent or Subsidiary or any other subsidiary of Parent shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and cease to exist, without payment of any consideration therefore and without any conversion thereof.

       (c) Each share of Company Common Stock held in the Company's treasury immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and retired and cease to exist, without payment of any consideration therefor and without any conversion thereof.

       (d) The holders of certificates representing shares of Company Common stock issued and outstanding immediately prior to the Effective Time shall as of the Effective Time cease to have any rights as stockholders of the Company, except such rights as they may have pursuant to Section 262 of the GCL, and Section 910 of the BCL. Except as aforesaid, their sole right shall be the right to receive the Exchange Shares or the Cash Election Option as aforesaid.

       2.02. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock which are outstanding immediately prior to the Effective Time and which are held by stockholders who have not consented to the Merger and who shall have delivered a written demand for appraisal of such shares in the manner provided in Section 262 of the GCL and Section 910 of the BCL ("Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the consideration provided in Section
2.01 (a) of this Agreement, but the holders thereof shall be entitled to payment from the Surviving Corporation of the appraised value of such shares in accordance with the provisions of Section 262 of the GCL and 910 of the BCL; provided, however, that (a) if any holder of Dissenting Shares shall subsequently deliver a written withdrawal of his demand for appraisal of such shares of Company Common Stock (with the written approval of the Company, if such withdrawal is not tendered within 60 days after the Effective Time), or
(b) if any holder fails to perfect or loses his appraisal rights as provided in such Section 262, and Section 623 of the BCL or (c) if neither any holder of Dissenting Shares nor the Surviving Corporation has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the GCL and Section 623 of the BCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares and such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration provided in Section 2.01(a) of this Agreement, without any interest thereon.

        2.03 Subsidiary Common Stock. (a) Each share of common stock, par value $.01 per share, of Subsidiary ("Subsidiary Common Stock"), issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock").

       (b) From and after the Effective Time, each outstanding certificate theretofore representing shares of Subsidiary Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of Subsidiary Common Stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue to Parent a stock certificate or certificates representing [1,000] shares of Surviving Corporation Common Stock in exchange for the certificate or certificates which formerly represented shares of Subsidiary Common Stock, which shall be cancelled.

        2.04 Registration and Qualification of the Exchange Shares. Parent shall immediately file a registration statement under the Securities Act of 1933 as amended (the "Act") with the Securities and Exchange Commission (the "SEC") covering the Exchange Shares and shall use its best efforts to have such registration statement declared effective as expeditiously as possible.

       (a) In connection with such registration statement, Parent will give each holder of Exchange Shares, (a "Seller"), and its counsel and accountants, the opportunity to participate in the preparation of any portion of the registration statement which contains information regarding such Seller, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto.

         (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and the prospectus current and to comply with the provisions of the Act with respect to the sale or other disposition of all securities covered by such registration statement whenever a Seller shall desire to sell the same and as otherwise provided herein.

         (c) Furnish to the Sellers such reasonable numbers of copies of preliminary prospectuses and prospectuses and each supplement or amendment thereto and such other documents as holders thereof may reasonably request in order to facilitate the sale or other disposition of the securities owned by Sellers in conformity with the requirements of the Act.

         (d) Use its best efforts to register or qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions within the United States as to which the Sellers have a relationship sufficient to justify such filing, and do such other reasonable acts and things as may be required of it to enable a Seller to consummate the sale or transfer in such jurisdictions of the securities owned by such Seller provided, however, that Parent shall not be required to (1) qualify as a foreign entity or consent to a general and unlimited service of process in any such jurisdictions, or (2) qualify as a dealer in securities.

         (e) Otherwise use its best efforts to comply with all applicable rules and regulations promulgated under the Act, and make available to its security holders, as soon as reasonably practicable, but not later than 16 months after the effective date of the registration statement, an earnings statement covering the period of at least 12 months beginning with the first full month after the effective date Of such registration statement, which earnings statement shall satisfy all applicable provisions of the Act.

         (f) Notify Sellers at any time when a prospectus, relating to the registration is required to be delivered under the Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any Seller promptly prepare and furnish to Seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made.

         (g) At the request of a Seller, advise Seller in writing as to the initiation and progress of any registration under this Agreement.

         (h) Parent in the case of registration or qualification required by this section shall pay all expenses in connection therewith, including, without limitation,

(i) registration fees, (ii) printing expense, (iii) accounting and legal fees and expenses of Parent, (iv) expenses of any reasonable special audits incident to or required by any regulatory authority or underwriter in connection with any such registration or qualification, (v) reasonable expenses of complying with the securities or blue sky laws of any reasonable jurisdictions in connection with such registration or qualification; provided, however Parent shall not be liable for (i) any stock transfer taxes incurred in respect of the Exchange Shares sold by Seller, or (ii) the fees and expenses of any attorneys, auditors, agents or advisor engaged by Seller in connection with such registration.

        2.05    Antidilution Provisions.   (a) In case the Parent shall at any
time prior to the Effective Time declare to the holders of its common shares a dividend, or dividends payable in shares of any class, a holder of Company shares (the "Holder"), shall be entitled to receive at the Effective Time in addition to a Stock Unit, such additional shares as such Holder would have received in the form of such dividend or dividends if he had been the holder of record of the Stock Unit on the record date for the determination of common shareholders entitled to received such dividend or dividends.

        (b) In case the Parent shall at any time prior to the Effective Time effect a recapitalization or stock split, stock dividend or similar increase or reduction in the number of outstanding shares in the Parent's common stock without receipt by the Parent of consideration therefor, the number of shares that constitute a Stock Unit will be adjusted proportionately.

        (c) In case the Parent shall at any time prior to the Effective Time consolidate or merge with or shall transfer its property as an entirety or substantially as an entirety to any other corporation, the Holder at the Effective Time shall be entitled to receive the number of shares or other securities or property to which the holder of record of the common shares constituting a Stock Unit would have been entitled upon such consolidation or merger or transfer had the Holder been the holder of record of the Stock Unit at the time of such consolidation or merger or transfer.

        (d) In case the Parent shall at any time prior to the Effective Time make any distribution of its assets to holders of its common shares in a liquidating or partial liquidating dividend, then the Holder at the Effective Time shall be entitled to receive in addition to each Stock Unit the amount of such distribution or at the option of the Parent a sum equal to the value of any such assets at the time of such distribution to holders of common shares as such value is determined by the Board of Directors of the Parent in good faith, which would have been payable to such Holder had he been the holder of record of the Stock Unit on the record date for the determination of those entitled to such distribution.

        2.06.    Exchange of Shares.   (a) Promptly after the Effective Time,
such [bank or trust company as Parent may determine], acting as exchange agent (the "Exchange Agent") for the Merger shall mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates") a form letter of transmittal and instructions for use in effecting the surrender of the Certificates in exchange for the Cash Consideration or Exchange Shares. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore either Exchange Shares or if the Cash Election Option was exercised, cash

Consideration, and such Certificate shall then be cancelled. At the Effective Time, Parent shall furnish or cause to be furnished to the Exchange Agent all certificates of Exchange Shares required for it to make such Exchanges and sufficient cash to pay the cash consideration, if applicable. All Exchanges in respect of shares of Company Common Stock which are made in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such shares. With respect to any Certificate alleged to have been lost, stolen or destroyed, the owner or owners of such Certificate shall be entitled to the consideration set forth above upon delivery to the Exchange Agent (with a copy to Parent) of an affidavit of such owner or owners setting forth such allegation and a bond sufficient to indemnify Parent and the Surviving Corporation against any claim that may be made against either or both of them on account of the alleged loss, theft or destruction of any such Certificate or the delivery of the payment set forth above. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Exchange Shares and Cash Consideration for shares of Company Common Stock.

         (b) If delivery is to be made to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of delivery that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Exchange Agent and the Surviving Corporation that such tax has been paid or is not applicable.

         (c)    Until surrendered in accordance with the provisions of this
Section 2.04, each Certificate (other than Certificates representing shares of Company Common Stock owned beneficially or of record by Parent, Subsidiary or any other subsidiary of Parent and other than Certificates representing shares of Company Common Stock held in the Company's treasury and Dissenting Shares in respect of which appraisal rights are perfected) shall represent for all purposes the right to receive Exchange Shares or Cash Consideration.

        (d) After the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for Exchange Shares as provided in this Article II.

        (e) Any Exchange Shares or Cash Consideration held by the Exchange Agent six months after the Effective Time shall be delivered to the Surviving Corporation, and stockholders who have not previously complied with Section 2.04(a) shall thereafter look only to the Surviving Corporation for payment of their claim for the consideration set forth in Section 2.01(a), without any interest thereon. Such stockholders shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under Delaware law.

        2.07     Provisions Relating to ASC Managers Controlling Shares

        (a) Approval of Merger. ASC Managing Partners, a New York General Partnership ("Partners") which owns 1,656,127 shares of the Company (the "Partners Shares") hereby agrees to have the Partners Shares voted in favor of the Merger. Notwithstanding anything to the contrary hereinabove, ASC Managing Partners will exchange in the merger an aggregate of approximately 1,656,127 shares of the Company Common Stock for a combination of $1,050,000 cash and 82,500 Exchange Shares.

        (b) Establishment of Escrow. Simultaneously with the execution of this Agreement

        (i) Partners has deposited with the law firm of Freshman, Morantz Orlanski, Cooper & Klein certificates for the Partners Shares, stock powers executed by the registered holders thereof with signatures guaranteed and an irrevocable proxy to vote the shares, which documents shall be held in escrow pursuant to terms of an escrow agreement in the form of Exhibit A (the "Seda Escrow"). Notwithstanding anything in the Seda Escrow to the contrary, the irrevocable proxies may be released from escrow and voted by the Parent in favor of the Merger at the shareholder's meeting held to vote on the Merger.

       (ii) Parent has deposited with the law firm of Koerner Silberberg and Weiner the sum of $1,050,000 in immediately available funds and a certificate for 82,500 Exchange Shares registered in the name of Koerner Silberberg & Weiner as Escrow Agents to be held in escrow pursuant to the terms of an escrow agreement in the form of Exhibit A (the "Partners Escrow").

        (c) Purchase and Sale of the Partners Shares. In the event that the Merger has not become effective on or before July 5, 1995, Partners agrees to sell and Parent agrees to purchase the Partners Shares. Partners shall receive the escrow deposit held in the Partners Escrow in full payment for the Partners Shares. Seda shall receive the Escrow Deposit held in the Seda Escrow in full satisfaction of the sellers requirement to deliver the Partners Shares.

        2.08 Proxy Statement. Immediately after the execution of this Agreement, the Parent and the Company will jointly prepare and file a Proxy Statement (the "Proxy Statement") with the SEC as described in Section 5.05 of this Agreement.

                                  ARTICLE III.


          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Parent and Subsidiary as follows:

   3.01. Corporate Organization. Each of the Company and its subsidiaries is, at the Effective Time will be, a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate properties and to carry on its business as now being conducted. Except as set forth in Item 3.01 of the Disclosure Schedule, each of the Company and its subsidiaries is duly qualified or licensed and in good standing as a foreign corporation duly authorized to do business in each jurisdiction in which such qualification is necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not have a material adverse effect on the business, operations, properties or financial condition of the Company and its subsidiaries taken as a whole. Neither the Company nor any of its subsidiaries owns capital stock of or equity interests in any corporation, partnership, joint venture or other entity, except as listed in
Item 3.01 of the Disclosure Schedule. The Company has heretofore delivered to Parent accurate and complete copies of the Certificates of Incorporation and By-Laws of the Company and its subsidiaries, as amended and in effect on the date hereof.

     3.02. Capitalization. The authorized capital stock of the Company consists of 2,013,722 shares of Company Common Stock, par value $.30 per share, of which, on the date hereof, there are 3,034,273 shares issued and outstanding, warrants to purchase 30,000 shares and no shares held in the Company's treasury. Except for such shares, the Company has not issued any shares of its capital stock. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Each outstanding shares of capital stock of each of the Company's subsidiaries authorized, validly issued, fully paid and non-assessable and owned, either directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims and other encumbrances. Except as set forth in Item
3.02 of the Disclosure Schedule, there are not now, and at the Effective Time there will not be, any options; warrants, calls, subscriptions, or other rights or other agreements or commitments of any nature whatsoever (either firm or conditional) obligating the Company or any of its subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, any additional shares of capital stock or other equity interest of the Company or any of its subsidiaries or any securities or obligations convertible into or changeable for any such capital stock or other equity interest or obligating the Company or any of its subsidiaries to grant, extend or enter into any such agreement or commitment. Except as set forth in Item 3.02 of the Disclosure Schedule there are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its subsidiaries.

   3.03. Corporate Authority. The Company has all requisite corporate power and authority and has taken all necessary corporate action to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby, subject, insofar to approval of this Agreement by shareholders of a majority of the outstanding shares of Company Common Stock. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

   3.04. Consents and Approvals; No Violations. Except for applicable requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and filing and recordation of appropriate merger documents as required by the GCL and the BCL, no notice or report to or registration or filing with, and no permit, authorization, consent, order, or approval of, any public body or authority or third party is necessary for the consummation by the Company of the transactions contemplated by this Agreement. Except as set forth in Item 3.04 of the Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and the compliance by the Company with any of the provisions hereof will not, constitute or result in (a) a conflict with or any violation of any provision of the Certificate of Incorporation or By-Laws of the Company or any of its subsidiaries, (b) a violation of any statute, rule, regulation, order, writ, injunction or decree of any public body or authority by Which the Company or any of its subsidiaries or any of their respective properties is bound, (c) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any contract, agreement, arrangement, bond, mortgage, indenture, license, franchise, permit or other instrument or obligation to which the Company or any of its subsidiaries is a party, or by which any of them or any of their respective Properties is bound.

       3.05. Proxy Statement; etc. None of the information supplied or to be supplied by or on behalf of the Company for inclusion in (a) the Proxy Statement or information statement to be mailed to the Company's stockholders in connection with the Merger, as amended or supplemented, or (b) any other documents to be filed with the SEC or any regulatory agency in connection with the transactions contemplated by this Agreement, as in each case amended or supplemented, does or will, at the respective times that such documents or any amendments or supplements thereto are filed or mailed to stockholders of the Company, and in the case of the proxy Statement at the time of the Special Meeting (as defined below), contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply in all material respects, both as to form and otherwise, with the requirements of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to the Company or its subsidiaries should be discovered or occur which should be set forth in an amendment of, or a supplement to, any such document, the Company shall promptly so inform Parent and will amend or cause to be amended such document or will provide to Parent all necessary information related to such event for inclusion by Parent in an amendment to such document so that, as amended, such document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

       3.06. Litigation. Except as set forth in Item 3.06 of the Disclosure Schedule, there is no action, proceeding or governmental investigation or inquiry pending to which the Company is a party or of which either has received notice which relates to the transactions contemplated by this Agreement, and, to the best of the Company's knowledge, no such action, proceeding, investigation or inquiry has been threatened.

       3.07. Finders and Investment Bankers. Except as set forth on the Disclosure Schedule all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of the Company in such manner as to give rise to any valid claim against the Parent or Subsidiary for any broker's fee or finder's fee or similar compensation. The Company shall be solely responsible for, and shall indemnify the parent and Subsidiary with respect to, any fee payable to any finder, investment banker or broker engaged by the Company if the Merger is not consummated.

        3.08 Financial Statements. The Financial Statements of the Company (the "Financial Statements") were, prepared in accordance with generally accepted accounting principles in effect at the respective dates of the Financial Statements, applied on a consistent basis (except as otherwise noted in such financial statements), and present fairly the financial position, results of operations and changes in financial position of the Company and its subsidiaries as of the dates and for the periods indicated, subject, in the case of unaudited interim consolidated financial statements, to normal year-end adjustments.


                                  ARTICLE IV.


                         REPRESENTATIONS AND WARRANTIES
                            OF PARENT AND SUBSIDIARY

       Parent and Subsidiary jointly and severally represent and warrant to the Company as follows:

        4.01. Corporate Organizations. Each of Parent and Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and each has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses now being conducted.

        4.02. Corporate Authority. Each of Parent and Subsidiary has all requisite Corporate power and authority and has taken all necessary corporate action to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Subsidiary and constitutes a valid and binding agreement of Parent and Subsidiary, enforceable against Parent and Subsidiary in accordance with its terms.

        4.03. Consents and Approvals: No Violation. Except for applicable requirements of the HSR Act and filing and recordation of appropriate merger documents as required by the GCL and BCL, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by Parent and Subsidiary of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by Parent or Subsidiary with any of the provisions hereof will (a) conflict with or result in any violation of any provision of the Certificate of Incorporation or By-Laws of Parent or Subsidiary, (b) violate any statute, rule, regulation, order, writ, injunction or decree of any public body or authority by which Parent or Subsidiary or any of their respective properties is bound, or (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any contract, agreement, note, bond, mortgage, indenture, license, franchise, permit or other instrument or obligation to which Parent or Subsidiary is a party, or by which either of them or any of their respective properties is bound.

        4.04. Proxy Statement. None of the information supplied or to be supplied by Parent or Subsidiary in writing for inclusion in (a) the Proxy Statement, (b) any other document to be filed with the SEC or any other regulatory agency in connection with the transactions contemplated by this Agreement, as in each case amended or supplemented, does or will, at the respective times [MISSING] are filed or mailed to stockholders of the Company, and in the [MISSING] Statement at the time of the Special Meeting, contain any [MISSING] material fact or omit to state any material fact necessary in order [MISSING} Statements therein, in light of the circumstances under which they were made, [MISSING] misleading.
If at any time prior to the Effective Time any event relating to Parent or any of its subsidiaries should be discovered or occur which should be set forth in an amendment of, or a supplement to, any such document, Parent shall promptly so inform the Company and will furnish all necessary information to the Company relating to such event and upon so informing the Company and furnishing all such necessary information, Parent shall be deemed to have complied with its obligations under this Section 4.04 with respect to the information so provided.

         4.05. Finders and Investment Bankers. Except as set forth on the Disclosure Schedule all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of Parent or Subsidiary in such manner as to give rise to any valid claim against the Company or any of its subsidiaries for any broker's fee or finder's fee or similar compensation. Parent shall be solely responsible for, and shall indemnify the Company with respect to, any fee payable to any finder, investment banker or broker engaged by Parent if the Merger is not consummated.

         4.06. Litigation. Except as set forth in Item 4.06 of the Disclosure Schedule, there is no action, proceeding or governmental investigation or inquiry pending to which Parent or Subsidiary is a party or of which either has received notice which relates to the transactions contemplated by this Agreement, and, to the best of Parent's knowledge, no such action, proceeding, investigation or inquiry has been threatened.

                                  ARTICLE V.

                                  COVENANTS

       5.01.     Conduct of Business of the Company.

       (a) Composition of the Board of Directors. Upon the execution of this agreement the directors of the Company have agreed to nominate and elect Shawn Sedaghat a director of the Company. Upon such election, David L. Kassel and Harry Goodman shall resign as directors of the Company and any subsidiaries of the Company.

       (b) Management of the Company. Upon the constitution of the new board of directors the Company shall enter into a management agreement with the Parent in the form of Exhibit B.

       (c) Except as contemplated by this Agreement or except with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, the Company and its subsidiaries shall conduct their operations only in the ordinary and usual course and consistent with past practice, and shall use their customary and reasonable efforts to preserve intact their business organizations, to keep available the services of their officers, employees and consultants and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with them. The Company will promptly advise Parent in writing of any change in the business, operations, properties or financial condition of the Company or any of its subsidiaries which the Company recognizes is or is likely to be materially adverse, provided, however, that such advice shall not constitute an admission by the Company that any such change is materially adverse. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent:

         (1) amend, modify, rescind or otherwise change or affect any of the resolutions of the Board of Directors of the Company declaring advisable the Merger, provided that the Company's Board of Directors shall be free to take any such action if the Company's Board of Directors determines after consultation with counsel that its fiduciary responsibilities require that such action be taken;

         (2) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of stock of any class of the Company or any of its subsidiaries, or any securities convertible into or exchangeable for shares of such stock, except upon the exercise of employee stock options outstanding on the date hereof;

         (3) split, combine or reclassify any shares of any class of capital stock of the Company, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any class of the capital stock of the Company, or redeem or otherwise acquire any shares of such capital stork;

         (4) (i) create, incur, assume, maintain or permit to exist any long-term debt including obligations in respect of capital leases (other than obligations under capital leases existing on the date hereof), or, except in the ordinary course of business under existing lines of credit, create, incur, assume, maintain or permit to exist any short-term borrowing in excess of $100,000 in the aggregate; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than its subsidiaries or customary loans or advances to employees);

         (5) (i) establish, adopt, enter into, make any new grants or awards under, amend, or increase in any manner the compensation or the benefits under any bonus, profit-sharing, incentive, stock option, deferred compensation, pension, retirement group insurance or other plan, agreement, trust, fund or arrangement for the benefit of any directors, officers or other employees, except in the ordinary course of business and in accordance with its customary past practices (in which event the Company will consult with Parent before taking any such action); (ii) pay or agree to pay any compensation, pension, allowance or other benefit not required by any existing plan, agreement, trust, fund or arrangement to any director, officer or employee, whether past or present; or (iii) commit itself to any additional bonus, profit-sharing, incentive, stock option, stock purchase, stock appreciation right, deferred compensation, severance, pension, retirement, group insurance or other employee benefit plan, agreement, trust, fund or arrangement, or to any employment or consulting agreement with or for the benefit of any person, or to amend any of such plans or any of such agreements in existence on the date hereof;

         (6) enter into any agreement, commitment or contract with respect to the purchase of capital assets involving an amount in excess of $100,000 ($250,000 if the capital expenditures in excess of $100,000 have been specifically approved by the Board of Directors of the Company), in any case or in the aggregate for all such agreements, commitments or contracts;

         (7) enter into any other agreements, commitments or contracts which individually or in the aggregate involve the expenditure of more than $100,000 or require performance by any party thereto more than six months from the date hereof, other than (i) leases of sales offices and (ii) contracts with current or prospective consumers or suppliers, which are entered into in the ordinary course of business consistent with past practice;

         (8) approve or recommend to its stockholders, or undertake, either as the surviving or disappearing or the acquiring corporation, any other merger, consolidation, asset acquisition or disposition (except the Merger contemplated by this Agreement) or tender offer or other takeover transaction involving the Company or any of its subsidiaries, provided that the Company's Board of Directors shall be free to take such action if the Company's Board of Directors determines after consultation with counsel that its fiduciary responsibilities require that such action be taken;

         (9) except as specifically permitted in this Agreement, take any action that would result in the representations and warranties of the Company contained in this Agreement not being true and correct in all material respects on the date made or, with respect to those representations and warranties not made expressly as of a specified date, on the Closing Date;

         (10)    adopt a plan of liquidation; or

         (11)    enter into any agreement to do any of the foregoing.

         5.02. Affirmative Covenants. Except with the prior written consent of Parent, prior to the Effective Time, the Company will, and will cause each of its subsidiaries to:

         (a) promptly advise Parent orally and in writing of any inquiry or proposal (including, without limitation, an Acquisition Proposal) received by the Company or any of its subsidiaries for, or any discussions or negotiations involving, the acquisition of stock, assets or businesses of the Company or any of its subsidiaries;

         (b) promptly advise Parent in writing of any written objection to the Merger received by the Company from any stockholder of the Company and furnish to

Parent such relevant information as Parent shall request with respect thereto;

         (c) maintain its books of account and records in the usual, regular and ordinary manner;

         (d) use best efforts to comply in all material respects with all statutes, laws, ordinances, rules and regulations applicable to it and to the conduct of its business; and

         (e) consult with Parent before entering into, amending or renewing any collective bargaining agreement.

         5.03. Access to Information. (a) Between the date of this Agreement and the Effective Time, the Company will give Parent and its auditors, attorneys, consultants, advisors, representatives and agents access to all plants, offices, warehouses and other facilities of the Company and its subsidiaries and to all their books and records, will permit Parent to make such inspections as it may require and will cause its officers to furnish Parent with a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal and state securities laws and such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time request.

         (b) Parent will hold and will cause its auditors, attorneys and other consultants, advisors, representatives and agents to hold in confidence, unless compelled to disclose by judicial or administrative process, or by other requirements of law, all documents and written and oral information (provided, however, that with respect to oral information, the Company shall have specifically identified the oral information that the Company considers to be confidential and shall have reduced such information to writing and delivered a copy thereof to Parent within ten business days after such oral information is furnished or disclosed pursuant to this Section 5.03 (b)) concerning the Company and its subsidiaries furnished or disclosed to Parent by the Company and its subsidiaries in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (i) previously known (free of any obligation of confidentiality) by Parent, (ii) in the public domain through no fault of Parent, or (iii) later lawfully acquired by Parent from other sources, and except that Parent may disclose such information to potential lenders). If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained except to the extent such information comes into the public domain through no fault of Parent and, if requested by the Company, Parent will return to the Company or destroy all copies of written information furnished to Parent. It is understood that Parent shall be deemed to have satisfied its obligation to hold such information confidential if it exercises the same care as it takes to preserve confidentiality for its own similar information.

         5.04. Filings: Registration Statement. Each of Parent, Subsidiary and the Company shall use its best efforts (a) to effect all necessary filings under the HSR Act and to request early termination of the waiting period thereunder; and (b) to take all other actions which may be necessary to satisfy any requirements imposed in connection with the Merger by the federal securities laws, the rules and regulations thereunder and the HSR Act.

         5.05. Stockholders' Meeting. If required by applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law:

         (a) duly call, give notice of, convene and hold a special meeting (the "Special Meeting") of its stockholders as soon as practicable for the purpose of adopting this Agreement;

         (b) subject to its fiduciary duties under applicable laws as advised by counsel, include in the Proxy Statement the recommendation of its Board of Directors that stockholders of the Company vote in favor of the approval and adoption of this Agreement; and (c) use its best efforts (i) to obtain and furnish the information required to be included by it in the Proxy Statement, and, after consultation with Parent, respond promptly to any comments made by the Securities and Exchange Commission (the "SEC") with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time following the date hereof, and (ii) subject to fiduciary duties of the Board of Directors under applicable law as advised by counsel, to obtain the necessary approval of the Merger by its stockholders. Parent agrees that, at the Special Meeting, all of the shares of Company Common Stock acquired by Parent, Subsidiary or any other subsidiary of Parent will be voted in favor of the Merger.

         5.06. Best Efforts: Consents. Parent, Subsidiary and (subject to fiduciary duties of the Board of Directors under applicable laws as advised by counsel) the Company will each use its best efforts to cause the conditions precedent to the Merger set forth in Article VII hereof to be fulfilled, to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Each party shall promptly notify each other party of the occurrence of any event which will or may result in the failure to satisfy any condition specified in Article VI. Parent and the Company each will use its best efforts to obtain consents of any third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement.

         5.07. Public Announcements. Parent and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation without [MISSING] Parent, except upon the advice of counsel for the Company or [MISSING] law or by any listing agreement with any securities exchange.

         5.08. Consent of Parent. Parent, as the sole stockholder of Subsidiary, executing this Agreement consents to the execution, delivery and performance of this Agreement by Subsidiary, and such consent shall be treated for all purposes as a vote duly adopted at a meeting of the stockholders of Subsidiary held for such purpose.

         5.09. Further Assurances. If at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company acquired or to be acquired as a result of the Merger, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company acquired or to be acquired as a result of the Merger and otherwise to carry out the purposes of this Agreement.

          5.10.   Directors' and Officers' Insurance and Indemnification.
Parent agrees that all rights to indemnification or limitations on liability now existing in favor of the present or former employees, agents, directors or officers of the Company and any of its subsidiaries (collectively, the "Indemnified Parties") as provided in their respective charters, by-laws, agreements or pursuant to applicable law in effect on the date hereof shall survive the Merger and shall continue in full force and effect for a period of not less than the applicable statutes of limitation; provided that, in the event any claim or claims are asserted or made within such applicable period, all rights to indemnification in respect of any claim or claims shall continue until disposition of any and all such claims.

                                  ARTICLE VI.

                               CLOSING CONDITIONS

         6.01. Conditions Precedent to the Obligations of All Parties. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

         (a) Neither Parent, Subsidiary nor the Company shall be subject to any order, decree or injunction of a court of competent jurisdiction or any other governmental agency of competent jurisdiction which prevents the consummation of the Merger.

         (b) The Merger and this Agreement shall have been validly approved and adopted by the affirmative vote of the holders of at least that number of outstanding shares of the Company Stock required under the GCL and the BCL and the Company's Certificate of Incorporation; and

         (c) Each of Parent, the Company and any other person (as defined in the HSR Act and the rules and regulations thereunder) required in connection with the Merger to file a Notification and Report Form for Certain Mergers and Acquisitions with the Department of Justice and the Federal Trade Commission pursuant to Title II of the HSR Act shall have made such filing and the applicable waiting period with respect to each such filing (including any extension thereof by reason of a request for additional information) shall have expired or been terminated.

                                  ARTICLE VII.

                                    CLOSING

         7.01. Time and Place. The closing of the Merger (the "Closing") shall take place at the offices of Koerner Silberberg & Weiner, 33 Irving Place, New York, New York 10003, as soon as practicable following satisfaction of the closing conditions set forth in Article VII. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

         7.02.   Filings at the Closing. At the Closing, Parent and the
Company shall cause the Certificate of Merger to be filed and recorded in accordance with the provisions of Section 103 of the GCL and Section 904 of the BCL and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.


                                 ARTICLE VIII.

                          TERMINATION AND ABANDONMENT

         8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time:

         (a) by mutual consent of the Board of Directors of Parent and the Board of Directors of the Company;

         (b) by either Parent or the Company if the Merger shall not have been consummated on or before December 29, 1995 provided, however, that the right to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation of this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or before the aforesaid date; or

         (c) by either Parent, Subsidiary or the Company; if any court of competent jurisdiction or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and non-appealable.

         8.02. Procedure and Effect of Termination. In the event of termination and abandonment of the Merger by Parent, Subsidiary or the Company pursuant to Section 8.01, written notice thereof shall forthwith be given to the others and this Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties hereto. Subsidiary agrees that any termination by Parent shall be conclusively binding upon it, whether given expressly on its behalf or not. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement except that any termination shall be without prejudice to the rights of any party hereto arising out of willful breach by any other party of any covenant or agreement contained in this Agreement.

                                  ARTICLE IX.

                                 MISCELLANEOUS

         9.01.   Amendment and Modification.  Subject to applicable law, this

Agreement may be amended, modified or supplemented only by written agreement of Parent, Subsidiary and the Company at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company, no amendment, modification or supplement shall (i) alter or change the amount or kind of consideration to be received in exchange for all or any of the shares of Company Common Stock, (ii) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of Company Common Stock.

         9.02. Waiver of Compliance: Consents. Any failure of Parent or Subsidiary, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company or Parent, respectively, only by a written instrument signed by the party granting such waiver (provided that after the approval of this Agreement by the stockholders of the Company, the Company shall not waive any provision if such waiver would (i) alter or change the amount or kind of consideration to be received in exchange for all or any of the shares of Company Common Stock,
(ii) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of Company Common Stock), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.02. Subsidiary hereby agrees that any consent or waiver of compliance given by Parent hereunder shall be conclusively binding upon it, whether given expressly on its behalf or not.

         9.03. Investigations; Survival of the Warranties. The respective representations and warranties of Parent, Subsidiary and the Company contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto. Each and every such representation and warranty shall expire and be terminated and extinguished on the first anniversary of the Merger, or upon the termination of this Agreement pursuant to Section 8.01. This Section 9.03 shall have no effect upon any other obligation of the parties hereto to be performed before the Effective Time.

         9.04. Disclosure Schedule. The Disclosure Schedule attached hereto is incorporated herein by reference and made a part hereof as if stated herein in full.

         9.05. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof):

         (a)     if to Parent or Subsidiary to:
                          Seda Specialty Packaging Corp.
                          2501 West Rosecrans Boulevard
                          Los Angeles, Ca. 90059
                          Attn:  Shawn Sedaghat

         with a copy to:
                          Freshman, Marantz, Orlanski, Cooper & Klein

                          9100 Wilshire Boulevard
                          Beverly Hills, Ca. 90212
                          Attn:  Leib Orlanski, Esq.

         (b)     if to the Company to:
                          American Safety Closure Corp.
                          145 West 67th Street, Suite 40-D
                          New York, New York 10023


                 with copies to:
                          Michael C. Duban, Esq.
                          81 Main Street, Suite 205
                          White Plains, New York 10601

         9.06. Assignment: Parties in Interest. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, provided that Parent or Subsidiary may assign its respective rights and obligations to Parent or any direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder. This Agreement is not intended to confer upon any other person except the parties any rights or remedies hereunder.

         9.07. Governing Law. This Agreement shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

         9.08. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         9.09. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses (including, in any event in the case of the Company, the costs of printing the Proxy Statement and any other filings to be printed, and in each case all exhibits, amendments or supplements thereto through to the Effective Date and shall thereafter be paid by the Surviving Corporation).

         9.10. Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (a) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof; (b) the terms "affiliate" and "associate" shall have the meanings set forth in Rule 405 of Regulation C promulgated under the Act; and (c) the term "subsidiary" of any specified corporation shall mean any corporation of which the outstanding securities having ordinary voting power to elect a majority of the board of directors are directly or indirectly owned by such specified corporation.

         9.11. Entire Agreement. This Agreement, including the documents and instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.


         IN WITNESS WHEREOF, Parent, Subsidiary and the Company have caused this Agreement to be signed by their respective duly authorized officers on the date first above written.




                                       Seda Specialty Packaging Corp.


                                       By: /s/  Shawn Sedaghat
                                          -----------------------------



                                       American Safety Closure Corp.


                                       By: /s/  David Kassel
                                          -----------------------------



Agreed with respect to
Section 2.07


ASC Managing Partners


By: /s/  David Kassel
   ------------------------------

                                  AMENDMENT TO

                           RESTATED MERGER AGREEMENT


         This Amendment To Restated Merger Agreement is made and entered into this 22nd day of June, 1995 by and among American Safety Closure Corp., a New York corporation ("ASC"), Seda ASC Acquisition Corp., a Delaware corporation and Seda Specialty Packaging Corp., a Delaware corporation ("Seda") with reference to the following:

         WHEREAS, pursuant to the provisions of Section 9.01 of the Restated Agreement and Plan of Merger dated as of January 5, 1995 ("Merger Agreement") among Seda, Seda ASC Acquisition Corp. and ASC, the aforesaid Merger Agreement may be amended, modified or supplemented by written agreement of Seda and its Subsidiary and ASC at any time prior to the Effective Time of the merger with respect to any of the terms contained in the said Merger Agreement;

         NOW, THEREFORE, for good and valuable consideration, the, parties hereby adopt the following amendments and Modifications to the said Merger
Agreement:

         Section 2.01 of the Merger Agreement shall be deleted and the following substituted in its entirety.

         "Section 2.01 Company Common Stock.

                 (a) Each share of Company common stock $.30 par value ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time (except for (i) shares of Company-Common Stock then owned beneficially or of record by Parent or Subsidiary or any other subsidiary of Parent (ii) shares of Company-Common Stock held in the treasury of the Company, and (iii) Dissenting Shares, as defined in
         Section 2.02 shall, by virtue of the Merger and without any action on the part of the holder thereof, be exchanged for and represent the right to receive one Common share of stock, no par value of the Parent (the "Exchange Shares") in exchange for 24.5120 shares of Company Common Stock upon surrender of the certificate or certificates representing such share of Company Common Stock."

         Section 2.04 of the Merger Agreement shall be amended by changing the word "immediately" into "as soon as practicable," said term appearing in the first line of said Section 2.04.

         Section 2.07 of the Merger Agreement at subparagraph (a) shall be deleted and the following substituted therefore in its entirety:

                 "(a)     Approval of Merger.  ASC Managing Partners, a New
         York general partnership ("Partners") which owns 1,656,127 shares of the Company ("the Partners Shares") hereby agrees to have the Partners Shares voted in favor of the Merger. ASC Managing Partners will exchange in the merger an aggregate of approximately 1,656,127 shares of Company Common Stock for the same consideration per share as is available to all the public shareholders of American Safety Closure Corp. and upon the same terms and conditions."

         Section 2.07(b), in the introductory portion thereof, shall be amended to read as follows:

                 "(b)     Establishment of Escrow.  Pursuant to the provisions
         of this Merger Agreement and simultaneously with the execution of this Agreement an escrow shall be established for the purposes and upon the terms and provisions set forth in this Merger Agreement and if any terms and provisions in said escrow agreement hereinafter described are inconsistent with the terms and provisions of this Merger Agreement, the terms of this Merger Agreement shall prevail over the terms of the escrow agreement. The terms of the escrow agreement are hereinbelow described:"

         Section 2.07(b)(ii) shall be deleted and the following substituted in its entirety:

                 "(ii) Parent has deposited with the law firm of Koerner Silberberg & Weiner the sum of $1,050,000 in immediately available funds and a certificate for 82,500 Exchange Shares registered in the name of Koerner Silberberg & Weiner as escrow agents pursuant to the terms of an escrow agreement in the form of Exhibit A to the Merger Agreement. Notwithstanding anything in said escrow agreement to the contrary, said sum of $1,050,000 and the said 82,500 shares shall be immediately released from said escrow and returned to Parent."

         Section 2.07 of the Merger Agreement shall be further amended by adding to subparagraph (b) a subparagraph (iii) which shall read as follows:

                 "(iii) Notwithstanding anything to the contrary in the said Escrow Agreement (Exhibit A to the Merger Agreement) subparagraphs 2(b) and (c) of the said Escrow Agreement shall be cancelled and of no further force or effect."


         Section 2.07(c) of the Merger Agreement shall be deleted in its entirety and of no further force or effect.

         Section 2.08 of the Merger Agreement shall be amended at the first line thereof by substituting the words "As soon as practicable" in place of the word "immediately."

         Section 7.01 of the Merger Agreement shall be amended by deleting said section and substituting the following therefore in its entirety:

         "Section 7.01 Time and Place. The closing of the Merger (the 'Closing') shall take place at the offices of Freshman, Marantz, Orlanski, Cooper & Klein, 9100 Wilshire Boulevard, Beverly Hills, California 90212, as soon as practicable following satisfaction of the closing conditions set forth in Article VII. The date on which the Closing actually occurs is herein referred to as the 'Closing Date.'"

         Section 8.01(b) of the Merger Agreement shall be amended by deleting the reference to "December 29, 1995" and substituting in place thereof "seven
(7) years from the date hereof."

         Section 9.07 of the Merger Agreement shall be amended by substituting "the laws of the state of Delaware" in place of "the laws of the state of New York" contained in said section.

         In witness whereof, the parties have executed this Amendment as of the date set forth above.


AMERICAN SAFETY CLOSURE CORP.          SEDA SPECIALTY PACKAGING CORP.


By: /s/  Shawn Sedaghat                By: /s/  Shawn Sedaghat
   ---------------------------            -------------------------------



                                       SEDA ASC ACQUISITION CORP.


                                       By: /s/  Shawn Sedaghat
                                          -------------------------------

                                  AMENDMENT TO

                           RESTATED MERGER AGREEMENT

         This Amendment To Restated Merger Agreement is made and entered into as of this 21st day of August, 1995 by and among American Safety Closure Corp., a New York corporation ("ASC"), Seda ASC Acquisition Corp., a Delaware corporation and Seda Specialty Packaging Corp., a Delaware corporation ("Seda") with reference to the following:

         WHEREAS, pursuant to the provisions of Section 9.01 of the Restated Agreement and Plan of Merger dated as of January 5, 1995 ("Merger Agreement") among Seda, Seda ASC Acquisition Corp. and ASC, the aforesaid Merger Agreement may be amended, modified or supplemented by written agreement of Seda and its Subsidiary and ASC at any time prior to the Effective Time of the merger with respect to any of the terms contained in the said Merger Agreement;

         WHEREAS the parties hereto entered an Amendment to the Merger Agreement dated June 22, 1995 (the "June 22 Amendment");

         NOW, THEREFORE, for good and valuable consideration the parties hereby adopt the following amendments and modifications to the said Merger
Agreement:

         "The Cash Election Option as defined in Section 2.01 of the Merger Agreement shall be eliminated. In all other respects the Merger Agreement shall remain in full force and effect without any revisions and the Amendment of June 22, 1995 is hereby rescinded and of no further force or effect."

         In witness whereof, the parties have executed this Amendment as of the date set forth above.

AMERICAN SAFETY CLOSURE CORP.          SEDA SPECIALTY PACKAGING CORP.


By: /s/  Shawn Sedaghat                By: /s/  Shawn Sedaghat
   ---------------------------            -----------------------------



                                       SEDA ASC ACQUISITION CORP.


                                       By: /s/  Shawn Sedaghat
                                          -----------------------------

                        Signatures By Both Corporations
                           Constituting Amendment to
                     Restated Merger Agreement dated as of
                                January 5, 1995


This Agreement is entered into by and between Seda Specialty Packaging Corp. and American Safely Closure Corp., with reference to the Restated Agreement of Merger dated as of January 5, 1995 by and between Seda Specialty Packaging Corp., American Safety Closure Corp. and others.

For good and valuable consideration the parties hereto agree as follows:

Section 8.01(b) of the above referenced Restated Agreement of Merger as of January 5, 1995 is hereby amended by extending the closing date therein from December 29, 1995 to March 31, 1996.

On all other respects said Restated Agreement of Merger shall remain in full force and effect except as otherwise amended prior hereto.

This amendment has been executed as of December 15, 1995 by the parties below:



AMERICAN SAFETY CLOSURE CORP.



By /s/ SHAWN SEDAGHAT
  ---------------------------
  Shawn Sedaghat, President


SEDA SPECIALTY PACKAGING CORP.


By /s/ SHAWN SEDAGHAT
  ---------------------------
  Shawn Sedaghat, President

                        Signatures By Both Corporations
                           Constituting Amendment to
                     Restated Merger Agreement dated as of
                                January 5, 1995

This Agreement is entered into by and between Seda Specialty Packaging Corp. and American Safety Closure Corp. with reference to the Restated Agreement of Merger dated as of January 5, 1995 by and between Seda Specialty Packaging Corp., American Safety Closure Corp. and others.

For good and valuable consideration the parties hereto agree as follows:

Section 8.01(b) of the above referenced Restated Agreement of Merger as of January 5, 1995 is hereby amended by extending the closing date therein from December 29, 1995 to May 31, 1996.

On all other respects said Restated Agreement of Merger shall remain in full force and effect except as otherwise amended prior hereto.

This amendment has been executed as of March 19, 1996 by the parties below.



AMERICAN SAFETY CLOSURE CORP.



By /s/ SHAWN SEDAGHAT
  ---------------------------
  Shawn Sedaghat, President


SEDA SPECIALTY PACKAGING CORP.


By /s/ SHAWN SEDAGHAT
  ---------------------------
  Shawn Sedaghat, President

                        Signatures By Both Corporations
                           Constituting Amendments to
                     Restated Merger Agreement dated as of
                                January 5, 1995


This Agreement is entered into by and between Seda Specialty Packaging Corp. and American Safety Closure Corp. with reference to the Restated Agreement of Merger dated as of January 5, 1995 by and between Seda Specialty Packaging Corp., American Safety Closure Corp. and others.

For good and valuable consideration the parties hereto agree as follows:

Section 8.01(b) of the above referenced Restated Agreement of Merger as of January 5, 1995 is hereby amended by extending the closing date therein from December 29, 1995 to July 31, 1996.

On all other respects said Restated Agreement of Merger shall remain in full force and effect except as otherwise amended prior hereto.

This amendment has been executed as of May 24, 1996 by the parties below:

AMERICAN SAFETY CLOSURE CORP.



By /s/ SHAWN SEDAGHAT
  -----------------------------
  Shawn Sedaghat, President



SEDA SPECIALTY PACKAGING CORP.



By /s/ SHAWN SEDAGHAT
  -----------------------------
  Shawn Sedaghat, President

                                   ANNEX B

                         AMERICAN SAFETY CLOSURE CORP.




                                  Confidential




                               VALUATION ANALYSIS

                                 March 29, 1995


                            H.J. MEYERS & CO., INC.
                               Investment Bankers
                                     Member
                                 NASD and SIPC

                         AMERICAN SAFETY CLOSURE CORP.

                    Confidentiality and Disclaimer Statement


This valuation analysis (the "Analysis") has been submitted on a confidential basis for use by the Board of Directors of American Safety Closure Corp. (the "Company") within the limitations outlined in the engagement agreement of March 3, 1995 between the Company and H.J. Meyers & Co., Inc. Any reproduction or distribution of this Analysis, or re-transmittal of its contents, in whole or in part, without the prior written consent of the Company or H.J. Meyers & Co., Inc. ("Meyers") is prohibited.

This Analysis has been prepared from information supplied by the Company. Meyers and the Company do not make and expressly disclaim any representation or warranty as to the accuracy or completeness of the information contained herein, and none may be implied. This Analysis is expressed in the context of the transaction noted herein. This Analysis was prepared with the benefit of publicly available material which should be read in association with the Analysis.

This Analysis contains certain information of a highly confidential nature, including projections by the Company's management of the Company's performance and other material of a forward-looking nature. The receipt of this Analysis constitutes an agreement on the part of the recipient hereof to maintain the confidentiality of the information contained herein or any additional information subsequently delivered in connection herewith.

No person has been authorized to make any representations or give any information with respect to the Company, except the information contained herein. The delivery of this Analysis at any time shall not imply that information contained herein is correct as of any time subsequent to the date set forth on the cover hereof

As a matter of course, the Company does not make public forecasts or projections as to future financial results. However, certain forecasts and projections (The "Projections") are contained herein. The Projections were not prepared with a view toward public disclosure or complying with the SEC's published guidelines regarding projected financial information. The Projections are based on a number of assumptions and are subject to significant uncertainties and contingencies. There is no assurance that they will be realized and their inclusion should not be regarded as a representation that they will be achieved. They should not be relied upon in setting a price for any securities offering in the future. Meyers has not made any independent investigation of the projections and does not make any representation or warranty as to their accuracy, completeness or reliability. Neither the Company nor Meyers undertakes any obligation to update the forecasts or projections.


                                                         H.J. Meyers & Co., Inc.

                                                         Phone: (310) 278-7880
                                                         Fax:   (310) 271-9605

                                                         March 29, 1995

                         AMERICAN SAFETY CLOSURE CORP.

                               TABLE OF CONTENTS

                                                                                          Page
                                                                                          ----
Confidentiality and Disclaimer Statement                                                   i

I.      Summary - Valuation Analysis: American
        Safety Closure Corp.                                                               1

II.     Company Profiles                                                                   4

        A. Seller: American Safety Closure Corp.                                           4
           1. History and Business Description                                             4
           2. Financial Information                                                        5
              a) Financial Assumptions                                                     5
              b) Historical Financial Information                                          5
              c) Pro Forma Financial Information                                           6

           3. Valuation Methodology                                                        7
              a) Balance Sheet/Asset Analysis                                              7
              b) Discounted Cash Flow Analysis                                             7
              c) Price/Earning Multiple                                                    8
        B. Buyer: Seda Specialty Packaging Corp.                                           9
           1. History and Business Description                                             9

           2. Financial Information                                                       10
              a) Financial Assumptions                                                    10
              b) Historical Financial Information                                         11
              c) Pro Forma Financial Information                                          12

           3. Valuation Methodology                                                       13
              a) Balance Sheet/Asset Analysis                                             13
              b) Discounted Cash Flow Analysis                                            13
              c) Price/Earning Multiple                                                   14
 III.   Appendix
           Engagement Letter           3/3/95
           Opinion Letter              3/30/95

- -----------------------------------------------------------------------------
                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------

         I. SUMMARY - VALUATION ANALYSIS: AMERICAN SAFETY CLOSURE CORP.
                       AND SEDA SPECIALTY PACKAGING CORP.


         H.J. Meyers & Co., Inc. has been retained by the Board of Directors of American Safety Closure Corp. ("CLOS") to complete a fairness opinion in the context of a buyout of CLOS's common stock holders by Seda Specialty Packaging Corp ("SSPC"). Specifically, SSPC has agreed to acquire all of the outstanding common stock of CLOS as well as the related assets currently leased from an affiliated party under the following structure:

            Purchase of leased assets for, cash                                                  $1,525,000

            Purchase of 1,656,000 shares of CLOS common
            stock from insiders for $1,050,000 in cash
            and 82,500 shares of SSPC stock (SSPC
            assumed value - $12/share)                                                            2,040,000

            Purchase of 1,389,000 of CLOS common stock
            from the public for either $1.50 per share
            in cash or 1 share of SSPC common stock for
            each 8 shares of CLOS common stock owned
            (SSPC assumed value - $12/share)                                                      2,083,500
                                                                                                 ----------
            Total Consideration                                                                  $5,648,000


         Both CLOS and SSPC are involved in very similar manufacturing operations. CLOS, through its main operating subsidiary, Arpak Plastics Inc., has a facility located in Plattsburgh, New York, where it manufactures plastic closures, jars and vials for various industrial uses. CLOS acquired Arpak in 1988 out of Chapter 11 bankruptcy in Boston, Massachusetts. Since that time, CLOS has continued to grow the operation and increase its market share.

         Similar to CLOS, SSPC manufactures (in Los Angeles) various plastic closures and caps, as well as plastic tubes. Both SSPC and CLOS distinguish themselves from the competition by offering a unique tamper evident closure which is used in the vitamin and pharmaceutical industries. Unlike CLOS, SSPC manufacturers various plastic tubes for use in the cosmetics, pharmaceutical and food industries. By servicing large customer accounts which have very long product runs, SSPC is able to maintain unusually high gross margins relative to its competition. The company has been successful in distinguishing itself as a low cost producer with excellent service and minimal product defects.

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                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------


         SSPC's decision to acquire a facility on the East Coast was driven in large part by the demands of one of its largest customer groups, the cosmetics industry. With a large concentration on the East Coast, the cosmetics customers have indicated to SSPC that it is imperative for the company to have more than one manufacturing facility, and preferably one on the East Coast. While SSPC had considered building its own facility, it became clear to the company's management that it would ultimately be more economical to acquire an existing manufacturing facility.

         The valuation contained herein incorporates three common methods for determining the value of a going concern. The first, Balance Sheet/Asset Analysis, focuses on each company's book value as it relates to market assessment and the value of intangibles. The second, Discounted Cash Flow Analysis ("DCF"), addresses the present value of future cash flow. This calculation has involved the adjustment downward of management projection in the case of CLOS to compensate for the company's historical record of losses. The third, Price/Earnings Multiple or Market Value focuses on the companies' value as determined by the public markets. We have applied various weightings to the different methods of valuation, based on their relevance in terms of this transaction. The balance sheet analysis was given 10% weighting due to its minimal impact on the company's cash flow. DCF was given a weighted value of 25% based on its incorporation of future cash flow in the determination of value. The method given the greatest weighting, however, is the Market Value Analysis. With the common stock of both companies trading publicly, there is a readily available indicator of value as determined in the open market. Therefore, in the analysis for both CLOS and SSPC, the Market Value Analysis was given a weighted preference of 65% to demonstrate its importance relative to Balance Sheet and DCF Analysis.

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                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------


         The three methods of analysis are discussed in detail in the following report including background information and financial data. The table below summarizes this analysis and its comparison on a per share basis:

                                                                                           ($000)
                                                                CLOS                                            SSPC
                                                                ----                                            ----
1.     Number of Shares Allocated (000)                         3,045                                           5,015

2.     Balance Sheet/Asset Analysis                     $5,300-$9,000                                 $54,000-$72,000
       Weighted Importance-10%                       average = $7,150                               average = $63,000
       Value Per Share                                          $2.35                                          $12.56
       Exchange Ratio                                                                5.34

3.     DCF Analysis (10%-25% risk)                      $4,800-$6,000                                 $50,000-$64,900
       Weighted Importance - 25%                     average = $5,400                               average = $57,500
       Value Per Share                                          $1.77                                          $11.47
       Exchange Ratio                                                                6.48

4.     Price/Earnings Multiple                          $3,500-$4,300                                 $54,000-$66,500
       Weighted Importance - 65%                     average = $3,900                               average = $60,250
       Value Per Share                                          $1.28                                          $12.01
       Exchange Ratio                                                                9.38

5.     Total Weighted Average Value                            $4,600                                         $59,838

6.     Weighted Average Value/Share                             $1.51                                          $11.94

7.     Comparative Exchange Ratio                                                    7.91

         SSPC's offer to CLOS shareholders of $1.50 per share in cash or one share of SSPC common (assumed value - $12/share) for each eight shares of CLOS owned is shown by the analysis above, to be a fair transaction. A weighted average value of the CLOS's shares is shown above to be $1.51 per share or approximately $4.6 million, whereas SSPC's value is equal to $11.94 per share or $59.8 million. Therefore, a direct conversion of the CLOS stock for SSPC stock would yield of ratio of 1 share of SSPC for each 7.91 shares of CLOS owned, virtually equaling the merger terms proposed by SSPC.

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                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------



                              II. COMPANY PROFILES

                 A. SELLER: AMERICAN SAFETY CLOSURE CORPORATION

                      1. HISTORY AND BUSINESS DESCRIPTION

         American Safety Closure Corporation ("CLOS") is a publicly traded company established in 1983 whose main operating subsidiary, Arpak Plastics, Inc. ("Arpak") is engaged in the manufacture of injection molded plastic caps, jars and vials. In October 1988, CLOS acquired Arpak Plastics, Inc., out of Chapter 11 bankruptcy in Boston, Massachusetts where it had previously been the operating subsidiary of another entity.

         The strength of Arpak's operation lies in its primary product line which consists of tamper-evident closures for use in various industries including cosmetics, food and health care. With the increased occurrence of product tampering incidents in recent years, there has been an increase in demand for various types of safety protected caps on consumer products. CLOS is a market leader in the manufacture and distribution of tamper resistant closures on a wide variety of products, including pharmaceutical, cosmetic, chemical and food products. The company anticipates increasing utilization of its plastic tamper-evident closures in this expanding market.

         CLOS is also a significant player in the market for plastic jars and jar closures. In January 1993, the company entered into a lease for the use of molds, machinery and customer lists of Tredegar Molded Products allowing CLOS to expand its stock line of single and double wall jars and jar closures. With this acquisition Arpak has maintained and further developed business with customers previously supplied by Tredegar. These customers are primarily in the cosmetic sector, an area in which Arpak was previously weak.

         The company's current growth plans call for expansion of the existing product line with further penetration into its customer base. CLOS has recently hired a West Coast salesman with plans for a more nationwide sales effort. The company plans a special emphasis on the health, beauty and cosmetics industries where Arpak has a well established customer base as a national supplier of containers, such as jars and closures.

         Arpak currently operates from a manufacturing facility located in Plattsburgh, New York. The plant is an approximately 100,000 square foot, one story manufacturing facility located on 6.7 acres of land. Arpak maintains an extensive line of injection molders, closure lining stamping machines and molds for the production of jars and caps.

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                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------


                            2. FINANCIAL INFORMATION

                            A) FINANCIAL ASSUMPTIONS

         The following information depicts American Safety Closure's historical financial statements and projections as an independent entity. The projections were reviewed by CLOS management and do not include all of the anticipated benefits of the acquisition by Seda Specialty Products. The projections reflect growth and profitability improvements achieved by increased sales efforts and lengthened product runs including cost reductions emphasized during the acquisition "due diligence".

                   B) HISTORICAL FINANCIAL INFORMATION ($000)


Balance Sheet                             April 91                 April 92                  April 93                   April 94
- --------------------------------------------------------------------------------------------------------------------------------
Cash                                           502                      542                        47                        197
Net Receivables                              1,008                    1,052                     1,352                      1,416
Inventory                                      935                    1,226                     1,672                      1,438
Other                                          133                      120                       171                        143
                                           -------------------------------------------------------------------------------------
TCA                                          2,578                    2,940                     3,242                      3,194
Net PPE                                      3,107                    2,958                     3,849                      3,904
Other                                          454                      394                       611                        360
                                           -------------------------------------------------------------------------------------
Total Assets                                 6,139                    6,292                     7,702                      7,458

Current LTD                                    575                      754                       522                        557
Accts Pay/Accruals                           1,014                      929                     1,418                      1,403
Revolver                                       896                      977                     1,395                      1,238
                                           -------------------------------------------------------------------------------------
TCL                                          2,484                    2,660                     3,335                      3,198
LTD                                          3,036                    2,440                     2,447                      2,378
Convertible Sub Debt                            70                       70                        70
                                           -------------------------------------------------------------------------------------
Preferred Stock in Subsidiary                                                                                                460
                                           -------------------------------------------------------------------------------------
Equity                                         549                    1,122                     1,850                      1,422
                                           -------------------------------------------------------------------------------------
Total Lia/Equity                             6,139                    6,292                     7,702                      7,458

                                              1991                     1992                      1993                       1994
Income Statement                            12 Mos                   12 Mos                    12 Mos                     12 Mos
- --------------------------------------------------------------------------------------------------------------------------------
Net Sales                                    6,273                    7,419                     8,515                     10,114
Gross Profit                                 1,096                    1,817                     1,897                      1,858
Percent of Sales                               18%                      25%                       22%                        18%
SG&A/Other                                   2,158                    1,534                     1,910                      1,698
                                           -------------------------------------------------------------------------------------
EBIT                                        (1,063)                     283                       (13)                       160
Net Int.  Expense                              383                      341                      (317)                       336
                                           -------------------------------------------------------------------------------------

Non-Recurring Charges                                                                                                        760
PBT                                         (1,446)                     (58)                     (330)                      (936)

Net Income                                  (1,446)                     (58)                     (330)                      (936)

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                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------



                            2. FINANCIAL INFORMATION

                   C) PRO FORMA FINANCIAL INFORMATION ($000)

Balance Sheet                                 Dec 95                 Dec 96           Dec 97
- --------------------------------------------------------------------------------------------
Cash                                             100                    100              150
Net Receivables                                1,800                  2,200            2,700
Inventory                                      1,400                  1,600            1,900
Other                                            200                    200              200
                                              ----------------------------------------------
TCA                                            3,500                  4,100            4,950
Net PPE                                        6,700                  6,700            7,000
Other                                            600                    600              600
                                              ----------------------------------------------
Total Assets                                  10,800                 11,400           12,550

Current LTD                                      600                    600              600
Accts Pay/Accrual                              1,300                  1,400            1,900
Revolver                                         500                    600                0
TCL                                            2,400                  2,600            2,500
LTD                                            2,400                  1,800            1,200
Equity (Net Worth)                             6,000                  7,000            8,850
                                              ----------------------------------------------
Total Lia/Equity                              10,800                 11,400           12,550


Income Statement                              Dec 95                 Dec 96           Dec 97
- --------------------------------------------------------------------------------------------
Net Sales                                     11,000                 13,000           16,000
Gross Profit                                   2,600                  3,800            5,600
Percent of Sales                                 24%                    29%              35%
SG&A/Other                                     1,400                  1,600            1,900
                                              ----------------------------------------------
EBIT                                           1,200                  2,200            3,700
Net Int. Expense                                 350                    350              400
                                              ----------------------------------------------
Amortization                                     200                    200              200
PBT                                              650                  1,650            3,100

Net Income                                       400                  1,000            1,850

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                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------


                            3. VALUATION METHODOLOGY

                        A) BALANCE SHEET/ASSET ANALYSIS

         A balance sheet valuation examines all of the company's assets that represent value to an outside party seeking to invest in the company. This includes hard assets such as cash, accounts receivable, property and equipment in addition to intangible assets like patents or trademarks. Certain assets sometimes warrant enhanced value due to strategic synergies or increases resulting from current market values in excess of depreciated book values. It is important to note however, that this type of analysis does not take into account the value of expected earnings nor other ongoing operations-related issues. These attributes can be included as part of an overall corporate valuation, but a buyer who is looking at the balance sheet as the primary means of assessing value, will discount the importance of such components.

         American Safety Closure's balance sheet as of January 1995 contains total assets of $7 million and a net worth of $485,000. These assets include accounts receivable, inventory, prepaid expenses, property, plant and equipment. The property, plant and equipment category is understated due to depreciation and market value of the owned real estate. Their fair market value of the real estate (through a recently conducted appraisal of the property) is approximately $1.8 million. Additionally, the company's machinery and equipment was recently appraised at $10.7 million for replacement value and $7 million for depreciated value. This gives a total current market value of the company's property, plant and equipment of between $8.8 million and $12.5 million verses a net book value of $4 million. This market adjustment increases net worth from $485,000 to between $5.3 million and $9 million.


                        B) DISCOUNTED CASH FLOW ANALYSIS

         Discounted cash flow analysis ("DCF") focuses on a company's ability to generate free cash over a particular forecast period. Free cash is defined as a company's cash flow with adjustments made in terms of discretionary disbursements and receipts. These adjustments reflect the ability of an investor to halt or sustain an existing cash management policy or, in turn, reflect the same ability to initiate a completely new policy. In other words, free cash flow is a snapshot of what a company's future operations can accomplish without the potential distortion of accounting rules and changes (which may be problematic in simple price/earnings calculations) nor the burden of balance sheets laden with debt and/or under performing or risky assets.

         DCF relies upon the future generation of free cash as a basis to determine an estimated value for the organization. The present value of each forecast year's cash flow is calculated using a discount rate that is a composite of current and future interest rates, the company's cost of capital, and an assessment of the organization's systematic risk of operation. In addition, a terminal value in the final forecast year is determined by analysis

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                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------

of the value of future earnings. Loosely translated, the terminal value reflects the company's sales price in the terminal year (Year 3 in this analysis). Based on the history of losses incurred by CLOS, however, we have elected to discount the company's projections by 40% in year one, 50% in year two and 50% in year three, including the terminal value. Thus, our calculation of the terminal value for American Safety Closure Corp., was: 4.5 x future EBIT (less long term debt service) in 1997 or (4.5 x 3,700M) - 1,800 = $14,850M ($14,850 x 50% = $7,425).

         The following is a summary of the DCF process. Capital expenditures and depreciation are calculated on a net basis and totaled under the Other heading.

($000)


Year               Net Income      Change in WC      Other      Net Cash Flow      Discount Value
- ----               ----------      ------------      -----      -------------      --------------
1                       400            (110)          800            1,090               654
2                     1,000             100             0            1,100               550
3                     1,850            (900)         (300)             650               325
Terminal             14,850                                         14,850             7,425


         Again, because of CLOS's negative earnings history, we elected to discount the amounts in years one, two and three plus the terminal value by the percentages shown above. Additionally, because of the uncertainty in predicting future interest rates, cost of capital, systematic risk and economic factors, three discount rates have been selected; 15%, 20% and 25%. This range reflects a high and low valuation. The DCF value of American Safety Closure Corp. is as follows:

         -    15% discount rate = $6.0 million
         -    20% discount rate = $5.4 million
         -    25% discount rate = $4.8 million

  The DCF analysis provides a range of $4.8 million to $6.0 million depending upon assumed risk.


                           C) PRICE/EARNING MULTIPLE

         Publicly traded companies are frequently valued on the basis of a price to earnings (P/E) multiple. Different industries and market capitalization values command different P/E multiples. Companies that operate in very high growth industries or industries with perceived significant appreciation potential, tend to carry P/E multiples that are higher than stable, mature or slow growth industries.

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                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------



         A sample of seven publicly traded specialty plastic manufacturers shows P/E multiples ranging from 9.3 to 17.5, with an average of 13.4. The stock of American Safety Closure Corp. closed on 3/27/95 at $1.32 per share or
10.2 times forecasted Earnings Per Share ("EPS") for the period ending 12/31/95. Given the history of losses recorded by CLOS of the past several years, it appears appropriate that its stock would trade at the low end of the comparable range. This market price provides a value range for the company in the past six months of $3.5 million to $4.3 million or an average of $3.9 million. This is comparable to the price of $4.1 million paid by SSPC for CLOS's common stock and shows a slight premium over the market value.


                  B.    BUYER: SEDA SPECIALTY PACKAGING CORP.

                      1. HISTORY AND BUSINESS DESCRIPTION

         Seda Specialty Packaging Corp. ("SSPC") is a manufacturer of plastic closures and tubes for use in the cosmetics, pharmaceutical and food industries. The company was founded in 1984 by Mr. Shepaur Sedaghat who has over 35 years experience in the specialty plastics business. The business is currently run by Mr. Sedaghat and his son, Shawn Sedaghat, who has worked at SSPC for over ten years in a variety of capacities including production, operations and management.

         From the company's inception through 1990 SSPC was primarily a manufacturer of plastic closures. Through its injection molding process, SSPC produced both lined and linerless closures which were used in a variety of industries including cosmetics, pharmaceuticals, and food production. The company's primary product in this area is the standard Series 400 plastic screw cap which is fabricated in a wide variety of sizes and is adaptable to glass and metal as well as plastic containers. The company has been able to distinguish itself from the competition by offering high quality products, with timely delivery and minimal product defects.

         At the recommendation of one of its primary customers, SSPC entered the plastic tube business in 1990. After researching the market, the company perceived a need for more responsiveness than was being offered by the large manufacturing companies that were producing plastic tubes at that time. Today, SSPC's tubes are produced in a variety of sizes and used in the cosmetics, food and pharmaceutical industries. Additionally, the company maintains printing machines which allow its plastic tubes to be printed with the customer's proprietary labels. In 1993, SSPC issued an initial public offering of its common stock, with a major portion of the proceeds from that offering going to expand its production capabilities for plastic tubes.

         As SSPC has continued to grow and expand its customer base in the cosmetics industry, a number of the company's largest customers have indicated that in order to increase their purchase volume, the company would need to add an additional manufacturing facility. This demand was driven by the fact that these companies would

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- -----------------------------------------------------------------------------
                            H.J. MEYERS & CO., INC.
- -----------------------------------------------------------------------------

require adequate supply should something happen to one of the company's facilities. With many of the largest cosmetics customers based on the East Coast, it made sense for SSPC's new facility to be located there as well. The acquisition of CLOS was an excellent opportunity for SSPC because it provided the company with the second manufacturing facility it needed, at a significantly lower cost than would have been incurred by constructing its own plant.


                            2. FINANCIAL INFORMATION

                            A) FINANCIAL ASSUMPTIONS

         The following information depicts Seda Specialty Products including the acquisition of American Safety Closure. The CLOS projections have been included to show the benefit that will be received by CLOS shareholders who elect to receive SSPC common stock in exchange for their CLOS shares. These projections do not show any adjustment for the market value of CLOS's acquired assets, which has been appraised to be significantly in excess of its book value. The projections show the significant growth that is anticipated as SSPC is able to achieve inroads into the large cosmetics manufacturers located on the East Coast.

- -------------------------------------------------------------------------------
                           H.J. MEYERS & CO., INC.
- -------------------------------------------------------------------------------


                            2. FINANCIAL INFORMATION

                   B) HISTORICAL FINANCIAL INFORMATION ($000)


Balance Sheet                                   Dec 91                Dec 92                  Dec 93                  Dec 94
- ------------------------------------------------------------------------------------------------------------------------------
Cash                                               148                   303                  14,574                   5,585
Net Receivables                                  1,916                 2,866                   4,398                   5,369
Inventory                                          945                 1,316                   2,261                   3,852
Other                                               43                    78                     950                   1,999
                                              --------------------------------------------------------------------------------
TCA                                              3,052                 4,563                  22,183                  16,850
Net PPE                                          9,309                11,807                  19,696                  32,463
Other                                              537                   600                     987                   1,375
                                              --------------------------------------------------------------------------------
Total Assets                                    12,898                16,970                  42,866                  50,643

Current LTD                                      1,346                 1,579                   2,265                   1,979
Accts Pay/Accruals                               1,016                 1,571                   3,138                   2,156
Revolver                                         2,569                 2,925                   1,000                       0
                                              --------------------------------------------------------------------------------
Other Current Liabs.                               300                   300                       0                   1,600
TCL                                              5,231                 6,375                   6,403                   5,735
LTD                                              4,188                 5,894                   6,270                   8,508
Other LT Liabs.                                    629                   476                   3,113                   4,230
                                              --------------------------------------------------------------------------------
Equity                                           2,850                 4,225                  27,080                  32,170
                                              --------------------------------------------------------------------------------
Total Lia/Equity                                12,898                16,970                  42,866                  50,643

Income Statement                                Dec 91                Dec 92                  Dec 93                  Dec 94
- ------------------------------------------------------------------------------------------------------------------------------
Net Sales                                       11,410                17,386                  25,298                  30,400
Gross Profit                                     4,349                 7,170                  10,550                  11,959
Percent of Sales                                   38%                   41%                     42%                     39%
SG&A/Other                                       1,466                 1,713                   2,910                   4,057
                                              --------------------------------------------------------------------------------
EBIT                                             2,883                 5,457                   7,640                   7,902
Net Int. Expense                                   867                   982                     933                     714
                                              --------------------------------------------------------------------------------
Non-Recurring Charges                              (14)                  457                      23                      80
PBT                                              2,030                 4,018                   6,684                   7,108

Net Income                                       1,992                 3,896                   4,798                   4,842

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                           H.J. MEYERS & CO., INC.
- -------------------------------------------------------------------------------


                            2. FINANCIAL INFORMATION

                   C) PRO FORMA FINANCIAL INFORMATION ($000)


Balance Sheet                                              Dec 95                       Dec 96                       Dec 97
- ------------------------------------------------------------------------------------------------------------------------------
Cash                                                        6,349                        6,559                        9,184
Net Receivables                                             9,500                       11,000                       13,500
Inventory                                                   6,450                        7,000                        8,000
Other                                                       2,000                        2,000                        2,000
                                                         ---------------------------------------------------------------------
TCA                                                        24,299                       26,559                       32,684
Net PPE                                                    44,063                       45,163                       46,563
Other                                                       1,850                        2,000                        2,000
                                                         ---------------------------------------------------------------------
Total Assets                                               70,212                       73,722                       81,247

Current LTD                                                 4,475                        4,775                        4,500
Accts Pay/Accrual                                           4,540                        5,500                        6,000
Revolver                                                    1,500                            0                            0
TCL                                                        10,515                       10,275                       10,500
LTD                                                        14,500                       10,000                        5,800
Other LT Liabs.                                             4,927                        5,677                        6,677
                                                         ---------------------------------------------------------------------
Equity (Net Worth)                                         40,270                       47,770                       58,270
                                                         ---------------------------------------------------------------------
Total Lia/Equity                                           70,212                       73,722                       81,247


Income Statement                                           Dec 95                       Dec 96                       Dec 97
- ------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                  47,000                       60,000                       75,000
Gross Profit                                               17,000                       20,500                       27,000
Percent of Sales                                              36%                          34%                          36%
SG&A/Other                                                  6,070                        6,800                        7,900
                                                         ---------------------------------------------------------------------
EBIT                                                       10,930                       13,700                       19,100
Net Int. Expense                                            1,730                        1,600                        1,600
                                                         ---------------------------------------------------------------------
PBT                                                         9,200                       12,100                       17,500

Net Income                                                  6,100                        7,500                       10,500

- -------------------------------------------------------------------------------
                           H.J. MEYERS & CO., INC.
- -------------------------------------------------------------------------------


                            3. VALUATION METHODOLOGY

                        A) BALANCE SHEET/ASSET ANALYSIS

         Seda Specialty Packaging Corp.'s balance sheet as of December 1994 contains total assets of $50.6 million and a net worth of $32.1 million. The balance sheet contains a significant amount of cash and new machinery and equipment which was acquired through the proceeds of the company's 1993 initial public offering. The property, plant and equipment category is understated due to depreciation and market value of the owned real estate. The company's land and building, which has a book value of under $7 million was assessed prior to the company's IPO at a value in excess of $11 million. This market adjustment increases SSPC's net worth from $32.1 million to approximately $36 million.

         Based on SSPC's history of profitability, growth and its strong market position, the company would warrant a premium over book (or market adjusted book) of between 1.5-3.0 times. While the average market premium for all publicly traded companies is approximately 2 times book, we have assigned a range of book multiple to SSPC of between 1.5 and 2.0 times market book. This range of multiples indicates a value of between $54 million and $72 million.


                        B) DISCOUNTED CASH FLOW ANALYSIS

         The DCF analysis for SSPC involves the use of a projection scenario which incorporates 50% of CLOS in 1995 and 100% of CLOS in 1996 and 1997. This data has been included in the projection scenario to show the value that will be received by CLOS shareholders who accept SSPC stock in the exchange offer. Additionally, the SSPC projections have been reduced to reflect the same adjustments made to the CLOS projections in the analysis provided earlier in this report. The terminal value in the final forecast year has been determined similarly to CLOS's terminal value, which reflects the company's sales price in the terminal year (Year 3 in this analysis). Thus, our calculation of the terminal value for Seda Specialty Packaging, was: 4.5 x future EBIT (less long term debt service) in 1997 or (4.5 x 19,100M) - 4,500 = $81,750M.

         The following is a summary of the DCF process. The discount value shows the discounting of CLOS's projections. Capital Expenditures and depreciation are calculated on a net basis and totaled under the Other heading.

($000)

Year           Net Income        Change in WC      Other      Net Cash Flow     Discount Value
- ----           ----------        ------------      -----      -------------     --------------
1                 6,100            (4,446)        (3,170)         (1,516)         (1,716)
2                 7,500            (2,590)          (100)          4,810           4,310
3                10,500            (3,000)          (400)          7,100           6,175
Terminal         81,450                                           81,450          73,125

- -------------------------------------------------------------------------------
                           H.J. MEYERS & CO., INC.
- -------------------------------------------------------------------------------


         Due to SSPC's larger size, more consistent earnings history and greater financial flexibility, the company's cost of capital is perceived to be less than CLOS's. The company's cost of short term bank debt is roughly Prime and its long term debt is equal to its bank's cost of funds + 1.50%. Based on this fact, we have used a lower cost of capital range to calculate SSPC's DCF. These cost of capital discount rates give values as shown below:

         -       10% discount rate = $64.9 million
         -       15% discount rate = $56.8 million
         -       20% discount rate = $50.0 million

         The DCF analysis provides a range of $50.0 million to $64.9 million depending upon assumed risk.

                           C) PRICE/EARNING MULTIPLE

         For the calculation of SSPC's market value, we used the same sample of seven publicly traded specialty plastic manufacturers which was used in the CLOS analysis based on the company's similar operations. Again, the P/E multiples of the comparable companies ranged from 9.3 to 17.5 and had an average of
13.4. This compares to SSPC common stock ($10.88 at 3/27/95) which has a P/E multiple of 11.3 times trailing 12 months EPS. While SSPC's stock is trading at slightly below the comparable average, the company has experienced a leveling off of its stock price which has ranged between $10.88 and $13.25 over the past six months. This price range provides a value for the company of between $54.5 million and $66.5 million.

                               Engagement Letter

                           H.J. MEYERS & CO., INC.
                              INVESTMENT BANKERS
                       MEMBER, NEW YORK STOCK EXCHANGE


                                                     356 NORTH CAMDEN DRIVE
                                                 BEVERLY HILLS CALIFORNIA 90210
                                                    TELEPHONE (310) 278-7880
                                                       FAX (310) 859-4706


March 3, 1995


Shawn Sedaghat
Chief Executive Officer
American Safety Closure Corp.
1 Plant Road
Plattsburgh, NY 12901

Dear Mr. Sedaghat


This letter (the "Engagement Letter") will confirm the engagement of H.J. Meyers & Co., Inc. ("Meyers") by American Safety Closure Corp. ("the Company") to render financial and investment banking services on an exclusive basis as described below. In connection with this engagement, Meyers will familiarize itself with such information as provided by the Company regarding the business operations, financial condition and prospects of Seda Specialty Packaging Corp. and American Safety Closure Corp. ("the Companies") for the purpose of providing a fairness opinion on the terms and conditions of the acquisition of American Safety Closure Corp. by Seda Specialty Packaging Corp.

Meyers will review such corporate documents and other information provided by the Companies as Meyers in its sole discretion deems necessary. The Companies will furnish to Meyers such information and data (the "Information") relating to the Companies as Meyers reasonably requests and will provide reasonable access to the Companies' officers, directors, employees, counsel and independent accountants. Meyers may rely upon the information without independently verifying it and does not assume responsibility for its accuracy or completeness. Meyers will not make an independent appraisal of the assets of the Companies.

The Companies agree to indemnify and hold Meyers and its officers, directors, advisors and shareholders ("Indemnitees") harmless from any loss, claim, damage (including attorneys' fees) or liability asserted against the Indemnitees relating in any manner to the services rendered by them hereunder or any of the matters upon which they are requested to consult, whether under the Securities Act of 1933, the Securities Exchange Act of 1934, or any other state or federal law or otherwise, unless resulting primarily from willful misconduct or gross negligence. The Companies shall also assume responsibility for the Indemnitees' defense in any such matters, except where a conflict exists such that they are required to retain separate counsel, in which event, the Companies shall pay the legal fees and expenses, as and when incurred, of separate counsel retained by Indemnitees to provide such defense. The term of this Agreement shall be two months beginning with the date of your acceptance of this Engagement Letter as evidenced below, and will be renewed automatically unless there is prior written notification to the contrary. Meyers or the Company may cancel this Agreement upon 15 days written notice. Should the Company elect to terminate this engagement prior to its completion, no refund of fees paid will occur and all reasonable travel expenses already incurred will be reimbursed.

American Safety Closure Corp.
March 3, 1995
Page two

In connection with the engagement, Meyers will be paid a total fee of $25,000 with $10,000 paid upon signing this engagement and the remaining $15,000 upon submission of a completed document summarizing the opinion and analytical process. In addition, Meyers will be reimbursed for all reasonable pre-approved travel expenses associated with the engagement not to exceed $5,000.

This Engagement Letter sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes and cancels any prior or contemporaneous communications, understandings or agreements between the parties. This Agreement cannot be modified or changed, nor can any of its provisions be waived, except by written agreement signed by all parties hereto.

This Agreement shall be governed by and construed to be in accordance with the laws of the State of California applicable to contracts made and to be performed solely in such State by citizens thereof. The parties hereto shall deliver notices to each other by personal delivery or by registered mail (return receipt requested) at the addresses set forth above.

All controversies or claims between the parties hereto or arising out of or relating to the business combination contemplated by this Agreement, including but not limited to the making or enforcement of documents relating thereto, shall be resolved by arbitration in accordance with applicable rules of the American Arbitration Association. Judgment on the arbitrators' award may be entered in any court having jurisdiction. If any action or proceeding is brought to enforce the terms of this Agreement, the prevailing party shall be entitled to recover all of its reasonable attorney's fees and costs.

If the terms and conditions of this Engagement Letter confirm our agreement and understanding, please execute the copy of this Engagement Letter in the space provided below and return it to us.

                                         Agreed to and accepted this
  Very truly yours,                      8th day of March 1995


  H.J. MEYERS & CO., INC.                AMERICAN SAFETY CLOSURE CORP.


  By: /s/ F.D. (CHUCK) ROGERS            By: /s/ SHAWN SADAGHAT
     ------------------------               ---------------------------
     F.D. (Chuck) Rogers                    Shawn Sadaghat
     Managing Director                      Chief Executive Officer

                                 Opinion Letter

                           H.J. MEYERS & CO., INC.
                              INVESTMENT BANKERS
                             MEMBER, NASD AND SIPC


                                                     356 NORTH CAMDEN DRIVE
                                                 BEVERLY HILLS CALIFORNIA 90210
                                                    TELEPHONE (310) 278-7880
                                                       FAX (310) 859-4706




March 30, 1995


Shawn Sedaghat and the
Board of Directors
American Safety Closure Corp.
1 Plant Road
Plattsburgh, NY 12901

Gentlemen:

         You have requested our opinion as to the fairness from a financial standpoint of the acquisition of American Safety Closure Corporation (CLOS) by Seda Specialty Packaging Corporation (SSPC).

         We understand that both CLOS and SSPC are public companies trading on the NASDAQ Small Cap and National Market Systems and are involved in similar manufacturing operations which include production and marketing of plastic closures (tamper proof and otherwise) and plastic tubes that serve a variety of markets such as cosmetics, pharmaceuticals and the food industry. We further understand, the transaction involves the acquisition of all of the outstanding common stock of CLOS as well as related assets currently leased from an affiliated party in exchange for cash and stock that amounts to an exchange value of eight (8) shares of CLOS for each share of SSPC issued or a cash equivalent value of $5.648 million.

         H.J. Meyers & Co., Inc. as part of its investment banking activities, engages in the evaluation of businesses and their securities in connection with mergers and acquisitions, underwriting of public offerings and private placements.

         In connection with this opinion, we have reviewed, among other things, publicly available information on the specialty packaging industry as well as selected public and private companies that specialize in this industry. We have received certain internal financial reports and projections prepared by CLOS and SSPC. We have had discussions with members of management of both companies with respect to current operations, financial conditions and business prospects.

American Safety Closure Corp.
March 30, 1995
Page two

         In preparing this opinion, we have conclusively relied upon the accuracy and completeness of all aspects of the information provided to us. We have not attempted to independently verify the information considered in our evaluation and have assumed that the manner in which this transaction will be effected will comply with applicable laws.

         Based upon the foregoing and such other factors that we consider relevant, it is our opinion that, as of the date hereof, the value of the acquisition of American Safety Closure Corporation by Seda Specialty Packaging Corporation is fair and equitable to American Safety Closure and its Stockholders.


Very truly yours,


/s/  F.D. (CHUCK) ROGERS
- ---------------------------
F.D. (Chuck) Rogers
Managing Director

                                    ANNEX C

                       NEW YORK BUSINESS CORPORATION LAW

         SECTION 623. PROCEDURE TO ENFORCE SHAREHOLDER'S RIGHT TO RECEIVE PAYMENT FOR SHARES.-(a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

         (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

         (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election. stating his name and residence, address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares.
Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of Section 913 (Share exchanges) shall file a written notice of such election to dissent


                                   Exhibit A
                         Dissenters' Right of Apprasial

94                     Business Corporation Law                     Section  623

within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

         (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

         (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and an other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

         (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to

Section 623                  Business Corporation Law                         95

the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

         (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that

96                      Business Corporation Law                    Section  623

acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety-day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve-month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

         (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any assenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

         (l) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an

Section 623                   Business Corporation Law                       97

office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

         (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

         (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

         (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not

98                    Business Corporation Law,                     Section 623

intended for use at the trial in the proceeding and notwithstanding subdivision
(d) of section 3101 of the civil practice laws and rules.

         (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

         (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate act was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporation offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

         (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. Such expenses shall include reasonable compensation for and the reasonable expenses of the appraiser, but shall exclude the fees and expenses of counsel for and experts employed by any party unless the court, in its discretion, awards such fees and expenses. In exercising such discretion, the court shall consider the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following:
(A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; -and- (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in

Section 623                Business Corporation Law                           99

clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

         (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

         (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

         (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

         (1) Withdraw his notice of election, which shall in such event be deemed with drawn with the written consent of the corporation; or

         (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

         (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

         (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

100                           Business Corporation Law             Section 623

         (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

         (m) This section shall not apply to foreign corporations except as provided in subparagraph (e), (2) of section 907 (Merger or consolidation of domestic and foreign corporations). (Amended by L. 1965, Ch. 803; L. 1982, Ch. 202, Sections 3-9, Ex. Sess., Ch. 928, Sections 38-40; L. 1986, Ch 117,
Section 3.)

                                    ANNEX D

Price Waterhouse LLP                                                   [LOGO]


March 27, 1996

Board of Directors
Seda Specialty Packaging Corp.
2501 W. Rosecrans Blvd.
Los Angeles, California 90059


         ACQUISITION OF AMERICAN SAFETY CLOSURE CORP. BY SEDA SPECIALTY
                                PACKAGING CORP.


Dear Directors:

You have requested our opinion regarding certain Federal income tax consequences resulting from the plan of merger between Seda Specialty Packaging Corp. ("Seda"), Seda ASC Acquisition Corp. ("Subsidiary") and American Safety Closure Corp. ("ASC") as described in Amendment No. 2 to Form S-4 ("Form S-4") to be filed with the Securities and Exchange Commission later this month. As more fully described below, Subsidiary will be merged with and into ASC with ASC surviving.

Specifically, you asked us to address the following issues:

1)    How will the acquisition be treated for Federal income tax purposes?

2)    What will the tax consequences of the transaction be to Seda?

3) What will the tax consequences of the transaction be to the shareholders of ASC?

4)    What will the tax consequences of the transaction be to ASC?

                                  CONCLUSIONS

As part of our review of these transactions, we have reviewed the Form S-4 and it is our opinion, based on the facts, assumptions, and representations contained herein, that:

1 For Federal income tax purposes, Seda's acquisition of ASC through a merger of a wholly-owned subsidiary with and into ASC will be treated as if Seda had acquired the ASC stock directly from the ASC shareholders in a taxable stock purchase and will not be treated

Board of Directors
Seda Specialty Packaging Corp.                                         [LOGO]
March 27, 1996
Page 2

         as a tax-free reorganization under section 3681 or a tax-free exchange under section 351. Rev. Rul. 73-427.

2) Seda will obtain a cost basis in the stock acquired equal to the amount of cash paid plus the fair market value of other property transferred plus any transaction costs incurred. Section 1012.

3) The shareholders of ASC will be treated as if they had sold their stock directly to Seda. They will recognize gain or loss based on the difference between the fair market value of the property received and their adjusted basis in the ASC stock. Section 1001. The gain or loss will be capital if the shareholder held the stock as a capital asset on the date of the exchange. Any loss on the sale may be limited.

4) No gain or loss will be recognized by ASC on the transfer of its stock by its shareholders. ASC will retain its current tax basis in all its assets. Any tax attributes including net operating losses, capital losses, certain credits and built-in losses may be subject to limitation under sections 382 and 383, Treas. Reg. section 1.1502-21 (i.e., SRLY limitation) or other relevant sections.

                                   BACKGROUND

Seda is an existing company that has been operating since February 1984. Seda and Subsidiary are Delaware corporations. Seda has 30,000,000 shares of common stock authorized. As of December 31. 1994, Seda had 5,015,000 shares of common stock issued and outstanding. Subsidiary will be owned 100 percent by Seda. Subsidiary is being formed with 1,000 shares of common stock for purposes of this transaction.

ASC was incorporated on May 16, 1983 to develop, manufacture, assemble and sell tamper-evident plastic closures. In October 1988, ASC purchased substantially all of the assets and assumed substantially all of the liabilities of Arpak Plastics, Inc. ("Arpak") out of bankruptcy. ASC went public in 1990, is traded in the "over-the-counter" market but recently lost its market maker. In January 1993, ASC entered into a lease Agreement with KGE Leasing Associates, Inc. ("KGELA"), a related party, for the use of molds, machinery and customer lists of Tredegar Molded Products.

ASC, a New York corporation, has 15,000,000 shares of common stock authorized. The shares have a par value of $.30. As of April 30, 1995, there were 3,034,273 shares issued and outstanding, warrants to purchase 30,000 shares and no shares held in treasury. ASC Managing Partners

- ----------------------
         1       All section references are to the Internal Revenue Code of
1986, as amended. All regulation references are to the Income Tax Regulations thereunder.

Board of Directors
Seda Specialty Packaging Corp.                                         [LOGO]
March 27, 1996
Page 3

("Partners"), a New York general partnership, owned 1,656,127 shares of the common stock at that date. During the first quarter of 1995, Seda acquired approximately 102,000 shares of ASC stock on the open market.

The following are the transaction steps that have occurred to date as described in the Form S-4:

         On January 5, 1995, Seda and ASC entered into a "Merger Agreement", pursuant to which each stockholder of ASC would receive one share of the Seda's common stock for every eight shares of ASC common stock owned by such stockholders. Approximately 3,064,000 shares of ASC were outstanding as of that date (including 30,000 warrants). This agreement was subsequently amended on June 22, 1995, August 21, 1995, December 15, 1995 and March 19, 1996. as discussed below.

         On January 5, 1995, in connection with the proposed merger, Seda acquired an irrevocable proxy (the "Management Proxy") with respect to an aggregate of 1,656,127 shares of ASC common stock, or approximately 54% of ASC's then outstanding common stock, from Partners. The Management proxy and the ASC shares were placed into escrow together with $1,050,000 cash from Seda and 82,500 shares of Seda's common stock pursuant to the terms of an escrow agreement which provided, in part, that the Management Proxy and shares would not be released until the earlier of the date of a vote by ASC's stockholders on the merger or July 5, 1995. On the same date, Seda acquired irrevocable proxies with respect to an aggregate of 339,250 additional shares of ASC common stock (the "Employee Proxies") from certain employees of ASC.

         On January 5, 1995, Seda also entered into a "Management Agreement" with ASC. The Management Agreement gave Seda the authority to manage ASC with the objective of using Seda's good faith best efforts to maximize the profits of ASC. The Management Agreement also provides that in consideration for said management services, Seda shall be entitled to receive an amount equal to the profits, if any, (determined by reference to net income determined in accordance with generally accepted accounting principles) generated during the term of the Management Agreement. The Management Agreement continues in effect until the closing of the contemplated merger. Prior to June 22, 1995, the date at which Seda began consolidating the operations of ASC, the management fee under this agreement was not material.

         On January 5, 1995, Seda also acquired certain equipment formerly leased to ASC by KGELA. The equipment was acquired for an aggregate cash purchase price of $1,525,000. During the six months ended June 30, 1995, Seda made loans to ASC aggregating $625,000.

Board of Directors
Seda Specialty Packaging Corp.                                           LOGO
March 27, 1996
Page 4

         On June 22, 1995, ASC issued 6,192,000 new shares of ASC common stock to Seda in exchange for the cancellation of $497,000 in indebtedness owed by ASC to Seda and for the contribution to ASC of the equipment that Seda had acquired from KGELA and that ASC had been leasing from Seda. These shares, together with the 102,000 shares that Seda acquired on the open market, gave Seda approximately 67% of the outstanding shares of ASC at June 22, 1995.

         On June 22, 1995, the Merger Agreement was amended to modify the consideration that each ASC shareholder would receive to one share of Seda's common stock for each 24.152 shares of ASC common stock. On June 23, 1995, Seda filed an action in the U.S. District Court for the Southern District of New York against ASC and other defendants seeking a recision of the merger agreement and, in the alternative, a declaration by the Court that the Merger Agreement be amended with the consent of both Boards of Directors without the consent of any other parties. The stock and cash in escrow were distributed in accordance with the escrow instructions on July 5, 1995, but were still subject to the court proceedings as the Company continued to dispute the legal rights of Partners to cause the disbursal of the cash and stock in said escrow.

         On August 21, 1995 the Merger Agreement was again amended to modify the consideration that each ASC shareholder would receive back to one share of Seda's common stock for each 8 shares of ASC common stock, as originally contemplated, in anticipation of a settlement of the litigation stemming from this acquisition. The cash option of $1.50 per share, however, was not reinstated. On October 24, 1995, all litigation related to the ASC acquisition was, with the consent of all parties, dismissed with prejudice. As a result of these transactions, Seda's ownership has increased to approximately 86% of the outstanding ASC common stock, and it is proceeding with the required steps to acquire the remaining outstanding shares of ASC. On December 15, 1995 and March 19, 1996 the merger agreement closing dates were extended to March 31, 1996 and May 31, 1996, respectively.

         The following is a description of the proposed steps yet to be completed. Subsidiary will be merged with and into ASC with ASC surviving. The ASC common stock will be converted into the right to receive a certain number of Seda common shares, as described above. Fractional shares will be rounded to the nearest whole number.

                                REPRESENTATIONS

         The management of Seda has represented that Subsidiary will be formed for purposes of this transaction and will not be a pre-existing subsidiary of Seda and Subsidiary will have no activity other than that necessary to facilitate its merger into ASC. Seda acquired the 102,000 shares of

Board of Directors
Seda Specialty Packaging Corp.                                         [LOGO]
March 27, 1996
Page 5

ASC on the open market in anticipation of acquiring control of ASC. Seda understands that these representations form an integral part of our opinion regarding the proposed transaction.

                        FEDERAL INCOME TAX CONSEQUENCES

An acquisition by one corporation of stock of another corporation is generally taxable unless a specific nonrecognition provision applies. The provisions of section 368(a)(1)(B) and (a)(2)(E) and section 351 are the nonrecognition provisions that can apply to a corporation's acquisition of stock of another corporation.

TRANSACTION DOES NOT QUALIFY FOR TAX-FREE TREATMENT

A reorganization under section 368(a)(1)(B) is defined as the acquisition by one corporation, in exchange solely for all or a part of its voting stock, of stock of another corporation if, immediately after the acquisition, the acquiring corporation is in control of such other corporation within the meaning of section 368(c). Treasury regulations, case law, and Internal
Revenue Service ("IRS") revenue rulings have elaborated upon this definition and provide that such a reorganization may be achieved only by strict compliance with the literal language of section 368(a)(1)(B).

In the instant case, the net effect of the transaction (that is, a direct acquisition by Seda of all of the ASC stock from the ASC shareholders partly in exchange for cash and partly in exchange for Seda stock) is that it does not qualify as a reorganization described in section 368(a)(1)(B) since such acquisition was not made by Seda solely for Seda voting stock.

Section 368(a)(1)(A) and (a)(2)(E) provides that a merger otherwise qualifying under section 368(a)(1)(A) shall not be disqualified by reason of the fact that stock of a corporation which before the merger was in control of the merged corporation is used in the transaction if: (i) after the transaction, the corporation surviving the merger holds substantially all of its properties and substantially all of the properties of the merged corporation; and (ii) in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation. Control, as defined by section 368(c), means ownership of stock possessing at least 80 percent of the total combined voting power of all shares entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

The merger of Subsidiary into ASC does not qualify as a reorganization under section 368(a)(1)(A) by reason of section 368(a)(1)(A) and (a)(2)(E). Since Seda owns approximately 86 percent of the ASC stock prior to the proposed transaction, Seda cannot acquire control (i.e., 80 percent) as a result of the proposed transaction. The prior Seda ownership is not considered for purposes of this determination. See Treas. Reg. section 1.368-2(j)(7)Ex. 4.

Board of Directors
Seda Specialty Packaging Corp.                                         [LOGO]
March 27, 1996
Page 6

Section 351 states that no gain or loss is recognized if property is transferred to a corporation by one or more persons solely in exchange for stock and immediately after the exchange, the person or persons are in control of the transferee corporation. Control for this purpose is the same as that required under section 368(a)(1)(A) and (a)(2)(E) (i.e., stock possessing 80 percent of the voting power and 80 percent of each class of nonvoting stock). Since Seda has been in operation for several years and the shareholders of ASC are not in control of Seda after the transaction, the transfer of ASC stock to Seda would not be considered an exchange under section 351.

APPLICATION OF STEP TRANSACTION

In general, a taxpayer is entitled to design his transactions in such a manner as to achieve the desired tax results, provided that he does so consistent with the law. Judge Learned Hand stated that "[a]ny one may so arrange his affairs that his taxes shall be as low as possible; he is not bound to choose that pattern which will best pay the Treasury; there is not even a patriotic duty to increase one's taxes." Helvering v. Gregory, 69 F.2d 809, 810 (2d Cir. 1934), aff'd, 293 U.S. 465 (1935). On the other hand, if the form used for a transaction does not accurately comport with the substance, the IRS may assert that the transaction should be recharacterized and treated in accordance with its substance. Except in certain fairly well established instances the ability to assert that a transaction should be treated in a manner inconsistent with its form is generally a single-edged sword. A taxpayer is, in general, bound by the form he has chosen, whereas the IRS may assert that form should be disregarded and a transaction recharacterized in accordance with its substance. See, e.g., Higgins v. Smith, 308 U.S. 473 (1940). Therefore, it is necessary, although not sufficient, to guarantee that the form chosen would, if respected, result in the desired tax consequences. The problem, however, is that the analysis presupposes that there is a substantive distinction between transactions which the tax law treats in a different manner. In many cases, these substantive distinctions are, at best, difficult to see.

A doctrine related to that of substance over form, the step-transaction doctrine, also is important to the planning of corporate acquisitions. Generally, when a series of transactions are undertaken as part of a plan or occur reasonably close in time, the applicability of the step transaction doctrine must be considered. The IRS position as to step transaction doctrine is quite clear and is summarized as follows:

         The step transaction doctrine generally permits a series of formally separate steps to be amalgamated and treated as a single transaction if they are in substance integrated, interdependent, and focused toward a particular end result. The Internal Revenue Service has indicated on several occasions that the threshold steps will not be disregarded under the step transaction analysis if such preliminary activity results in a permanent alteration of a previous bona fide business relationship. Thus, the substance of each of a series of steps will be recognized and the step

Board of Directors
Seda Specialty Packaging Corp.                                         [LOGO]
March 27, 1996
Page 7

         transaction doctrine will not apply, if each step demonstrates independent economic significance, is not subject to attack as a sham, and was undertaken for valid business purposes and not mere avoidance of taxes.2

In Rev. Rul. 73-427, 1973-2 CB 301, the IRS addressed a transaction similar to the one proposed by Seda. Corporation P ("P") wanted to acquire all of the outstanding stock of Corporation Y ("Y") for cash and thereby become the sole shareholder of Y. Pursuant to the plan of acquisition, P was only able to purchase 97.9 percent of the outstanding stock of Y for cash. In order to complete the acquisition, P, as part of the same plan, acquired the remaining
2.1 percent of the outstanding stock of Y in exchange for P stock.

The latter transaction was structured in the following manner. P formed S, a wholly owned subsidiary, solely to effectuate the acquisition. Pursuant to the applicable state laws, S was merged with and into Y, with Y acquiring all the assets of S. Y distributed the shares of P stock received in the merger to the minority shareholders of Y in exchange for their stock, and by operation of state law the S stock held by P was automatically converted into Y stock.

While the exchange of P stock for the minority shares of Y may have qualified as a tax-free section 368(a)(1)(B) transaction if taken alone, the result of the entire plan was that P acquired all of the stock of Y partly in exchange for cash and partly in exchange for P voting stock, with Y becoming a wholly owned subsidiary of P.

Therefore, although no gain or loss was recognized by P, S or Y, the ruling held that the shareholders of Y recognized gain or loss on the sale of their stock for cash or P stock under sections 1001 and 1002.

The ruling was distinguished from Rev. Rul. 67-448, 1967-2 C.B. 144. In Rev. Rul. 67-448, a series of interrelated steps involving the transitory existence of a newly created corporation is disregarded and the transaction is treated as the mere exchange by a corporation of shares of its voting stock for the outside minority stock interest in its subsidiary, which transaction qualified as a reorganization under section 368(a)(1)(B). In the ruling, pursuant to a plan of reorganization, a parent corporation, P, issued some of its voting stock to its new subsidiary S which, pursuant to the plan, merged into unrelated corporation Y, with some of the Y shareholders exchanging their Y stock, in an amount constituting control of Y, for the P stock received by Y in the merger of S into Y. Unlike Seda's acquisition of ASC stock, there was no consideration other than P voting stock used to acquire Y in Rev. Rul. 67-448.

- ------------------------
         2 Rev.  Rul. 79-250, 1979-2 C.B. 156.

Board of Directors
Seda Specialty Packaging Corp.                                           LOGO
March 27, 1996
Page 8

As previously discussed, the Seda transaction as described herein does not qualify for nonrecognition under sections 368(a)(1)(B), 368(a)(1)(A) and
(a)(2)(E) or 351. In addition, the fact that Seda purchased some shares of ASC on the open market prior to the proposed transaction emphasizes that Seda had no intention of trying to structure this acquisition as a tax-free transaction. Therefore, in our opinion, the plan of merger between Seda, Subsidiary and ASC will be treated as a taxable acquisition of ASC stock by Seda and will not constitute a tax-free reorganization within the meaning of section 368.

                             SUBSTANTIAL AUTHORITY

Providing the facts, assumptions, and representations contained herein are correct, substantial authority, within the meaning of section 6662, exists to reach the conclusions made in this opinion.

                                    CONSENT

We hereby consent to the filing of this opinion with the Registration Statement on Form S-4 and to the references to Price Waterhouse LLP ("Price
Waterhouse") under the headings "Federal Income Tax Consequences of the Merger" and "Experts" in the related Prospectus.

                            CAVEATS AND LIMITATIONS

1. The conclusions reached in this opinion represent and are based upon our best judgment regarding the application of Federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. This opinion is not binding upon the Internal Revenue Service or the courts. It is our opinion that the Internal Revenue Service will not successfully assert a contrary position, although this cannot be guaranteed in the absence of a private letter ruling from the Internal Revenue Service. Furthermore, no assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Price Waterhouse undertakes no responsibility to advise any party or shareholder of any new developments in the application or interpretation of the Federal income tax laws.

2. This opinion addresses the Federal tax consequences to ASC, Seda and the shareholders of ASC. It does not address the purchase of the Series A Preferred stock from the Arpak minority shareholders. This opinion does not address any Federal tax consequences of the transactions set forth above, or transactions related or proximate to the transactions set forth above, except as specifically set forth herein. This opinion does not address any state, local, foreign, or other tax consequences that may result from any of the transactions set forth above, or transactions related to the transactions set forth above.

Board of Directors
Seda Specialty Packaging Corp.                                         [LOGO]
March 27, 1996
Page 9

3. This opinion addresses the Federal tax consequences to the ASC shareholders in general terms. Each shareholder should consult with their tax advisor regarding their specific tax results.

4. This opinion does not address any transactions other than those described above, or any transactions whatsoever, if all the transactions described herein are not consummated as described herein without waiver or breach of any material provision thereof or if the assumptions set forth herein are not true and accurate at all relevant times. In the event any one of the assumptions is incorrect, the conclusions reached in this opinion might be adversely affected.

5. This opinion is based on the transactions as described in the Form S-4. Should any subsequent documents contain changes from this document, the conclusions of this opinion could be adversely affected.

6. This opinion only discusses the Federal tax consequences of the proposed merger. It does not discuss the tax consequences of any of the prior transaction steps.

If you have any questions, please call either John M. Tangney at (818) 595-0213 or Mark W. Boyer at (202) 414-1629.

Sincerely yours,



/s/ PRICE WATERHOUSE LLP
- -----------------------------
Price Waterhouse LLP

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Certificate of Incorporation and Bylaws of SEDA indemnify its officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Laws and applicable law. Section 145 of the Delaware General Corporation Laws makes provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

         Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was deemed illegal, or obtaining an improper personal benefit. The Company's Certificate of Incorporation includes the following language:

                          "To the maximum extent permitted by Section 102(b)(7)
                 of the General Corporation Laws of Delaware, a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
                 (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

         Delaware General Corporation Law, Section 145, permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which the director or officer acted in good faith and in a manner he reasonably believed to be not opposed to the best interests of the Company, and, with respect to any criminal action, he had reasonable cause to believe his conduct was lawful. The Bylaws of the Company include the following provision:

                          "Reference is made to Section 145 and any other
                 relevant provisions of the General Corporation Law of the State of Delaware. Particular reference is made to the class of persons, hereinafter called "Indemnities", who may be indemnified by a Delaware corporation pursuant to the provisions of such Section 145, namely, and person or the heirs, executors, or administrators of such person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The Corporation shall, and is hereby obligated to, indemnify the Indemnitees, and each of them in each and every situation where the Corporation is obligated to make such indemnification pursuant to the aforesaid statutory provisions. The Corporation shall indemnify the Indemnitees, and each of them, in each and every situation where, under the aforesaid statutory provisions, the Corporation is not obligated, but is nevertheless permitted or empowered, to make such indemnification, it being understood that, before making such indemnification with respect to any situation covered under this sentence, (i) the Corporation shall promptly make or cause to be made, by any of the methods referred to in Subsection (d) of such Section 145, a determination as to whether each Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and (ii) that no such indemnification shall be made unless it is determined that such Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful."

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         EXHIBITS:

 EXHIBIT
 NUMBER                                        Description
- --------                                       -----------
  2.1***         Restated Agreement and Plan of Merger dated as of January 5, 1995, and amendments to date
  2.1.1***       Amendment to Restated Agreement of Merger, dated August 21, 1995 and December 15, 1995 and March 19, 1996
  2.1.1.(a)      Amendment to Restated Agreement of Merger, dated May 24, 1996
  3.1***         Form of Certificate of Organization of SEDA
  3.3***         Form of Restated By-laws of SEDA
  3.4***         Certificate of Incorporation of ASC and Amendments to date
  3.5***         By-laws of ASC
  4.1***         Form of Certificate for Common Stock of SEDA
  5.1            Form of Opinion of Freshman, Marantz, Orlanski, Cooper & Klein with respect to legality of the securities of
                 SEDA being registered
  8.1***         Opinion of Price Waterhouse LLP regarding certain federal tax consequences
  8.1.1***       Revised Opinion of Price Waterhouse LLP regarding federal tax consequences
 10.1*           1993 SEDA Incentive Stock Option Plan and Nonstatutory Stock Option Plan, as amended, and Form of Stock Option
                 Agreement
 10.5**          Form of Indemnification Agreement
 10.7**          Employment Agreement dated June 1, 1993, by and between SEDA and Shapour Sedaghat
 10.8**          Employment Agreement dated June 1, 1993, by and between SEDA and Shawn Sedaghat
 10.9**          Employment Agreement dated June 1, 1993, by and between SEDA and Ronald W. Johnson
 10.10**         Form of Employment Agreement dated August 16, 1993, by and between SEDA and Edward F. Csaszar
 10.13**         Agreement dated February 18, 1993, by and between SEDA and Tube Tech Corporation
 10.14**         Form of Agreement re Transfer of Property, dated as of September 9, 1993, by and between 2501 West Rosecrans, Inc.
                 and SEDA
 10.15**         Tube Tech Stock Transfer Agreement dated as of July 1, 1993, by and between Shapour Sedaghat SEDA
 10.17**         Credit Agreement dated June 23, 1994, between SEDA and Union Bank, as amended
 10.18***        Articles of Agreement by and between Arpak Plastics, Inc., and Teamsters Local 687, effective January 1, 1994
 10.19***        Executive Agreement made on September 1, 1994 by and between ASC and Harry Goodman
 10.20***        Executive Agreement made on September 1, 1994 by and between ASC and David L. Kassel
 10.21***        Executive Employment Agreement made as of September 1, 1994 by and between ASC and Donald Robinson
 10.22***        Executive Agreement made as of September 1, 1994 by and between ASC and Eugene Biernaski
 10.23***        Executive Employment Agreement made as of September 1, 1994 by and between ASC and Clarence Rohrer
 10.24***        Agreement to Buy and Sell Assets entered into as of January 5, 1995 by and between KGE Leasing Associates, Inc.
                 and SEDA
 10.25***        Management Agreement entered into as of January 5, 1995 by and between ASC and SEDA
 10.26***        Escrow Agreement made as of January 5, 1995 by and among SEDA, ASC, ASC Managing Partners, Freshman, Marantz,
                 Orlanski, Cooper & Klein and Koerner, Silberberg & Weiner
 10.27***        Letter of Intent between SEDA and ASC dated January 3, 1995
 10.28***        Letter Agreement between SEDA and ASC Managing Partners, dated January 5, 1995

 10.29***        Letter Agreement between SEDA and ASC Managing Partners, dated January 5, 1995
 [10.30(a)&(b)]***    Non-Competition Agreements, dated January 5, 1995 with Messrs. Goodman and Kassel
 11.1***         SEDA Statement of Computation of Per Share Earnings.
 16.             Letter re Change in Accountants, incorporated by reference to ASC's 8K/A, dated April 25, 1994 to which said letter is attached.
 21.***          List of subsidiaries.
 23.1            Consent of Urbach Kahn & Werlin P.C. regarding ASC's financial statements
 23.1.1***       Consent of Frederick S. Todman & Company regarding ASC's statements
 23.3            Consent of Freshman, Marantz, Orlanski, Cooper & Klein included in Opinion, Exhibit No. 5.1
 23.4            Consent of Price Waterhouse LLP regarding financial statements of SEDA
 23.4.1          Consent of Price Waterhouse LLP regarding financial statements of ASC
 23.5***         Consent of H.J. Meyers & Co., Inc.
 24.1***         Powers of Attorney (set forth on signature pages to this Registration Statement)
 99.1            Form of proxy to be used by ASC
 99.3***         H. J. Meyers & Co., Inc Fairness Opinion
 99.4***         Form of Letter of Transmittal to be used in soliciting the stockholders of ASC.  See page 5 of sequentially numbered pages.
 99.5***         Appraisal by Appraisal Affiliates, Inc. dated December 27, 1994.

_________________
* Incorporated by reference to, and such Exhibits have the corresponding Exhibit number filed as part of SEDA's 10-K for the year ended December 1994, filed with the SEC on March 29, 1995.

** Incorporated by reference to, and all such Exhibits have the corresponding Exhibit number filed as part of, Seda's Registration Statement on Form S-1 (File No. 33-68706) and Amendments No. 1 and 2 filed with the SEC on September 13, 1993, October 19, 1993 and October 21, 1993, respectively.

*** Previously filed as part of the Registration Statement on Form S-4, filed June 8, 1995, file No. 33-93248. All such exhibit numbers have corresponding exhibit numbers and such exhibits are incorporated by reference.

         (b) Financial Statement Schedules: For the three years ended December 31, 1995--II Valuation and Qualifying Accounts.

         All other schedules are omitted either because they are not required or because the required information is included in the financial statements and notes thereto included in the Prospectus. See "Index to Financial Statements."

ITEM 22. UNDERTAKINGS

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other terms of the applicable form.

(2) SEDA undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(5)      The undersigned registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SEDA pursuant to the foregoing provisions described above in Item 20, or otherwise SEDA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SEDA of expenses incurred or paid by a director, officer or controlling person of SEDA in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SEDA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, SEDA has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on June , 1996.

                                                                    SEDA SPECIALTY PACKAGING CORP.

                                                                    By: /s/ Shawn Sedaghat
                                                                       -------------------------------------
                                                                       Shawn Sedaghat
                                                                       Chairman, Chief Executive Officer,
                                                                       and President


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  Signature                                 Title                        Date
                  ---------                                 -----                        ----
           /s/  Shawn Sedaghat                 Chairman, President and Chief         June   , 1996
 -------------------------------------------   Executive Officer
                Shawn Sedaghat


         /s/  Ronald W. Johnson                Chief Financial Officer and           June   , 1996
 -------------------------------------------   Secretary, and a Director
              Ronald W. Johnson                (Principal Financial and
                                               Accounting Officer)


                                               Director                              June   , 1996
 -------------------------------------------
              *Dann V. Angeloff


                                               Director                              June   , 1996
 -------------------------------------------
          Alfred E. Osborne, Jr., PhD


                                               Director                              June   , 1996
 -------------------------------------------
                Robert H. King


  /s/  Shawn Sedaghat
 -------------------------------------------
 *Shawn Sedaghat under power of attorney
 dated June 8, 1995

                               INDEX TO EXHIBITS

                                                                                                                        SEQUENTIALLY
EXHIBIT                                                                                                                   NUMBERED
 NUMBER                                   DESCRIPTION                                                                       PAGE
- --------                                  -----------                                                                       ----
  2.1***         Restated Agreement and Plan of Merger dated as of January 5, 1995, and amendments to date
  2.1.1***       Amendment to Restated Agreement of Merger, dated August 21, 1995 and
                 December 15, 1995 and March 19, 1996
  2.1.1(a)       Amendment to Restated Agreement of Merger, dated May 24, 1996
  3.1***         Form of Certificate of Organization of SEDA
  3.3***         Form of Restated By-laws of SEDA
  3.4***         Certificate of Incorporation of ASC and Amendments to date
  3.5***         By-laws of ASC
  4.1***         Form of Certificate for Common Stock of SEDA
  5.1            Form of Opinion of Freshman, Marantz, Orlanski, Cooper & Klein with respect to legality of the securities of SEDA being registered
  8.1***         Opinion of Price Waterhouse LLP regarding certain federal tax consequences
  8.1.1***       Revised Opinion of Price Waterhouse LLP regarding federal tax consequences
 10.1*           1993 SEDA Incentive Stock Option Plan and Nonstatutory Stock Option Plan,
                 as amended, and Form of Stock Option Agreement
 10.5**          Form of Indemnification Agreement
 10.7**          Employment Agreement dated June 1, 1993, by and between SEDA and
                 Shapour Sedaghat
 10.8**          Employment Agreement dated June 1, 1993, by and between SEDA and
                 Shawn Sedaghat
 10.9**          Employment Agreement dated June 1, 1993, by and between SEDA and
                 Ronald W. Johnson
 10.10**         Form of Employment Agreement dated August 16, 1993, by and between SEDA and Edward F. Csaszar
 10.13**         Agreement dated February 18, 1993, by and between SEDA and Tube Tech
                 Corporation
 10.14**         Form of Agreement re Transfer of Property, dated as of September 9, 1993, by and between 2501 West Rosecrans, Inc. and SEDA
 10.15**         Tube Tech Stock Transfer Agreement dated as of July 1, 1993, by and between
                 Shapour Sedaghat SEDA
 10.17**         Credit Agreement dated June 23, 1994, between SEDA and Union Bank, as amended
 10.18***        Articles of Agreement by and between Arpak Plastics, Inc., and Teamsters
                 Local 687, effective January 1, 1994
 10.19***        Executive Agreement made on September 1, 1994 by and between ASC and
                 Harry Goodman
 10.20***        Executive Agreement made on September 1, 1994 by and between ASC and
                 David L. Kassel
 10.21***        Executive Employment Agreement made as of September 1, 1994 by and between
                 ASC and Donald Robinson
 10.22***        Executive Agreement made as of September 1, 1994 by and between ASC and
                 Eugene Biernaski
 10.23***        Executive Employment Agreement made as of September 1, 1994 by and between
                 ASC and Clarence Rohrer
 10.24***        Agreement to Buy and Sell Assets entered into as of January 5, 1995 by and between KGE Leasing Associates, Inc. and SEDA
 10.25***        Management Agreement entered into as of January 5, 1995 by and between
                 ASC and SEDA
 10.26***        Escrow Agreement made as of January 5, 1995 by and among SEDA, ASC,
                 ASC Managing Partners, Freshman, Marantz, Orlanski, Cooper & Klein and Koerner, Silberberg & Weiner
 10.27***        Letter of Intent between SEDA and ASC dated January 3, 1995
 10.28***        Letter Agreement between SEDA and ASC Managing Partners, dated January 5, 1995
 10.29***        Letter Agreement between SEDA and ASC Managing Partners, dated January 5, 1995

                                                                                                                        SEQUENTIALLY
EXHIBIT                                                                                                                   NUMBERED
 NUMBER                                   DESCRIPTION                                                                       PAGE
- --------                                  -----------                                                                       ----
 [10.30(a)&(b)]***    Non-Competition Agreements, dated January 5, 1995 with Messrs. Goodman and Kassel
 11.1***         SEDA Statement of Computation of Per Share Earnings.
 16.             Letter re Change in Accountants, incorporated by reference to ASC's 8K/A, dated April 25, 1994 to which said letter is attached.
 21.***          List of subsidiaries.
 23.1            Consent of Urbach Kahn & Werlin P.C. regarding ASC's financial statements
 23.1.1***       Consent of Frederick S. Todman & Company regarding ASC's statements
 23.3            Consent of Freshman, Marantz, Orlanski, Cooper & Klein included in Opinion,
                 Exhibit No. 5.1
 23.4            Consent of Price Waterhouse LLP regarding financial statements of SEDA
 23.4.1          Consent of Price Waterhouse LLP regarding financial statements of ASC
 23.5***         Consent of H.J. Meyers & Co., Inc.
 24.1***         Powers of Attorney (set forth on signature pages to this Registration Statement)
 99.1            Form of proxy to be used by ASC
 99.3***         H. J. Meyers & Co., Inc Fairness Opinion
 99.4***         Form of Letter of Transmittal to be used in soliciting the stockholders of ASC.
                 See page 5 of sequentially numbered pages.
 99.5***         Appraisal by Appraisal Affiliates, Inc. dated December 27, 1994.

_________________
* Incorporated by reference to, and such Exhibits have the corresponding Exhibit number filed as part of SEDA's 10-K for the year ended December 1994, filed with the SEC on March 29, 1995.

** Incorporated by reference to, and all such Exhibits have the corresponding Exhibit number filed as part of, Seda's Registration Statement on Form S-1 (File No. 33-68706) and Amendments No. 1 and 2 filed with the SEC on September 13, 1993, October 19, 1993 and October 21, 1993, respectively.

*** Previously filed as part of the Registration Statement on Form S-4, filed June 8, 1995, file No. 33-93248. All such exhibit numbers have corresponding exhibit numbers and such exhibits are incorporated by reference.


All other schedules are omitted either because they are not required or because the required information is included in the financial statements and notes thereto included in the Prospectus. See "Index to Financial Statements."